File No. 811-6243

As filed with the Securities and Exchange Commission on December 19, 1995




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-14

                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

[ ] Pre-Effective Amendment No.             [ ] Post-Effective Amendment No.

                           FRANKLIN STRATEGIC SERIES
               (Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (415) 312-2000

                           777 Mariners Island Blvd.
                              San Mateo, CA 94404
              (Address of Principal Executive Offices) (Zip Code)

                             Harmon E. Burns, Esq.
                           777 Mariners Island Blvd.
                              San Mateo, CA 94404
                    (Name and Address of Agent for Service)

                       Copies To: Jeffrey L. Steele, Esq.
                             Dechert Price & Rhoads
                              1500 K Street, N.W.
                             Washington, D.C. 20005


                  Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration
Statement.

                  The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment Company Act of 1940; accordingly, no fee is payable herewith. A Rule 24f-2 Notice for the Registrant's most recent fiscal year ended April 30, 1995 was filed with the Commission on or before June 29, 1995.



                  It is proposed that this filing become effective on January 18, 1996 pursuant to Rule 488 under the Securities Act of 1933.

                           CROSS REFERENCE SHEET FOR
                           FRANKLIN STRATEGIC SERIES
                         FRANKLIN GLOBAL UTILITIES FUND


Item of Part A                                                           Location in
OF FORM N-14                                                             PROSPECTUS

1 ................................                                     Cross Reference Sheet;
                                                                       Cover Page

2 ................................                                     Table of Contents

3 ................................                                     Synopsis; Comparison of
                                                                       Investment Objectives and
                                                                       Policies

4 ................................                                     Reasons for the Transaction;
                                                                       Information About the
                                                                       Transaction

5 ................................                                     Information About the Funds

6 ................................                                     Information About the Funds

7 ................................                                     Voting Information

8 ................................                                     Synopsis

9 ................................                                     Inapplicable

Item of Part B                                                           Location in Statement
OF FORM N-14                                                             OF ADDITIONAL INFORMATION

10 ................................                                     Cover Page

11 ................................                                     Cover Page

12 ................................                                     Statement of Additional
                                                                        Information of Franklin
                                                                        Global Utilities Fund dated
                                                                        September 1, 1995

13 ................................                                     Inapplicable

14 ................................                                     Statement of Additional
                                                                        Information of Franklin
                                                                        Global Utilities Fund dated
                                                                        September 1, 1995; Annual
                                                                        Report of Franklin Strategic
                                                                        Series for the fiscal year
                                                                        ended April 30, 1995; Annual
                                                                        Report of Templeton Global
                                                                        Utilities, Inc. for the
                                                                        fiscal year ended August 31,
                                                                        1995; pro-forma financial
                                                                        statements.





                        TEMPLETON GLOBAL UTILITIES, INC.
                               700 CENTRAL AVENUE
                       ST. PETERSBURG, FLORIDA 33701-3628


                                                        January ___, 1995

Dear Shareholder:

           The Board of Directors of Templeton Global Utilities, Inc. (the "Fund") has recently reviewed and unanimously endorsed a proposal for reorganization of the Fund which they judge to be in the best interests of its shareholders. This proposal calls for combining the assets of the Fund with another fund which has similar investment objectives and investment policies.

         We have therefore included the consideration of the proposal on the agenda for the Annual Meeting of Shareholders to be held on February 20, 1995. WE STRONGLY INVITE YOUR PARTICIPATION BY ASKING YOU TO REVIEW, COMPLETE AND RETURN YOUR PROXY AS SOON AS POSSIBLE.

           As a result of this transaction, your Fund would be combined with Franklin Global Utilities, Inc. ("Franklin Global Utilities"), a mutual fund managed by Franklin Advisers, Inc., and you would become a shareholder of Franklin Global Utilities, receiving shares of Franklin Global Utilities, having an aggregate net asset value equal to the aggregate net asset value of your investment in the Fund. No sales charge will be imposed in the transaction and the Closing of the transaction will be conditioned upon receiving an opinion of counsel to the effect that the proposed transaction will qualify as a tax-free reorganization for Federal income tax purposes.

           Detailed information about the proposed transaction and the reasons for it are contained in the enclosed materials. Please exercise your right to vote by completing, dating and signing the enclosed proxy card. A self-addressed, postage-paid envelope has been enclosed for your convenience. IT IS VERY IMPORTANT THAT YOU VOTE AND THAT YOUR VOTING INSTRUCTIONS BE RECEIVED NO LATER THAN FEBRUARY , 1995.

           NOTE: You may receive more than one proxy package if you hold Fund shares in more than one account. You must return separate proxy cards for separate holdings. We have provided postage-paid return envelopes for each, which requires no postage if mailed in the United States.

                                                Sincerely,



                                                Thomas M. Mistele
                                                Secretary

                        TEMPLETON GLOBAL UTILITIES, INC.
             700 Central Avenue, St. Petersburg, Florida 33701-3628

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                               FEBRUARY 20, 1996

           NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Templeton Global Utilities, Inc. ("TGU" or the "Fund") will be held at the Fund's offices, 700 Central Avenue, St. Petersburg, Florida 33701-3628 on Tuesday, February 20, 1996 at 10:00 A.M. (Local Time) for the following purposes:

         I. To approve an Agreement and Plan of Reorganization providing for the transfer of the assets and certain liabilities of the Fund in exchange for Class I shares of Franklin Global Utilities Fund, the distribution of such shares to shareholders of the Fund in liquidation of the Fund and the subsequent dissolution of the Fund;

         II. To elect four Directors of the Fund to hold office for the terms specified and until their successors are elected and qualified, or until such earlier date as the Fund is dissolved as set forth in Proposal I;

         III. To ratify or reject the selection of McGladrey & Pullen, L.L.P. as independent public accountants of the Fund for the fiscal year ending August 31, 1996; and

         IV. To transact such other business as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

         Every shareholder of record as of the close of business on _____ will be entitled to vote. By Order of the Board of Directors,


                                                Thomas M. Mistele
                                                Secretary
January ___, 1996

                           Many Shareholders hold shares in more than one Templeton Fund and will have received proxy material for each fund owned. Please sign and promptly return each proxy card in the self-addressed envelope that you receive regardless of the number of shares you own.

                          PROSPECTUS / PROXY STATEMENT

                           ACQUISITION OF THE ASSETS
                      OF TEMPLETON GLOBAL UTILITIES, INC.

                               700 Central Avenue
                       St. Petersburg, Florida 33701-3628


                     BY AND IN EXCHANGE FOR CLASS I SHARES
                       OF FRANKLIN GLOBAL UTILITIES FUND

                         777 Mariners Island Boulevard
                        San Mateo, California 94403-7777




                              -------------------


                                  INTRODUCTION


           This Prospectus/Proxy Statement relates to the solicitation of shareholder approval for the proposed transfer of the assets and certain liabilities of Templeton Global Utilities, Inc. ("TGU" or the "Fund"), a diversified, closed-end management investment company, to Franklin Global Utilities Fund ("Franklin Global Utilities"), a non-diversified series of Franklin Strategic Series, an open-end management investment company, in exchange for shares of Class I common stock of Franklin Global Utilities. Following the exchange, Class I shares of Franklin Global Utilities will be distributed to the shareholders of the Fund in liquidation of the Fund. As a result of the proposed transaction, each holder of shares of the Fund will receive that number of full and fractional Class I shares of Franklin Global Utilities equal in net asset value at the close of business on the date of the exchange to the net asset value of the Shareholder's shares of the Fund.

           Shareholders of the Fund will not be assessed any sales load or other fee in connection with the proposed transaction. Class I shares of Franklin Global Utilities distributed to the shareholders of the Fund as a result of the proposed transaction that are redeemed or exchanged for shares of another mutual fund managed by Franklin Advisers, Inc. ("Advisers") or its affiliates will be subject to a redemption fee, determined as a percentage of the net asset value of such shares as of the date of the redemption or exchange, of 1% through August __, 1996. There will be no such fee on redemptions or exchanges made after August __, 1996. The proceeds of the redemption fee will be retained by Franklin Global Utilities to the benefit of the remaining shareholders of Franklin Global Utilities. See "Information About the Transaction - Redemption Fee" below.

                       THE BOARD OF DIRECTORS OF THE FUND
                        RECOMMENDS APPROVAL OF THE PLAN

           This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Franklin Global Utilities that a prospective investor should know before returning the enclosed proxy card. This Prospectus/Proxy Statement is accompanied by the Prospectus of Franklin Global Utilities dated September 1, 1995 (the "Franklin Global Utilities Prospectus") and by the Annual Report of Franklin Strategic Series dated April 30, 1995 (the "Strategic Series Annual Report"), which includes information concerning Franklin Global Utilities. The information in the Franklin Global Utilities Prospectus is incorporated herein by reference. A Statement of Additional Information dated January __, 1996 (the "Supplementary Information"), which provides a further discussion of certain matters discussed herein, as well as additional matters, including information about Franklin Global Utilities and the Fund, has been filed with the Securities and Exchange Commission (the "Commission") and is also incorporated herein by reference. A Statement of Additional Information of Franklin Global Utilities dated September 1, 1995 has been filed with the Commission as part of the Supplementary Information and is further incorporated by reference herein. Copies of the Supplementary Information may be obtained without charge by writing to Franklin Templeton Investor Services, Inc., the transfer agent of Franklin Global Utilities, at 777 Mariners Island Boulevard, P.O. Box 777, San Mateo, California 94403- 7777, or by calling the Transfer Agent toll free at 1-800-DIAL-BEN.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    SYNOPSIS

           This synopsis is qualified by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the Franklin Global Utilities Prospectus, the Strategic Series Annual Report and the Agreement and Plan of Reorganization attached hereto as Exhibit A. Franklin Global Utilities and the Fund are sometimes individually referred to herein as a "Fund' and collectively as the "Funds."


           PROPOSED TRANSACTION. At a meeting held on December 5, 1995, the Directors of the Fund, including the Directors who are not "interested persons" of the Fund (the "Independent Directors") within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act"), unanimously approved an Agreement and Plan of Reorganization (the "Plan") between the Fund, a closed-end investment company whose shares are traded on the American Stock Exchange, and Franklin Strategic Series, an open-end investment company, on behalf of Franklin Global Utilities, providing for the transfer of the assets of the Fund to Franklin Global Utilities in exchange for Class I shares of Franklin Global Utilities, the assumption by Franklin Global Utilities of certain liabilities of the Fund and the distribution of the Class I shares of Franklin Global Utilities to shareholders of the Fund in liquidation of the Fund (the "Transaction"). The aggregate net asset value of the Class I shares of Franklin Global Utilities issued in the Transaction will equal the aggregate net asset value of the shares of the Fund then outstanding.

           As a result of the Transaction, each holder of shares of the Fund will receive that number of full and fractional Class I shares of Franklin Global Utilities equal in net asset value, determined as of the close of trading on the American Stock Exchange next preceding the closing of the Transaction, to the net asset value, determined as of the same time, of such shareholder's shares of the Fund. Shareholders of the Fund will not be assessed any sales load or other fee in connection with the Transaction. Franklin Global Utilities Class I shares distributed to the shareholders of the Fund as a result of the Transaction that are redeemed or exchanged will be subject to a redemption fee, determined as a percentage of the net asset value of such shares as of the date of the redemption or exchange, of 1% with respect to redemptions and exchanges occurring through August __, 1996. The temporary redemption fee will be deducted from the amount otherwise payable to holders of such Class I shares upon such redemption or exchange and, unlike a contingent deferred sales charge, which is typically paid to a distributor, will be retained by Franklin Global Utilities and, thereby, provide a benefit to the remaining shareholders of Franklin Global Utilities. The level and duration of the redemption fee may be reduced, or the fee may be terminated, at any time at the discretion of Franklin Global Utilities. See "Information About the Transaction - Redemption Fee" below. The Board of Directors of the Fund has determined that the interests of existing shareholders of the Fund would not be diluted as a result of the Transaction, concluded that the Transaction would be in the best interests of the Fund and the shareholders of the Fund and recommends approval of the Transaction. Approval of the Plan and Transaction will require the affirmative vote of the holders of a majority of the outstanding shares of the Fund.

         Pursuant to the terms of the Plan, the Fund, Franklin Global Utilities, Templeton, Galbraith & Hansberger Ltd. and Franklin Advisers, Inc. will each pay one-fourth of the costs of the Transaction.

           The Transaction is expected to occur shortly following shareholder approval thereof. However, the Plan may be terminated at any time prior to the closing of the Transaction by either Fund, whether or not shareholder approval has been obtained, if the conditions precedent to that Fund's obligations under the Plan have not been satisfied or if the Board of Directors of that Fund determines that proceeding with the Plan would not be in the best interests of that Fund's shareholders.

           If the Transaction does not close, the Board of Directors will consider what action, if any, would be appropriate. See "Reasons for the Transaction" below.

         FORM OF ORGANIZATION. Franklin Global Utilities is a non-diversified series of Franklin Strategic Series, an open-end management investment company, while the Fund is a diversified, closed-end management investment company. See "Comparison of Open- End and Closed-End Investment Companies" below.

         TAX CONSEQUENCES. As a condition to closing, the Fund and Franklin Global Utilities will obtain an opinion of counsel, based on certain facts, assumptions and representations made by the Fund and Franklin Global Utilities, to the effect that the Transaction will qualify as a tax-free reorganization for Federal income tax purposes. See "Information About the Transaction."

           INVESTMENT OBJECTIVES AND POLICIES. The investment objective of Franklin Global Utilities and that of the Fund are identical and their investment policies are similar. Each Fund seeks to provide total return without incurring undue risk by investing at least 65% of its total assets in securities of companies in the utility industries. The investment policies of Franklin Global Utilities and the Fund are discussed in detail below under "Comparison of Investment Objectives and Policies."

           ADVISORY, DISTRIBUTION AND OTHER FEES; EXPENSE RATIOS. Under an investment advisory agreement with Advisers (the "Franklin Global Utilities Advisory Agreement"), Franklin Global Utilities pays Advisers at the annual rate of 0.625% of the value of average daily net assets, with breakpoints at various asset levels. The fee is accrued daily and paid monthly. During the most recent fiscal year, Franklin Global Utilities paid fees to Advisers amounting to 0.60% of its average daily net assets. Under an investment management agreement with Templeton, Galbraith & Hansberger Ltd. ("TGH") (the "TGU Advisory Agreement"), the Fund pays monthly to TGH a fee at an annual rate of 0.60% of the Fund's annual daily net assets. See "Additional Information About the Fund - Investment Manager" below.

         Franklin Global Utilities has adopted a Plan of Distribution pursuant to Rule 12b- 1 under the 1940 Act, under which Franklin Global Utilities may reimburse Franklin Templeton Distributors, Inc. ("FTD") for expenses incurred in distributing its Class I shares. FTD is the principal underwriter of Franklin Global Utilities' shares and an indirect subsidiary of Franklin Resources, Inc. ("Franklin"). Under the plan, the maximum amount which Franklin Global Utilities may pay to FTD or others is 0.25% per annum of Class I's average daily net assets, payable on a quarterly basis. As a closed-end investment company, the Fund does not distribute its shares and, therefore, does not have a Rule 12b-1 plan.

           Pursuant to a Business Management Agreement between the Fund and Templeton Global Investors, Inc. ("TGI"), TGI performs certain administrative services for the Fund for which the Fund pays TGI a monthly fee at an annual rate of 0.15% of the Fund's average daily net assets. TGI is an indirect wholly owned subsidiary of Franklin. Franklin Global Utilities does not have an administration or business management agreement and, therefore, pays no separate administrative fees. Certain administrative services are provided to Franklin Global Utilities by Advisors pursuant to the Franklin Global Utilities Advisory Agreement.

           Franklin Templeton Investor Services, Inc., an indirect wholly owned subsidiary of Franklin, serves as transfer agent and dividend paying agent for Franklin Global Utilities. Chemical Mellon Shareholder Services serves as transfer agent and dividend paying agent for the Fund.

           For the year ended April 30, 1995, the ratio of expenses to average daily net assets for the Class I shares of Franklin Global Utilities was 1.12%. For the year ended August 31, 1995, the ratio of expenses to average daily net assets for the Fund was 1.25%. Based on net asset, fee and expense levels as of October 31, 1995, the pro forma ratio of operating expenses to average daily net assets for the Class I shares of Franklin Global Utilities upon completion of the Transaction would be 1.05%. The expense ratio of the Class I shares of Franklin Global Utilities would be higher at lower levels of net assets. For example, based on the net asset, fee and expense levels of the Class I shares of Franklin Global Utilities as of October 31, 1995, if an amount representing one-half of the net assets of the Fund as of October 31, 1995 were to be paid to shareholders upon redemption of their Class I shares of Franklin Global Utilities immediately following the closing of the Transaction, the pro forma ratio of operating expenses to average daily net assets for the Class I shares of the combined Fund would be 1.20%.

           DIVIDENDS AND DISTRIBUTIONS. the Fund's current policy is to make monthly distributions to shareholders consisting on net investment income (and which may include short-term capital gains and net realized gains from foreign currency transactions, if any) and to pay net realized long-term capital gains annually. Franklin Global Utilities' current policy is to make semi-annual distributions of net investment income and to pay net short-term and net long-term capital gains annually. The Funds have no fixed dividend rates. It is the intention of each Fund to distribute each fiscal year all of its net investment income and net realized capital gains, if any, for such year.

           There is no sales or other charge in connection with the reinvestment of dividends and capital gains distributions of Franklin Global Utilities. Franklin Global Utilities permits its shareholders to make an election to receive dividends and distributions in cash or in full or fractional shares of the Fund.

         The Fund offers its shareholders a Dividend Reinvestment Plan as described below under "Additional Information About the Fund-Dividend Reinvestment Plan."

           PURCHASE PROCEDURES AND EXCHANGE PRIVILEGES. Class I shares of Franklin Global Utilities are offered on a continuous basis at a price equal to their net asset value, plus a maximum sales charge of 4.50% of the public offering price. The sales charge does not apply to shares acquired through the reinvestment of dividends. No sales load will be assessed to shareholders of the Fund in connection with the Transaction. The sales charge on Class I shares of Franklin Global Utilities may be reduced or eliminated in accordance with Franklin Global Utilities' Rights of Accumulation, Letter of Intent, Group Purchases and Purchases at Net Asset Value programs. Purchases of Class I shares of Franklin Global Utilities of $1,000,000 or more are not subject to an initial sales charge but may be subject to a contingent deferred sales charge under certain circumstances. The minimum initial investment in shares of Franklin Global Utilities is $100 and the minimum for subsequent investments is $25, except in certain instances as described in the Franklin Global Utilities Prospectus. See "How to Buy Shares of the Fund" in the Franklin Global Utilities Prospectus.

           Under a multi-class structure, Franklin Global Utilities offers investors the choice of purchasing Class I shares, which generally bear a higher front-end sales charge and lower ongoing Rule 12b-1 fees, and Class II shares, which generally have a lower front-end sales charge and higher ongoing Rule 12b-1 fees. For more information about the classes of shares of Franklin Global Utilities, see the Franklin Global Utilities Prospectus which accompanies this Prospectus/Proxy Statement. Each share of Franklin Global Utilities represents an interest in the same investment portfolio of Franklin Global Utilities. While only Class I shares of Franklin Global Utilities are to be issued in the Transaction, Class II shares are available for purchase in accordance with the Franklin Global Utilities Prospectus.

           Class I shares of Franklin Global Utilities may be exchanged for shares of the same class of certain other open-end investment companies managed by Advisers and its affiliates ("Franklin Templeton Funds"). See "Exchange Privilege" in the Franklin Global Utilities Prospectus. Exchanges of shares are made at the relative net asset values next determined, without sales or service charges, except that exchanges of Class I shares of Franklin Global Utilities received in the Transaction will be subject to a redemption fee through August __, 1996. The entire amount of this redemption fee will be retained by Franklin Global Utilities. See "Redemption Procedures" and "Information About the Transaction-Redemption Fee" below.

           The Fund is a closed-end investment company and, therefore, does not continually issue new shares as does Franklin Global Utilities and does not have distribution and purchase procedures or exchange privileges. The Fund's shares currently are traded on the American Stock Exchange, at prices that may be less or more than their net asset value. Shareholders currently pay brokerage commissions in connection with purchases and sales of the Fund's shares. The Fund has a Dividend Reinvestment Plan as described below under "Additional Information about the Fund-Dividend Reinvestment Plan."

           REDEMPTION PROCEDURES. Class I shares of Franklin Global Utilities may be redeemed on any day the New York Stock Exchange is open for trading, either directly or through a securities dealer. Class I shares are redeemed at net asset value next calculated after Franklin Global Utilities receives a redemption request in proper form and, except with respect to certain redemptions of Class I shares purchased in amounts of $1,000,000 or more, without any contingent deferred sales charges. In the case of repurchases through securities dealers, the redemption price is the net asset value next calculated after the shareholder's dealer receives the order, which is promptly transmitted to Franklin Global Utilities, rather than on the day the Fund receives the shareholder's written request in proper form. Proceeds of a redemption generally are sent within seven days. See "How to Sell Shares of the Fund" in the Franklin Global Utilities Prospectus. There is no sales charge or other fee for redemptions of shares of Franklin Global Utilities, except that Class I shares of Franklin Global Utilities received in the Transaction that are redeemed or exchanged will be subject to a redemption fee, determined as a percentage of the net asset value of such shares as of the date of the redemption or exchange, of 1% with respect to redemptions and exchanges occurring through August __, 1996. The level and duration of the redemption fee may be reduced, or the fee may be terminated, at any time at the discretion of Franklin Global Utilities. See "Information About the Transaction-Redemption Fee" below. As a closed-end investment company, the Fund does not redeem its shares. See "Comparison of Closed- End and Open-End Investment Companies" below.

                                   FEE TABLE

           The table below sets forth information with respect to Class I shares of Franklin Global Utilities and shares of the Fund as well as pro forma information for Class I shares of Franklin Global Utilities after giving effect to the Transaction. The table was prepared by Advisers based on the net asset, fee and expense levels of the Funds as of October 31, 1995.




                                                                                                              Pro Forma
                                                                                                            Combined Fund
                                                                                                           (i.e., Class I
                                                                                                             Shares of
                                                                        Shares of                         Franklin Global Utilities)
                                                                        Franklin             Shares of      Following
                                                                        UTILITIES           THE FUND       THE TRANSACTION

SHAREHOLDER TRANSACTION EXPENSES
  Sales Load (as a percentage of offering price)                        4.50%(a)             N/A(b)               4.50%(a)
  Deferred Sales Load (as a percentage of original
    purchase price or redemption proceeds, whichever
    is lower)......................................................     None(a)              N/A(b)                None(a)
  Redemption Fees
    (as a percentage of amount redeemed)...........................     None                 N/A                  1% through
                                                                                                                  10/_/96(c)
ANNUAL EXPENSES
  Advisory and Administrative Fees.................................      .60%                .75%                    .57%
  12b-1 Fees.......................................................      .23%                N/A                     .24%
  Other Expenses...................................................      .29%                .46%                    .24%
                                                                        ----                 ----                   ----
    Total Fund Operating Expenses..................................     1.12 %(d)            1.21%                  1.05%(e)
                                                                        ====                 ====                    ====



(a) No sales load or other fee will be charged in connection with the Transaction. Purchases of Class I shares of $1,000,000 or more are not subject to an initial sales charge but may be subject to a 1% deferred sales charge on redemptions made within one year of purchase. See "How to Sell Shares of the Fund - Contingent Deferred Sales Charge" in the Franklin Global Utilities Prospectus.
(b) Shares of the Fund are generally available for purchase and sale only in the secondary market. Brokerage commissions and other fees may be incurred in connection with such transactions.
(c) The redemption fee is applicable only to redemptions and exchanges made on or before August __, 1996 of Class I shares of Franklin Global Utilities received in the Transaction.

(d) This amount reflects current fees and expenses of Franklin Global Utilities and, therefore, differs from the corresponding percentage amount set forth in the current prospectus of Franklin Global Utilities.
(e) The foregoing pro forma combined financial information assumes that all of the Fund assets acquired by Franklin Global Utilities are retained. If this is not the case (e.g., if there are substantial redemptions by former shareholders of the Fund following the effective date of the Transaction), the expense ratio of the Class I shares of Franklin Global Utilities would be adversely affected. For example, based on the net asset, fee and expense levels of the Class I shares of Franklin Global Utilities as of October 31, 1995, if an amount representing one-half of the net assets of the Fund as of October 31, 1995 were to be paid to shareholders upon redemption of their Class I shares of Franklin Global Utilities immediately following the closing of the Transaction, the pro forma ratio of operating expenses to average daily net assets of the Class I shares of Franklin Global Utilities would increase to approximately 1.20%.

EXAMPLE

   The Example below shows the cumulative expenses attributable to a $1,000 investment in Class I shares of Franklin Global Utilities, shares of the Fund and Class I shares of the pro forma combined fund for the periods specified.


                                                                        1 YEAR     3 YEARS   5 YEARS   10 YEARS
Franklin Global Utilities (Class I shares).........................     $56        $79       $104      $175
the Fund...........................................................     $12        $38       $67       $147
Pro Forma Combined Fund (i.e., Class I shares of
  Franklin Global Utilities received in the Transaction)                $55        $77       $100       $167
                                                                            $60*


*  Assumes redemption before August __, 1996.

           The purpose of the foregoing table is to assist the investor in understanding the various costs and expenses that an investor in a Fund will bear directly or indirectly, Long-term holders of Class I shares of Franklin Global Utilities may pay aggregate sales charges totaling more than the economic equivalent of the maximum initial sales charges permitted by the Rules of Fair Practice of the National Association of Securities Dealers, Inc. The Example above assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Commission regulations. The Example is not to be considered representative of past or future expenses; actual expenses may be greater or less than those shown. Except as noted in the Example, the cumulative expenses attributable to the hypothetical investment are the same whether or not redemption at the end of the respective periods is assumed.

                          REASONS FOR THE TRANSACTION

           At a December 5, 1995 meeting of the Board of Directors of the Fund, TGH recommended to the Directors that they approve and recommend the Transaction and the Plan to the shareholders of the Fund for their approval. The Directors unanimously accepted TGH's recommendation, concluded that the Transaction and the Plan would be in the best interests of the Fund and its shareholders, and recommended that the shareholders approve the proposed Transaction.

           TGH made its recommendation to the Board of Directors with reference to a provision in the Articles of Incorporation of the Fund which requires the Fund's Board of Directors to submit to shareholders a proposal to convert the Fund to an open-end investment company (the "Conversion Proposal") if its shares trade on the American Stock Exchange at an average discount from net asset value of 2% or more during the quarter immediately preceding August 31, 1995 (the "Test Period"). During the Test Period, the Fund's shares traded at an average discount of 9.28%.

           The Conversion Proposal policy was designed to deter sustained market discounts in the price of the Fund's shares. As stated in the prospectus of the Fund dated May 23, 1990 for the initial public offering of the Fund's shares:

           The fact that the Fund's Articles of Incorporation provide for the automatic submission to the Fund's shareholders of a proposal to convert the Fund to an open-end investment company may enhance the attractiveness of the Fund's shares to investors, thereby reducing the excess of the net asset value over market price that might otherwise exist. Sellers may be less inclined to accept a significant discount if they have some prospect of being able to receive net asset value if the Fund converted to an open-end investment company.

Since commencement of the Fund's operations, its shares have traded at both a premium and a discount. For the period from commencement of operations through August 31, 1995, the price relative to net asset value has ranged from a premium of 25.36% to a discount of _____%, and has averaged a premium of _____%. See "Additional Information About the Fund -- Sales Price and Net Asset Value Information."

           At the December 5 meeting, TGH informed the Directors that it had given intensive consideration to the appropriate course of action the Board of Directors might recommend to shareholders when submitting the Conversion Proposal. TGH concluded that the Fund need no longer operate as a closed-end investment company. After evaluating the alternatives for change, TGH advised the Board of Directors of its view that Fund's shareholders could benefit most by a reorganization of the Fund into Franklin Global Utilities, an existing open-end investment company, rather than by converting the Fund to a stand-alone open-end investment company. It is TGH's view that this course of action is the best available accommodation of both the objectives of (i) providing liquidity at net asset value to shareholders consistent with the purposes of the Fund's Conversion Proposal policy and (ii) seeking a high level of total return without incurring undue risk through investment in utilities industries securities. In formulating its recommendation to the Board of Directors, TGH noted that the Funds have the same investment objective and similar investment policies and that, since the inception of Franklin Global Utilities, its performance has exceeded that of the Fund.

           In reaching its decision to recommend shareholder approval of the Transaction, the Board of Directors considered the foregoing and a number of other factors. The Board of Directors reviewed summaries of operating expenses of the Fund and of Franklin Global Utilities. It was noted that the Fund had an expense ratio of 1.25% for its fiscal year ended August 31, 1995, compared to Franklin Global Utilities' expense ratio of 1.12% for its fiscal year ended April 30, 1995. The Board also considered the fact that the Transaction would permit the shareholders of the Fund to pursue substantially the same investment goals in a larger fund. A larger fund should enhance the ability of the investment adviser to effect portfolio transactions on more favorable terms and give the investment adviser greater investment flexibility and the ability to select a larger number of portfolio securities for the combined funds, with the attendant ability to spread investment risks among a larger number of portfolio securities. Higher aggregate net assets may enable the combined entities to obtain the benefits of economies of scale, permitting the reduction or elimination of certain duplicate costs and expenses which may result in lower overall expense ratios through the spreading of both fixed and variable costs of fund operations over a larger asset base.

           The Board of Directors also considered the imposition of a temporary redemption fee, as proposed by TGH, on redemptions and exchanges of Franklin Global Utilities shares to be distributed to Fund shareholders upon consummation of the Transaction. In that regard, the Board of Directors noted that a high level of redemptions and exchanges following the closing of the Transaction would impose significant direct and indirect costs on Franklin Global Utilities, to the detriment of its shareholders, in light of the nature and size of, and liquidity of the market for, many of the positions that would be held by Franklin Global Utilities after consummation of the Transaction. The Directors considered the fact that the disposition of such securities would involve various direct costs (such as commissions and custody fees). The Board of Directors also considered the indirect costs of liquidating large portfolio positions to meet significant redemptions and exchanges, such as the adverse impact on prices received upon such liquidations. The Board of Directors reviewed the recommendation of TGH that, in view of the size of, and liquidity of the markets for, many of the positions to be held by Franklin Global Utilities upon consummation of the Transaction, a temporary redemption fee of 1% of the net asset value of the Franklin Global Utilities Class I shares received in the Transaction that are redeemed or exchanged should be imposed through August __, 1996. The Board of Directors noted that a number of other closed-end funds that have converted to open-end status have imposed temporary redemption fees to discourage high levels of redemptions and exchanges upon conversion to such status, and that the proceeds of the proposed redemption fee would be retained by Franklin Global Utilities and would tend to offset costs that would be incurred as a result of redemptions and exchanges, to the benefit of the remaining shareholders of Franklin Global Utilities. The Board of Directors determined in view of the considerations described above that both the amount and duration of the temporary redemption fee were reasonable.

           The Board of Directors also considered, among other things: (i) the terms and conditions of the Transaction; (ii) whether the Transaction would result in the dilution of shareholders' interests; (iii) the fact that the investment objectives of the Funds are identical and that their investment policies are similar; (iv) the relative performance of the Fund and Franklin Global Utilities; (v) the benefits of the Transaction to persons other than the Fund and the fact that the Fund, Franklin Global Utilities, TGH and Advisers will each bear one-fourth of the costs of the Transaction; (vi) the fact that Franklin Global Utilities will assume certain liabilities of the Fund; (vii) the expected Federal income tax consequences of the Transaction; and (viii) the historical information referred to above.

           During their consideration of the Transaction, the Independent Directors met separately regarding the legal issues involved. Based on the factors described above, the Board of Directors unanimously determined that the Transaction would be in the best interests of the Fund and its shareholders and would not result in dilution of shareholders' interests, and unanimously recommended that the shareholders of the Fund approve the proposed Transaction.

           In the event the shareholders of the Fund do not approve the Transaction or the Transaction is not consummated for any other reason, the Board of Directors will consider possible alternative courses of action, including the possibility of submitting a proposal to convert the Fund to a stand-alone open-end investment company.

           COMPARISON OF OPEN-END AND CLOSED-END INVESTMENT COMPANIES

           GENERAL. Open-end investment companies such as Franklin Global Utilities, commonly referred to as mutual funds, issue redeemable securities. The holders of redeemable securities have the right to surrender those securities to the mutual fund and obtain in return an amount based on their proportionate share of the value of the mutual fund's net assets. Most mutual funds also continually issue new shares to investors at a price based on the fund's net asset value at the time of issuance. Like that of other mutual funds, Franklin Global Utilities's net asset value per share is determined by deducting the amount of its liabilities from the value of its assets and dividing the difference by the number of shares outstanding. Franklin Global Utilities shares do not trade on any exchange.

           In contrast, closed-end investment companies such as the Fund generally do not redeem their outstanding shares or engage in the continuous sale of new securities, and thus operate with a relatively fixed capitalization. The shares of closed-end investment companies are normally bought and sold in securities markets. The Fund's shares are traded on the American Stock Exchange.

           ELIMINATION OF DISCOUNT AND PREMIUM. Upon consummation of the Transaction, shareholders who wish to realize the value of their shares will be able to do so by redeeming their shares at prices based on their then current net asset value (less the temporary redemption fee discussed below under "Information About the Transaction- Redemption Fee." As a result, the discount from net asset value at which the Fund's Shares currently trade on the American Stock Exchange will be eliminated. Shareholders should note, however, that Shareholder approval of Proposal 1 also will eliminate any possibility that the Fund's Shares will trade at a premium over net asset value. If Proposal 1 is approved by Shareholders, the discount may be reduced further before the effective date of the Transaction.

           VOTING RIGHTS. Shareholders of each Fund are entitled to one vote per share. Neither Fund's shareholders have cumulative voting rights. Shareholders of Franklin Global Utilities and of all other series of Franklin Strategic Series vote as a group on matters that affect each series in substantially the same manner. However, each series votes separately with respect to matters for which separate series voting is appropriate under applicable law. In addition, as discussed above, Franklin Global Utilities offers Class I and Class II shares, which vote together on matters that affect each class in substantially the same manner. However, each class of shares votes separately with respect to its Rule 12b-1 plan and other matters for which separate class voting is appropriate under applicable law.

           PORTFOLIO MANAGEMENT. Most open-end investment companies maintain reserves of cash or cash equivalents in order to meet redemption requests as they arise. Because closed-end investment companies generally are not required to meet redemptions, their cash reserves can be substantial or minimal, depending primarily on the investment adviser's perception of market conditions. The maintenance of larger reserves of cash or cash equivalents may, at times of rising markets, adversely affect a fund's performance. Furthermore, unlike mutual funds, closed-end investment companies are not subject to pressures to sell portfolio securities at disadvantageous times in order to meet net redemptions.

           SENIOR SECURITIES. The 1940 Act prohibits open-end investment companies from issuing "senior securities" representing indebtedness (i.e., bonds, debentures, notes, preferred stock and other similar securities), other than indebtedness to banks when there is asset coverage of at least 300% for all borrowings. Closed-end investment companies, on the other hand, are permitted by the 1940 Act to issue senior securities representing both indebtedness to any lenders (subject to various limitations), as well as senior securities representing equity. Pursuant to the 1940 Act, senior securities representing equity issued by a closed-end investment company must be supported by asset coverage of at least 200%. The ability to issue senior securities may give closed-end investment companies more flexibility in "leveraging" their shareholders' investments. Neither the Fund nor Franklin Global Utilities has any outstanding indebtedness to banks or other lenders, nor has the Fund any outstanding authorized class of senior securities representing equity.

           PRINCIPAL UNDERWRITER. Mutual fund shares are normally purchased and redeemed through a principal underwriter. As the principal underwriter of the shares of Franklin Global Utilities, Franklin Templeton Distributors, Inc. receives, and retains a portion of, the proceeds of any applicable sales charge and the distribution fee payable under the Rule 12b-1 plan of Franklin Global Utilities described above under "Synopsis-Advisory, Distribution and Other Fees; Expense Ratios" and "Management of the Fund" in the Franklin Global Utilities Prospectus.

           SALES CHARGES ON PURCHASES OF SHARES. Shareholders currently pay brokerage commissions in connection with purchases and sales of the Fund's Shares on the American Stock Exchange. Shares of Franklin Global Utilities are offered at their net asset value plus any applicable sales charge which varies with the amount purchased as follows:


                                                            TOTAL SALES COMMISSION
                                                              AS A PERCENTAGE OF                       AS A PERCENTAGE OF NET
                                                              OFFERING PRICE OF THE                    ASSET VALUE OF THE
AMOUNT OF SINGLE SALE AT OFFERING PRICE                       SHARES PURCHASED                         SHARES PURCHASED

Less than $100,000                                                      4.50%                                     4.71%
$100,000 but less than $250,000                                         3.75%                                     3.90%
$250,000 but less than $500,000                                         2.75%                                     2.83%
$500,000 but less than $1,000,000                                       2.25%                                     2.30%
$1,000,000 or more                                                      none                                      none


See "How to Buy Shares of the Fund" in the Franklin Global Utilities Prospectus.


                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

           GENERAL. The investment objectives of the Funds are identical and the investment policies of the Funds are similar. Franklin Global Utilities invests at least 65% of its total assets in securities issued by companies which are, in the opinion of Advisers, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telephone communications, cable and other pay television services, wireless telecommunications, gas or water. The Fund invests at least 65% of its assets in securities issued by companies primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telecommunications, gas or water, or which provide products, services or equipment to such companies. Under normal circumstances, each Fund invests at least 65% of its total assets in issuers domiciled in at least three countries, one of which may be the United States. Of course, there can be no assurance that either Fund will achieve its investment objective.

           Neither Fund invests 25% or more of its total assets in any single industry other than the utility industries. For this purpose, "industry does not include the U.S. Government and agencies and instrumentalities of the U.S. Government, although a foreign government is deemed to be an "industry."

           The Fund may write (i.e., sell) covered call options on securities and may write covered put and call options on futures contracts. As an operating policy, the Fund neither purchases nor writes put options on securities nor purchases call options on securities (except in connection with closing purchase transactions). Franklin Global Utilities may write covered put and call options and may purchase put and call options on securities, indices and stock index futures. Franklin Global Utilities will not engage in any securities options or securities index options if the option premiums paid regarding its open option positions exceed 5% of the value of its total assets.

           Both Funds may purchase and sell stock index futures contracts and futures contracts on individual securities. Both Funds limit their use of futures contracts and related options to hedging purposes, and do not use them for speculation. As an operating policy, neither Fund will enter into any futures contracts and/or options on futures contracts if, immediately thereafter, the amount of initial margin deposits on all futures contracts and options on futures contracts of that Fund and premiums paid on options on futures contracts would exceed 5% of the market value of the total assets of the Fund. In addition, Franklin Global Utilities will not enter into any futures contract or related option if, immediately thereafter, more than one-third of the Fund's net assets would be represented by futures contracts or related options. Neither fund invests in commodities or commodity contracts, except that the funds may engage in the futures and related options transactions discussed above.

           The Fund may enter into forward foreign currency exchange contracts and foreign currency futures contracts, as well as purchase put or call options on foreign currency. The Fund will not enter into such forward or futures contracts if, as a result, the Fund would have more than 20% of the value of its total assets committed to the consummation of such contracts. Franklin Global Utilities may also enter into forward foreign currency exchange contracts and foreign currency futures contracts, and may both purchase and sell put or call options on foreign currencies, subject to the limits on futures and options transactions discussed above.

           Each of the Funds may lend to banks and broker-dealers portfolio securities with an aggregate market value of up to one-third of its total assets. Such loans must be secured by collateral, consisting of any combination of cash, U.S. Government securities or irrevocable letters of credit. In the case of the Fund, the collateral must be maintained in an amount at least equal (on a daily mark-to-market basis) to the current value of the securities loaned. For Franklin Global Utilities, the collateral must have an initial market value of at least 102% of the initial market value of the securities loaned, including any accrued interest, with the value of the collateral and loaned securities marked-to-market daily to maintain collateral coverage of at least 100%.

           The Fund may not issue senior securities, borrow money in excess of 30% of its total assets (not including the amount borrowed) or pledge its assets, except that the Fund may pledge its assets to secure permitted borrowings. The Fund may borrow from unaffiliated banks or other financial institutions up to 30% of the value of its total assets to increase its holdings of portfolio securities (I.E., leverage its portfolio). Franklin Global Utilities does not borrow money, except that it may enter into reverse repurchase agreements or borrow money from banks in an amount up to 33% of its total assets for temporary or emergency purposes. While borrowings exceed 5% of Franklin Global Utilities' total assets, it does not make additional investments.

           The Fund, as a diversified fund, may not purchase any security (other than obligations of the U.S. Government, its agencies or instrumentalities) if, as a result, as to 75% of the Fund's total assets (i) more than 5% of the Fund's total assets would then be invested in securities of any single issuer, or (ii) the Fund would then own more than 10% of the voting securities of any single issuer. Franklin Global Utilities, as non-diversified fund, is permitted to invest in a smaller number of individual issuers than is the Fund. Accordingly, an investment in Franklin Global Utilities may, under certain circumstances, present greater risk to an investor than would an investment in a diversified investment company such as the Fund.

           The Fund may not purchase securities on margin, except such short-term credits as may be necessary for clearance of transactions and the maintenance of margin accounts with respect to futures contracts and options. Franklin Global Utilities may not maintain a margin account with a securities dealer.

           The Fund may not make short sales of securities or maintain a short position, except in connection with the use of options, futures contracts, options thereon and forward currency contracts. Franklin Global Utilities may not make short sales, unless at the time it owns securities equivalent in kind and amount to those sold (which will normally be for deferring recognition of gains or losses for tax purposes). Franklin Global Utilities does not currently intend to employ this investment technique.

           The Fund may not invest in securities which are not publicly traded or which cannot be readily resold because of legal or contractual restrictions ("restricted securities"), or which are not otherwise readily marketable (including repurchase agreements having more than seven days remaining to maturity) if, regarding all such securities, more than 25% of its total assets would be invested in such securities. Franklin Global Utilities may not invest more than 5% of its assets in restricted securities (although Franklin Global Utilities may invest in such securities to the extent permitted under the federal securities laws), and may not invest more than 15% of its total assets in securities that are not readily marketable.

           The Fund may not purchase real estate or interests in real estate, except that it may purchase securities that are secured by real estate and securities of companies (including partnerships) which invest or deal in real estate. Franklin Global Utilities may not invest directly in real estate, real estate limited partnerships or illiquid securities issued by real estate investment trusts.

           Neither fund may underwrite the securities of other issuers except to the extent that, in connection with the disposition of portfolio securities, it may be deemed to be an underwriter under applicable securities laws. In addition, neither fund may make investments for the purpose of exercising control or management over the issuer.

           Detailed descriptions of Franklin Global Utilities's investment policies and restrictions, and risks associated with an investment in Franklin Global Utilities, are contained in the Franklin Global Utilities Prospectus.

                       INFORMATION ABOUT THE TRANSACTION

           AGREEMENT AND PLAN OF REORGANIZATION. The following summary of the proposed Plan is qualified in its entirety by reference to the Plan attached to this Proxy Statement/Prospectus as Exhibit A. The Plan provides that Franklin Global Utilities will acquire all or substantially all of the assets of the Fund in exchange for Class I shares of Franklin Global Utilities and the assumption by Franklin Global Utilities of certain identified liabilities of the Fund on _____________, 1996 (the "Closing Date"), or such later date as provided for pursuant to the Plan. Franklin Global Utilities will not assume any liabilities or obligations of the Fund, other than those reflected in an unaudited statement of assets and liabilities of the Fund as of the normal close of business of the New York Stock Exchange (currently 4:30 p.m., New York City time) on the Closing Date (the "Valuation Date"). The number of full and fractional Class I shares of Franklin Global Utilities to be issued to shareholders of the Fund will be determined on the basis of the relative net asset values per share and aggregate net assets of Franklin Global Utilities and the Fund computed as of the close of business on the New York Stock Exchange on the Valuation Date. The net asset value per share for both Franklin Global Utilities and the Fund will be determined by dividing their respective assets, less liabilities, by the total number of their respective outstanding shares. Portfolio securities of both Franklin Global Utilities and the Fund will be valued in accordance with the valuation practices of Franklin Global Utilities as described under "Valuation of Fund Shares" in its current prospectus.

           The Board of Directors of the Fund and the Board of Trustees of Franklin Global Utilities have each determined that the interests of existing shareholders will not be diluted as a result of the transactions contemplated by the Reorganization, and that participation in the Reorganization is in the best interests of shareholders of the Fund and Franklin Global Utilities, respectively.

           Prior to the Closing Date, the Fund will endeavor to discharge all of its known liabilities and obligations. The liabilities assumed are expected to relate generally to expenses incurred in the ordinary course of the Fund's operations, such as accounts payable relating to custodian and transfer agency fees, legal and accounting fees. Franklin Global Utilities will assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited statement of assets and liabilities of the Fund as of the close of the New York Stock Exchange on the Valuation Date prepared by Advisers in accordance with generally accepted accounting principles consistently applied from the prior audited period. Franklin Global Utilities will assume only those liabilities of the Fund reflected in that unaudited statement of assets and liabilities and will not assume any other liabilities.

           As of or prior to the Closing Date, the Fund contemplates declaring and paying a dividend or dividends which are intended to have the effect of distributing to the Fund's shareholders all of the Fund's net income which has not been distributed previously.

           Immediately after the Closing, the Fund will distribute pro rata to its shareholders of record as of the close of business on the Valuation Date the full and fractional Class I shares of Franklin Global Utilities received by the Fund, and the Fund will then terminate. Such distribution will be accomplished by the establishment of accounts on the share records of Franklin Global Utilities in the name of Fund shareholders, each representing the respective pro rata number of full and fractional Class I shares of Franklin Global Utilities due such shareholders. After the Closing Date, any outstanding certificates representing shares of the Fund will represent Class I shares of Franklin Global Utilities distributed to the record holders of the Fund. Share certificates of the Fund will, upon presentation to Franklin/Templeton Investor Services, Inc., the transfer agent for Franklin Global Utilities, be exchanged for Class I shares of Franklin Global Utilities. Certificates for Franklin Global Utilities shares will be issued only upon written request.

           The consummation of the Plan is subject to the conditions set forth therein. The Plan may be terminated at any time prior to the Closing Date, before or after approval by shareholders of the Fund, by resolution of the Board of Directors of the Fund or the

Board of Trustees of Franklin Global Utilities, if circumstances should develop that, in the opinion of either Board, make proceeding with the Reorganization inadvisable.

           Approval of the Plan will require the affirmative vote of the holders of a majority of the outstanding voting securities of the Fund. If the Transaction is not approved by the shareholders of the Fund, the Board of Directors of the Fund will consider other possible courses of action, including submitting to shareholders a proposal to convert the Fund to a stand-alone open-end investment company.

           DESCRIPTION OF CLASS I SHARES OF FRANKLIN GLOBAL UTILITIES. Full and fractional Class I shares of Franklin Global Utilities will be issued without the imposition of a sales load or other fee to the shareholders of the Fund in accordance with the procedures described above. As described immediately below, Class I shares of Franklin Global Utilities received in the Transaction that are redeemed or exchanged on or prior to August __, 1996 will be subject to a redemption fee. Each Class I share of Franklin Global Utilities to be issued in the Transaction will be fully paid and nonassessable when issued and will have no preemptive or conversion rights.

           REDEMPTION FEE. Class I shares of Franklin Global Utilities distributed to shareholders of the Fund pursuant to the Plan that are redeemed or exchanged for shares of other Franklin or Templeton Funds will be subject to a redemption fee, determined as a percentage of the net asset value of such shares at the time of such redemption or exchange, of 1% with respect to redemptions and exchanges occurring on or prior to August __, 1996. The redemption fee will be deducted from the amount otherwise payable to holders of such Class I shares of Franklin Global Utilities upon redemption or exchange and will be retained by Franklin Global Utilities. The redemption fee will not be imposed with respect to other outstanding Class I shares of Franklin Global Utilities or shares issued upon reinvestment of dividends paid on shares of Franklin Global Utilities distributed pursuant to the Plan. In determining the amount of the redemption fee with respect to a particular redemption or exchange, it will be assumed that the redemption or exchange is first of any shares to which the redemption fee does not apply and second of any shares to which the redemption fee does apply. The redemption fee will be retained by Franklin Global Utilities and, thereby, provide a benefit to the shareholders of Franklin Global Utilities. The level and duration of the redemption fee may be reduced, or the fee may be terminated, at any time at the discretion of Franklin Global Utilities. The rationale for imposition of the redemption fee is discussed above under "Reasons for the Transaction."

           FEDERAL INCOME TAX CONSEQUENCES. The Transaction is intended to qualify for Federal income tax purposes as a tax-free reorganization under
Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"), with no gain or loss recognized as a consequence of the Transaction by Franklin Global Utilities, the Fund, or the shareholders of the Fund. As a condition to the closing of the Transaction, the Fund and Franklin Global Utilities have received an opinion from the law firm of Dechert Price & Rhoads to that effect. That opinion will be based in part upon representations made by the Fund and Franklin Global Utilities and certain facts and assumptions.

           Shareholders of the Fund should consult their tax advisers regarding the effect, if any, of the proposed Transaction in light of their individual circumstances. SINCE THE FOREGOING DISCUSSION ONLY RELATES TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION, SHAREHOLDERS OF THE FUND SHOULD ALSO CONSULT THEIR TAX ADVISERS AS TO STATE, LOCAL, AND OTHER TAX CONSEQUENCES, IF ANY, OF THE TRANSACTION.

           CAPITALIZATION. The following table shows the capitalization and net asset values per share of the common stock or class thereof of the Fund and Franklin Global Utilities as of October 31, 1995 and on a pro forma basis as of that date after giving effect to the proposed Transaction.

                                                                     PRO FORMA
                                FRANKLIN GLOBAL UTILITIES  THE FUND   COMBINED
Net assets...................          122,747,485      42,636,817  165,384,302
Net asset value per share....
    Class I shares...........                13.24           13.52        13.24
    Class II shares..........                13.20                        13.20

Shares outstanding...........
    Class I shares...........            9,194,912       3,153,664   12,415,215
    Class II shares..........               73,657                       73,657

                          INFORMATION ABOUT THE FUNDS

           GENERAL. The Fund is organized as a Maryland corporation and is governed by its Charter and By-Laws as well as by Maryland corporate law. Franklin Global Utilities is a series of Franklin Strategic Series, a Delaware business trust, which is governed by its Trust Instrument and By-Laws as well as Delaware business trust law.

           As an open-end investment company organized as a Delaware business trust, Franklin Strategic Series is not required to hold annual shareholders' meetings and does so only under certain specified circumstances or when required under federal law. In contrast, as a closed-end investment company whose shares currently are traded on an exchange, the Fund is required to hold annual meetings of shareholders. The Fund's By- Laws currently provide that an annual shareholders' meeting for the election of Directors and the transaction of other proper business is to be held on a date between January 25th and February 25th of every year, as fixed from time to time by the Board of Directors. Franklin Global Utilities has procedures available to its shareholders for calling shareholders' meetings for the removal of Trustees. Each Fund indemnifies its Directors/Trustees and officers to the full extent permitted by applicable law.

           Franklin Global Utilities has authorized an unlimited number of shares of beneficial interest, with a par value of $.01 per share. The Fund has authorized capital of one hundred million shares of common stock, each having a par value of $.01 per share. The shares of each of the Funds have no preemptive or conversion rights.

           PUBLIC INFORMATION. Information about Franklin Global Utilities is included in the Franklin Global Utilities Prospectus dated September 1, 1995, a copy of which is included herewith, and in the Franklin Strategic Series Annual Report as of April 30, 1995 and Semi-Annual Report as of October 31, 1995, copies of which have been filed as part of the Supplementary Information and are incorporated herein by reference. The information in the Franklin Global Utilities Prospectus pertaining to Franklin Global Utilities is incorporated herein by reference. Additional information concerning Franklin Global Utilities is included in its Statement of Additional Information dated September 1, 1995, which has been filed as part of the Supplementary Information and is also incorporated herein by reference. A copy of the Supplementary Information can be obtained without charge by writing to Franklin Templeton Investor Services, Inc., the transfer agent of Franklin Global Utilities, at 777 Mariners Island Boulevard, P.O. Box 777, San Mateo, California 94403-7777, or by calling the Transfer Agent toll free at 1- 800-DIAL-BEN. Information about the Fund is included in its Annual Report as of August 31, 1995, which is included in the Supplementary Information and copies of which also may be obtained without charge by writing or calling Franklin Templeton Investor Services, Inc. Shares of the Fund are listed on the American Stock Exchange and reports, proxy statements and other information concerning the Fund can be inspected at the offices of that Exchange. Franklin Global Utilities and the Fund both file reports, proxy statements and other information with the Commission. These documents and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Filings and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

             ADDITIONAL INFORMATION ABOUT FRANKLIN GLOBAL UTILITIES

           Information about Franklin Global Utilities comparable to that provided immediately below with respect to the Fund is set forth in the Franklin Global Utilities Prospectus which accompanies this Prospectus/Proxy Statement.

                     ADDITIONAL INFORMATION ABOUT THE FUND

           FINANCIAL HIGHLIGHTS. The information set forth below presents per share income and capital changes for a share outstanding throughout each period indicated. The information in the following table has been audited by McGladrey & Pullen, L.L.P., for the periods indicated in their report included in the Supplementary Information. This information should be read in conjunction with the financial statements and notes thereto included in the Supplementary Information, copies of which can be obtained at no charge.








                                                                                     YEAR ENDED AUGUST 31
                                                                         --------------------------------
                                                                      1995        1994          1993        1992       1991
                                                                     -----       ------        ------      ------     -----

Net asset value, beginning of year                                   $ 15.03      $ 15.01      $ 13.38      $ 11.85      $ 10.60
                                                                     -------      -------      -------      -------      -------

Income from investment operations:
  Net investment income                                                  .54          .60          .60          .67          .61
  Net realized and unrealized gain (loss)                               (.10)         .73         1.90         1.47         1.32
                                                                      -------     -------      -------      -------      -------

Total from investment operations                                         .44         1.33         2.50         2.14         1.93
                                                                     -------      -------      -------      -------      -------

Distributions:
  Dividends from net investment income                                  (.48)        (.64)        (.64)        (.61)        (.68)
  Distributions from net realized gains                                (1.22)        (.67)        (.23)       ----          ---
                                                                      -------     --------      -------     -------      -------

Total distributions                                                    (1.70)       (1.31)        (.87)        (.61)        (.68)
                                                                     --------     --------     --------     --------     --------

Change in net asset value                                              (1.26)         .02         1.63         1.53         1.25
                                                                     --------     -------      -------      -------      -------

Net asset value, end of year                                         $ 13.77      $ 15.03      $ 15.01      $ 13.38      $ 11.85
                                                                     =======      =======      =======      =======      =======

TOTAL RETURN
Based on market value per share                                       (9.88)%        3.78%       27.31%       25.97%       13.96%
Based on net asset value per share                                      3.66%        8.98%       19.57%       18.53%       18.91%

RATIOS/SUPPLEMENTAL DATA
Net assets, end of year (000)                                         $43,438      $47,317      $46,429      $40,702      $35,855
Ratio of expenses to average net assets                                 1.25%        1.21%        1.31%        1.44%        1.55%
Ratio of net investment income to average net assets                    4.08%        4.00%        4.41%        5.28%        5.46%
Portfolio turnover rate                                                24.76%       40.34%       42.90%       15.21%       19.85%



           SALES PRICE AND NET ASSET VALUE INFORMATION. The outstanding shares of common stock of the Fund are listed on the American Stock Exchange. The following table shows, for each fiscal quarter of the Fund (i) the high and low sales prices per share of common stock of the Fund, as reported in the consolidated transaction reporting system, (ii) the net asset value per share of the Fund as determined on the date closest to each such quotation and (iii) the percentage premium over, or discount from, net asset value represented by each such quotation.

                               HIGH    NET         LOW   NET
                               SALES  ASSET  PREMIUM SALES ASSET PREMIUM
                               PRICE  VALUE  (DISCOUNT) PRICE VALUE (DISCOUNT)

May 31, 1990....................
August 31, 1990.................
November 30, 1990...............
February 28, 1991...............
May 31, 1991....................
August 31, 1991.................
November 30, 1991...............
February 28, 1992...............
May 31, 1992....................
August 31, 1992.................
November 30, 1992...............
February 28, 1993...............
May 31, 1993....................
August 31, 1993.................
November 30, 1993...............
February 28, 1994...............
May 31, 1994....................
August 31, 1994.................
November 30, 1994...............
February 28, 1995...............
May 31, 1995....................
August 31, 1995.................
November 30, 1995...............

           The shares of the Fund have generally traded at a premium over their net asset values since the Fund's inception. At the close of business on ________ __, 1995, the Fund's net asset value was $____ per share while the closing market price of the Fund's common stock was $____ per share, which represented a discount from net asset value of (____)%.

           BOARD OF DIRECTORS. The business of the Fund is managed under the direction of its Board of Directors, which formulates the general policies of the Fund and meets periodically to review the investment performance of the Fund, monitor investment activities and practices and discuss other matters affecting the Fund. In addition, the Board, in its discretion, declares what, if any, dividends are to be paid by the Fund and when they are to be paid.

           INVESTMENT MANAGER. TGH, a Bahamas corporation with offices at Nassau, Bahamas, serves as Investment Manager of the Fund. On November 11, 1994, TGH assumed the investment management duties with respect to the Fund previously performed by Templeton Investment Counsel, Inc. The TGU Advisory Agreement dated October 30, 1992 was last approved by the Board of Directors, including the Directors who are not parties to the Agreement or interested persons of any such party, on December 5, 1995 to continue through December 31, 1996, unless sooner terminated in connection with the dissolution of the Fund pursuant to the Transaction. Otherwise, the TGU Advisory Agreement will continue from year to year thereafter, subject to approval annually by the Board of Directors or by vote of the holders of a majority of the outstanding Shares of the Fund (as defined by the 1940 Act) and also, in either event, approval by a majority of those Directors who are not parties to the Agreement or interested persons of any such party in person at a meeting called for the purpose of voting on such approval. The TGU Advisory Agreement requires TGH to manage the investment and reinvestment of the Fund's assets. TGH is not required to furnish any personnel, overhead items or facilities for the Fund, including pricing or trading desk facilities, although such expenses are paid by investment advisers of some other investment companies.

           The Investment Management Agreement provides that TGH will select brokers and dealers for execution of the Fund's portfolio transactions consistent with the Fund's brokerage policies. Although the services provided by broker-dealers in accordance with the brokerage policies incidentally may help reduce the expenses of or otherwise benefit TGH and other investment advisory clients of TGH and of its affiliates, as well as the Fund, the value of such services is indeterminable and TGH's fee is not reduced by any offset arrangement by reason thereof.

           TGH renders its services to the Fund from outside the United States. When TGH determines to buy or sell the same securities for the Fund that TGH or certain of its affiliates have recommended for one or more of TGH's other clients or for clients of its affiliates, the orders for all such securities trades may be placed for execution by methods determined by TGH, with approval by the Fund's Board of Directors, to be impartial and fair, in order to seek good results for all parties.

           The TGU Advisory Agreement provides that TGH shall have no liability to the Fund or any Shareholder of the Fund for any error of judgment, mistake of law, or any loss arising out of any investment or other act or omission in the performance by TGH of its duties under the Agreement, or for any loss or damage resulting from the imposition by any government of exchange control restrictions which might affect the liquidity of the Fund's assets, or from acts or omissions of custodians or security depositories, or from any wars or political acts of any foreign governments to which such assets might be exposed, except for any liability, loss or damage resulting from willful misfeasance, bad faith or gross negligence on TGH's part or reckless disregard of its duties under the Agreement. The TGU Advisory Agreement will terminate automatically in the event of its assignment, and may be terminated by the Fund at any time without payment of any penalty on 60 days' written notice, with the approval of a majority of the Directors of the Fund in office at the time or by vote of a majority of the outstanding Shares of the Fund (as defined in the 1940 Act).

           For its services, the Fund pays TGH a fee, calculated and paid monthly, equal on an annual basis to 0.60% of the Fund's average daily net assets payable in U.S. dollars at the end of each calendar month.

           Currently, the lead portfolio manager for the Fund is Sean Farrington, Vice President of the Fund. Mr. Farrington is a member of TGH's research technology group and is responsible for the maintenance of TGH's internal research database. He joined TGH in 1994.

           During the fiscal year ended August 31, 1995, TGH received fees from the Fund of $251,410. For additional information regarding the ownership and control of TGH, see the Supplementary Information.

           BUSINESS MANAGER. Templeton Global Investors, Inc., Broward Financial Centre, Suite 2100, Ft. Lauderdale, Florida 33394-3091, an indirect wholly owned subsidiary of Franklin (the "Business Manager"), performs certain administrative functions for the Fund pursuant to a Business Management Agreement.

           The Business Management Agreement requires the Business Manager to be responsible for various activities on behalf of the Fund, including:

           o providing office space, telephone, office equipment and supplies for the Fund;

           o         paying compensation to the Fund's officers;

           o authorizing expenditures and approving bills for payment on behalf of the Fund;

           o supervising preparation of quarterly reports to Shareholders, notices of dividends, capital gains distributions and tax credits, and attending to correspondence and other communications with individual Shareholders;

           o daily pricing of the Fund's investment portfolio and preparing and supervising publication of the net asset value of the Fund's Shares, earnings reports and other financial data;

           o         providing trading desk facilities for the Fund;

           o monitoring relationships with organizations serving the Fund, including the custodian, transfer agent and printers;

           o supervising compliance by the Fund with record-keeping requirements under the 1940 Act and regulations promulgated thereunder; and with state regulatory requirements; maintaining books and records for the Fund (other than those maintained by the custodian and transfer agent); and preparing and filing tax reports other than the Fund's income tax returns; and

           o providing executive, clerical and secretarial help needed to carry out its responsibilities.

           For its services, the Business Manager receives a fee equal on an annual basis to 0.15% of the Fund's average daily net assets, reduced to 0.135% of such daily net assets in excess of $200 million and 0.10% of such daily net assets in excess of $700 million based upon the net asset value at the end of each day and payable at the end of each calendar month. During the fiscal year ended August 31, 1995, the Business Manager received fees of $62,850.

           The Business Manager is relieved of liability to the Fund for any act or omission in the course of its performance under the Business Management Agreement in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations. The Business Management Agreement may be terminated by either party at any time on 60 days' written notice without payment of penalty, provided that such termination by the Fund shall be directed or approved by vote of a majority of the Directors of the Fund in office at the time or by vote of a majority of the Fund's Shareholders (as defined in the 1940
Act), and shall terminate automatically and immediately in the event of its assignment. The Business Management Agreement will continue through December 31, 1995, and thereafter from year to year, subject to approval by the Board of Directors, and was last approved by the Board (including a majority of the Directors who are not parties to the Agreement or interested persons of any such party) on December 5, 1995.

         CUSTODIAN, TRANSFER AGENT, DIVIDEND-PAYING AGENT AND REGISTRAR. The Chase Manhattan Bank, N.A. is the custodian of the Fund's assets. Its address is MetroTech Center, Brooklyn, New York 11245. The custodian employs subcustodians outside the U.S. approved by the Board of Directors in accordance with regulations under the 1940 Act. Chemical Mellon Shareholder Services is the transfer agent and dividend paying agent and registrar for the Fund. Its address is 85 Challenger Road, Ridgefield Park, N.J. 07660.

           CAPITAL STOCK. The Fund's only class of capital stock is its common stock, $.01 par value per share. Each share of such common stock is entitled to one vote with respect to all matters as to which shareholders are entitled to vote. Upon liquidation of the Fund, its net assets would be distributed to its shareholders. All shares of common stock issued by the Fund are deemed fully paid and nonassessable and are not subject to further calls. No share is entitled to any pre-emptive rights or conversion rights.

         OUTSTANDING SECURITIES. The following information with respect to the Fund's common stock is furnished as of October 31, 1995.




                                                                                            NUMBER OF SHARES
                                                                    ----------------------------------------------------------------
                          TITLE OF CLASS                                      AUTHORIZED                      OUTSTANDING

Common Stock par value $.01 per share.............................            100,000,000                   3,153,664



           TAXATION. Until consummation of the Transaction, and if the Transaction is not consummated, the Fund intends to continue to qualify to be taxed as a "regulated investment company" under the Code. Thus, to the extent that the Fund distributes its taxable income and net capital gain to its shareholders as required by the Code, its qualification as a regulated investment company relieves the Fund of Federal income and excise taxes on that part of its taxable income including net capital gains which it pays out to its shareholders. Dividends out of net ordinary income and distributions of net short-term capital gains are taxable to the recipient shareholders as ordinary income. The Fund's shareholders are advised annually as to the federal tax status of dividends and capital gains distributions made by the Fund for the preceding years.

           DIVIDEND REINVESTMENT PLAN. Pursuant to the Fund's Dividend Reinvestment Plan (the "Plan"), a shareholder whose Fund Shares are registered in his own name will have all distributions reinvested automatically in additional Shares of the Fund by Mellon Securities Trust Company (the "Plan Agent") as agent under the Plan unless the shareholder elects to have distributions in cash. Shareholders whose Shares are held by a broker or nominee that does not provide a dividend reinvestment program may be required to have their Shares registered in their own name to participate in the Plan. Investors who own Shares of the Fund registered in street name should contact their broker or nominee for details. All distributions to investors who do not participate in the Plan will be paid by check mailed directly to the record holder (or, if the Shares are held in street or other nominee name, then to such nominee) by Mellon Securities Trust Company as dividend paying agent.

           The Plan Agent serves as agent for the shareholders in administering the Plan. When the Fund declares a dividend or capital gains distribution, participants in the Plan will receive Shares of the Fund, as outlined below, with the number of Shares determined as of the time of purchase (generally the payable date of the dividend) or at such other date as the Board of Directors may determine. Whenever market price is equal to or exceeds net asset value at the time Shares are valued for the purpose of determining the number of Shares to be received, participants will be issued Shares of the Fund at a price equal to net asset value but not less than 95% of the then current market price of the Fund's Shares. The Fund will not issue Shares under the Plan at a price below net asset value. If net asset value determined as at the time of purchase exceeds the market price of Fund Shares at such time, or if the Fund should declare a dividend or other distribution payable only in cash (i.e., if the Board of Directors should preclude reinvestment at net asset value), the Plan Agent will, as agent for the participants, buy Fund Shares in the open market, on the New York Stock Exchange or elsewhere, for the participants' accounts. If, before the Plan Agent has completed its purchases, the market price exceeds the net asset value of a Fund Share, the average per Share purchase price paid by the Plan Agent may exceed the net asset value of the Fund's Shares, resulting in the acquisition of fewer Shares than if the dividend or distribution had been paid in Shares issued by the Fund valued at net asset value.

           The Plan Agent maintains all shareholder accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for personal and tax records. Shares in the account of each Plan participant will be held by the Plan Agent in noncertificated form in the name of the participant, and each shareholder's proxy will include those Shares purchased pursuant to the Plan.

           In the case of shareholders, such as banks, brokers or nominees, which hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record shareholders as representing the total amount registered in the record shareholder's name and held for the account of beneficial owners who are to participate in the Plan.

           There is no charge to participants for reinvesting dividends or capital gains distributions. The Plan Agent's fees for the handling of reinvestment of dividends and distributions will be paid by the Fund. A $5.00 fee will be imposed for withdrawal from participation in the Plan. There will be no brokerage charges with respect to Shares issued directly by the Fund as a result of dividends or capital gains distributions payable either in Shares or in cash. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent's open market purchases in connection with the reinvestment of dividends or capital gains distributions.

           The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. income tax that may be payable on such dividends or distributions.

           Experience under the Plan may indicate that changes thereto may be desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid (i) subsequent to notice of the change sent to all shareholders of the Fund at least 90 days before the record date for such dividend or distribution or (ii) otherwise in accordance with the terms of the Plan. The Plan also may be amended or terminated by the Plan Agent by at least 90 days' prior written notice to all shareholders of the Fund. All correspondence concerning the Plan should be directed to the Plan Agent at Mellon Securities Trust Company, Dividend Reinvestment Services, P.O. Box 750, Pittsburgh, PA 15230.

           ANTI-TAKEOVER PROVISIONS IN THE ARTICLES OF INCORPORATION. The Fund's Articles of Incorporation include provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. The Board of Directors is divided into three classes, each having a term of three years. At the annual meeting of shareholders in each year thereafter, the term of one class will expire. This provision could delay for up to two years the replacement of a majority of the Board of Directors. A Director may be removed from office only by vote of the holders of at least two-thirds of the Shares of the Fund entitled to be voted on the matter.

           In addition, the Articles of Incorporation require the favorable vote of the holders of at least 75% of the Shares of the Fund then entitled to be voted to approve, adopt or authorize the following:

         (i) a merger or consolidation of the Fund with another corporation,

         (ii) a sale of all or substantially all of the Fund's assets (other than in the regular course of the Fund's investment activities), or

         (iii)    a liquidation or dissolution of the Fund,

unless such action has been approved, adopted or authorized by the affirmative vote of two-thirds of the total number of Directors fixed in accordance with the Bylaws, in which case the affirmative vote of a majority of the outstanding Shares is required.

           The Board of Directors has determined that the 75% voting requirements described above, which are greater than the minimum requirements under Maryland law or the 1940 Act, are in the best interests of shareholders generally. Reference should be made to the Articles of Incorporation on file with the Commission for the full text of these provisions, which could have the effect of depriving shareholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund.

           SHARE OWNERSHIP. As of October 31, 1995, the officers and Trustees of Franklin Global Utilities as a group beneficially owned less than 1% of the outstanding shares of Franklin Global Utilities and, to the best of the knowledge of Franklin Global Utilities, no person owned of record or beneficially 5% or more of Franklin Global Utilities' outstanding shares. As of October 31, 1995, the officers and Directors of the Fund as a group beneficially owned less than 1% of the outstanding shares of the Fund and, to the best of the knowledge of the Fund, no person of record or beneficially owned 5% or more of the outstanding shares of the Fund.

                           THE BOARD OF DIRECTORS OF THE FUND
                      UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.

                           II. ELECTION OF DIRECTORS

           The Board of Directors of the Fund is divided into three classes, each class having a term of three years. Each year the term of office of one class will expire. Betty P. Krahmer, Harris J. Ashton, S. Joseph Fortunato, and Gordon S. Macklin have been nominated for three-year terms to expire at the 1999 Annual Meeting of Shareholders and Charles B. Johnson and John Wm. Galbraith have been nominated for one-year terms to expire at the 1997 Annual Meeting of Shareholders, and such terms to continue until their respective successors are duly elected and qualified, or until such earlier date as the Fund is dissolved pursuant to the Transaction discussed above.

           All of the nominees listed below are available and have consented to serve if elected. If any of the nominees should not be available, the persons named in the proxy will vote in their discretion for another person or other persons who may be nominated as Directors.

           The persons named in the accompanying form of proxy intend to vote at the Annual Meeting (unless directed not to vote) for the election of the nominees named below. All of the nominees are presently members of the Board of Directors of the Fund. In addition, all nominees are also directors or trustees of other Templeton Funds for which TGH and/or its affiliates act as investment manager.

         The following table provides information concerning each nominee for election as Director and each Director of the Fund:


                                                                                                       SHARES OWNED
                                                                                                       BENEFICIALLY
                                                                                                       AND % OF TOTAL
 NAME, ADDRESS AND                            PRINCIPAL OCCUPATION                           DIRECTOR  OUTSTANDING AS OF
OFFICES WITH THE FUND                     DURING PAST FIVE YEARS AND AGE                      SINCE    DECEMBER __, 1995
---------------------                     ------------------------------                     --------  -----------------


NOMINEES TO SERVE UNTIL 1996 ANNUAL MEETING OF SHAREHOLDERS:

BETTY P. KRAHMER
2201 Kentmere Parkway
Wilmington, Delaware
  Director Director or
 trustee of various civic
 associations; formerly economic
analyst, U.S. Government.  Age 66.

1990

HARRIS J. ASHTON
Metro Center, 1 Station Place
Stamford, Connecticut
  Director
Chairman of the Board,
president, and chief executive
officer of General Host
Corporation (nursery and
craft centers); and director of
RBC Holdings (U.S.A.) Inc.
(a bank holding company)
and Bar-S Foods.  Age 63.

1992

S. JOSEPH FORTUNATO
12 Brannick Drive
Madison, New Jersey
  Director Member of the law
 firm of Pitney, Hardin,
 Kipp & Szuch; and director
of General Host Corporation.
Age 63.

1992

GORDON S. MACKLIN
8212 Burning Tree Road
Bethesda, Maryland
  Director

Chairman of White River
Corporation (information
services); director of Infovest
Corporation, Fund America
Enterprises Holdings, Inc.,
Fusion Systems Corporation,
Lockheed Martin
Corporation, MCI
Communications Corporation
Medimmune, Inc.; and
formerly held the following
positions:  chairman of
Hambrecht and Quist Group;
director of H&Q Healthcare
Investors; and president of
the National Association of
Securities Dealers, Inc.  Age 67.

1993

DIRECTORS TO SERVE UNTIL 1998 ANNUAL MEETING OF SHAREHOLDERS:

F. BRUCE CLARKE
19 Vista View Blvd.
Thornhill, Ontario
  Director
Retired; formerly, credit
adviser of National Bank of
Canada, Toronto.  Age 85.

1990

ANDREW H. HINES, JR.
150 2nd Avenue N.
St. Petersburg, Florida
  Director Consultant for the Triangle Consulting Group; chairman of the board and chief executive officer of Florida Progress Corporation (1982- February
1990) and director of various of its subsidiaries;

chairman and director of Precise Power Corporation; executive-in-residence of Eckerd College (1991- present); and a director of Checkers Drive-In Restaurants, Inc. Age 72.

1990

CHARLES E. JOHNSON*
500 East Broward Blvd.
Fort Lauderdale, Florida
  Director Senior vice president and director of Franklin Resources, Inc.; chairman of the Board of Templeton Investment Counsel, Inc.; president and director of Franklin Institutional Services Corporation and Templeton Worldwide, Inc.; senior vice president of Franklin Templeton Distributors, Inc.; vice president and/or director, as the case may be, for some of the subsidiaries of Franklin Resources, Inc.; and an officer and/or a director, as the case may be, of some of the investment companies in the Franklin Templeton Group. Age 39.

1992

NICHOLAS F. BRADY*
The Bullitt House
102 East Dover Street
Easton, Maryland
  Director
Chairman of Templeton
Emerging Markets
Investment Trust PLC;
Chairman of Templeton
Latin America Investment
Trust PLC; chairman of
Darby Overseas Investments,
Ltd. (an investment firm)
(1994-present); director of
the Amerada Hess
Corporation, H.J. Heinz
Company, Capital
Cities/ABC, Inc. and the
Christiana Companies;
Secretary of the United
States Department of the
Treasury (1988-January
1993); chairman of the board
of Dillon, Read & Co. Inc.
(investment banking) prior
thereto.  Age 65.

1993





DIRECTORS AND NOMINEES TO SERVE UNTIL 1997 ANNUAL MEETING OF SHAREHOLDERS:





HASSO-G VON
DIERGARDT-NAGLO
R.R. 3
Stouffville, Ontario
  Director
Farmer; and president of
Clairhaven Investments, Ltd.
and other private investment
companies.  Age 79.

1990

FRED R. MILLSAPS
2665 NE 37th Drive
Fort Lauderdale, Florida
  Director
Manager of personal
investments (1978-present); chairman and chief executive officer of Landmark Banking Corporation (1969-1978); financial vice president of Florida Power and Light (1965-1969); vice president of The Federal Reserve Bank of Atlanta (1958-1965); and director of various other business and nonprofit organizations. Age 66.

1990


Charles B. Johnson* 777 Mariners Island Blvd. San Mateo, California Chairman of the Board and Vice President, chief executive officer, and director of Franklin Resources, Inc.; chairman of the board and director of Franklin Advisers, Inc. and Franklin Templeton Distributors, Inc.; director of Franklin Administrative Services, Inc., General Host Corporation, and Templeton Global Investors, Inc.; and officer and director, trustee or managing general partner, as the case may be, of most other subsidiaries of Franklin Resources, Inc. Age 62.



John Wm. Galbraith,
360 Central Avenue, Suite 1300,
St. Petersburg, Florida
  Director
President of Galbraith
Properties, Inc. (personal
investment company);
director of Gulfwest Banks,
Inc. (bank holding company)
(1995-present) and
Mercantile Bank (1991-
present);  vice chairman of
Templeton, Galbraith &
Hansberger, Ltd. (1986-
1992);  and chairman of
Templeton Funds
Management, Inc. (1974-
1991).  Age 74.



--------------------

* Messrs. Charles E. Johnson, Charles B. Johnson and Brady are "interested persons" of the Fund as that term is defined in the Investment Company Act of 1940 (the "1940 Act"). Mr. Brady and Franklin Resources are both limited partners of Darby Overseas Partners L.P. ("Darby Overseas"). Mr. Brady established Darby Overseas in February, 1994, and is Chairman and a shareholder of the corporate general partner of Darby Overseas. In addition, Darby Overseas and Templeton, Galbraith & Hansberger Ltd. are limited partners of Darby Emerging Markets Fund, L.P. Mrs. Krahmer and Messrs. Clarke, von Diergardt-Naglo, Hines, Ashton, Fortunato, Macklin, Millsaps and Galbraith are not "interested persons" of the Fund.

REMUNERATION OF DIRECTORS AND OFFICERS

           Each fund in the Templeton Family of Funds pays its independent directors/trustees and Mr. Brady an annual retainer and/or fees for attendance at board and committee meetings, the amount of which is based on the level of assets in the fund.

Accordingly, the Fund pays the Independent Directors and Mr. Brady an annual retainer of $100 and no additional fees for attending meetings of the Board. Committee members receive an additional annual fee of $2,000, pro rated among the funds on whose committees they serve. Directors are reimbursed for any expenses incurred in attending meetings, paid pro rata by each Franklin Templeton Fund on which they serve. The direct aggregate and total remuneration (including reimbursements of such expenses) paid to all Directors as a group for the fiscal year ended August 31, 1995 was $____________. The Investment Manager and its affiliates pay the salaries and expenses of the officers of the Fund. No pension or retirement benefits are accrued as part of Fund expenses.

           The following table shows the total compensation paid to the Directors by the Fund and by all investment companies in the Franklin Templeton Group for the fiscal year ended August 31, 1995:





                                NAME OF DIRECTOR

Harris J. Ashton

Nicholas F. Brady

F. Bruce Clarke

Hasso-G Von Diergardt-
Naglo

S. Joseph Fortunato

John Wm. Galbraith

Andrew H. Hines, Jr.

Betty P. Krahmer

Gordon S. Macklin

Fred R. Millsaps

                                   AGGREGATE
                                  COMPENSATION
                                 FROM THE FUND
                               NUMBER OF FRANKLIN
                                 TEMPLETON FUND
                                BOARDS ON WHICH
                                DIRECTOR SERVES
                               TOTAL COMPENSATION
                                 FROM ALL FUNDS
                                  IN FRANKLIN
                                TEMPLETON GROUP






           Certain officers of the Fund are shareholders of Franklin Resources, Inc. and may be deemed to receive indirect remuneration by virtue of their participation in the management fees and other fees received by TGH and its affiliates from the Templeton Funds.

           Mr. Charles B. Johnson and Mr. Charles E. Johnson are father and son.

           Under the securities laws of the United States, the Fund's Directors, its officers, and any persons holding more than ten percent of the Fund's common stock, as well as affiliated persons of the Investment Manager, are required to report their ownership of the Fund's common stock and any changes in that ownership to the Securities and Exchange Commission and the American Stock Exchange. Specific due dates for these reports have been established and the Fund is required to report in this Proxy Statement any failure to file by these dates during 1995. All of these filing requirements were satisfied except the Initial Statements of Beneficial Ownership of Securities filed on behalf of the Investment Manager and certain of its affiliates, which were inadvertently filed late. In making these statements, the Fund has relied on the written representations of the persons affected and copies of the reports that they have filed with the Commission.

           The Fund has a standing Audit Committee presently consisting of Messrs. Clarke, Millsaps, Hines, and Galbraith, all of whom are Directors and non-interested persons of the Fund. The Audit Committee reviews both the audit and nonaudit work of the Fund's independent public accountants, submits a recommendation to the Board of Directors as to the selection of independent public accountants, and reviews generally the maintenance of the Fund's records and the safekeeping arrangements of the Fund's custodians. The Board also has established a Nominating and Compensation Committee consisting of Messrs. Macklin and Hines. The Nominating and Compensation Committee is responsible for the selection, nomination for appointment and election of candidates to serve as Independent Directors of the Fund. The Nominating and Compensation Committee is prepared to review nominations from Shareholders to fill vacancies on the Board in written communications addressed to the Committee at the Fund's headquarters, although the Committee expects to be able to identify from its own resources an ample number of qualified candidates.

           During the fiscal year ended August 31, 1995, there were four meetings of the Board of Directors and two meetings each of the Audit Committee and the Nominating and Compensation Committee. Each of the Directors then in office attended at least 75% of the meetings of the Board of Directors held throughout the year. There was 100% attendance at the meetings of the Audit Committee and the Nominating and Compensation Committee.

           As of November __, 1995, the Directors and officers of the Fund as a group owned _______ shares, or less than 1% of the Fund's outstanding shares.


EXECUTIVE OFFICERS OF THE FUND

Officers of the Fund are appointed by the Directors and serve at the pleasure of the Board. The executive officers are:

GARY P. MOTYL
500 East Broward Blvd.
Fort Lauderdale, Florida
  President since 1993
Senior vice president of Templeton Investment Counsel, Inc.; director of Templeton Global Investors, Inc.; and president or vice president of other Templeton Funds. Age 43.

MARK G. HOLOWESKO
Lyford Cay
Nassau, Bahamas
   Vice President since 1989 President and director of TGH; director of global equity research for Templeton Worldwide, Inc.; president or vice president of the Templeton Funds; formerly, investment administrator, Roy West Trust Corporation (Bahamas) Limited (1984-1985). Age 35.

MARTIN L. FLANAGAN
777 Mariners Island Blvd.
San Mateo, California
   Vice President since 1989 Senior vice president, treasurer, and chief financial officer of Franklin Resources, Inc.; director and executive vice president of TGH; director, president and chief executive officer of Templeton Global Investors, Inc.; director or trustee, president or vice president of the Templeton Funds; accountant, Arthur Andersen & Company (1982-1983); member of the International Society of Financial Analysts and the American Institute of Certified Public Accountants. Age 35.

SAMUEL J. FORESTER, JR.
500 East Broward Blvd.
Fort Lauderdale, Florida
   Vice President since 1990 President of Templeton Global Bond Managers Division of Templeton Investment Counsel, Inc.; president or vice president of other Templeton Funds; formerly, founder and partner of Forester, Hairston Investment Management (1989-1990); managing director (Mid-East Region) of Merrill Lynch, Pierce, Fenner & Smith Inc. (1987-1988); advisor for Saudi Arabian Monetary Agency (1982-1987).
Age 46.

R. SEAN FARRINGTON
Lyford Cay
Nassau, Bahamas
   Vice President since 1994 Age 24.

JOHN R. KAY
500 East Broward Blvd.
Fort Lauderdale, Florida
   Vice President since 1994 Vice president of the Templeton Funds; vice president and treasurer of Templeton Global Investors, Inc. and Templeton Worldwide, Inc.; assistant vice president of Franklin Templeton Distributors, Inc.; former vice president and controller of the Keystone Group, Inc. Age 55.

JAMES R. BAIO
500 East Broward Blvd.
Fort Lauderdale, Florida
   Treasurer since 1994
Certified public accountant; treasurer of the Templeton Funds; senior vice president of Templeton Worldwide, Inc., Templeton Global Investors, Inc., and Templeton Funds Trust Company; formerly senior tax manager of Ernst & Young (certified public accountants) (1977- 1989). Age 41.

THOMAS M. MISTELE
700 Central Avenue
St. Petersburg, Florida
   Secretary since 1989 Senior vice president of Templeton Global Investors, Inc.; vice president of Franklin Templeton Distributors, Inc.; secretary of the Templeton Funds; formerly, attorney, Dechert Price & Rhoads (1985-1988) and Freehill, Hollingdale & Page (1988); judicial clerk, U.S. District Court (Eastern District of Virginia) (1984-1985). Age 42.


                 III. RATIFICATION OR REJECTION OF APPOINTMENT
                       OF INDEPENDENT PUBLIC ACCOUNTANTS

           McGladrey & Pullen, LLP 555 Fifth Avenue, New York, New York 10017, have been the independent public accountants for the Fund since its inception and have examined the Fund's financial statements for the fiscal year ended August 31, 1995, and in connection therewith have reported on the financial statements of the Fund and reviewed certain filings of the Fund with the Securities and Exchange Commission. At a meeting held on October 21, 1995, upon recommendation of the Audit Committee, the Board of Directors, including a majority of those Directors who are not interested persons of the Fund, selected McGladrey & Pullen, LLP as independent public accountants for the Fund for the fiscal year ending August 31, 1996, subject to ratification by Shareholders at the Annual Meeting.

           The Fund is advised that neither the firm of McGladrey & Pullen, LLP nor any of its members has any material direct or indirect financial interest in the Fund. Representatives of McGladrey & Pullen, LLP are not expected to be present at the Annual Meeting, but have been given the opportunity to make a statement if they so desire, and will be available should any matter arise requiring their presence.

           THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF RATIFYING THE SELECTION OF MCGLADREY & PULLEN, LLP AS INDEPENDENT PUBLIC ACCOUNTANTS FOR THE FUND FOR THE FISCAL YEAR ENDING AUGUST 31, 1996.


                               IV. OTHER BUSINESS

           The Board of Directors knows of no other business to be presented at the Annual Meeting. If any additional matters should be properly presented, it is intended that the enclosed proxy will be voted in accordance with the judgment of the persons named in the proxy.

                                 V. ADJOURNMENT

           In the event that sufficient votes in favor of the proposals set forth in the Notice of Annual Meeting and Proxy Statement are not received by the time scheduled for the Annual Meeting, the persons named as proxies may move one or more adjournments of the Annual Meeting to permit further solicitation of proxies with respect to any such proposals. Any such adjournment will require the affirmative vote of a majority of the Shares present at the Annual Meeting. The persons named as proxies will vote in favor of such adjournment those Shares which they are entitled to vote which have voted in favor of such proposals. They will vote against any such adjournment those proxies required to be voted against such proposal.

                             VI. VOTING INFORMATION

           Proxies from the shareholders of the Fund are being solicited by the Board of Directors of the Fund for the Annual Meeting to be held on February 20, 1996, at the

Fund's offices at 700 Central Avenue, St. Petersburg, Florida 33701 at 10:00 A.M. (local time), or at such later time made necessary by adjournment. A proxy may be revoked at any time at or before the meeting by oral or written notice to the Secretary of the Fund. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, for approval of the Plan and the Reorganization as set forth in Proposal I, for the election of Directors named in Proposal II, and in favor of Proposal III. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions and broker "non-votes" will be treated as Shares that are present but which have not been voted. For this reason abstentions and broker "non-votes" will have the effect of "no" votes for purposes of Proposals I, II and III. Approval of the Plan and the Reorganization, as set forth in Proposal I, will require the affirmative vote of the holders of a majority of the Fund's outstanding voting securities. The election of a Board of Directors, as set forth in Proposal II, will require the vote of the holders of a plurality of the Fund's Shares present at the Annual Meeting. Ratification of the selection of the independent public accountants, as set forth in Proposal III, will require the vote of the holders of a majority of the Fund's Shares present at the Annual Meeting.

           Proxies are to be solicited by mail. Additional solicitations may be made by telephone, telegraph or personal contact by officers, employees or agents of Templeton, Galbraith & Hansberger Ltd. and its affiliates.

           Shareholders of the Fund of record at the close of business on ________, 1995 ("Record Date") will be entitled to vote at the Annual Meeting or any adjournment thereof. The holders of more than 50% of the shares of the Fund outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the meeting. Shareholders are entitled to one vote for each share held and fractional votes for fractional shares held. As of October 31, 1995, as shown on the books of the Fund, there were issued and outstanding 3,153,664 shares of common stock of the Fund. As of October 31, 1995, as shown on the books of Franklin Global Utilities, there were issued and outstanding 9,194,912 Class I shares of beneficial interest.

           The votes of the shareholders of Franklin Global Utilities are not being solicited, since their approval or consent is not necessary for the Reorganization to take place.

                        YOU ARE URGED TO FILL IN, DATE,
                  SIGN AND RETURN THE ENCLOSED PROXY PROMPTLY



                                       By Order of the Board of Directors,



                                       Thomas M. Mistele, Secretary
January ___, 1996


55432.2AF

                      AGREEMENT AND PLAN OF REORGANIZATION


           THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this ____ day of ______, 1996, by and between Franklin Strategic Series, a Delaware business trust with its principal place of business at 777 Mariners Island Blvd., San Mateo, CA 94403-7777, on behalf of its Franklin Global Utilities Fund series of shares (the "Acquiring Fund"), and Templeton Global Utilities, Inc., a Maryland corporation with its principal place of business at 700 Central Avenue, St. Petersburg, Florida 33701 (the "Acquired Fund").

           This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund to the Acquiring Fund in exchange solely for Class I shares of beneficial interest ($ 0.01 par value per share), of the Acquiring Fund (the "Acquiring Fund Shares"), the assumption by the Acquiring Fund of certain identified liabilities of the Acquired Fund, and the distribution of the Acquiring Fund Shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

           WHEREAS, the Acquired Fund is a closed-end, registered investment company of the management type, the Acquiring Fund is an open-end, registered investment company of the management type and the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;

           WHEREAS, the Board of Trustees of the Acquiring Fund has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquiring Fund and its shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction;

           WHEREAS, the Board of Directors of the Acquired Fund has determined that the exchange of all or substantially all of the assets of the Acquired Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Acquired Fund by the Acquiring Fund is in the best interests of the Acquired Fund and its shareholders and that the interests of the existing shareholders of the Acquired Fund would not be diluted as a result of this transaction;

           WHEREAS, the purpose of the Reorganization is to combine the assets of the Acquiring Fund with those of the Acquired Fund in an attempt to achieve greater operating economies and increased portfolio diversification;

           NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. TRANSFER OF ASSETS OF THE ACQUIRED FUND TO THE ACQUIRING FUND IN EXCHANGE FOR THE ACQUIRING FUND SHARES, THE
           ASSUMPTION OF CERTAIN IDENTIFIED ACQUIRED FUND LIABILITIES AND THE LIQUIDATION OF THE ACQUIRED FUND

           1.1 Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund agrees to transfer all of the Acquired Fund's assets as set forth in paragraph
1.2 to the Acquiring Fund, and the Acquiring Fund agrees in exchange therefor
(i) to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets computed in the manner and as of the time and date set forth in paragraph 2.1 by the net asset value of one Acquiring Fund Share computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Acquired Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing").

           1.2 The assets of the Acquired Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities and futures interests and dividends or interest receivable which are owned by the

Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

           1.3 The Acquired Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves (expected to include expenses incurred in the ordinary course of the Acquired Fund's operations, such as accounts payable relating to custodian and transfer agency fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares) reflected on an unaudited statement of assets and liabilities of the Acquired Fund prepared by Templeton Global Investors, Inc., the business manager of the Acquired Fund, as of the Valuation Date (as defined in paragraph 2.1) in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected on that unaudited statement of assets and liabilities and shall not assume any other liabilities.

           1.4 Immediately after the transfer of assets provided for in paragraph 1.1, the Acquired Fund will distribute pro rata to the Acquired Fund's shareholders of record, determined as of immediately after the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1 and will completely liquidate. Such distribution and liquidation will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders. The aggregate net asset value of Acquiring Fund Shares to be so credited to Acquired Fund Shareholders shall be equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholders as of immediately after the close of business on the Closing Date. All issued and outstanding shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 2.3. The Acquiring Fund will not issue certificates representing the Acquiring Fund Shares in connection with such exchange except upon request by a shareholder of the Acquired Fund.

           1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's then-current prospectus and statement of additional information.

2.         VALUATION

           2.1 The value of the Acquired Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the normal close of business of the New York Stock Exchange on the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's Trust Instrument and then-current prospectus or statement of additional information.

           2.2 The net asset value of an Acquiring Fund Share shall be the net asset value per share computed as of immediately after the close of business of the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's Trust Instrument and then-current prospectus or statement of additional information.

           2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1 by the net asset value of an Acquiring Fund Share determined in accordance with paragraph 2.2.

           2.4 All computations of value with respect to the Acquiring Fund shall be made by Franklin Advisers, Inc.

3.         CLOSING AND CLOSING DATE

           3.1 The Closing Date shall be __________, 1996 or such later date as the parties may agree in writing. All acts taking place at the Closing shall be deemed to take place simultaneously as of immediately after the close of business on the Closing Date unless otherwise agreed to by the parties. The close of business on the Closing Date shall be as of 4:00 p.m., New York time. The Closing shall be held at the offices of

Dechert Price & Rhoads, Washington, D.C. or at such other place and time as the parties shall mutually agree.

           3.2 Bank of America NY&SA, as custodian for the Acquiring Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that: (a) the Acquired Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund; and (b) all necessary taxes including without limitation all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities.

           3.3 Chemical Mellon Shareholder Services (the "Transfer Agent") on behalf of the Acquired Fund shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Acquired Fund or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4.         REPRESENTATIONS AND WARRANTIES

         4.1 The Acquired Fund represents and warrants to the Acquiring Fund as follows:

         (a) The Acquired Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

           (b) The Acquired Fund is a registered closed-end investment company and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940 (the "1940 Act") is in full force and effect;

           (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in a material violation of its Articles of Incorporation or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

           (d) The Acquired Fund has no material contracts or other commitments (other than this Agreement) which will be terminated with liability to it prior to the Closing Date;

           (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquired Fund or any properties or assets held by it. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

           (f) The Statement of Assets and Liabilities of the Acquired Fund at August 31, 1995 has been audited by McGladrey & Pullen, L.L.P., independent certified public accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) presents fairly, in all material respects, the financial position of the Acquired Fund as of such date, and there are no known contingent liabilities of the Acquired Fund as of such date not disclosed therein;

           (g) Since August 31, 1995, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (g), a decline in net asset value per share of the Acquired Fund or the discharge of Acquired Fund liabilities shall not constitute a material adverse change;

           (h) At the Closing Date, all material Federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently under audit and no assessment has been asserted with respect to such returns;

           (i) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such;

           (j) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of Closing, be held by the persons and in the amounts set forth in the records of the Transfer Agent, as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares;

           (k) At the Closing Date, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer and deliver such assets hereunder, and upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the Securities Act of 1933 (the "1933 Act"), other than as disclosed to the Acquiring Fund;

           (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Acquired Fund's Directors, and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

           (m) The information to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations thereunder applicable thereto; and

           (n) The proxy statement of the Acquired Fund (the "Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.6 (other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading.

         4.2 The Acquiring Fund represents and warrants to the Acquired Fund as follows:

         (a) The Acquiring Fund is a business trust duly organized, validly existing and in good standing under the laws of the State of Delaware;

         (b) The Acquiring Fund is a registered open-end investment company and its registration with the Commission as an investment company under the 1940 Act, and the registration of its shares under the 1933 Act, are in full force and effect;

         (c) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

         (d) At the Closing Date, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

         (e) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result in a material violation of its Trust Instrument or By-Laws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound;

         (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or threatened against the Acquiring Fund or any of its properties or assets. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

         (g) The Statement of Assets and Liabilities of the Acquiring Fund at April 30, 1995 has been audited by Coopers & Lybrand L.L.P., independent certified public accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquired Fund) presents fairly, in all material respects, the financial position of the Acquiring Fund as of such date, and there are no known contingent liabilities of the Acquiring Fund as of such date not disclosed therein;

           (h) Since April 30, 1995, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred. For the purposes of this subparagraph (h), a decline in net asset value per share of the Acquiring Fund, the discharge of Acquiring Fund liabilities, or the redemption of Acquiring Fund shares by Acquiring Fund shareholders, shall not constitute a material adverse change;

           (i) At the Closing Date, all material Federal and other tax returns and reports of the Acquiring Fund required by law to have been filed by such date shall have been filed and are or will be correct, and all Federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns;

           (j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Acquiring Fund. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares;

           (k) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action, if any, on the part of the Trustees of the Acquiring Fund, and this Agreement will constitute a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights and to general equity principles;

           (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement will at the Closing Date have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable by the Acquiring Fund;

           (m) The information to be furnished by the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with Federal securities and other laws and regulations applicable thereto;

           (n) The Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading;

           (o) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to continue its operations after the Closing Date; and

           (p) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification as a regulated investment company and has elected to be treated as such.

5.         COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

           5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable.

           5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

           5.3 The Acquired Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

           5.4 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund Shares.

           5.5 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

           5.6 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus (the "Prospectus") which will include the Proxy Statement, referred to in paragraph 4.1(n), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934 (the "1934 Act") and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

6.         CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED
FUND

           The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

           6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

           6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in a form reasonably satisfactory to the Acquired Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Acquired Fund shall reasonably request; and

           6.3 The Acquired Fund shall have received on the Closing Date the opinion of Messrs. Stradley, Ronon, Stevens & Young, in a form reasonably satisfactory to the Acquired Fund, and dated as of the Closing Date, that:

           (a) The Acquiring Fund has been duly formed and is validly existing and in good standing under the laws of the State of Delaware; (b) the Acquiring Fund has the power to carry on its business as presently conducted; (c) the Agreement has been duly authorized, executed and delivered by the Acquiring Fund and constitutes a valid and legally binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the Registration Statement has been declared effective under the 1933 Act and, to the knowledge of such counsel, no stop order has been issued or threatened suspending its effectiveness; (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by the Acquiring Fund under the Federal laws of the United States or the State of Delaware for the exchange of the Acquired Fund's assets for shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made; and (f) the Acquiring Fund Shares to be issued in the Reorganization have been duly authorized and upon issuance thereof in accordance with this Agreement will be validly issued, fully paid and nonassessable, and no shareholder of the Acquiring Fund has any preemptive right to subscribe or purchase in respect thereof.

7.         CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
FUND

           The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

           7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date;

           7.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets and liabilities, as of the Closing Date, certified by the Treasurer of the Acquired Fund;

           7.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request; and

           7.4 The Acquiring Fund shall have received on the Closing Date the opinion of Messrs. Dechert Price & Rhoads dated as of the Closing Date, that:

           (a) The Acquired Fund has been duly formed and is validly existing and in good standing under the laws of the State of Maryland; (b) the Acquired Fund has the power to carry on its business as presently conducted; (c) the Agreement has been duly authorized, executed and delivered by the Acquired Fund and constitutes a valid and legally binding obligation of the Acquired Fund enforceable against the Acquired Fund in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and laws of general applicability relating to or affecting creditors' rights and to general equity principles; (d) the Reorganization has been approved by the requisite vote of the shareholders of the Acquired Fund; and (e) to the knowledge of such counsel, all regulatory consents, authorizations, approvals or filings required to be obtained or made by the Acquired Fund under the Federal laws of the United States or the State of Maryland for the exchange of the Acquired Fund's assets for shares of the Acquiring Fund, pursuant to the Agreement have been obtained or made.

8.         FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE
           ACQUIRING FUND AND THE ACQUIRED FUND

           If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

           8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Articles of Incorporation and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this paragraph 8.1;

           8.2 On the Closing Date, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

           8.3 All consents of other parties and all other consents, orders and permits of Federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

           8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act; and

           8.5 The parties shall have received the opinion of Messrs. Dechert Price & Rhoads addressed to the Acquiring Fund and the Acquired Fund substantially to the effect that the transaction contemplated by this Agreement constitutes a tax-free reorganization for Federal income tax purposes. The delivery of such opinion is conditioned upon receipt by Dechert Price & Rhoads of representations it shall request of the parties. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the condition set forth in this paragraph 8.5.

9.         BROKERAGE FEES AND EXPENSES

           9.1 The Acquiring Fund and the Acquired Fund each represents and warrants to the other that it has no obligations to pay any brokers or finders fees in connection with the transactions provided for herein.

           9.2 The expenses of entering into and carrying out the provisions of this Agreement shall be borne as follows: Franklin Advisers, Inc. ("Franklin"), Templeton, Galbraith & Hansberger Ltd. ("TGH"), the Acquiring Fund and the Acquired Fund shall each pay one-fourth of the total expenses incurred in connection with this Agreement. Following the consummation of the transaction, Advisers and TGH will determine if such arrangement relating to the expenses is disproportionate to either the Acquiring Fund or to the Acquired Fund in relation to the benefits derived by each. In such event, Advisers and TGH will assume responsibility for paying that portion of the expenses which is deemed to be so disproportionate.

10.        ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

           10.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

           10.2 The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall not survive the consummation of the transactions contemplated hereunder.

11.        TERMINATION

           This Agreement and the transaction contemplated hereby may be terminated and abandoned by either party by resolution of the party's Board of Directors at any time prior to the Closing Date, if circumstances should develop that, in the opinion of such Board, make proceeding with the Agreement inadvisable.

12.        AMENDMENTS

           This Agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

13.        NOTICES

         Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, addressed to the Acquired Fund, 700 Central Avenue, St. Petersburg, Florida 33701, Attention:
Thomas M. Mistele, Esq. or to the Acquiring Fund, 777 Mariners Island Blvd., P.O. Box 7777, San Mateo, California 94403- 7777, Attention: Deborah R. Gatzek, Esq.

14.        HEADINGS; COUNTERPARTS; ASSIGNMENT; LIMITATION OF
LIABILITY

           14.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         14.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

           14.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

           14.4 It is expressly agreed that the obligations of the Acquiring Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of the Acquiring Fund personally, but bind only the property of the Acquiring Fund. The execution and delivery of this Agreement have been authorized by the Trustees of the Acquiring Fund and signed by authorized officers of the Acquiring Fund acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Acquiring Fund.

           14.5 This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

           IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or Vice President and its seal to be affixed thereto and attested by its Secretary or Assistant Secretary.

Attest:                                             FRANKLIN STRATEGIC SERIES



______________________________                   By:___________________________




Attest:                                        TEMPLETON GLOBAL UTILITIES, INC.



______________________________                    By:___________________________
55432.2AF

Franklin Global
Utilities Fund

Franklin Strategic Series


PROSPECTUS          September 1, 1995



777 Mariners Island Blvd., P.O. Box 7777
San Mateo, CA 94403-7777    1-800/DIAL BEN





Franklin Global Utilities Fund (the "Fund") is a non-diversified series of Franklin Strategic Series (the "Trust"), an open-end management investment company, with the investment objective of seeking to provide total return without incurring undue risk. The Fund seeks to accomplish its objective by investing primarily, that is, at least 65% of its total assets, in securities issued by companies which are, in the opinion of management, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telephone communications, cable and other pay television services, wireless telecommunications, gas or water.

This Prospectus is intended to set forth in a clear and concise manner information about the Fund that a prospective investor should know before investing. After reading the Prospectus, it should be retained for future reference; it contains information about the purchase and sale of shares and other items which a prospective investor will find useful to have.

The Fund offers two classes of shares to its investors: Franklin Global Utilities Fund - Class I ("Class I") and Franklin Global Utilities Fund - Class II ("Class II"). Investors can choose between Class I shares, which generally bear a higher front-end sales charge and lower ongoing Rule 12b-1 distribution fees ("Rule 12b-1 fees"), and Class II shares, which generally have a lower front-end sales charge and higher ongoing Rule 12b-1 fees. Investors should consider the differences between the two classes, including the impact of sales charges and Rule 12b-1 fees, in choosing the more suitable class given their anticipated investment amount and time horizon. See "How to Buy Shares of the Fund - Differences Between Class I and Class II."

Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank; further, such shares are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. Shares of the Fund involve investment risks, including the possible loss of principal.

A Statement of Additional Information (the "SAI") concerning the Fund, dated September 1, 1995, as may be amended from time to time, provides a further discussion of certain areas in this Prospectus and other matters which may be of interest to some investors. It has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. A copy is available without charge from the Fund or the Fund's principal underwriter, Franklin/Templeton Distributors, Inc. ("Distributors"), at the address or telephone number shown above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus is not an offering of the securities herein described in any state in which the offering is not authorized. No sales representative, dealer, or other person is authorized to give any information or make any representations other than those contained in this Prospectus. Further information may be obtained from the underwriter.

ContentsPage

Expense Table....................................    2
Financial Highlights.............................    4
About the Fund...................................    4
Investment Objective and
 Policies of the Fund............................    5
Management of the Fund...........................   13
Distributions to Shareholders....................   14
Taxation of the Fund
 and Its Shareholders............................   16
How to Buy Shares of the Fund....................   17
Purchasing Shares of the Fund
 in Connection with Retirement Plans
 Involving Tax-Deferred Investments..............   25
Other Programs and Privileges
 Available to Fund Shareholders..................   25
Exchange Privilege...............................   27
How to Sell Shares of the Fund...................   30
Telephone Transactions...........................   34
Valuation of Fund Shares.........................   35
How to Get Information Regarding
 an Investment in the Fund.......................   37
Performance......................................   37
General Information..............................   38
Account Registrations............................   40
Important Notice Regarding
 Taxpayer IRS Certifications.....................   41
Portfolio Operations.............................   41


Expense Table



The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder will bear directly or indirectly in connection with an investment in the Fund. These figures are based on aggregate operating expenses of Class I shares of the Fund for the fiscal year ended April 30, 1995.




Shareholder Transaction Expenses                                                       Class I     Class II
Maximum Sales Charge Imposed on Purchases
 (as a percentage of offering price)..............................................        4.50%         1.00%*
Deferred Sales Charge.............................................................       NONE**      NONE***
                                                                                       Class I     Class II
Annual Fund Operating Expenses
 (as a percentage of average net assets)
Management Fees...................................................................        0.60%         0.60%
12b-1 Fees........................................................................        0.23%+        1.00%+
Other Expenses:...................................................................
  Reports to shareholders.........................................................        0.08%         0.08%
  Registration....................................................................        0.09%         0.09%
  Other expenses..................................................................        0.12%         0.12%
Total Other Expenses..............................................................        0.29%         0.29%****
Total Fund Operating Expenses.....................................................        1.12%         1.89%



*Although Class II has a lower front-end sales charge than Class I, over time the higher Rule 12b-1 fee for Class II may cause shareholders to pay more for Class II shares than for Class I shares. Given the maximum front-end sales charge and the rate of Rule 12b-1 fees of each class, it is estimated that this will take less than six years for shareholders who maintain total shares valued at less than $100,000 in the Franklin Templeton Funds. Shareholders with larger investments in the Franklin Templeton Funds will reach the crossover point more quickly. See "How to Buy Shares of the Fund - Purchase Price of Fund Shares" for the definition of Franklin Templeton Funds and similar references.

**Class I investments of $1 million or more are not subject to a front-end sales charge; however, a contingent deferred sales charge of 1% is generally imposed on certain redemptions within a "contingency period" of 12 months of the calendar month following such investments. See "How to Sell Shares of the Fund - Contingent Deferred Sales Charge."

***Class II shares redeemed within a "contingency period" of 18 months of the calendar month following such investments are subject to a 1% contingent deferred sales charge. See "How to Sell Shares of the Fund - Contingent Deferred Sales Charge."

+Consistent with National Association of Securities Dealers, Inc.'s rules, it is possible that the combination of front-end sales charges and Rule 12b-1 fees could cause long-term shareholders to pay more than the economic equivalent of the maximum front-end sales charges permitted under those same rules.

****"Other Expenses" for Class II shares are estimates based on the actual expenses incurred by Class I shares for the fiscal year ended April 30, 1995.

Investors should be aware that the above table is not intended to reflect in precise detail the fees and expenses associated with an individual's own investment in the Fund. Rather the table has been provided only to assist investors in gaining a more complete understanding of fees, charges and expenses. For a more detailed discussion of these matters, investors should refer to the appropriate sections of this Prospectus.

Example

As required by SEC regulations, the following example illustrates the expenses, including the maximum front-end sales charge and applicable contingent deferred sales charges, that apply to a $1,000 investment in the Fund over various time periods assuming (1) a 5% annual rate of return and (2) redemption at the end of each time period.

                             One Year  Three Years Five Years   Ten Years

Class I......................   $56*       $79       $104        $175
Class II.....................   $39        $69       $111        $229



*Assumes that a contingent deferred sales charge will not apply to Class I shares.



A shareholder would pay the following expenses on the same investment, assuming no redemption.

                             One Year  Three Years Five Years   Ten Years

Class II.....................   $29        $69       $111        $229



This example is based on the aggregate annual operating expenses shown above and should not be considered a representation of future expenses, which may be more or less than those shown. The operating expenses are borne by the Fund and only indirectly by shareholders as a result of their investment in the Fund. In addition, federal securities regulations require the example to assume an annual return of 5%, but the Fund's actual return may be more or less than 5%.


Financial Highlights



Set forth below is a table containing financial highlights for a Class I share of the Fund from July 2, 1992 (effective date of registration) through April 30, 1993, and through the two fiscal years in the period ended April 30, 1995. The information for each of the periods ended April 30, 1995, has been audited by Coopers & Lybrand L.L.P., independent auditors, whose audit report appears in the financial statements in the Trust's Annual Report to Shareholders dated April 30, 1995. Information regarding Class II shares will be included in this table after they have been offered to the public for a reasonable period of time. See the discussion "Reports to Shareholders" under "General Information" in this Prospectus.



                               Per Share Operating Performance                                       Ratios/Supplemental Data

                   ______________________________________________________                           __________________________

                          Net                   Distri    Distri-          Net              Net                 Ratio of Net
Year  Net Asset  Net    Realized &              butions   butions          Asset           Assets   Ratio of    Investment
Ended Value at  Invest- Unrealized  Total From From Net   From     Total   Value           at End   Expenses    Income to  Portfolio
April Beginning  ment  Gain(Loss)on Investment Investment Capital  Distri- End of Total   of Year   to Average  Average    Turnover
30    of Year   Income Securities   Operations  Income    Gains    butions Year   Return*(in 000's) Net Assets  Net Assets  Rate

19931 $10.00   $0.22     $1.270    $1.490      $(0.130)   $ -       $  -   $11.36  18.08%**  $ 14,227     - %***  3.89%**     - %
1994   11.36    0.30      1.280     1.580       (0.299)   (0.042)   (0.341) 12.60  14.04      124,188    0.84***  2.95       16.28
1995   12.60    0.42     (0.067)    0.353       (0.365)   (0.358)   (0.723) 12.23   3.17      119,250    1.12     3.47       16.65






1For the period July 2, 1992 (effective date) to April 30, 1993.

*Total return measures the change in value of an investment over the periods indicated. It does not include the maximum front-end sales charge and assumes reinvestment of dividends and capital gains, if any, at net asset value.

**Annualized

***During the period indicated, Franklin Advisers, Inc. agreed in advance to waive a portion of its management fees and made payments of other expenses incurred by the Fund. Had such action not been taken, the ratios of expenses to average net assets for the periods ended April 30, 1993 and 1994 would have been 1.51% (annualized) and 1.28%, respectively.


About the Fund



The Fund is a non-diversified series of the Trust, an open-end management investment Company, commonly called a "mutual fund." The Trust was organized in Delaware as a Delaware business trust in January 1991 and registered with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act"). The Trust issues its shares of beneficial interest under separate series, each with its own investment objective and policies and totally separate investment portfolios. The Fund is managed by Franklin Advisers, Inc. (the "Manager" or "Advisers"). Because the Fund is non-diversified, it may have greater investments in a single issuer than a diversified fund. Consequently, changes in the financial condition of a single issuer may have a greater effect on the Fund's share value than such changes would have on the performance of other mutual funds, particularly those which invest in a broad range of issuers and industries. The Fund has two classes ("multiclass structure") of shares of beneficial interest: Franklin Global Utilities Fund - Class I and Franklin Global Utilities Fund - Class II. All Fund shares outstanding before May 1, 1995, have been redesignated as Class I shares, and will retain their previous rights and privileges, except for legally required modifications to shareholder voting procedures, as discussed in "General Information - Organization and Voting Rights."

Shares of the Fund may be purchased (minimum investment of $100 initially and $25 thereafter) at the current public offering price. The current public offering price of the Class I shares is equal to the net asset value (see "Valuation of Fund Shares"), plus a variable sales charge not exceeding 4.50% of the offering price depending upon the amount invested. The current public offering price of the Class II shares is equal to the net asset value, plus a sales charge of 1% of the amount invested. (See "How to Buy Shares of the Fund.")


Investment Objective
and Policies of the Fund



The Fund seeks to provide total return, without incurring undue risk, by investing at least 65% of its total assets in securities issued by companies which are, in the opinion of the Manager, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telephone communications, cable and other pay television services, wireless telecommunications, gas or water. The Fund's total return consists of both capital appreciation and current dividend and interest income. There is, of course, no assurance that the Fund's objective will be achieved. The objective is a fundamental policy of the Fund and may not be changed without shareholder approval.

The Fund may use a variety of strategies to enhance income and to hedge against market and currency risk, as described more fully under "Transactions in Options, Future and Options on Financial Futures" in the SAI.

The Fund invests in common stocks, preferred stocks and debt securities including preferred or debt securities convertible into common stocks. The mixture of common stocks, debt securities and preferred stocks varies from time to time based upon the Manager's assessment as to whether investments in each category will contribute to meeting the Fund's investment objective. The Fund may invest, without percentage limitation, in fixed-income securities having at the time of purchase one of the four highest ratings of Moody's Investors Service ("Moody's") (Aaa, Aa, A, Baa), Standard & Poor's Corporation ("S&P") (AAA, AA, A, BBB), two nationally recognized statistical rating organizations ("NRSROs") or in securities which are not rated by any NRSRO, provided that, in the opinion of the Fund's Manager, such securities are comparable in quality to those within the four highest ratings. Securities rated within the four highest ratings are considered to be "investment grade" securities, although bonds rated Baa are regarded as having an adequate capacity to pay principal and interest but with greater vulnerability to adverse economic conditions and some speculative characteristics. The Fund's commercial paper investments at the time of purchase will be rated "A-1" or "A-2" by S&P or "Prime-1" or "Prime-2" by Moody's or, if not rated by any NRSRO, will be of comparable quality as determined by Advisers. The Fund may also invest up to 5% of its total assets at the time of purchase in lower rated fixed-income securities and unrated securities of comparable quality (sometimes referred to as "junk bonds" in the popular media). Such investments will be rated no lower than Caa by Moody's or CCC by S&P. (See the SAI for a more complete discussion regarding these investments.) In the event the rating on an issue held in the Fund's portfolio is changed by the NRSRO, such event will be considered by the Fund in its evaluation of the overall investment merits of that security but will not necessarily result in an automatic sale of the security. A discussion of ratings is contained in the Appendix to the SAI.

The Fund may invest in the securities of foreign issuers in the form of sponsored or unsponsored American Depositary Receipts (ADRs) or other securities convertible into securities of foreign issuers. ADRs are receipts typically issued by an American bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADRs, which are issued in registered form, are designed for use in the United States ("U.S.") securities markets. The issuers of unsponsored ADRs are not obligated to disclose material information in the U.S. and, therefore, there may be less information available to the investing public than with sponsored ADRs. Advisers will attempt to independently accumulate and evaluate information with respect to the issuers of the underlying securities of sponsored and unsponsored ADRs to attempt to limit the Fund's exposure to the market risk associated with such investments. For purposes of the Fund's investment policies, investments in ADRs will be deemed to be investments in the equity securities of the foreign issuers into which they may be converted.

Under normal circumstances, the Fund will invest at least 65% of its total assets in issuers domiciled in at least three different countries, one of which may be the U.S., although the Manager expects the Fund's portfolio to be more geographically diversified. Under normal conditions, it is anticipated that the percentage of assets invested in U.S. securities will be higher than that invested in securities of any other single country. It is possible that at times the Fund may have 65% or more of its total assets invested in foreign securities. The Fund at all times, except during temporary defensive periods, will maintain at least 65% of its total assets invested in securities issued by companies in the utilities industries. The Fund reserves the right to hold, as a temporary defensive measure or as a reserve for redemptions, short-term U.S. government securities, high quality money market securities, including repurchase agreements, or cash in such proportions as, in the opinion of the Manager, prevailing market or economic conditions warrant.

The operating expense ratio of the Fund can be expected to be higher than that of an investment company investing exclusively in U.S. securities because the expenses of the Fund, such as custodial and brokerage costs, are higher.

The Fund is permitted to invest up to 35% of its assets in securities of issuers that are outside the utility industries. Such investments will consist of common stocks, debt securities or preferred stocks and will be selected to meet the Fund's investment objective of providing total return without incurring undue risk. These securities may be issued by either U.S. or non-U.S. companies, governments, or governmental instrumentalities. Some of these issuers may be in industries related to utility industries and, therefore, may be subject to similar risks. Securities that are issued by foreign companies or are denominated in foreign currencies are subject to the risks outlined below. See "Special Considerations and Risk Factors."

Securities issued or guaranteed by the U.S. government or its agencies or instrumentalities ("U.S. Government Securities"), including U.S. Treasury bills, notes and bonds as well as certain agency securities and mortgage-backed securities issued or guaranteed by the Government National Mortgage Association
(GNMA), may be backed by the "full faith and credit" of the U.S. government. Any such guarantee will extend to the payment of interest and principal due on the securities and will not provide any protection from fluctuations in either the securities' yield or value or to the yield or value of the Fund's shares. Other securities issued by U.S. government agencies or instrumentalities are not necessarily backed by the "full faith and credit" of the U.S. government, such as certain securities issued by the Federal National Mortgage Association
(FNMA), the Federal Home Loan Mortgage Corporation, the Student Loan Marketing Association and the Farm Credit Bank.

The Fund may invest in securities issued or guaranteed by foreign governments. Such securities are typically denominated in foreign currencies and are subject to the currency fluctuation and other risks of foreign securities investments outlined below. See "Special Considerations and Risk Factors." The foreign government securities in which the Fund intends to invest generally will consist of obligations issued by national, state or local governments or similar political subdivisions. Foreign government securities also include debt obligations of supranational entities, including international organizations designed or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. Examples include the International Bank of Reconstruction and Development (the World Bank), the European Investment Bank, the Asian Development Bank and the Inter-American Development Bank.

Foreign government securities also include debt securities of "quasi-governmental agencies" and debt securities denominated in multinational currency units. An example of a multinational currency unit is the European Currency Unit. A European Currency Unit represents specified amounts of the currencies of certain of the 12 member states of the European Economic Community. Debt securities of quasi-governmental agencies are issued by entities owned by either a national or local government or are obligations of a political unit that is not backed by the national government's full faith and credit and general taxing powers. Foreign government securities also include mortgage-related securities issued or guaranteed by national or local governmental instrumentalities, including quasi-governmental agencies.

Utility Industries

Under normal circumstances, the Fund will invest at least 65% of its total assets in common stocks, debt securities and preferred stocks including preferred or debt securities convertible into common stocks of companies in the utility industries, which may be domestic and/or foreign. To meet its objective, the Fund may invest in domestic utility companies that pay higher than average dividends, but have a lesser potential for capital appreciation. There can be no assurance that the positive relative returns on utility securities that has historically been the case will continue to occur in the future. The Manager believes that the average dividend yields of common stocks issued by foreign utility companies have also historically exceeded those of foreign industrial companies' common stocks. To meet its objective of total return, without incurring undue risk, the Fund may invest in foreign utility companies which pay lower than average dividends, but have a greater potential for capital appreciation.

The utility companies in which the Fund invests include companies primarily engaged in the ownership or operation of facilities used to provide electricity, telephone communications, cable and other pay television services, wireless telecommunications, gas or water. "Primarily engaged," for this purpose, means that (1) more than 50% of the company's assets are devoted to the ownership or operation of one or more facilities as described above or (2) more than 50% of the company's operating revenues are derived from the business or combination of businesses described above. See "The Fund's Investment Objective and Restrictions" in the SAI.

Some of the Fund's Other Investment Policies

When-Issued or Delayed Delivery Transactions. The Fund may purchase debt obligations on a "when-issued" or "delayed delivery" basis. Such securities are subject to market fluctuation prior to delivery to the Fund and generally do not earn interest until their scheduled delivery date. Therefore, the value or yields at delivery may be more or less than the purchase price or the yields available when the transaction was entered into. When the Fund is the buyer in such a transaction, it will maintain, in a segregated account with its custodian, cash or high-grade marketable securities having an aggregate value equal to the amount of such purchase commitments until payment is made. To the extent the Fund engages in when-issued and delayed delivery transactions, it will do so only for the purpose of acquiring portfolio securities consistent with its investment objective and policies, and not for the purpose of investment leverage. (See the SAI for a more complete discussion regarding when-issued and delayed delivery transactions.)

Standby Commitment Agreements. The Fund may from time to time enter into standby commitment agreements. Such agreements commit the Fund, for a stated period of time, to purchase a stated amount of a fixed-income security which may be issued and sold to the Fund at the option of the issuer. The price and coupon of the security is fixed at the time of the commitment. At the time of entering into the agreement, the Fund is paid a commitment fee, regardless of whether the security is ultimately issued, which is typically approximately 0.5% of the aggregate purchase price of the security which the Fund has committed to purchase. The Fund will enter into such agreements only for the purpose of investing in the security underlying the commitment at a yield and price which is considered advantageous to the Fund. The Fund will not enter into a standby commitment with a remaining term in excess of 45 days and will limit its investment in such commitments so that the aggregate purchase price of the securities subject to such commitments, together with the value of portfolio securities subject to legal restrictions on resale, will not exceed 15% of its assets, taken at the time of acquisition of such commitment or security. The Fund will at all times maintain a segregated account with its custodian bank of cash, cash equivalents, U.S. Government Securities or other high grade liquid debt securities denominated in U.S. dollars or non-U.S. currencies in an aggregate amount equal to the purchase price of the securities underlying the commitment.

There can be no assurance that the securities subject to a standby commitment will be issued, and the value of the security, if issued, on the delivery date may be more or less than its purchase price. Since the issuance of the security underlying the commitment is at the option of the issuer, the Fund may bear the risk of a decline in the value of such security and may not benefit from an appreciation in the value of the security during the commitment period.

The purchase of a security subject to a standby commitment agreement and the related commitment fee will be recorded on the date on which the security can reasonably be expected to be issued, and the value of the security will thereafter be reflected in the calculation of the Fund's net asset value. The cost basis of the security will be adjusted by the amount of the commitment fee. In the event the security is not issued, the commitment fee will be recorded as income on the expiration date of the standby commitment.

Loans of Portfolio Securities. Consistent with procedures approved by the Board of Trustees and subject to the following conditions, the Fund may lend its portfolio securities to qualified securities dealers or other institutional investors, provided that such loans do not exceed one-third of the value of the Fund's total assets at the time of the most recent loan. The borrower must deposit with the Fund's custodian collateral with an initial market value of at least 102% of the initial market value of the securities loaned, including any accrued interest, with the value of the collateral and loaned securities marked-to-market daily to maintain collateral coverage of at least 100%. Such collateral shall consist of cash, securities issued by the U.S. Government, its agencies or instrumentalities, or irrevocable letters of credit. The lending of securities is a common practice in the securities industry. The Fund engages in security loan arrangements with the primary objective of increasing the Fund's income either through investing the cash collateral in short-term interest bearing obligations or by receiving a loan premium from the borrower. Under the securities loan agreement, the Fund continues to be entitled to all dividends or interest on any loaned securities. As with any extension of credit, there are risks of delay in recovery and loss of rights in the collateral should the borrower of the securities fail financially.

Borrowing. As a fundamental policy, the Fund does not borrow money or mortgage or pledge any of its assets, except that the Fund may enter into reverse repurchase agreements or borrow money from banks in an amount up to 33% of its total asset value (computed at the time the loan is made) for temporary or emergency purposes. While borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments.

Illiquid Investments. It is the policy of the Fund that illiquid securities (securities that cannot be disposed of within seven days in the normal course of business at approximately the amount at which the Fund has valued the securities) may not constitute, at the time of purchase, more than 15% of the value of the total net assets of the Fund. Subject to this limitation, the Trust's Board of Trustees (the "Board") has authorized the Fund to invest in restricted securities where such investment is consistent with the Fund's investment objective and has authorized such securities to be considered to be liquid to the extent the Manager determines on a daily basis that there is a liquid institutional or other market for such securities. Notwithstanding the Manager's determination in this regard, the Board will remain responsible for such determinations and will consider appropriate action, consistent with the Fund's objective and policies, if a security should become illiquid subsequent to its purchase. To the extent the Fund invests in restricted securities that are deemed liquid, the general level of illiquidity in the Fund may be increased if qualified institutional buyers become uninterested in purchasing these securities or the market for these securities contracts. See "The Fund's Investment Objective and Restrictions - Short-Term Investments" in the SAI.

Notwithstanding the above policy and the federal securities laws, which permit investments in illiquid securities up to 15% of the Fund's portfolio, the Fund is aware that the securities laws in various states impose more restrictive limits upon such investments. To comply with applicable state restrictions, the Fund will limit its investments in illiquid securities, including securities of unseasoned issuers, equity securities deemed not readily marketable and securities subject to legal or contractual restrictions to 10% of the Fund's Portfolio.

Short-Term Investments. The Fund may invest its cash, including cash resulting from purchases and sales of Fund shares, temporarily in short-term debt instruments, including high grade commercial paper, repurchase agreements and other money market equivalents and, pursuant to an exemption from the requirements of the 1940 Act, the shares of affiliated money market funds, which invest primarily in short-term debt securities. To the extent the Fund invests in affiliated money market funds, such as the Franklin Money Fund, the Manager has agreed to waive its management fee on any portion of the Fund's assets invested in such affiliated fund. Temporary investments will only be made with cash held to maintain liquidity or pending investment. In addition, for temporary defensive purposes in the event of, or when the Adviser anticipates, a general decline in the market prices of stocks in which the Fund invests, the Fund may invest an unlimited amount of its assets in short-term debt instruments.

Repurchase Agreements. The Fund may engage in repurchase transactions, in which the Fund purchases a U.S. government security subject to resale to a bank or dealer at an agreed-upon price and date. The transaction requires the collateralization of the seller's obligation by the transfer of securities with an initial market value, including accrued interest, equal to at least 102% of the dollar amount invested by the Fund in each agreement, with the value of the underlying security marked-to-market daily to maintain coverage of at least 100%. A default by the seller might cause the Fund to experience a loss or delay in the liquidation of the collateral securing the repurchase agreement. The Fund might also incur disposition costs in liquidating the collateral. The Fund, however, intends to enter into repurchase agreements only with financial institutions such as broker-dealers and banks which are deemed creditworthy by the Fund's investment manager. A repurchase agreement is deemed to be a loan by the Fund under the 1940 Act. The U.S. government security subject to resale (the collateral) will be held on behalf of the Fund by a custodian approved by the Board and will be held pursuant to a written agreement.

The Fund may also enter into reverse repurchase agreements. Such agreements involve the sale of securities held by the Fund pursuant to an agreement to repurchase the securities on an agreed upon price, date and interest payment. When effecting reverse repurchase transactions, cash or high grade liquid debt securities of a dollar amount equal in value to the Fund's obligation under the agreement, including accrued interest, will be maintained in a segregated account with the Fund's custodian bank, and the securities subject to the reverse repurchase agreement will be marked-to-market each day. Although reverse repurchase agreements are borrowings under Section 2(a)(23) of the 1940 Act, the Fund does not treat these arrangements as borrowings under investment restriction 2 (set forth in the SAI) so long as the segregated account is properly maintained.

The Fund is subject to a number of additional investment restrictions, some of which may be changed only with the approval of shareholders, which limit its activities to some extent. For a list of these restrictions and more information concerning the policies discussed herein, please see the SAI.

The Fund expects that its portfolio turnover rate will generally not exceed 100%, but this rate should not be construed as a limiting factor. High portfolio turnover may increase transaction costs which must be paid by the Fund. High turnover may also result in the realization of net capital gain, which is taxable when distributed to shareholders.

Special Considerations and Risk Factors

Each prospective investor should take into account his or her investment objectives as well as his or her other investments when considering the purchase of shares of the Fund.

The Fund is designed for long-term investors and not as a trading vehicle, and is not intended to present a complete investment program.

Investment in the Fund's shares requires consideration of certain factors that are not normally involved in investment solely in U.S. securities. Among other things, the financial and economic policies of a foreign country may not be as stable as in the U.S. Furthermore, foreign issuers are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. corporate issuers. There may also be less government supervision and regulation of foreign securities exchanges, brokers and issuers. Some foreign securities markets have substantially less volume than the New York Stock Exchange (the "Exchange") and some foreign government securities may be less liquid and more volatile than U.S. government securities. Transaction costs on foreign securities exchanges may be higher than in the U.S. and foreign securities settlements may, in some instances, be subject to delays and related administrative uncertainties. Furthermore, foreign securities may be subject to withholding taxes, thus reducing net investment income available for distribution to shareholders.

Utility companies in the U.S. and in foreign countries are generally subject to substantial regulations. Such regulations are intended to ensure appropriate standards of service and adequate ability to meet public demand. The nature of regulations of utility industries is evolving both in the U.S. and in foreign countries. Although certain companies may develop more profitable opportunities, others may be forced to defend their core businesses and may be less profitable. Electric utility companies have historically been subject to the risks associated with increases in fuel and other operating costs, high interest costs on borrowings, costs associated with compliance with environmental, nuclear facility and other safety regulations and changes in the regulatory climate. Increased scrutiny of electric utilities might result in higher costs and higher capital expenditures, with the risk that regulators may disallow inclusion of these costs in rate authorizations. Increasing competition due to past regulatory changes in the telephone communications industry continues and, whereas certain companies have benefited, many companies may be adversely affected in the future. The cable television industry is regulated in most countries and, although such companies typically have a local monopoly, emerging technologies and pro-competitive legislation are combining to threaten these monopolies and could change the future outlook. The wireless telecomunications industry is in its early developmental stages, and is predominantly characterized by emerging, rapidly growing companies. Gas transmission and distribution companies continue to undergo significant changes as well. Many companies have diversified into oil and gas exploration and development, making returns more sensitive to energy prices. The water supply industry is highly fragmented due to local ownership. Generally, such companies are more mature and expect little or no per capita volume growth. There is no assurance that favorable developments will occur in the utility industries generally or that investment opportunities will continue to undergo significant changes or growth. See "The Fund's Investment Objective and Restrictions - Utility Industries - Description and Risk Factors" in the SAI.

The operating expense ratio of the Fund can be expected to be higher than that of an investment company investing exclusively in U.S. securities because of the additional expenses of the Fund attributable to its foreign investment activity, such as custodial costs, valuation costs and communication costs, although the Fund's expenses are expected to be similar to expenses of other investment companies investing in a mix of U.S. securities and securities of one or more foreign countries.

Investments of the Fund may be denominated in foreign currencies. Changes in the relative values of these foreign currencies and the U.S. dollar, therefore, will affect the value of investments in the Fund. However, the Fund will utilize forward futures and options contracts to attempt to minimize these changes. For a discussion of forward futures and options contracts, see the SAI.

The Fund is a non-diversified Fund under the federal securities laws. As a non-diversified Fund, there is no restriction under the 1940 Act on the percentage of assets that may be invested at any time in the securities of any one issuer. However, the Fund intends to comply with the diversification and other requirements of the Internal Revenue Code of 1986, as amended (the "Code"), applicable to "regulated investment companies" so that it will not be subject to U.S. federal income tax on income and capital gains. Accordingly, the Fund will not purchase securities if, as a result, more than 25% of its total assets would be invested in the securities of a single issuer or, with respect to 50% of its total assets, more than 5% of such assets would be invested in the securities of a single issuer. Because the Fund is non-diversified and concentrates its investments in a limited group of related industries, the value of the Fund's shares may fluctuate more widely, and the Fund may present greater risk than other investments.

How Shareholders Participate in
the Results of the Fund's Activities

The assets of the Fund are invested in portfolio securities. If the securities owned by the Fund increase in value, the value of the shares of the Fund which the shareholder owns will increase. If the securities owned by the Fund decrease in value, the value of the shareholder's shares will also decline. In this way, shareholders participate in any change in the value of the securities owned by the Fund.

In addition to the factors which affect the value of individual securities, as described in the preceding sections, a shareholder may anticipate that the value of Fund shares will fluctuate with movements in the broader equity and bond markets, as well.

A decline in the stock market of any country in which the Fund is invested may also be reflected in declines in the Fund's share price. Changes in currency valuations will also affect the price of Fund shares. Changes in the prevailing rates of interest in any of the countries in which the Fund is invested will likely affect the value of the Fund's holdings and thus the value of Fund shares. Increased rates of interest which frequently accompany higher inflation and/or a growing economy are likely to have a negative effect on the value of Fund shares. History reflects both increases and decreases in interest rates in individual countries and throughout the world, and in currency valuations, and these may reoccur unpredictably in the future.


Management of the Fund



The Board has the primary responsibility for the overall management of the Fund and for electing the officers of the Trust who are responsible for administering its day-to-day operations.

The Board has carefully reviewed the multiclass structure to ensure that no material conflict exists between the two classes of shares. Although the Board does not expect to encounter material conflicts in the future, the Board will continue to monitor the Fund and will take appropriate action to resolve such conflicts if any should later arise.

In developing the multiclass structure the Fund has retained the authority to establish additional classes of shares. It is the Fund's present intention to offer only two classes of shares, but new classes may be offered in the future.

Advisers is a wholly-owned subsidiary of Franklin Resources, Inc. ("Resources"), a publicly owned holding company, the principal shareholders of which are Charles B. Johnson and Rupert H. Johnson, Jr., who own approximately 20% and 16%, respectively, of Resources' outstanding shares. Resources is engaged in various aspects of the financial services industry through its various subsidiaries (the "Franklin Templeton Group"). Advisers acts as investment manager or administrator to 34 U.S. registered investment companies (112 separate series) with aggregate assets of over $76 billion.

Pursuant to the management agreement, the Manager supervises and implements the Fund's investment activities and provides certain administrative services and facilities which are necessary to conduct the Fund's business.

During the fiscal year ended April 30, 1995, management fees totalling 0.60% of the average daily net assets of the Fund were paid to Advisers.

Among the responsibilities of the Manager under the management agreement is the selection of brokers and dealers through whom transactions in the Fund's portfolio securities will be effected. The Manager tries to obtain the best execution on all such transactions. If it is felt that more than one broker is able to provide the best execution, the Manager will consider the furnishing of quotations and of other market services, research, statistical and other data for the Manager and its affiliates, as well as the sale of shares of the Fund, as factors in selecting a broker. Further information is included under "The Fund's Policies Regarding Brokers Used on Portfolio Transactions" in the SAI.

Shareholder accounting and many of the clerical functions for the Fund are performed by Franklin/Templeton Investor Services, Inc. ("Investor Services" or "Shareholder Services Agent"), in its capacity as transfer agent and dividend-paying agent. Investor Services is a wholly-owned subsidiary of Resources.

During the fiscal year ended April 30, 1995, expenses borne by Class I shares of the Fund, including Fund fees paid to Advisers and to Investor Services, totaled 1.12% of the average net assets of such class.

Plans of Distribution

A separate Plan of Distribution has been approved and adopted for each class ("Class I Plan" and "Class II Plan", respectively, or "Plans") pursuant to Rule 12b-1 under the 1940 Act. The Rule 12b-1 fees charged to each class will be based solely on the distribution and servicing fees attributable to that particular class. Under each Plan the class may reimburse Distributors for routine ongoing promotion and distribution expenses incurred with respect to such class. Such expenses may include, but are not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of Distributors' overhead expenses attributable to the distribution of Fund shares, as well as any distribution or service fees paid to securities dealers or their firms or others who have executed a servicing agreement with the Fund, Distributors or its affiliates.

The maximum amount which the Fund may pay to Distributors or others under the Class I Plan for such distribution expenses is 0.25% per annum of Class I's average daily net assets, payable on a quarterly basis. All expenses of distribution and marketing in excess of 0.25% per annum will be borne by Distributors, or others who have incurred them, without reimbursement from the Fund.

Under the Class II Plan, the Fund pays to Distributors for distribution expenses and related expenses up to 0.75% per annum of Class II's daily net assets, payable quarterly. Such fees may be used in order to compensate Distributors or others for providing distribution and related services and bearing certain expenses of the class. All expenses of distribution, marketing and related services over that amount will be borne by Distributors or others who have incurred them, without reimbursement by the Fund. In addition, the Class II Plan provides for an additional payment by the Fund of up to 0.25% per annum of Class II's average daily net assets as a servicing fee, payable quarterly. This fee will be used to pay securities dealers or others for, among other things, assisting in establishing and maintaining customer accounts and records; assisting with purchase and redemption requests; receiving and answering correspondence; monitoring dividend payments from the Fund on behalf of customers, or similar activities related to furnishing personal services and/or maintaining shareholder accounts.

During the first year following the purchase of Class II shares, Distributors will retain a portion of Class II's Rule 12b-1 fees equal to 0.50% per annum of Class II's average daily net assets to partially recoup fees Distributors pays to securities dealers. Distributors, or its affiliates, may pay, from its own resources, a commission of up to 1% of the amount invested to securities dealers who initiate and are responsible for shareholders' purchases of Class II shares.

Both Plans also cover any payments to or by the Fund, Advisers, Distributors, or other parties on behalf of the Fund, Advisers or Distributors, to the extent such payments are deemed to be for the financing of any activity primarily intended to result in the sale of shares issued by the Fund within the context of Rule 12b-1. The payments under the Plans are included in the maximum operating expenses which may be borne by each class of the Fund. For more information, please see the SAI.


Distributions to Shareholders



There are two types of distributions which the Fund may make to its shareholders:

1. Income dividends. The Fund receives income in the form of dividends, interest and other income derived from its investments. This income, less the expenses incurred in the Fund's operations, is its net investment income from which income dividends may be distributed. Thus, the amount of dividends paid per share may vary with each distribution.

2. Capital gain distributions. The Fund may derive capital gains or losses in connection with sales or other dispositions of its portfolio securities. Distributions by the Fund derived from net short-term and net long-term capital gains (after taking into account any net capital loss carryovers) may generally be made once a year in December to reflect any net short-term and net long-term capital gains realized by the Fund as of October 31 of the current fiscal year and any undistributed net capital gains from the prior fiscal year. The Fund may make more than one distribution derived from net short-term and net long-term capital gain in any year or adjust the timing of these distributions for operational or other reasons.

Distributions To Each Class of Shares

According to the requirements of the Code, dividends and capital gains will be calculated and distributed in the same manner for Class I and Class II shares. The per share amount of any income dividends will generally differ only to the extent that each class is subject to different Rule 12b-1 fees.

Distribution Date

Although subject to change by the Board, without prior notice to or approval by shareholders, the Fund's current policy is to declare income dividends semiannually in June and December for shareholders of record generally on the first business day preceding the 15th of the month, payable on or about the last business day of such months. The amount of income dividend payments by the Fund is dependent upon the amount of net income received by the Fund from its portfolio holdings, is not guaranteed, and is subject to the discretion of the Board. Fund shares are quoted ex-dividend on the first business day following the record date. The Fund does not pay "interest" or guarantee any fixed rate of return on an investment in its shares.

In order to be entitled to a dividend, an investor must have acquired Fund shares prior to the close of business on the record date. An investor considering purchasing Fund shares shortly before the record date of a distribution should be aware that because the value of the Fund's shares is based directly on the amount of its net assets, rather than on the principle of supply and demand, any distribution of income or capital gain will result in a decrease in the value of the Fund's shares equal to the amount of the distribution. While a dividend or capital gain distribution received shortly after purchasing shares represents, in effect, a return of a portion of the shareholder's investment, it may be taxable as dividend income or capital gain.

Dividend Reinvestment

Unless otherwise requested, income dividends and capital gain distributions, if any, will be automatically reinvested in the shareholder's account in the form of additional shares, valued at the closing net asset value (without a sales charge) on the dividend reinvestment date. Except as otherwise noted herein, dividend and capital gain distributions are only eligible for reinvestment at net asset value in the same class of shares of the Fund or the same class of another of the Franklin Templeton Funds. Shareholders in Class II funds may, if they choose, direct that their dividends and capital gain distributions be paid to a Class I Franklin Templeton Money Market Fund. Shareholders have the right to change their election with respect to the receipt of distributions by notifying the Fund, but any such change will be effective only as to distributions for which the record date is seven or more business days after the Fund has been notified. See the SAI for more information.

Many of the Fund's shareholders receive their distributions in the form of additional shares. This is a convenient way to accumulate additional shares and maintain or increase the shareholder's earnings base. Of course, any shares so acquired remain at market risk.

Distributions in Cash

A shareholder may elect to receive income dividends, or both income dividends and capital gain distributions, in cash. By completing the "Special Payment Instructions for Distributions" section of the Shareholder Application included with this Prospectus, a shareholder may direct the selected distributions to the same class of another fund in the Franklin Templeton Funds, to a Class I Franklin Templeton money market fund, to another person, or directly to a checking account. If the bank at which the account is maintained is a member of the Automated Clearing House, the payments may be made automatically by electronic funds transfer. If this last option is requested, the shareholder should allow at least 15 days for initial processing. Dividends which may be paid in the interim will be sent to the address of record. Additional information regarding automated fund transfers may be obtained from Franklin's Shareholder Services Department.


Taxation of the Fund and Its Shareholders



The following discussion reflects some of the tax considerations that affect mutual funds and their shareholders. Additional information on tax matters relating to the Fund and its shareholders is included in the section entitled "Additional Information Regarding Taxation" in the SAI.

The Fund intends to continue to qualify for treatment as a regulated investment company under Subchapter M of the the Code. By distributing all of its net investment income, net foreign currency gains recharacterized as ordinary income and net realized short-term and long-term capital gain and by meeting certain other requirements relating to the sources of its income and diversification of its assets, the Fund will not be liable for federal income or excise taxes.

For federal income tax purposes, any income dividends which the shareholder receives from the Fund, as well as any distributions derived from the excess of net short-term capital gain over net long-term capital loss, are treated as ordinary income whether the shareholder has elected to receive them in cash or in additional shares.

Distributions derived from the excess of net long-term capital gain over net short-term capital loss are treated as long-term capital gain regardless of the length of time the shareholder has owned Fund shares and regardless of whether such distributions are received in cash or in additional shares.

Pursuant to the Code, certain distributions which are declared in October, November or December, but which, for operational reasons, may not be paid to the shareholder until the following January, will be treated for tax purposes as if received by the shareholder on December 31 of the calendar year in which they are declared.

Redemptions and exchanges of Fund shares are taxable events on which a shareholder may realize a gain or loss. Any loss incurred on sale or exchange of the Fund's shares, held for six months or less, will be treated as a long-term capital loss to the extent of capital gain dividends received with respect to such shares.

For corporate shareholders, 70.15% of the income dividends paid by the Fund for the fiscal year ended April 30, 1995, qualified for the corporate dividends-received deduction, subject to certain holding period and debt financing restrictions imposed under the Code on the corporation claiming the deduction. These restrictions are discussed in the SAI.

The Fund may be subject to foreign withholding taxes on income from certain of its foreign securities. If more than 50% of the total assets of the Fund at the end of its fiscal year are invested in securities of foreign corporations, the Fund may elect to pass-through to its shareholders the pro rata share of foreign taxes paid by the Fund. If this election is made, shareholders will be (i) required to include in their gross income their pro rata share of foreign source income (including any foreign taxes paid by the fund), and (ii) entitled either to deduct their share of such foreign taxes in computing their taxable income or to claim a credit for such taxes against their U.S. income tax, subject to certain limitations under the Code. Shareholders will be informed by the Fund at the end of each calendar year regarding the availability of any credits and the amount of foreign source income (including any foreign taxes paid by the Fund) to be included on their income tax returns.

The Fund will inform shareholders of the source of their dividends and distributions at the time they are paid and, after the close of each calendar year, will promptly advise them of the tax status for federal income tax purposes of such dividends and distributions.

Shareholders who are not U.S. persons for purposes of federal income taxation should consult with their financial or tax advisors regarding the applicability of U.S. withholding or other taxes to distributions received by them from the Fund and the application of foreign tax laws to these distributions. Shareholders should also consult their tax advisors with respect to the applicability of any state and local intangible property or income taxes to their shares of the Fund and distributions and redemption proceeds received from the Fund.


How to Buy Shares of the Fund



Shares of the Fund are continuously offered through securities dealers which execute an agreement with Distributors, the principal underwriter of the Fund's shares. The use of the term "securities dealer" shall include other financial institutions which, pursuant to an agreement with Distributors (directly or through affiliates), handle customer orders and accounts with the Fund. Such reference, however, is for convenience only and does not indicate a legal conclusion of capacity. The minimum initial investment is $100 and subsequent investments must be $25 or more. These minimums may be waived when the shares are purchased through plans established by the Franklin Templeton Group. The Fund and Distributors reserve the right to refuse any order for the purchase of shares. The Fund currently does not permit investment by market timing or allocation services ("Timing Accounts"), which generally include accounts administered so as to redeem or purchase shares based upon certain predetermined market indicators.

Differences Between Class I and Class II. The differences between Class I and Class II shares are primarily in their front-end and contingent deferred sales charges and Rule 12b-1 fees as described below. Generally Class I shares have a higher front-end sales charge than Class II and comparatively lower Rule 12b-1 fees. Class II shares have lower front-end sales charges than Class I shares and comparatively higher Rule 12b-1 fees. Voting rights of each class will be the same on matters affecting the Fund as a whole, but each will vote separately on matters affecting its class.

Class I. All Fund shares outstanding before the implementation of the multiclass structure have been redesignated as Class I shares, and will retain their previous rights, and privileges. Class I shares are generally subject to a variable sales charge upon purchase and not subject to any sales charge upon redemption. Class I shares are also subject to Rule 12b-1 fees of up to a maximum of 0.25% per annum of the average daily net assets of Class I shares. Class I shares may be purchased at a reduced front-end sales charge or at net asset value if certain conditions are met. In most circumstances, contingent deferred sales charges will not be assessed against redemptions of Class I shares. See "Management of the Fund" and "How to Sell Shares of the Fund" for more information.

Class II. Class II shares are subject to a front-end sales charge of 1% of the amount invested and a contingent deferred sales charge of 1% if shares are redeemed within 18 months of the calendar month following purchase. In addition, Class II shares are subject to Rule 12b-1 fees of up to a maximum of 0.75% per annum of average daily net assets of Class II shares, 0.25% of which will be retained by Distributors during the first year of investment. See "Contingent Deferred Sales Charge" under "How to Sell Shares of the Fund".

Purchases of Class II shares are limited to purchases below $1 million. Any purchase of $1 million or more will automatically be invested in Class I shares, since that is considered more beneficial to the investor. A purchase of $1 million or more in Class I shares, however, may be subject to a contingent deferred sales charge. Investors may exceed $1 million in Class II shares by cumulative purchases over a period of time. Investors who intend to make investments exceeding $1 million, however, should consider purchasing Class I shares through a Letter of Intent instead of purchasing Class II shares.

Deciding Which Class To Purchase. Investors should carefully evaluate their anticipated investment amount and time horizon prior to determining which class of shares to purchase. Generally, an investor who expects to invest less than $100,000 in the Franklin Templeton Funds and who expects to make substantial redemptions within approximately six years or less of investment should consider purchasing Class II shares. However, the higher annual Rule 12b-1 fees on the Class II shares will result in slightly higher operating expenses and lower income dividends for Class II shares, which will accumulate over time to outweigh the difference in front-end sales charges. For this reason, Class I shares may be more attractive to long-term investors even if no sales charge reductions are available to them.

Investors who qualify to purchase Class I shares at reduced sales charges should seriously consider purchasing Class I shares, especially if they intend to hold their shares approximately six years or more. Investors who qualify to purchase Class I shares at reduced sales charges but who intend to hold their shares less than approximately six years should evaluate whether it is more economical to purchase Class I shares through a Letter of Intent or under Rights of Accumulation or other means, rather than purchasing Class II shares. Investors investing $1 million or more in a single payment and other investors who qualify to purchase Class I shares at net asset value may not purchase Class II shares. See "Purchases at Net Asset Value" and "Description of Special Net Asset Value Purchases" below for a discussion of when shares may be purchased at net asset value.

Each class represents the same interest in the investment portfolio of the Fund and has the same rights, except that each class has a different sales charge, bears the separate expenses of its Rule 12b-1 distribution plan, and has exclusive voting rights with respect to such plan. The two classes also have separate exchange privileges.

Each class also has a separate schedule for compensating securities dealers for selling Fund shares. Investors should take all of the factors regarding an investment in each class into account before deciding which class of shares to purchase. There are no conversion features attached to either class of shares.

Purchase Price of Fund Shares

Shares of both classes of the Fund are offered at their respective public offering prices, which are determined by adding the net asset value per share plus a front-end sales charge, next computed (1) after the shareholder's securities dealer receives the order which is promptly transmitted to the Fund, or (2) after receipt of an order by mail from the shareholder directly in proper form (which generally means a completed Shareholder Application accompanied by a negotiable check).

Class I. The sales charge for Class I shares is a variable percentage of the offering price depending upon the amount of the sale. The offering price will be calculated to two decimal places using standard rounding criteria. A description of the method of calculating net asset value per share is included under the caption "Valuation of Fund Shares."

Set forth below is a table of front-end sales charges or underwriting commissions and dealer concessions for Class I shares.


                                                                          Total Sales Charge
                                                                          As a Percentage  Dealer Concession
      Size of Transaction                                 As a Percentage  of Net Amount    As a Percentage
      at Offering Price                                  of Offering Price   Invested   of Offering Price*,***
      Less than $100,000                                       4.50%           4.71%             4.00%
      $100,000 but less than $250,000                          3.75%           3.90%             3.25%
      $250,000 but less than $500,000                          2.75%           2.83%             2.50%
      $500,000 but less than $1,000,000                        2.25%           2.30%             2.00%
      $1,000,000 or more                                       none            none          (see below)**



*Financial institutions or their affiliated brokers may receive an agency transaction fee in the percentages set forth above.

**The following commissions will be paid by Distributors, out of its own resources, to securities dealers who initiate and are responsible for purchases of $1 million or more: 1.00% on sales of $1 million but less than $2 million, plus 0.80% on sales of $2 million but less than $3 million, plus 0.50% on sales of $3 million but less than $50 million, plus 0.25% on sales of $50 million but less than $100 million, plus 0.15% on sales of $100 million or more. Dealer concession breakpoints are reset every 12 months for purposes of additional purchases.

***At the discretion of Distributors, all front-end sales charges may at times be allowed to the securities dealer. If 90% or more of the sales commission is allowed, such securities dealer may be deemed to be an underwriter as that term is defined in the Securities Act of 1933, as amended.

No front-end sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% is imposed on certain redemptions of all or a portion of investments of $1 million or more within 12 months of the calendar month following such investment ("contingency period"). See "How to Sell Shares of the Fund - Contingent Deferred Sales Charge."

The size of a transaction which determines the applicable sales charge on the purchase of Class I shares is determined by adding the amount of the shareholder's current purchase plus the cost or current value (whichever is higher) of a shareholder's existing investment in one or more of the many funds in the Franklin Group of Funds(R) and the Templeton Group of Funds. Included for these aggregation purposes are (a) the mutual funds in the Franklin Group of Funds except Franklin Valuemark Funds and Franklin Government Securities Trust (the "Franklin Funds"), (b) other investment products underwritten by Distributors or its affiliates (although certain investments may not have the same schedule of sales charges and/or may not be subject to reduction), and (c) the U.S. registered mutual funds in the Templeton Group of Funds except Templeton Capital Accumulator Fund, Inc., Templeton Variable Annuity Fund, and Templeton Variable Products Series Fund (the "Templeton Funds"). (Franklin Funds and Templeton Funds are collectively referred to as the "Franklin Templeton Funds.") Sales charge reductions based upon aggregate holdings of (a), (b) and
(c) above ("Franklin Templeton Investments") may be effective only after notification to Distributors that the investment qualifies for a discount.

Other Payments to Securities Dealers - Class I.
Distributors, or one of its affiliates, may make payments, out of its own resources, of up to 1% of the amount purchased to securities dealers who initiate and are responsible for purchases made at net asset value by certain designated retirement plans (excluding IRA and IRA rollovers), certain non-designated plans, certain trust companies and trust departments of banks and certain retirement plans of organizations with collective retirement plan assets of $10 million or more. See "Description of Special Net Asset Value Purchases" and the SAI.

Class II. Unlike Class I shares, the front-end sales charges and dealer concessions for Class II shares do not vary depending on the amount of purchase. See table below:


                                        Class II Shares  - Total Sales Charge
                                                      As a Percentage  Dealer Concession
Size of Transaction                 As a Percentage    of Net Amount    As a Percentage
at Offering Price                of Net Offering Price   Invested     of Offering Price*
any amount (less than $1 million)         1.00%           1.01%             1.00%



*Distributors, or one of its affiliates, may make additional payments to securities dealers, from its own resources, of up to 1% of the amount invested. During the first year following a purchase of Class II shares, Distributors will keep a portion of the Rule 12b-1 fees assessed to those shares to partially recoup fees Distributors pays to securities dealers.

Class II shares redeemed within 18 months of their purchase will be assessed a contingent deferred sales charge of 1.0% on the lesser of the then-current net asset value or the net asset value of such shares at the time of purchase, unless such charge is waived as described under "How to Sell Shares of the Fund
- Contingent Deferred Sales Charge."

Class I and Class II. Distributors, or one of its affiliates, out of its own resources, may also provide additional compensation to securities dealers in connection with sales of shares of the Franklin Templeton Funds. Compensation may include financial assistance to securities dealers in connection with conferences, sales or training programs for their employees, seminars for the public, advertising, sales campaigns and/or shareholder services, and programs regarding one or more of the Franklin Templeton Funds and other dealer-sponsored programs or events. In some instances, this compensation may be made available only to certain securities dealers whose representatives have sold or are expected to sell significant amounts of shares of the Franklin Templeton Funds. Compensation may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives and members of their families to locations within or outside of the United States for meetings or seminars of a business nature. Securities dealers may not use sales of the Fund's shares to qualify for this compensation to the extent such may be prohibited by the laws of any state or any self-regulatory agency, such as the National Association of Securities Dealers, Inc. None of the aforementioned additional compensation is paid for by the Fund or its shareholders.

Additional terms concerning the offering of the Fund's shares are included in the SAI.

Certain officers and trustees of the Fund are also affiliated with Distributors. A detailed description is included in the SAI.

Quantity Discounts in Sales Charges -
Class I Shares Only

Class I shares may be purchased under a variety of plans which provide for a reduced sales charge. To be certain to obtain the reduction of the sales charge, the investor or the securities dealer should notify Distributors at the time of each purchase of shares which qualifies for the reduction. In determining whether a purchase qualifies for any discount, an investment in any of the Franklin Templeton Investments may be combined with those of the investor's spouse, children under the age of 21, and grandchildren under the age of 21. The value of Class II shares owned by the investor may also be included for this purpose.

In addition, an investment in Class I shares may qualify for a reduction in the sales charge under the following programs:

1. Rights of Accumulation. The cost or current value (whichever is higher) of existing investments in the Franklin Templeton Investments may be combined with the amount of the current purchase in determining the sales charge to be paid.

2. Letter of Intent. An investor may immediately qualify for a reduced sales charge on a purchase of Class I shares by completing the Letter of Intent section of the Shareholder Application (the "Letter of Intent" or "Letter"). By completing the Letter, the investor expresses an intention to invest during the next 13 months a specified amount which, if made at one time, would qualify for a reduced sales charge and grants to Distributors a security interest in the reserved shares and irrevocably appoints Distributors as attorney-in-fact with full power of substitution to surrender for redemption any or all shares for the purpose of paying any additional sales charge due. Purchases under the Letter will conform with the requirements of Rule 22d-1 under the 1940 Act. The investor or the investor's securities dealer must inform Investor Services or Distributors that this Letter is in effect each time a purchase is made.

An investor (except for certain employee benefit plans which are listed under "Description of Special Net Asset Value Purchases") acknowledges and agrees to the following provisions by completing the Letter of Intent section of the Shareholder Application: Five percent (5%) of the amount of the total intended purchase will be reserved in Class I shares registered in the investor's name, to assure that the full applicable sales charge will be paid if the intended purchase is not completed. The reserved shares will be included in the total shares owned as reflected on periodic statements; income and capital gain distributions on the reserved shares will be paid as directed by the investor. The reserved shares will not be available for disposal by the investor until the Letter of Intent has been completed or the higher sales charge paid. For more information see "Additional Information Regarding Purchases" in the SAI.

Although the sales charges on Class II shares cannot be reduced through these programs, the value of Class II shares owned by the investor may be included in determining a reduced sales charge to be paid on Class I shares pursuant to the Letter of Intent and Rights of Accumulation programs.

Group Purchases of Class I Shares

An individual who is a member of a qualified group may also purchase Class I shares of the Fund at the reduced sales charge applicable to the group as a whole. The sales charge is based upon the aggregate dollar value of shares previously purchased and still owned by the members of the group, plus the amount of the current purchase. For example, if members of the group had previously invested and still held $80,000 of Fund shares and now were investing $25,000, the sales charge would be 3.75%. Information concerning the current sales charge applicable to a group may be obtained by contacting Distributors.

A "qualified group" is one which (i) has been in existence for more than six months, (ii) has a purpose other than acquiring Fund shares at a discount and
(iii) satisfies uniform criteria which enable Distributors to realize economies of scale in its costs of distributing shares. A qualified group must have more than 10 members, be available to arrange for group meetings between representatives of the Fund or Distributors and the members, agree to include sales and other materials related to the Fund in its publications and mailings to members at reduced or no cost to Distributors, and seek to arrange for payroll deduction or other bulk transmission of investments to the Fund.

If an investor selects a payroll deduction plan, subsequent investments will be automatic and will continue until such time as the investor notifies the Fund and the investor's employer to discontinue further investments. Due to the varying procedures used to prepare, process and forward the payroll deduction information to the Fund, there may be a delay between the time of the payroll deduction and the time the money reaches the Fund. The investment in the Fund will be made at the offering price per share determined on the day that both the check and payroll deduction data are received in required form by the Fund.

Purchases at Net Asset Value

Class I shares may be purchased without the imposition of a front-end sales charge ("net asset value") or a contingent deferred sales charge by (1) officers, trustees, directors, and full-time employees of the Fund, any of the Franklin Templeton Funds, or of the Franklin Templeton Group, and by their spouses and family members, including any investments made by such parties after cessation of employment; (2) companies exchanging shares or selling assets pursuant to a merger, acquisition or exchange offer; (3) insurance company separate accounts for pension plan contracts; (4) accounts managed by the Franklin Templeton Group; (5) shareholders of Templeton Institutional Funds, Inc. reinvesting redemption proceeds from that fund under an employee benefit plan qualified under Section 401 of the Code, in shares of the Fund; (6) certain unit investment trusts and unit holders of such trusts reinvesting their distributions from the trusts in the Fund; (7) registered securities dealers and their affiliates, for their investment account only; and (8) registered personnel and employees of securities dealers and by their spouses and family members, in accordance with the internal policies and procedures of the employing securities dealer.

For either Class I or Class II, the same class of shares of the Fund may be purchased at net asset value by persons who have redeemed, within the previous 365 days, their shares of the Fund or another of the Franklin Templeton Funds which were purchased with a front-end sales charge or assessed a contingent deferred sales charge on redemption. If a different class of shares is purchased, the full front-end sales charge must be paid at the time of purchase of the new shares. An investor may reinvest an amount not exceeding the redemption proceeds. While credit will be given for any contingent deferred sales charge paid on the shares redeemed and subsequently repurchased, a new contingency period will begin. Matured shares will be reinvested at net asset value and will not be subject to a new contingent deferred sales charge. Shares of the Fund redeemed in connection with an exchange into another fund (see "Exchange Privilege") are not considered "redeemed" for this privilege. In order to exercise this privilege, a written order for the purchase of shares of the Fund must be received by the Fund or the Fund's Shareholder Services Agent within 365 days after the redemption. The 365 days, however, do not begin to run on redemption proceeds placed immediately after redemption in a Franklin Bank Certificate of Deposit ("CD") until the CD (including any rollover) matures. Reinvestment at net asset value may also be handled by a securities dealer or other financial institution, who may charge the shareholder a fee for this service. The redemption is a taxable transaction but reinvestment without a sales charge may affect the amount of gain or loss recognized and the tax basis of the shares reinvested. If there has been a loss on the redemption, the loss may be disallowed if a reinvestment in the same fund is made within a 30-day period. Information regarding the possible tax consequences of such a reinvestment is included in the tax section of this Prospectus and the SAI.

For either Class I or Class II, the same class of shares of the Fund or of another of the Franklin Templeton Funds may be purchased at net asset value and without a contingent deferred sales charge by persons who have received dividends and capital gains distributions in cash from investments in that class of shares of the Fund within 365 days of the payment date of such distribution. To exercise this privilege, a written request to reinvest the distribution must accompany the purchase order. Additional information may be obtained from Shareholder Services at 1-800/632-2301. See "Distributions in Cash" under "Distributions to Shareholders."

Class I shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by investors who have, within the past 60 days, redeemed an investment in a mutual fund which is not part of the Franklin Templeton Funds and which was subject to a front-end sales charge or a contingent deferred sales charge and which has investment objectives similar to those of the Fund.

Class I shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by broker-dealers who have entered into a supplemental agreement with Distributors, or by registered investment advisors affiliated with such broker-dealers, on behalf of their clients who are participating in a comprehensive fee program (sometimes known as a wrap fee program).

Class I shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by anyone who has taken a distribution from an existing retirement plan already invested in the Franklin Templeton Funds, including former participants of the Franklin Templeton Profit Sharing 401(k) plan, to the extent of such distribution. In order to exercise this privilege a written order for the purchase of shares of the Fund must be received by Franklin Templeton Trust Company (the "Trust Company"), the Fund or Investor Services, within 365 days after the plan distribution.

Class I shares may also be purchased at net asset value and without the imposition of a contingent deferred sales charge by any state, county, or city, or any instrumentality, department, authority or agency thereof which has determined that the Fund is a legally permissible investment and which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of any registered management investment company ("an eligible governmental authority"). SUCH INVESTORS SHOULD CONSULT THEIR OWN LEGAL ADVISORS TO DETERMINE WHETHER AND TO WHAT EXTENT THE SHARES OF THE FUND CONSTITUTE LEGAL INVESTMENTS FOR THEM. Municipal investors considering investment of proceeds of bond offerings into the Fund should consult with expert counsel to determine the effect, if any, of various payments made by the Fund or its investment manager on arbitrage rebate calculations. If an investment by an eligible governmental authority at net asset value is made through a securities dealer who has executed a dealer agreement with Distributors, Distributors or one of its affiliates may make a payment, out of its own resources, to such securities dealer in an amount not to exceed 0.25% of the amount invested. Contact the Franklin Templeton Institutional Services Department for additional information.

Description of Special Net Asset Value Purchases

Class I shares may also be purchased at net asset value and without the imposition of a contingent deferred sales charge by certain designated retirement plans, including profit sharing, pension, 401(k) and simplified employee pension plans ("designated plans"), subject to minimum requirements with respect to number of employees or amount of purchase, which may be established by Distributors. Currently those criteria require that the employer establishing the plan have 200 or more employees or that the amount invested or to be invested during the subsequent 13-month period in the Fund or in any of the Franklin Templeton Investments totals at least $1,000,000. Employee benefit plans not designated above or qualified under Section 401 of the Code ("non-designated plans") may be afforded the same privilege if they meet the above requirements as well as the uniform criteria for qualified groups previously described under "Group Purchases" which enable Distributors to realize economies of scale in its sales efforts and sales related expenses.

Class I shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by trust companies and bank trust departments for funds over which they exercise exclusive discretionary investment authority and which are held in a fiduciary, agency, advisory, custodial or similar capacity. Such purchases are subject to minimum requirements with respect to amount of purchase, which may be established by Distributors. Currently, those criteria require that the amount invested or to be invested during the subsequent 13-month period in this Fund or any of the Franklin Templeton Investments must total at least $1,000,000. Orders for such accounts will be accepted by mail accompanied by a check or by telephone or other means of electronic data transfer directly from the bank or trust company, with payment by federal funds received by the close of business on the next business day following such order.

Class I shares may be purchased at net asset value and without the imposition of a contingent deferred sales charge by trustees or other fiduciaries purchasing securities for certain retirement plans of organizations with collective retirement plan assets of $10 million or more, without regard to where such assets are currently invested.

Refer to the SAI for further information regarding net asset value purchases of Class I shares.

Purchasing Class I and Class II Shares

When placing purchase orders, investors should clearly indicate which class of shares they intend to purchase. A purchase order that fails to specify a class will automatically be invested in Class I shares. There are no conversion features attached to either class of shares.

General

Securities laws of states in which the Fund's shares are offered for sale may differ from the interpretations of federal law, and banks and financial institutions selling Fund shares may be required to register as dealers pursuant to state law.


Purchasing Shares of the Fund
in Connection with Retirement Plans
Involving Tax-Deferred Investments



Shares of the Fund may be used for individual or employer-sponsored retirement plans involving tax-deferred investments. The Fund may be used as an investment vehicle for an existing retirement plan, or the Trust Company may provide the plan documents and serve as custodian or trustee. A plan document must be adopted in order for a retirement plan to be in existence.

The Trust Company, an affiliate of Distributors, can serve as custodian or trustee for various types of retirement plans. Brochures for the Trust Company plans contain important information regarding eligibility, contribution and deferral limits and distribution requirements. Please note that an application other than the one contained in this Prospectus must be used to establish a retirement plan account with the Trust Company. To obtain a retirement plan brochure or application, call 1-800/DIAL BEN (1-800/342-5236).

Please see "How to Sell Shares of the Fund" for specific information regarding redemptions from retirement plan accounts. Specific forms are required to be completed for distributions from Trust Company retirement plans.

Individuals and plan sponsors should consult with legal, tax or benefits and pension plan consultants before choosing a retirement plan. In addition, retirement plan investors should consider consulting their investment representatives or advisers concerning investment decisions within their plans.


Other Programs and Privileges
Available to Fund Shareholders



Certain of the programs and privileges described in this section may not be available directly from the Fund to shareholders whose shares are held, of record, by a financial institution or in a "street name" account or networked account through the National Securities Clearing Corporation ("NSCC") (see the section captioned "Account Registrations" in this Prospectus).

Share Certificates

Shares for an initial investment, as well as subsequent investments, including the reinvestment of dividends and capital gain distributions, are generally credited to an account in the name of an investor on the books of the Fund, without the issuance of a share certificate. Maintaining shares in uncertificated form (also known as "plan balance") minimizes the risk of loss or theft of a share certificate. A lost, stolen or destroyed certificate cannot be replaced without obtaining a sufficient indemnity bond. The cost of such a bond, which is generally borne by the shareholder, can be 2% or more of the value of the lost, stolen or destroyed certificate. A certificate will be issued if requested by the shareholder or by the securities dealer.

Confirmations

A confirmation statement will be sent to each shareholder semi-annually to reflect the dividends reinvested during that period and after each other transaction which affects the shareholder's account. This statement will also show the total number of shares owned by the shareholder, including the number of shares in "plan balance" for the account of the shareholder.

Automatic Investment Plan

Under the Automatic Investment Plan, a shareholder may be able to arrange to make additional purchases of shares automatically on a monthly basis by electronic funds transfer from a checking account, if the bank which maintains the account is a member of the Automated Clearing House, or by preauthorized checks drawn on the shareholder's bank account. A shareholder may, of course, terminate the program at any time. The Automatic Investment Plan Application included with this Prospectus contains the requirements applicable to this program. In addition, shareholders may obtain more information concerning this program from their securities dealers or from Distributors.

The market value of each class of the Fund's shares is subject to fluctuation. Before undertaking any plan for systematic investment, the investor should keep in mind that such a program does not assure a profit or protect against a loss.

Systematic Withdrawal Plan

A shareholder may establish a Systematic Withdrawal Plan and receive regular periodic payments from the account, provided that the net asset value of the shares held by the shareholder is at least $5,000. There are no service charges for establishing or maintaining a Systematic Withdrawal Plan. The minimum amount which the shareholder may withdraw is $50 per withdrawal transaction, although this is merely the minimum amount allowed under the plan and should not be mistaken for a recommended amount. Retirement plans subject to mandatory distribution requirements are not subject to the $50 minimum. The plan may be established on a monthly, quarterly, semiannual or annual basis. If the shareholder establishes a plan, any capital gain distributions and income dividends paid by the Fund will be reinvested for the shareholder's account in additional shares at net asset value. Payments will then be made from the liquidation of shares at net asset value on the day of the transaction (which is generally the first business day of the month in which the payment is scheduled) with payment generally received by the shareholder three to five days after the date of liquidation. By completing the "Special Payment Instructions for Distributions" section of the Shareholder Application included with this Prospectus, a shareholder may direct the selected withdrawals to another of the Franklin Templeton Funds, to another person, or directly to a checking account. If the bank at which the account is maintained is a member of the Automated Clearing House, the payments may be made automatically by electronic funds transfer. If this last option is requested, the shareholder should allow at least 15 days for initial processing. Payments which may be paid in the interim will be sent to the address of record. Liquidation of shares may reduce or possibly exhaust the shares in the shareholder's account, to the extent withdrawals exceed shares earned through dividends and distributions, particularly in the event of a market decline. If the withdrawal amount exceeds the total plan balance, the account will be closed and the remaining balance will be sent to the shareholder. As with other redemptions, a liquidation to make a withdrawal payment is a sale for federal income tax purposes. Because the amount withdrawn under the plan may be more than the shareholder's actual yield or income, part of the payment may be a return of the shareholder's investment.

The maintenance of a Systematic Withdrawal Plan concurrently with purchases of additional shares of the Fund would be disadvantageous because of the sales charge on the additional purchases. Also, redemptions of Class I shares and Class II shares may be subject to a contingent deferred sales charge if the shares are redeemed within 12 months (Class I shares) or 18 months (Class II shares) of the calendar month following the original purchase date. The shareholder should ordinarily not make additional investments of less than $5,000 or three times the annual withdrawals under the plan during the time such a plan is in effect.

With respect to Class I shares, the contingent deferred sales charge is waived for redemptions through a Systematic Withdrawal Plan set up prior to February 1, 1995. With respect to Systematic Withdrawal Plans set up on or after February 1, 1995, however, the applicable contingent deferred sales charge is waived for Class I and Class II share redemptions of up to 1% monthly of an account's net asset value (12% annually, 6% semiannually, 3% quarterly). For example, if a Class I account maintained an annual balance of $1,000,000, only $120,000 could be withdrawn through a once-yearly Systematic Withdrawal Plan free of charge; any amount over that $120,000 would be assessed a 1% (or applicable) contingent deferred sales charge. Likewise, if a Class II account maintained an annual balance of $10,000, only $1,200 could be withdrawn through a once-yearly Systematic Withdrawal Plan free of charge.

A Systematic Withdrawal Plan may be terminated on written notice by the shareholder or the Fund, and it will terminate automatically if all shares are liquidated or withdrawn from the account, or upon the Fund's receipt of notification of the death or incapacity of the shareholder. Shareholders may change the amount (but not below the specified minimum) and schedule of withdrawal payments or suspend one such payment by giving written notice to Investor Services at least seven business days prior to the end of the month preceding a scheduled payment. Share certificates may not be issued while a Systematic Withdrawal Plan is in effect.

Institutional Accounts

There may be additional methods of purchasing, redeeming or exchanging shares of the Fund available to institutional accounts. For further information, contact the Franklin Templeton Institutional Services Department at 1-800/321-8563.


Exchange Privilege



The Franklin Templeton Funds consist of a number of mutual funds with various investment objectives and policies. The shares of most of these mutual funds are offered to the public with a sales charge. If a shareholder's investment objective or outlook for the securities markets changes, the Fund shares may be exchanged for the same class of shares of other Franklin Templeton Funds which are eligible for sale in the shareholder's state of residence and in conformity with such fund's stated eligibility requirements and investment minimums. Some funds, however, may not offer Class II shares. Class I shares may be exchanged for Class I shares of any Franklin Templeton Funds. Class II shares may be exchanged for Class II shares of any Franklin Templeton Funds. No exchanges between different classes of shares will be allowed. A contingent deferred sales charge will not be imposed on exchanges. If, however, the exchanged shares were subject to a contingent deferred sales charge in the original fund purchased and shares are subsequently redeemed within 12 months (Class I shares) or 18 months (Class II shares) of the calendar month following the original purchase date, a contingent deferred sales charge will be imposed. Before making an exchange, investors should review the prospectus of the fund they wish to exchange from and the fund they wish to exchange into for all specific requirements or limitations on exercising the exchange privilege, for example, minimum holding periods or applicable sales charges.

Exchanges may be made in any of the following ways:

Exchanges by Mail

Send written instructions signed by all account owners and accompanied by any outstanding share certificates properly endorsed. The transaction will be effective upon receipt of the written instructions together with any outstanding share certificates.

Exchanges by Telephone

Shareholders, or their investment representative of record, if any, may exchange shares of the Fund by telephone by calling Investor Services at 1-800/632-2301 or the automated Franklin TeleFACTS(R) system (day or night) at 1-800/247-1753. If the shareholder does not wish this privilege extended to a particular account, the Fund or Investor Services should be notified.

The Telephone Exchange Privilege allows a shareholder to effect exchanges from the Fund into an identically registered account of the same class of shares in one of the other available Franklin Templeton Funds. The Telephone Exchange Privilege is available only for uncertificated shares or those which have previously been deposited in the shareholder's account. The Fund and Investor Services will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Please refer to "Telephone Transactions - Verification Procedures."

During periods of drastic economic or market changes, it is possible that the Telephone Exchange Privilege may be difficult to implement and the TeleFACTS option may not be available. In this event, shareholders should follow the other exchange procedures discussed in this section, including the procedures for processing exchanges through securities dealers.

Exchanges Through Securities Dealers

As is the case with all purchases and redemptions of the Fund's shares, Investor Services will accept exchange orders from securities dealers who execute a dealer or similar agreement with Distributors. See also "Exchanges by Telephone" above. Such a dealer-ordered exchange will be effective only for uncertificated shares on deposit in the shareholder's account or for which certificates have previously been deposited. A securities dealer may charge a fee for handling an exchange.

Additional Information Regarding Exchanges

Exchanges of the same class of shares are made on the basis of the net asset values of the class involved, except as set forth below. Exchanges of shares of a class which were originally purchased without a sales charge will be charged a sales charge in accordance with the terms of the prospectus of the fund and the class of shares being purchased, unless the original investment on which no sales charge was paid originated from a fund on which the investor paid or was subject to a front-end or deferred contingent sales charge. Exchanges of Class I shares of the Fund which were purchased with a lower sales charge into a fund which has a higher sales charge will be charged the difference in sales charges, unless the shares were held in the Fund for at least six months prior to executing the exchange.

When an investor requests the exchange of the total value of the Fund account, declared but unpaid income dividends and capital gain distributions will be transferred to the fund being exchanged into and will be invested at net asset value. Because the exchange is considered a redemption and purchase of shares, the shareholder may realize a gain or loss for federal income tax purposes. Backup withholding and information reporting may also apply. Information regarding the possible tax consequences of such an exchange is included in the tax section in this Prospectus and in the SAI.

If a substantial portion of the Fund's shareholders should, within a short period, elect to redeem their shares of the Fund pursuant to the exchange privilege, the Fund might have to liquidate portfolio securities it might otherwise hold and incur the additional costs related to such transactions. On the other hand, increased use of the exchange privilege may result in periodic large inflows of money. If this should occur, it is the general policy of the Fund to initially invest this money in short-term, interest-bearing money market instruments, unless it is felt that attractive investment opportunities consistent with the Fund's investment objectives exist immediately. Subsequently, this money will be withdrawn from such short-term money market instruments and invested in portfolio securities in as orderly a manner as is possible when attractive investment opportunities arise.

The Exchange Privilege may be modified or discontinued by the Fund at any time upon 60 days' written notice to shareholders.

Exchanges of Class I Shares

The contingency period during which a contingent deferred sales charge may be assessed for Class I shares will be tolled (or stopped) for the period such shares are exchanged into and held in a Franklin or Templeton Class I money market fund. If a Class I account has shares subject to a contingent deferred sales charge, Class I shares will be exchanged into the new account on a "first-in, first-out" basis. See "How to Sell Shares of the Fund - Contingent Deferred Sales Charge" for a discussion of investments subject to a contingent deferred sales charge.

Exchanges of Class II Shares

When an account is composed of Class II shares subject to the contingent deferred sales charge, and Class II shares that are not, the shares will be transferred proportionately into the new fund. Shares received from reinvestment of dividends and capital gains are referred to as "free shares," shares which were originally subject to a contingent deferred sales charge but to which the contingent deferred sales charge no longer applies are called "matured shares," and shares still subject to the contingent deferred sales charge are referred to as "CDSC liable shares." CDSC liable shares held for different periods of time are considered different types of CDSC liable shares. For instance, if a shareholder has $1,000 in free shares, $2,000 in matured shares, and $3,000 in CDSC liable shares, and the shareholder exchanges $3,000 into a new fund, $500 will be exchanged from free shares, $1,000 from matured shares, and $1,500 from CDSC liable shares. Similarly, if CDSC liable shares have been purchased at different periods, a proportionate amount will be taken from shares held for each period. If, for example, a shareholder holds $1,000 in shares bought 3 months ago, $1,000 bought 6 months ago, and $1,000 bought 9 months ago, and the shareholder exchanges $1,500 into the new fund, $500 from each of these shares will be deemed exchanged into the new fund.

The only money market fund exchange option available to Class II shareholders is the Franklin Templeton Money Fund II ("Money Fund II"), a series of the Franklin Templeton Money Fund Trust. No drafts (checks) may be written on Money Fund II accounts, nor may shareholders purchase shares of Money Fund II directly. Class II shares exchanged for shares of Money Fund II will continue to age and a contingent deferred sales charge will be assessed if CDSC liable shares are redeemed. No other money market funds are available for Class II shareholders for exchange purposes. Class I shares may be exchanged for shares of any of the money market funds in the Franklin Templeton Funds except Money Fund II. Draft writing privileges and direct purchases are allowed on these other money market funds as described in their respective prospectuses.

To the extent shares are exchanged proportionately, as opposed to another method, such as first-in first-out, or free-shares followed by CDSC liable shares, the exchanged shares may, in some instances, be CDSC liable even though a redemption of such shares, as discussed elsewhere herein, may no longer be subject to a CDSC. The proportional method is believed by management to more closely meet and reflect the expectations of Class II shareholders in the event shares are redeemed during the contingency period. For federal income tax purposes, the cost basis of shares redeemed or exchanged is determined under the Code without regard to the method of transferring shares chosen by the Fund.

Retirement Plan Accounts

Franklin Templeton IRA and 403(b) retirement plan accounts may accomplish exchanges directly. Certain restrictions may apply, however, to other types of retirement plans. See "Restricted Accounts" under "Telephone Transactions."

Restrictions on Exchanges

The Fund currently will not accept investments from Timing Accounts.

Transfers

Transfers between identically registered accounts in the same fund and class are treated as non-monetary and non-taxable events, and are not subject to a contingent deferred sales charge. The transferred shares will continue to age from the date of original purchase. Shares of each class will be transferred on the same basis as described above for exchanges.

Conversion Rights

It is not presently anticipated that Class II shares will be convertible to Class I shares. A shareholder may, however, sell the Class II shares and use the proceeds to purchase Class I shares, subject to all applicable sales charges.


How to Sell Shares of the Fund



A shareholder may at any time liquidate shares owned and receive from the Fund the value of the shares. Shares may be redeemed in any of the following ways:

Redemptions by Mail

Send a written request, signed by all registered owners, to Investor Services, at the address shown on the back cover of this Prospectus, and any share certificates which have been issued for the shares being redeemed, properly endorsed and in order for transfer. The shareholder will then receive from the Fund the value of the class of shares redeemed based upon the net asset value per share (less a contingent deferred sales charge, if applicable) next computed after the written request in proper form is received by Investor Services. Redemption requests received after the time at which the net asset value is calculated, i.e., at the scheduled close of the New York Stock Exchange ("Exchange"), generally 1:00 p.m. Pacific time, each day that the Exchange is open for business, will receive the price calculated on the following business day. Shareholders are requested to provide a telephone number(s) where they may be reached during business hours, or in the evening if preferred. Investor Services' ability to contact a shareholder promptly when necessary will speed the processing of the redemption.

To be considered in proper form, signature(s) must be guaranteed if the redemption request involves any of the following:

(1) the proceeds of the redemption are over $50,000;

(2) the proceeds (in any amount) are to be paid to someone other than the registered owner(s) of the account;

(3) the proceeds (in any amount) are to be sent to any address other than the shareholder's address of record, preauthorized bank account or brokerage firm account;

(4) share certificates, if the redemption proceeds are in excess of $50,000; or

(5) the Fund or Investor Services believes that a signature guarantee would protect against potential claims based on the transfer instructions, including, for example, when (a) the current address of one or more joint owners of an account cannot be confirmed, (b) multiple owners have a dispute or give inconsistent instructions to the Fund, (c) the Fund has been notified of an adverse claim, (d) the instructions received by the Fund are given by an agent, not the actual registered owner, (e) the Fund determines that joint owners who are married to each other are separated or may be the subject of divorce proceedings, or (f) the authority of a representative of a corporation, partnership, association, or other entity has not been established to the satisfaction of the Fund.

Signature(s) must be guaranteed by an "eligible guarantor institution" as defined under Rule 17Ad-15 under the Securities Exchange Act of 1934. Generally, eligible guarantor institutions include (1) national or state banks, savings associations, savings and loan associations, trust companies, savings banks, industrial loan companies and credit unions; (2) national securities exchanges, registered securities associations and clearing agencies; (3) securities dealers which are members of a national securities exchange or a clearing agency or which have minimum net capital of $100,000; or (4) institutions that participate in the Securities Transfer Agent Medallion Program ("STAMP") or other recognized signature guarantee medallion program. A notarized signature will not be sufficient for the request to be in proper form.

Where shares to be redeemed are represented by share certificates, the request for redemption must be accompanied by the share certificate and a share assignment form signed by the registered shareholders exactly as the account is registered, with the signature(s) guaranteed as referenced above. Shareholders are advised, for their own protection, to send the share certificate and assignment form in separate envelopes if they are being mailed in for redemption.

Liquidation requests of corporate, partnership, trust and custodianship accounts, and accounts under court jurisdiction require the following documentation to be in proper form:

Corporation - (1) Signature guaranteed letter of instruction from the authorized officer(s) of the corporation, and (2) a corporate resolution.

Partnership - (1) Signature guaranteed letter of instruction from a general partner and (2) pertinent pages from the partnership agreement identifying the general partners or a certification for a partnership agreement.

Trust - (1) Signature guaranteed letter of instruction from the trustee(s) and
(2) a copy of the pertinent pages of the trust document listing the trustee(s) or a Certification for Trust if the trustee(s) are not listed on the account registration.

Custodial (other than a retirement account) - Signature guaranteed letter of instruction from the custodian.

Accounts under court jurisdiction - Check court documents and the applicable state law since these accounts have varying requirements, depending upon the state of residence.

Payment for redeemed shares will be sent to the shareholder within seven days after receipt of the request in proper form.

Redemptions by Telephone

Shareholders who complete the Franklin Templeton Telephone Redemption Authorization Agreement (the "Agreement"), included with this Prospectus, may redeem shares of the Fund by telephone, subject to the Restricted Account exception noted under "Telephone Transactions - Restricted Accounts." Information may also be obtained by writing to the Fund or Investor Services at the address shown on the cover or by calling 1-800/632-2301. The Fund and Investor Services will employ reasonable procedures to confirm that instructions given by telephone are genuine. Shareholders, however, bear the risk of loss in certain cases as described under "Telephone Transactions - Verification Procedures."

For shareholder accounts with the completed Agreement on file, redemptions of uncertificated shares or shares which have previously been deposited with the Fund or Investor Services may be made for up to $50,000 per day per Fund account. Telephone redemption requests received before the scheduled close of the Exchange (generally 1:00 p.m. Pacific time) on any business day will be processed that same day. The redemption check will be sent within seven days, made payable to all the registered owners on the account, and will be sent only to the address of record. Redemption requests by telephone will not be accepted within 30 days following an address change by telephone. In that case, a shareholder should follow the other redemption procedures set forth in this Prospectus. Institutional accounts (certain corporations, bank trust departments, government entities, and qualified retirement plans which qualify to purchase shares at net asset value pursuant to the terms of this Prospectus) which wish to execute redemptions in excess of $50,000 must complete an Institutional Telephone Privileges Agreement which is available from the Franklin Templeton Institutional Services Department by telephoning 1-800/321-8563.

Redeeming Shares Through Securities Dealers

The Fund will accept redemption orders from securities dealers who have entered into an agreement with Distributors. This is known as a repurchase. The only difference between a normal redemption and a repurchase is that if the shareholder redeems shares through a dealer, the redemption price will be the net asset value next calculated after the shareholder's dealer receives the order which is promptly transmitted to the Fund, rather than on the day the Fund receives the shareholder's written request in proper form. The documents described under "Redemptions by Mail" above, as well as a signed letter of instruction, are required regardless of whether the shareholder redeems shares directly or submits such shares to a securities dealer for repurchase. After receipt of a repurchase order from the dealer, the Fund will still require a signed letter of instruction and all other documents set forth above. A shareholder's letter should reference the Fund and the class, the account number, the fact that the repurchase was ordered by a dealer and the dealer's name. Details of the dealer-ordered trade, such as trade date, confirmation number, and the amount of shares or dollars, will help speed processing of the redemption. The seven-day period within which the proceeds of the shareholder's redemption will be sent will begin when the Fund receives all documents required to complete ("settle") the repurchase in proper form. The redemption proceeds will not earn dividends or interest during the time between receipt of the dealer's repurchase order and the date the redemption is processed upon receipt of all documents necessary to settle the repurchase. Thus, it is in a shareholder's best interest to have the required documentation completed and forwarded to the Fund as soon as possible. The shareholder's dealer may charge a fee for handling the order. The SAI contains more information on the redemption of shares.

Contingent Deferred Sales Charge

In order to recover commissions paid to securities dealers, Class I investments of $1 million or more and any Class II investments redeemed within the contingency period of 12 months (Class I) or 18 months (Class II) of the calendar month following their purchase will be assessed a contingent deferred sales charge, unless one of the exceptions described below applies. The charge is 1% of the lesser of the value of the shares redeemed (exclusive of reinvested dividends and capital gain distributions) or the net asset value at the time of purchase of such shares, and is retained by Distributors. The contingent deferred sales charge is waived in certain instances.

In determining whether a contingent deferred sales charge applies, shares not subject to a contingent deferred sales charge are deemed to be redeemed first, in the following order: (i) A calculated number of shares representing amounts attributable to capital appreciation of those shares held less than the contingency period (12 months in the case of Class I shares and 18 months in the case of Class II shares); (ii) shares purchased with reinvested dividends and capital gain distributions; (iii) other shares held longer than the contingency period; and (iv) followed by any shares held less than the contingency period, on a "first-in, first-out" basis. For tax purposes, a contingent deferred sales charge is treated as either a reduction in redemption proceeds or an adjustment to the cost basis of the shares redeemed.

The contingent deferred sales charge on each class of shares is waived, as applicable, for: exchanges; any account fees; distributions to participants or their beneficiaries in Trust Company individual retirement plan accounts due to death, disability or attainment of age 591/2; tax-free returns of excess contributions from employee benefit plans; distributions from employee benefit plans, including those due to termination or plan transfer; redemptions through a Systematic Withdrawal Plan set up for shares prior to February 1, 1995, and for Systematic Withdrawal Plans set up thereafter, redemptions of up to 1% monthly of an account's net asset value (3% quarterly, 6% semiannually or 12% annually); redemptions initiated by the Fund due to a shareholder's account falling below the minimum specified account size; and redemptions following the death of the shareholder or the beneficial owner.

All investments made during a calendar month, regardless of when during the month the investment occurred, will age one month on the last day of that month and each subsequent month.

Requests for redemptions for a specified dollar amount, unless otherwise specified, will result in additional shares being redeemed to cover any applicable contingent deferred sales charge, while requests for redemption of a specific number of shares will result in the applicable contingent deferred sales charge being deducted from the total dollar amount redeemed.

Additional Information Regarding Redemptions

The Fund may delay the mailing of the redemption check, or a portion thereof, until the clearance of the check used to purchase Fund shares, which may take up to 15 days or more. Although the use of a certified or cashier's check will generally reduce this delay, shares purchased with these checks will also be held pending clearance. Shares purchased by federal funds wire are available for immediate redemption. In addition, the right of redemption may be suspended or the date of payment postponed if the Exchange is closed (other than customary closing) or upon the determination of the SEC that trading on the Exchange is restricted or an emergency exists, or if the SEC permits it, by order, for the protection of shareholders. Of course, the amount received may be more or less than the amount invested by the shareholder, depending on fluctuations in the market value of securities owned by the Fund.

Retirement Plan Accounts

Retirement plan account liquidations require the completion of certain additional forms to ensure compliance with IRS regulations. To liquidate a retirement plan account, a shareholder or securities dealer may call Franklin's Retirement Plans Department to obtain the necessary forms.

Tax penalties will generally apply to any distribution from such plans to a participant under age 591/2, unless the distribution meets one of the exceptions set forth in the Internal Revenue Code.

Other Information

Distribution or redemption checks sent to shareholders do not earn interest or any other income during the time such checks remain uncashed and neither the Fund nor its affiliates will be liable for any loss to the shareholder caused by the shareholder's failure to cash such check(s).

"Cash" payments to or from the Fund may be made by check, draft or wire. The Fund has no facility to receive, or pay out, cash in the form of currency.

For any information required about a proposed liquidation, a shareholder may call Franklin's Shareholder Services Department or the securities dealer may call Franklin's Dealer Services Department.


Telephone Transactions



Shareholders of the Fund and their investment representative of record, if any, may be able to execute various transactions by calling Investor Services at 1-800/632-2301.

All shareholders will be able to execute various telephone transactions, including: (i) effect a change in address, (ii) change a dividend option (see "Restricted Accounts" below), (iii) transfer Fund shares in one account to another identically registered account in the Fund, (iv) request the issuance of certificates (to be sent to the address of record only) and (v) exchange Fund shares as described in this Prospectus by telephone. In addition, shareholders who complete and file the Agreement as described under "How to Sell Shares of the Fund - Redemptions by Telephone" will be able to redeem shares of the Fund.

Verification Procedures

The Fund and Investor Services will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. These will include: recording all telephone calls requesting account activity by telephone, requiring that the caller provide certain personal and/or account information requested by the telephone service agent at the time of the call for the purpose of establishing the caller's identification, and sending a confirmation statement on redemptions to the address of record each time account activity is initiated by telephone. So long as the Fund and Investor Services follow instructions communicated by telephone which were reasonably believed to be genuine at the time of their receipt, neither they nor their affiliates will be liable for any loss to the shareholder caused by an unauthorized transaction. The Fund and Investor Services may be liable for any losses due to unauthorized or fraudulent instructions in the event such reasonable procedures are not followed. Shareholders are, of course, under no obligation to apply for or accept telephone transaction privileges. In any instance where the Fund or Investor Services is not reasonably satisfied that instructions received by telephone are genuine, the requested transaction will not be executed, and neither the Fund nor Investor Services will be liable for any losses which may occur because of a delay in implementing a transaction.

Restricted Accounts

Telephone redemptions and dividend option changes may not be accepted on Franklin Templeton retirement accounts. To assure compliance with all applicable regulations, special forms are required for any distribution, redemption, or dividend payment. While the telephone exchange privilege is extended to Franklin/Templeton IRA and 403(b) retirement accounts, certain restrictions may apply to other types of retirement plans.

To obtain further information regarding distribution or transfer procedures, including any required forms, retirement account shareholders may call to speak to a Retirement Plan Specialist at 1-800/527-2020.

General

During periods of drastic economic or market changes, it is possible that the telephone transaction privileges will be difficult to execute because of heavy telephone volume. In such situations, shareholders may wish to contact their investment representative for assistance, or to send written instructions to the Fund as detailed elsewhere in this Prospectus.

Neither the Fund nor Investor Services will be liable for any losses resulting from the inability of a shareholder to execute a telephone transaction.

The telephone transaction privilege may be modified or discontinued by the Fund at any time upon 60 days' written notice to shareholders.


Valuation of Fund Shares



The net asset value per share of each class of the Fund is determined as of the scheduled close of the Exchange (generally 1:00 p.m. Pacific time) each day that the Exchange is open for trading. Many newspapers carry daily quotations of the prior trading day's closing "bid" (net asset value) and "ask" (offering price, which includes the maximum front-end sales charge of each class of shares of the
Fund).

The net asset value per share for each class of the Fund is determined in the following manner: The aggregate of all liabilities, is deducted from the aggregate gross value of all assets, and the difference is divided by the number of shares of the respective class of the Fund outstanding at the time.

For the purpose of determining the aggregate net assets of the Fund, cash and receivables are valued at their realizable amounts. Interest is recorded as accrued and dividends are recorded on the ex-dividend date. Portfolio securities listed on a securities exchange or on the NASDAQ National Market System for which market quotations are readily available are valued at the last quoted sale price of the day or, if there is no such reported sale, within the range of the most recent quoted bid and ask prices. The value of a foreign security is determined as of the close of trading on the foreign exchange on which it is traded or as of the scheduled closing of trading on the Exchange, if that is earlier, and that value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon, New York time, on the day the value of the foreign security is determined. If no sale is reported at that time, the mean between the current bid and ask price is used. Occasionally, events which affect the values of foreign securities and foreign exchange rates may occur between the times at which values and rates are determined and the close of the Exchange and will, therefore, not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of these foreign securities occur during such periods, then these securities will be valued in accordance with procedures established by the Board.

Over-the-counter portfolio securities for which market quotations are readily available are valued within the range of the most recent bid and ask prices as obtained from one or more dealers that make markets in the securities. Portfolio securities which are traded both in the over-the-counter market and on a stock exchange are valued according to the broadest and most representative market as determined by the Manager. Portfolio securities underlying actively traded call options are valued at their market price as determined above. The current market value of any option held by the Fund is its last sale price on the relevant exchange prior to the time when assets are valued. Lacking any sales that day or if the last sale price is outside the bid and ask prices, the options are valued within the range of the current closing bid and ask prices if such valuation is believed to fairly reflect the contract's market value. Other securities for which market quotations are readily available are valued at the current market price, which may be obtained from a pricing service, based on a variety of factors, including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific issues. Securities and other assets for which market prices are not readily available are valued at fair value as determined following procedures approved by the Board of Trustees. With the approval of trustees, the Fund may utilize a pricing service, bank or securities dealer to perform any of the above described functions.

Each of the Fund's classes will bear, pro rata, all of the common expenses of the Fund, except that the Class I and Class II shares will bear the Rule 12b-1 expenses payable under their respective plans. The net asset value of all outstanding shares of each class of the Fund will be computed on a pro rata basis for each outstanding share based on the proportionate participation in the Fund represented by the value of shares of such classes. Due to the specific distribution expenses and other costs that will be allocable to each class, the dividends paid to each class of the Fund may vary.


How to Get Information Regarding an Investment in the Fund



Any questions or communications regarding a shareholder's account should be directed to Investor Services at the address shown on the back cover of this Prospectus.

From a touch-tone phone, Franklin and Templeton shareholders may access an automated system (day or night) which offers the following features:

By calling the Franklin TeleFACTS(R) system at 1-800/247-1753, shareholders may obtain Class I and Class II account information, current price and, if available, yield or other performance information specific to the Fund or any Franklin Templeton Fund. In addition, Franklin Class I shareholders may process an exchange, within the same class, into an identically registered Franklin account and request duplicate confirmation or year-end statements, money fund checks, if applicable, and deposit slips.

Franklin Class I and Class II share codes for the Fund, which will be needed to access system information are 197 and 297, respectively. The system's automated operator will prompt the caller with easy to follow step-by-step instructions from the main menu. Other features may be added in the future.

To assist shareholders and securities dealers wishing to speak directly with a representative, the following is a list of the various Franklin or Templeton departments, telephone numbers and hours of operation to call. The same numbers may be used when calling from a rotary phone:

                                              Hours of Operation (Pacific time)
Department Name              Telephone No.        (Monday through Friday)
Shareholder Services         1-800/632-2301       5:30 a.m. to 5:00 p.m.
Dealer Services              1-800/524-4040       5:30 a.m. to 5:00 p.m.
Fund Information             1-800/DIAL BEN       5:30 a.m. to 8:00 p.m.
                                                  8:30 a.m. to 5:00 p.m.
                                                       (Saturday)
Retirement Plans             1-800/527-2020       5:30 a.m. to 5:00 p.m.
TDD (hearing impaired)       1-800/851-0637       5:30 a.m. to 5:00 p.m.

In order to ensure that the highest quality of service is being provided, telephone calls placed to or by representatives in Franklin's service departments may be accessed, recorded and monitored. These calls can be determined by the presence of a regular beeping tone.


Performance



Advertisements, sales literature and communications to shareholders may contain several measures of a class' performance, including various expressions of total return, current yield, and current distribution rate. They may occasionally cite statistics to reflect its volatility or risk.

Average annual total return figures as prescribed by the SEC represent the average annual percentage change in value of $1,000 invested at the maximum public offering price (offering price includes sales charge) for one-, five- and ten-year periods, or portion thereof, to the extent applicable, through the end of the most recent calendar quarter, assuming reinvestment of all distributions. The Fund may also furnish total return quotations for each class for other periods or based on investments at various sales charge levels or at net asset value. For such purposes total return equals the total of all income and capital gain paid to shareholders, assuming reinvestment of all distributions, plus (or minus) the change in the value of the original investment, expressed as a percentage of the purchase price.

Current yield for each class reflects the income per share earned by the Fund's portfolio investments; it is calculated for each class by dividing that class' net investment income per share during a recent 30-day period by the maximum public offering price for that class of shares on the last day of that period and annualizing the result.

Yield for each class, which is calculated according to a formula prescribed by the SEC (see the SAI), is not indicative of the dividends or distributions which were or will be paid to the Fund's shareholders. Dividends or distributions paid to shareholders of a class are reflected in the current distribution rate, which may be quoted to shareholders. The current distribution rate is computed by dividing the total amount of dividends per share paid by a class during the past 12 months by a current maximum offering price for that class of shares. Under certain circumstances, such as when there has been a change in the amount of dividend payout, or a fundamental change in investment policies, it might be appropriate to annualize the dividends paid during the period such policies were in effect, rather than using the dividends during the past 12 months. The current distribution rate differs from the current yield computation because it may include distributions to shareholders from sources other than dividends and interest, such as premium income from option writing and short-term capital gain, and is calculated over a different period of time.

In each case, performance figures are based upon past performance, reflect all recurring charges against a class' income and will assume the payment of the maximum front-end sales charge on the purchase of that class of shares. When there has been a change in the sales charge structure, the historical performance figures will be restated to reflect the new rate. The investment results of each class, like all other investment companies, will fluctuate over time; thus, performance figures should not be considered to represent what an investment may earn in the future or what a class' total return, current yield or distribution rate may be in any future period.

Because Class II shares were not offered prior to May 1, 1995, no performance data is available for these shares. After a sufficient period of time has passed, Class II performance data will be available.


General Information



Reports to Shareholders

The Fund's fiscal year ends April 30. Annual Reports containing audited financial statements of the Trust, including the auditors' report, and Semi-Annual Reports containing unaudited financial statements are automatically sent to shareholders. To reduce the volume of mail sent to one household as well as to reduce Fund expenses, Investor Services, when legally permissible, will attempt to identify related shareholders within a household, and send only one copy of the report. Additional copies may be obtained, without charge, upon request to the Trust at the telephone number or address set forth on the cover page of this Prospectus.

Additional information on Fund performance is included in the Fund's Annual Report to Shareholders and the SAI.

Organization and Voting Rights

The Trust is authorized to issue an unlimited number of shares of beneficial interest, with a par value of $.01 per share in various series and classes. Each series, in effect, represents a separate mutual fund with its own investment objective and policies. All shares have one vote and, when issued, are fully paid, non-assessable, and redeemable. The Trust currently has eight series: the Fund, the Franklin California Growth Fund, the Franklin Small Cap Growth Fund, the Franklin Global Health Care Fund, the Franklin Strategic Income Fund, the Franklin Natural Resources Fund, the Franklin Institutional MidCap Growth Fund and the Franklin MidCap Growth Fund. Additional series and classes may be added in the future by the Board. All shares of the Fund have equal voting, dividend and liquidation rights. Shares have no preemptive or subscription rights and are fully transferable. There are no conversion rights; however, holders of shares of the Fund may reinvest all or any portion of the proceeds from the redemption or repurchase of such shares into shares of any other fund in the Franklin Templeton Funds as described under "Exchange Privilege."

The Trust's shareholders will vote together to elect trustees and on other matters affecting the entire Trust, but will vote separately on matters affecting separate series. The shares have noncumulative voting rights, which means that in all elections of trustees, the holders of more than 50% of the shares voting can elect 100% of the trustees if they choose to do so and in such event, the holders of the remaining shares voting will not be able to elect any person or persons to the Board of Trustees.

Shares of each class of a Fund represent proportionate interests in the assets of the Fund and have the same voting and other rights and preferences as the other classes and series of the Trust for matters that affect the Trust as a whole. For matters that only affect a certain class of a Fund's shares, however, only shareholders of that class will be entitled to vote. Therefore each class of shares of a Fund will vote separately on matters (1) affecting only that class of such Fund, (2) expressly required to be voted on separately by state business trust law, or (3) required to be voted on separately by the 1940 Act, or the rules adopted thereunder. For instance, if a change to the Rule 12b-1 plan relating to Class I shares of a Fund requires shareholder approval, only shareholders of Class I of that Fund may vote on the change to the Rule 12b-1 plan affecting that class. Similarly, if a change to the Rule 12b-1 plan relating to Class II shares requires approval, only shareholders of Class II of such Fund may vote on changes to such plan. On the other hand, if there is a proposed change to the investment objective of a Fund, this affects all shareholders of that Fund, regardless of which class of shares they hold and, therefore, each share has the same voting rights.

The Fund does not intend to hold annual shareholders meetings. The Fund may, however, hold a special meeting for such purposes as changing fundamental investment restrictions, approving a new management agreement or any other matters which are required to be acted on by shareholders under the 1940 Act. A meeting may also be called by a majority of the Board of Trustees or by shareholders holding at least ten percent of the shares entitled to vote at the meeting. Shareholders will receive assistance in communicating with other shareholders in connection with the election or removal of trustees such as that provided in Section 16(c) of the 1940 Act.

Redemptions by the Fund

The Fund reserves the right to redeem, at net asset value, shares of any shareholder whose account has a value of less than $50, but only where the value of such account has been reduced by the shareholder's prior voluntary redemption of shares and has been inactive (except for the reinvestment of distributions) for a period of at least six months, provided advance notice is given to the shareholder. More information is included in the SAI.


Account Registrations



An account registration should reflect the investor's intentions as to ownership. Where there are two co-owners on the account, the account will be registered as "Owner 1" and "Owner 2"; the "or" designation is not used except for money market fund accounts. If co-owners wish to have the ability to redeem or convert on the signature of only one owner, a limited power of attorney may be used.

Accounts should not be registered in the name of a minor, either as sole or co-owner of the account. Transfer or redemption for such an account may require court action to obtain release of the funds until the minor reaches the legal age of majority. The account should be registered in the name of one "Adult" as custodian for the benefit of the "Minor" under the Uniform Transfer or Gifts to Minors Act.

A trust designation such as "trustee" or "in trust for" should only be used if the account is being established pursuant to a legal, valid trust document. Use of such a designation in the absence of a legal trust document may cause difficulties and require court action for transfer or redemption of the funds.

Shares, whether in certificate form or not, registered as joint tenants or "Jt Ten" shall mean "as joint tenants with rights of survivorship" and not "as tenants in common."

Except as indicated, a shareholder may transfer an account in the Fund carried in "street" or "nominee" name by the shareholder's securities dealer to a comparably registered Fund account maintained by another securities dealer. Both the delivering and receiving securities dealer must have executed dealer agreements on file with Distributors. Unless a dealer agreement has been executed and is on file with Distributors, the Fund will not process the transfer and will so inform the shareholder's delivering securities dealer. To effect the transfer, a shareholder should instruct the securities dealer to transfer the account to a receiving securities dealer and sign any documents required by the securities dealer(s) to evidence consent to the transfer. Under current procedures, the account transfer may be processed by the delivering securities dealer and the Fund after the Fund receives authorization in proper form from the shareholder's delivering securities dealer. In the future it may be possible to effect such transfers electronically through the services of the NSCC.

The Fund may conclusively accept instructions from an owner or the owner's nominee listed in publicly available nominee lists, regardless of whether the account was initially registered in the name of or by the owner, the nominee, or both. If a securities dealer or other representative is of record on an investor's account, the investor will be deemed to have authorized the use of electronic instructions on the account, including, without limitation, those initiated through the services of the NSCC, to have adopted as instruction and signature any such electronic instructions received by the Fund and the Shareholder Services Agent, and to have authorized them to execute the instructions without further inquiry. At the present time, such services which are available include the NSCC's "Networking," "Fund/SERV," and "ACATS" systems.

Any questions regarding an intended registration should be answered by the securities dealer handling the investment, or by calling Franklin's Fund Information Department.


Important Notice Regarding
Taxpayer IRS Certifications



Pursuant to the Code and U.S. Treasury regulations, the Fund may be required to report to the Internal Revenue Service ("IRS") any taxable dividend, capital gain distribution, or other reportable payment (including share redemption proceeds) and withhold 31% of any such payments made to individuals and other non-exempt shareholders who have not provided a correct taxpayer identification number ("TIN") and made certain required certifications that appear in the Shareholder Application. A shareholder may also be subject to backup withholding if the IRS or a securities dealer notifies the Fund that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding for previous under-reporting of interest or dividend income.

The Fund reserves the right to (1) refuse to open an account for any person failing to provide a TIN along with the required certifications and (2) close an account by redeeming its shares in full at the then-current net asset value upon receipt of notice from the IRS that the TIN certified as correct by the shareholder is in fact incorrect or upon the failure of a shareholder who has completed an "awaiting TIN" certification to provide the Fund with a certified TIN within 60 days after opening the account.


Portfolio Operations

The following persons are primarily responsible for the day-to-day management of the Fund's portfolio: Sally Edwards Haff and Gregory Johnson since the Fund's inception in 1992 and Ian Link since February 1995.

Sally Edwards Haff, Portfolio Manager of Advisers - Ms. Haff holds a B.A. degree in economics from the University of California at Santa Barbara and joined Advisers in 1986. She is a Chartered Financial Analyst and a member of industry-related associations.

Gregory Johnson, Vice President of Advisers - Mr. Johnson has a B.S. degree in accounting and business administration from Washington and Lee University and holds a certificate as a Certified Public Accountant. He joined Advisers in 1986.

Ian Link, Portfolio Manager of Advisers - Mr. Link has a Bachelor of Arts degree in economics from the University of California at Davis and recently became a Chartered Financial Analyst. Mr. Link joined Advisers in 1989. He is a member of several securities industry-related committees and associations.

STATEMENT OF ADDITIONAL INFORMATION

ACQUISITION OF THE ASSETS OF

Templeton Global Utilities, Inc.
700 Central Avenue
St. Petersburg, Florida  33701
Telephone: (800) 354-9191

BY AND IN EXCHANGE FOR SHARES OF

Franklin Global Utilities Fund
777 Mariners Island Blvd.
San Mateo, California  94403
Telephone:  (800) DIAL BEN

           This Statement of Additional Information, relating specifically to the proposed acquisition of all of the assets of Templeton Global Utilities, Inc. (the "Fund") by the Franklin Global Utilities Fund series of Franklin Strategic Series ("Franklin Utilities"), in exchange for shares of Franklin Utilities, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

           (1)       The Statement of Additional Information of Franklin
                       Utilities dated September 1, 1995.

           (2) Annual Report of the Fund for the fiscal year ended August 31, 1995.

           (3) Annual Report of Franklin Utilities for the fiscal year ended April 30, 1995 and Semi-Annual Report of Franklin Utilities for the period ended October 31, 1995.

           (4) Pro forma financial statements reflecting the financial situation of Franklin Utilities following the Transaction.

           This Statement of Additional Information is not a prospectus. A Proxy Statement/Prospectus dated ___________, 1995 relating to the above-referenced matter may be obtained from the Fund or Franklin Utilities. This Statement of Additional Information relates to, and should be read in conjunction with, such Proxy Statement/Prospectus.

           The date of this Statement of Additional Information is ______________, 1995.



FRANKLIN
GLOBAL
UTILITIES FUND


STATEMENT OF
ADDITIONAL INFORMATION
777 Mariners Island Blvd., P.O. Box 7777      SEPTEMBER 1, 1995
San Mateo, CA 94403-7777  1-800/DIAL BEN



Contents                                                     Page

About the Fund (See also the Prospectus
 "About the Fund," "General Information").................      2
The Fund's Investment Objective and
 Restrictions (See also the Prospectus
"Investment Objective and Policies of the
Fund")....................................................      2
Special Considerations and Risk Factors...................     11
Officers and Trustees.....................................     17
Investment Advisory and Other Services
 (See also the Prospectus "Management
of the Fund").............................................     21
The Fund's Policies Regarding
 Brokers Used on Portfolio Transactions...................     22
Additional Information Regarding
 Fund Shares (See also the Prospectus
"How to Buy Shares of the Fund,"
"How to Sell Shares of the Fund,"
"Valuation of Fund Shares")...............................     23
Additional Information
 Regarding Taxation.......................................     26
The Fund's Underwriter....................................     29
General Information.......................................     30
Appendix..................................................     34
Financial Statements......................................     35


Franklin Global Utilities Fund (the "Fund") is a non-diversified series of Franklin Strategic Series (the "Trust"), an open-end management investment company. The Fund seeks to provide total return without incurring undue risk through investment primarily in securities issued by companies which are, in the opinion of management, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telephone communications, cable and other pay television services, wireless telecommunications, gas or water.

A Prospectus for the Fund, dated September 1, 1995, as may be amended from time to time, which provides the basic information investors should know before investing in the Fund, may be obtained without charge from the Fund or from its principal underwriter, Franklin/Templeton Distributors, Inc. ("Distributors"), at the address shown above.

This Statement of Additional Information (the "SAI") is not a Prospectus. It contains information in addition to and in more detail than set forth in the Prospectus. This SAI is intended to provide investors with additional information regarding the activities and operations of the Fund, and should be read in conjunction with the Fund's Prospectus.


About the Fund

The Fund is a non-diversified series of the Trust, an open-end management investment company, commonly called a mutual fund, and registered as such under the Investment Company Act of 1940, as amended ("1940 Act"). The Trust is a Delaware business trust organized on January 25, 1991.


The Fund's Investment
Objective and Restrictions



As noted in the Prospectus, the Fund seeks to provide total return, without incurring undue risk. The Fund seeks to accomplish its objective by primarily investing in securities issued by companies which are, in the opinion of management, primarily engaged in the ownership or operation of facilities used to generate, transmit or distribute electricity, telephone communications, cable and other pay television services, wireless telecommunications, gas or water. The Fund's objective of total return is a fundamental policy and may not be changed without shareholder approval. There is no assurance that the Fund's objective may be achieved.

Utility Industries - Description and Risk Factors

Utility companies in the United States ("U.S.") and in foreign countries are generally subject to regulation. In the U.S., most utility companies are regulated by state and/or federal authorities. Such regulation is intended to ensure appropriate standards of service and adequate capacity to meet public demand. Prices are also regulated, with the intention of protecting the public while ensuring that the rate of return earned by utility companies is sufficient to allow them to attract capital in order to grow and continue to provide appropriate services. There can be no assurance that such pricing policies or rates of return will continue in the future.

The nature of regulation of utility industries is evolving both in the U.S. and in foreign countries. Changes in regulation in the U.S. increasingly allow utility companies to provide services and products outside their traditional geographic areas and lines of business, creating new areas of competition within the industries. Furthermore, the investment manager, Franklin Advisers, Inc. ("Advisers" or "Manager"), believes that the emergence of competition will result in utility companies potentially earning more than their traditional regulated rates of return. Although certain companies may develop more profitable opportunities, others may be forced to defend their core businesses and may be less profitable. The Manager seeks to take advantage of favorable investment opportunities that are expected to arise from these structural changes. Of course, there can be no assurance that favorable developments will occur in the future.

Foreign utility companies are also subject to regulation, although such regulation may or may not be comparable to that in the U.S. Foreign regulatory systems vary from country to country and may evolve in ways different from regulation in the U.S.

The Fund's investment policies are designed to enable it to capitalize on evolving investment opportunities throughout the world. For example, the rapid growth of certain foreign economies will necessitate expansion of capacity in the utility industries in those countries. Although many foreign utility companies currently are government-owned Advisers believes that, in order to attract significant capital for growth, foreign governments are likely to seek global investors through the privatization of their utility industries. Privatization, which refers to the trend toward investor ownership of assets rather than government ownership, is expected to occur in newer, faster-growing economies and also in more mature economies. In addition, the economic unification of European markets is expected to improve economic growth, reduce costs and increase competition in Europe, which will result in opportunities for investment by the Fund in European utility industries. Of course, there is no assurance that such favorable developments will occur or that investment opportunities in foreign markets for the Fund will increase.

The revenues of domestic and foreign utility companies generally reflect the economic growth and developments in the geographic areas in which they do business. The Manager takes into account anticipated economic growth rates and other economic developments when selecting securities of utility companies. Further descriptions of some of the anticipated opportunities and risks of specific segments within the global utility industries are set forth below.

Electric. The electric utility industry consists of companies that are engaged principally in the generation, transmission and sale of electric energy, although many also provide other energy-related services. Domestic electric utility companies in general have recently been favorably affected by lower fuel and financing costs and the full or near completion of major construction programs. In addition, many of these companies recently have generated cash flows in excess of current operating expenses and construction expenditures, permitting some degree of diversification into unregulated businesses. Some electric utilities have also taken advantage of the right to sell power outside of their traditional geographic areas. Electric utility companies have historically been subject to the risks associated with increases in fuel and other operating costs, high interest costs on borrowing needed for capital construction programs, costs associated with compliance with environmental, nuclear and other safety regulations and changes in the regulatory climate. For example, in the U.S., the construction and operation of nuclear power facilities are subject to increased scrutiny by, and evolving regulations of, the Nuclear Regulatory Commission. Increased scrutiny might result in higher operating costs and higher capital expenditures, with the risk that regulators may disallow inclusion of these costs in rate authorizations.

Telephone Communications. The telephone communications industry is a distinct utility industry segment that is subject to different risks and opportunities. Companies that provide telephone services and access to telephone networks compose the largest portion of this segment. The telephone industry is large and highly concentrated. Telephone companies in the U.S. are still experiencing the effects of the break-up of American Telephone & Telegraph Company, which occurred in 1984. Since that time the number of local and long-distance companies and the competition among such companies has increased. In addition, since 1984, companies engaged in telephone communication services have expanded their nonregulated activities into other businesses, including cellular telephone services, cable television, data processing, equipment retailing and software services. This expansion has provided significant opportunities for certain telephone companies to increase their earnings and dividends at faster rates than have been allowed in traditional regulated businesses. Increasing competition and other structural changes, however, could adversely affect the profitability of such utilities.

Cable and Other Pay Television Services. Cable and pay television companies produce and distribute programming over private networks. Cable television continues to be a growth industry throughout most of the world. The industry is regulated in most countries, but such regulation is typically less restrictive than regulation of the electric and telephone utility industries. Cable companies usually enjoy local monopolies; however, emerging technologies and pro-competition legislation are presenting substantial challenges to these monopolies and could slow growth rates.

Wireless Telecommunications. The wireless telecommunications segment includes those companies which provide alternative telephone and communications services. These technologies may include: cellular, paging, satellite, microwave and private communication networks, and other emerging technologies. The wireless telecommunications industry is in the early development stage and is characterized by emerging, rapidly growing companies.

Gas. Gas transmission companies and gas distribution companies are also undergoing significant changes. In the U.S., interstate transmission companies are regulated by the Federal Energy Regulatory Commission, which is reducing its regulation of the industry. Many companies have diversified into oil and gas exploration and development, making returns more sensitive to energy prices. In the recent decade, gas utility companies have been adversely affected by disruption in the oil industry and have also been affected by increased concentration and competition.

Water. Water supply utilities are companies that collect, purify, distribute and sell water. In the U.S. and around the world, the industry is highly fragmented because most of the supplies are owned by local authorities. Companies in this industry are generally mature and are experiencing little or no per capita volume growth.

There can be no assurance that the positive developments noted above, including those relating to business growth and changing regulation, will occur or that risk factors, other than those noted above, will not develop in the future.

Some of the Fund's Other Investment Policies

As noted in the Prospectus, the Fund may lend its portfolio securities to qualified securities dealers in amounts not to exceed one-third of the value of the Fund's total assets. Any voting rights the loaned securities have may pass to the borrower during the term of the loan. Loans are typically subject to termination by the Fund in the normal settlement time, currently five business days after notice, or by the borrower on one day's notice. Borrowed securities must be returned when the loan is terminated. Where matters are submitted to the vote of the security holders of a portfolio company and such matters would materially affect the Fund, the Fund will either terminate the loan or it will have provided other means to permit it to vote such securities.

Short-Term Investments. As stated in the Prospectus, the Fund may temporarily invest cash in short-term debt instruments. The Fund may also invest its short-term cash in shares of the Franklin Money Fund, the assets of which are managed under a "master/feeder" structure by the Fund's investment adviser. Such temporary investments will only be made with cash held to maintain liquidity or pending investment, and for defensive purposes in the event or in anticipation of a general decline in the market prices of stocks in which the Fund invests.

Illiquid Securities. The Fund will not invest more than 15% of its net assets in illiquid securities. Generally an "illiquid security" is any security that cannot be disposed of within seven days and in the ordinary course of business at approximately the amount at which the Fund has valued the instrument. Subject to this limitation, the Trust's Board of Trustees has authorized the Fund to invest in restricted securities where such investment is consistent with the Fund's investment objective and has authorized such securities to be considered to be liquid to the extent the Manager determines that there is a liquid institutional or other market for such securities - for example, restricted securities which may be freely transferred among qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended, and for which a liquid institutional market has developed. The Board of Trustees will review any determination by the Manager to treat a restricted security as a liquid security on an ongoing basis, including the Manager's assessment of current trading activity and the availability of reliable price information. In determining whether a restricted security is properly considered a liquid security, the Manager and the Board of Trustees will take into account the following factors: (i) the frequency of trades and quotes for the security; (ii) the number of dealers willing to purchase or sell the security and the number of other potential purchasers; (iii) dealer undertakings to make a market in the security; and (iv) the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer). To the extent the Fund invests in restricted securities that are deemed liquid, the general level of illiquidity in the Fund may be increased if qualified institutional buyers become uninterested in purchasing these securities or the market for these securities contracts.

To comply with applicable state restrictions, the Fund will limit its investments in illiquid securities, including illiquid securities with legal or contractual restrictions on resale and securities which are not readily marketable, to 10% of the Fund's net assets.

When-Issued and Delayed Delivery Transactions. The Fund may purchase securities on a "when-issued" or "delayed delivery" basis. These transactions are arrangements under which the Fund may purchase securities with payment and delivery scheduled for a future time. These transactions are subject to market fluctuation and are subject to the risk that the value or yields at delivery may be more or less than the purchase price or the yields available when the transaction was entered into. Although the Fund will generally purchase these securities on a when-issued basis with the intention of acquiring such securities, it may sell such securities before the settlement date if it is deemed advisable. In when-issued and delayed delivery transactions, the Fund relies on the seller to complete the transaction. The other party's failure to do so may cause the Fund to miss a price or yield considered advantageous. Securities purchased on a when-issued or delayed delivery basis do not generally earn interest until their scheduled delivery date. The Fund is not subject to any percentage limit on the amount of its assets which may be invested in "when-issued" purchase obligations.

Transactions in Options, Futures
and Options on Financial Futures

The Fund may engage in various portfolio strategies to seek to hedge its portfolio against adverse movements in the equity, debt and currency markets. The Fund has authority to deal in forward foreign exchange transactions and foreign currency options and futures and options on such futures. The Fund also has authority to write (i.e., sell) covered put and call options on its portfolio securities, purchase put and call options on securities and engage in transactions in stock index options and financial futures, including stock and bond index futures and related options on such futures. Although certain risks are involved in options and futures transactions (as discussed below and in "Risk Factors and Considerations Regarding Options, Futures and Options on Futures"), the Manager believes that, because the Fund will (i) write only covered options on portfolio securities, and (ii) engage in other options and futures transactions only for hedging purposes, the options and futures portfolio strategies of the Fund will not subject the Fund to the risks frequently associated with the speculative use of options and futures transactions. While the Fund's use of hedging strategies is intended to reduce the volatility of the net asset value of Fund shares, the Fund's net asset value will fluctuate. There can be no assurance that the Fund's hedging transactions will be effective. Furthermore, the Fund will only engage in hedging activities from time to time and may not necessarily be engaging in hedging activities when movement in the equity, debt and currency markets occurs.

Forward Currency Exchange Contracts. The Fund may enter into forward currency exchange contracts ("Forward Contracts") to attempt to minimize the risk to the Fund from adverse changes in the relationship between currencies or to enhance income. A Forward Contract is an obligation to purchase or sell a specific currency for an agreed price at a future date which is individually negotiated and privately traded by currency traders and their customers.

The Fund may enter into a Forward Contract, for example, when it enters into a contract for the purchase or sale of a security denominated in a foreign currency in order to "lock-in" the U.S. dollar price of that security. Additionally, for example, when the Fund believes that a foreign currency may suffer a substantial decline against the U.S. dollar, it may enter into a Forward Contract to sell an amount of that foreign currency approximating the value of some or all of the Fund's portfolio securities denominated in such foreign currency; or when the Fund believes that the U.S. dollar may suffer a substantial decline against a foreign currency, it may enter into a Forward Contract to buy that foreign currency for a fixed dollar amount.

To limit potential risks in connection with the purchase of currency under Forward Contracts, cash, cash equivalents or readily marketable high grade debt securities equal to the amount of the purchase will be held aside or segregated in the Fund's custodian bank to be used to pay for the commitment, or the Fund will cover any commitments under these contracts to sell currency by owning the underlying currency (or an absolute right to acquire such currency). The segregated account will be marked-to-market on a daily basis.

Forward Contracts may limit potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies or between foreign currencies. Unanticipated changes in currency exchange rates also may result in poorer overall performance for the Fund than if it had not entered into such Forward Contracts.

Foreign Currency Futures. The Fund may acquire and sell foreign currency futures contracts in order to hedge against changes in the level of future currency rates. Such contracts involve an agreement to purchase or sell a specific currency at a future date at a price set in the contract. The Fund will not purchase such contracts if more than 5% of the Fund's assets are then invested as initial or variation margin deposits on such contracts or options. Assets will be held aside or segregated in the Fund's custodian bank, as required to cover the Fund's obligations under foreign currency futures contracts.

Options on Foreign Currencies. The Fund may purchase and write put and call options on foreign currencies (traded on U.S. and foreign exchanges or over-the-counter) for hedging purposes to protect against declines in the U.S. dollar value of foreign portfolio securities or other assets to be acquired. As in the case of other kinds of options, however, the writing of an option on foreign currency will constitute only a partial hedge, up to the amount of the premium received, and the Fund could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may constitute an effective hedge against fluctuations in exchange rates although, in the event of rate movements adverse to the Fund's position, the Fund may forfeit the entire amount of the premium plus related transaction costs.

Options and Financial Futures. The Fund may write covered put and call options and purchase put and call options on stocks, stock indices and bonds which trade on securities exchanges and in the over-the-counter market. The Fund may purchase and sell futures and options on futures with respect to stock and bond indices. Additionally, the Fund may engage in "close-out" transactions with respect to futures and options. The Fund will not enter into any futures contract or related options (except for closing transactions) if, immediately thereafter, the sum of the amount of its initial deposits and premiums on open contracts and options would exceed 5% of the Fund's total assets (taken at current value). The Fund will not engage in any securities options or securities index options, if the option premiums paid regarding its open option positions, exceed 5% of the value of the Fund's total assets.

The Fund's option and futures investments involve certain risks. For example, the effectiveness of an options and futures strategy depends on the degree to which price movements in the underlying index or securities correlate with price movements in the relevant portion of the Fund's portfolio. The Fund bears the risk that the prices of its portfolio securities will not move in the same amount as the option or future it has purchased, or that there may be a negative correlation which would result in a loss on both such securities and the option or future.

Positions in exchange traded options and futures may be closed out only on an exchange which provides a secondary market. There may not always be a liquid secondary market for a futures or option contract at a time when the Fund seeks to close out its position. If the Fund were unable to close out a futures or option position, and if prices moved adversely, the Fund would have to continue to make daily cash payments to maintain its required margin, and, if the Fund had insufficient cash, it might have to sell portfolio securities at a disadvantageous time. In addition, the Fund might be required to deliver the stocks underlying futures or options contracts it holds. Over-the-counter options ("OTC options") may not be closed out on an exchange and the Fund may be able to realize the value of an OTC option it has purchased only by exercising it or entering into a closing sale transaction with the dealer that issued it. There can be no assurance that a liquid secondary market will exist for any particular option or futures contract at any specific time. Thus, it may not be possible to close such an option or futures position. The Fund will enter into an option or futures position only if there appears to be a liquid secondary market for such option or futures.

The Fund understands the current position of the staff of the Securities and Exchange Commission ("SEC") to be that purchased OTC options are illiquid securities and that the assets used to cover the sale of an OTC option are considered illiquid. The Fund and Advisers disagree with this position. Nevertheless, pending a change in the staff's position, the Fund will treat OTC options and "cover" assets as subject to the Fund's limitation on illiquid securities. (See "Investment Objective and Policies of the Fund - Illiquid Investments" in the Prospectus.)

In addition, adverse market movements could cause the Fund to lose up to its full investment in a call option contract and/or to experience substantial losses on an investment in a futures contract. There is also the risk of loss by the Fund of margin deposits in the event of bankruptcy of a broker with whom the Fund has an open position in a futures contract or option.

The Fund's transactions in options, futures contracts, and forward contracts may be limited by the requirements of the Internal Revenue Code of 1986, as amended ("the Code") for qualification as a regulated investment company. These transactions are also subject to special tax rules that may affect the amount, timing, and character of certain distributions to shareholders, more information about which is included in the section entitled "Additional Information Regarding Taxation."

Writing Call Options. Call options written by the Fund give the holder the right to buy the underlying securities from the Fund at a stated exercise price; put options written by the Fund give the holder the right to sell the underlying security to the Fund at a stated exercise price. A call option written by the Fund is "covered" if the Fund owns the underlying security which is subject to the call or has an absolute and immediate right to acquire that security without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian bank) upon conversion or exchange of other securities held in its portfolio. A call option is also covered if the Fund holds a call on the same security and in the same principal amount as the call written where the exercise price of the call held (a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Fund in cash and high grade debt securities in a segregated account with its custodian bank. The premium paid by the purchaser of an option will reflect, among other things, the relationship of the exercise price to the market price and volatility of the underlying security, the remaining term of the option, supply and demand and interest rates.

The writer of an option may have no control over when the underlying securities must be sold, in the case of a call option, since, with regard to certain options, the writer may be assigned an exercise notice at any time prior to the termination of the obligation. Whether or not an option expires unexercised, the writer retains the amount of the premium. This amount, of course, may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer experiences a profit or loss from the sale of the underlying security.

The writer of an option that wishes to terminate its obligation may effect a "closing purchase transaction." This is accomplished by buying an option of the same series as the option previously written. The effect of the purchase is that the writer's position will be canceled by the clearing corporation. A writer may not effect a closing purchase transaction, however, after being notified of the exercise of an option. Likewise, an investor who is the holder of an option may liquidate its position by effecting a "closing sale transaction." This is accomplished by selling an option of the same series as the option previously purchased. There is no guarantee that either a closing purchase or a closing sale transaction can be effected.

Effecting a closing transaction in the case of a written call option will permit the Fund to write another call option on the underlying security with either a different exercise price or expiration date or both. Also, effecting a closing transaction will permit the cash or proceeds from the concurrent sale of any securities subject to the option to be used for other Fund investments. If the Fund desires to sell a particular security from its portfolio on which it has written a call option, it will effect a closing transaction prior to or concurrent with the sale of the security.

The Fund will realize a profit from a closing transaction if the price of the transaction is less than the premium received from writing the option or is more than the premium paid to purchase the option; the Fund will realize a loss from a closing transaction if the price of the transaction is more than the premium received from writing the option or is less than the premium paid to purchase the option. Because increases in the market price of a call option will generally reflect increases in the market price of the underlying security, any loss resulting from the repurchase of a call option is likely to be offset in whole or in part by appreciation of the underlying security owned by the Fund.

Purchasing Call Options. The Fund may purchase call options on securities which it intends to purchase in order to limit the risk of a substantial increase in the market price of such security. The Fund may also purchase call options on securities held in its portfolio and on which it has written call options. A call option gives the holder the right to buy the underlying securities from the option writer at a stated exercise price. Prior to its expiration, a call option may be sold in a closing sale transaction. Profit or loss from such a sale will depend on whether the amount received is more or less than the premium paid for the call option plus the related transaction costs.

Writing Put Options. Although the Fund has no current intention of writing covered put options in the foreseeable future, the Fund reserves the right to do so.

A put option gives the purchaser of the option the right to sell, and the writer (seller) the obligation to buy, the underlying security or currency at the exercise price during the option period. The option may be exercised at any time prior to its expiration date. The operation of put options in other respects, including their related risks and rewards, is substantially identical to that of call options.

The Fund would write put options only on a covered basis, which means that the Fund would maintain in a segregated account cash, U.S. government securities or other liquid, high-grade debt securities in an amount not less than the exercise price at all times while the put option is outstanding. (The rules of the clearing corporation currently require that such assets be deposited in escrow to secure payment of the exercise price.) The Fund would generally write covered put options in circumstances where the Adviser wishes to purchase the underlying security or currency for the Fund's portfolio at a price lower than the current market price of the security or currency. In such event, the Fund would write a put option at an exercise price which, reduced by the premium received on the option, reflects the lower price it is willing to pay. Since the Fund would also receive interest on debt securities or currencies maintained to cover the exercise price of the option, this technique could be used to enhance current return during periods of market uncertainty. The risk in such a transaction would be that the market price of the underlying security or currency would decline below the exercise price less the premiums received.

Purchasing Put Options. The Fund may purchase put options. As the holder of a put option, the Fund has the right to sell the underlying security or currency at the exercise price at any time during the option period. The Fund may enter into closing sale transactions with respect to such options, exercise them or permit them to expire.

The Fund may purchase a put option on an underlying security or currency (a "protective put") owned by the Fund as a hedging technique in order to protect against an anticipated decline in the value of the security or currency. Such hedge protection is provided only during the life of the put option when the Fund, as the holder of the put option, is able to sell the underlying security or currency at the put exercise price, regardless of any decline in the underlying security's market price or currency's exchange value. For example, a put option may be purchased in order to protect unrealized appreciation of a security or currency when Advisers deems it desirable to continue to hold the security or currency because of tax considerations. The premium paid for the put option and any transaction costs would reduce any capital gain otherwise available for distribution when the security or currency is eventually sold.

The Fund may also purchase put options at a time when the Fund does not own the underlying security or currency. By purchasing put options on a security or currency it does not own, the Fund seeks to benefit from a decline in the market price of the underlying security or currency. If the put option is not sold when it has remaining value, and if the market price of the underlying security or currency remains equal to or greater than the exercise price during the life of the put option, the Fund will lose its entire investment in the put option. In order for the purchase of a put option to be profitable, the market price of the underlying security or currency must decline sufficiently below the exercise price to cover the premium and transaction costs, unless the put option is sold in a closing sale transaction.

For state law purposes, the Fund will commit no more than 5% of its assets to premiums when purchasing put options. The premium paid by the Fund when purchasing a put option will be recorded as an asset in the Fund's statement of assets and liabilities. This asset will be adjusted daily to the options' current market value, which will be the latest sale price at the time at which the net asset value per share of the Fund is computed (generally at the scheduled close of the New York Stock Exchange), or, in the absence of such sale, the latest bid price. The asset will be extinguished upon expiration of the option, the writing of an identical option in a closing transaction, or the delivery of the underlying security or currency upon the exercise of the option.

Over-the-Counter options. The Fund intends to write covered put and call options and purchase put and call options which trade in the over-the-counter market to the same extent that it will engage in exchange traded options. Just as with exchange traded options, OTC call options give the option holder the right to buy an underlying security from an option writer at a stated exercise price; OTC put options give the option holder the right to sell an underlying security to an option writer at a stated exercise price. OTC options, however, differ from exchange traded options in certain material respects.

OTC options are arranged directly with dealers and not, as is the case with exchange traded options, with a clearing corporation. Thus, there is a risk of non-performance by the dealer. Because there is no exchange, pricing is typically done by reference to information from market makers. OTC options are available, however, for a greater variety of securities, and in a wider range of expiration dates and exercise prices, than exchange traded options; and the writer of an OTC option is paid the premium in advance by the dealer.

There can be no assurance that a continuous liquid secondary market will exist for any particular option at any specific time. Consequently, the Fund may be able to realize the value of an OTC option it has purchased only by exercising it or entering into a closing sale transaction with the dealer that issued it. Similarly, when the Fund writes an OTC option, it generally can close out that option prior to its expiration only by entering into a closing purchase transaction with the dealer to which the Fund originally wrote it.

Options on Stock Indices. The Fund may also purchase call and put options on stock indices in order to hedge against the risk of market or industry-wide stock price fluctuations. Call and put options on stock indices are similar to options on securities except that, rather than the right to purchase or sell stock at a specified price, options on a stock index give the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the underlying stock index is greater than (or less than, in the case of puts) the exercise price of the option. This amount of cash is equal to the difference between the closing price of the index and the exercise price of the option, expressed in dollars multiplied by a specified number. Thus, unlike stock options, all settlements are in cash, and gain or loss depends on price movements in the stock market generally (or in a particular industry or segment of the market) rather than price movements in individual stocks.

When the Fund writes an option on a stock index, the Fund will establish a segregated account containing cash or high quality fixed-income securities with its custodian bank in an amount at least equal to the market value of the underlying stock index and will maintain the account while the option is open or it will otherwise cover the transaction.

Futures Contracts. The Fund may enter into contracts for the purchase or sale for future delivery of securities and in such contracts based upon financial indices ("financial futures"). Financial futures contracts are commodity contracts that obligate the long or short holder to take or make delivery of a specified quantity of a financial instrument, such as a security, or the cash value of a securities index during a specified future period at a specified price. A "sale" of a futures contract means the acquisition of a contractual obligation to deliver the securities called for by the contract at a specified price on a specified date. A "purchase" of a futures contract means the acquisition of a contractual obligation to acquire the securities called for by the contract at a specified price on a specified date. Futures contracts have been designed by exchanges which have been designated "contracts markets" by the Commodity Futures Trading Commission ("CFTC") and must be executed through a futures commission merchant, or brokerage firm, which is a member of the relevant contract market.

At the same time a futures contract is purchased or sold, the Fund must allocate cash or securities as a deposit payment ("initial deposit"). Daily thereafter, the futures contract is valued and the payment of "variation margin" may be required since each day the Fund would provide or receive cash that reflects any decline or increase in the contract's value.

Although futures contracts by their terms call for the actual delivery or acquisition of securities, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take delivery of the securities. The offsetting of a contractual obligation is accomplished by buying (or selling, as the case may be) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the securities. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Fund will incur brokerage fees when it purchases or sells futures contracts.

The Fund will not engage in transactions in futures contracts or related options for speculation but only as a hedge against changes resulting from market conditions in the values of its securities or securities which it intends to purchase. The Fund will not enter into any stock index or financial futures contract or related option if, immediately thereafter, more than one-third of the Fund's net assets would be represented by futures contracts or related options. In addition, the Fund may not purchase or sell futures contracts or purchase or sell related options if, immediately thereafter, the sum of the amount of margin deposits on its existing futures and related options positions and premiums paid for related options would exceed 5% of the market value of the Fund's total assets. In instances involving the purchase of futures contracts or related call options, money market instruments equal to the market value of the futures contract or related option will be deposited in a segregated account with the custodian bank to collateralize such long positions.

The purpose of the acquisition or sale of a futures contract is to attempt to protect the Fund from fluctuations in price of portfolio securities without actually buying or selling the underlying security. To the extent the Fund enters into a futures contract, it will maintain with its custodian bank, to the extent required by the rules of the SEC, assets in a segregated account to cover its obligations with respect to such contract which will consist of cash, cash equivalents or high quality debt securities from its portfolio in an amount equal to the difference between the fluctuating market value of such futures contract and the aggregate value of the initial and variation margin payments made by the Fund with respect to such futures contracts.

Stock Index Futures and Options on Stock Index Futures. The Fund may purchase and sell stock index futures contracts and options on stock index futures contracts.

Stock Index Futures. A stock index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying stocks in the index is made.

The Fund may sell stock index futures contracts in anticipation of or during a market decline to attempt to offset the decrease in market value of its equity securities that might otherwise result. When the Fund is not fully invested in stocks and anticipates a significant market advance, it may purchase stock index futures in order to gain rapid market exposure that may in part or entirely offset increases in the cost of common stocks that it intends to purchase.

Options on Stock Index Futures. The Fund may purchase and sell call and put options on stock index futures to hedge against risks of market-side price movements. The need to hedge against such risks will depend on the extent of diversification of the Fund's common stock portfolio and the sensitivity of such investments to factors influencing the stock market as a whole.

Call and put options on stock index futures are similar to options on securities except that, rather than the right to purchase or sell stock at a specified price, options on a stock index futures give the holder the right to receive cash. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised on the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing price of the futures contract on the expiration date.

Bond Index Futures and Options on such Contracts. The Fund may purchase and sell futures contracts based on an index of debt securities and options on such futures contracts to the extent they currently exist and, in the future, may be developed. The Fund reserves the right to conduct futures and options transactions based on an index which may be developed in the future to correlate with price movements in certain categories of debt securities. The Fund's investment strategy in employing futures contracts based on an index of debt securities will be similar to that used by it in other financial futures transactions.

The Fund also may purchase and write put and call options on such index futures and enter into closing transactions with respect to such options.

Future Developments. The Fund may take advantage of opportunities in the area of options and futures contracts and options on futures contracts and any other derivative investments which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Prior to investing in any such investment vehicle, the Fund will supplement its Prospectus, if appropriate.

Investment Restrictions

The Fund has adopted the following restrictions as fundamental policies, which means that they may not be changed without the approval of a majority of the Fund's shareholders. In order to change any of these restrictions (i) 67% or more of the voting securities present at a meeting of shareholders if the holders of more than 50% of the voting securities of the Fund are represented at that meeting or (ii) more than 50% of the outstanding voting securities of the Fund, whichever is less, must vote to make the change.

The Fund may not:

 1. Make loans to other persons, except by the purchase of bonds, debentures or similar obligations which are publicly distributed or of a character usually acquired by institutional investors, or through loans of the Fund's portfolio securities, or to the extent the entry into a repurchase agreement may be deemed a loan;

 2. Borrow money or mortgage or pledge any of its assets, except in the form of reverse repurchase agreements or from banks for temporary or emergency purposes in an amount up to 33% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments;

 3. Underwrite securities of other issuers (does not preclude the Fund from obtaining such short-term credit as may be necessary for the clearance of purchases and sales of its portfolio securities) or invest more than 5% of its assets in securities with legal or contractual restrictions on resale (although the Fund may invest in such securities to the extent permitted under the federal securities laws) or which are not readily marketable, if more than 15% of the Fund's total assets would be invested in such companies;

4. Invest in securities for the purpose of exercising management or control of the issuer;

5. Maintain a margin account with a securities dealer or invest in commodities and commodity contracts (except that the Fund may engage in financial futures, including stock index futures, and options on stock index futures) or lease or acquire any interests, including interests issued by limited partnerships (other than publicly traded equity securities), in oil, gas, or other mineral exploration or development programs, or invest in excess of 5% of its total assets in options unrelated to the Fund's transactions in futures, including puts, calls, straddles, spreads, or any combination thereof;

 6. Effect short sales, unless at the time the Fund owns securities equivalent in kind and amount to those sold (which will normally be for deferring recognition of gains or losses for tax purposes). The Fund does not currently intend to employ this investment technique;

 7. Invest directly in real estate, real estate limited partnerships or illiquid securities issued by real estate investment trusts (the Fund may, however, invest in marketable securities issued by real estate investment trusts);

 8. Invest in the securities of other investment companies, except where there is no commission other than the customary brokerage commission or sales charge, or except that securities of another investment company may be acquired pursuant to a plan of reorganization, merger, consolidation or acquisition, and except where the Fund would not own, immediately after the acquisition, securities of the investment companies which exceed in the aggregate i) more than 3% of the issuer's outstanding voting stock, ii) more than 5% of the Fund's total assets and iii) together with the securities of all other investment companies held by the Fund, exceed, in the aggregate, more than 10% of the Fund's total assets. Pursuant to available exemptions from the 1940 Act, the Fund may invest in shares of one or more money market funds managed by Franklin Advisers, Inc. or its affiliates;

 9. Purchase from or sell to its officers and trustees, or any firm of which any officer or trustee is a member, as principal, any securities, but may deal with such persons or firms as brokers and pay a customary brokerage commission; or purchase or retain securities of any issuer if, to the knowledge of the Trust, one or more of the officers or trustees of the Trust, or its investment adviser, own beneficially more than one-half of 1% of the securities of such issuer and all such officers and trustees together own beneficially more than 5% of such securities;

10. Concentrate in any industry, except that the Fund will invest at least 25% of total assets in the equity and debt securities issued by domestic and foreign companies in the utilities industries; and

11. Invest more than 10% of its assets in securities of companies which have a record of less than three years continuous operation, including the operations of any predecessor companies.

In addition to these fundamental policies, it is the present policy of the Fund (which may be changed without the approval of the shareholders) not to engage in joint or joint and several trading accounts in securities, except that it may participate in joint repurchase arrangements, invest its short-term cash in shares of the Franklin Money Fund (pursuant to the terms of any order, and any conditions therein, issued by the SEC permitting such investments), or combine orders to purchase or sell with orders from other persons to obtain lower brokerage commissions. The Fund may not invest in excess of 5% of its net assets, valued at the lower of cost or market, in warrants, nor more than 2% of its net assets in warrants not listed on either the New York or American Stock Exchange. It is also the policy of the Fund that it may, consistent with its objective, invest a portion of its assets, as permitted by the 1940 Act and the rules adopted thereunder, in securities or other obligations issued by companies engaged in securities related businesses, including such companies that are securities brokers, dealers, underwriters or investment advisers.


Special Considerations and Risk Factors



Political and Economic Risks. Investing in securities of non-U.S. companies may entail additional risks due to the potential political and economic instability of certain countries and the risks of expropriation, nationalization, confiscation or the imposition of restrictions on foreign investment and on repatriation of capital invested. In the event of such expropriation, nationalization or other confiscation by any country, the Fund could lose its entire investment in any such country.

Illiquid Securities. The sale of restricted or illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities often sell at a price lower than similar securities that are not subject to restrictions on resale.

Religious and Ethnic Instability. Certain countries in which the Fund may invest may have vocal minorities that advocate radical religious or revolutionary philosophies or support ethnic independence. Any disturbance on the part of such individuals could carry the potential for widespread destruction or confiscation of property owned by individuals and entities foreign to such country and could cause the loss of the Fund's investment in those countries.

Foreign Investment Restrictions. Certain countries prohibit or impose substantial restrictions on investments in their capital markets, particularly their equity markets, by foreign entities such as the Fund. As illustrations, certain countries require governmental approval prior to investments by foreign persons, or limit the amount of investment by foreign persons in a particular company, or limit the investment by foreign persons to only a specific class of securities of a company that may have less advantageous terms than securities of the company available for purchase by nationals. Moreover, the national policies of certain countries may restrict investment opportunities in issuers or industries deemed sensitive to national interests. In addition, some countries require governmental approval for the repatriation of investment income, capital or the proceeds of securities sold by foreign investors. The Fund could be adversely affected by delays in, or a refusal to grant, any required governmental approval for repatriation, as well as by the application to it of other restrictions on investments.

Non-Uniform Corporate Disclosure Standards and Governmental Regulation. Foreign companies are not generally subject to uniform accounting, auditing and financial reporting standards or to other regulatory requirements comparable to those applicable to U.S. companies. Most of the securities held by the Fund will not be registered with the SEC or regulators of any foreign country, nor will the issuers thereof be subject to the SEC's reporting requirements. Thus, there will be less available information concerning foreign issuers of securities held by the Fund than is available concerning U.S. issuers. In instances where the financial statements of an issuer are not deemed to reflect accurately the financial situation of the issuer, Advisers may take appropriate steps to evaluate the proposed investment, which may include on-site inspection of the issuer, interviews with its management and consultations with accountants, bankers and other specialists.

Currency Fluctuations. Because the Fund under normal circumstances will invest a substantial portion of its total assets in the securities of foreign issuers which are denominated in foreign currencies, the strength or weakness of the U.S. dollar against such foreign currencies will account for part of the Fund's investment performance. A decline in the value of any particular currency against the U.S. dollar will cause a decline in the U.S. dollar value of the Fund's holdings of securities denominated in such currency and, therefore, will cause an overall decline in the Fund's net asset value and any net investment income and capital gains to be distributed in U.S. dollars to shareholders of the Fund.

The rate of exchange between the U.S. dollar and other currencies is determined by several factors, including the supply and demand for particular currencies, central bank efforts to support particular currencies, the movement of interest rates, the pace of business activity in certain other countries and the U.S., and other economic and financial conditions affecting the world economy.

Although the Fund values its assets daily in terms of U.S. dollars, the Fund does not intend to convert its holdings of foreign currencies into U.S. dollars on a daily basis. The Fund will do so from time to time, and investors should be aware of the costs of currency conversion. Although foreign exchange dealers do not charge a fee for conversion, they do realize a profit based on the difference (the "spread") between the prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to the Fund at one rate, while offering a lesser rate of exchange should the Fund desire to sell that currency to the dealer.

Adverse Market Characteristics. Securities of many foreign issuers may be less liquid and their prices more volatile than securities of comparable U.S. issuers. In addition, foreign securities exchanges and brokers are generally subject to less governmental supervision and regulation than in the U.S., and foreign securities exchange transactions are usually subject to fixed commissions, which are generally higher than negotiated commissions on U.S. transactions. In addition, foreign securities exchange transactions may be subject to difficulties associated with the settlement of such transactions. Delays in settlement could result in temporary periods when assets of the Fund are uninvested and no return is earned thereon. The inability of the Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of a portfolio security due to settlement problems could either result in losses to the Fund due to subsequent declines in value of the portfolio security or, if the Fund has entered into a contract to sell the security, could result in possible gain to the purchaser. The Manager will consider such difficulties when determining the allocation of the Fund's assets, although the Manager does not believe that such difficulties will have a material adverse effect on the Fund's portfolio trading activities.

Non-U.S. Taxes. The Fund's net investment income from foreign issuers may be subject to non-U.S. withholding or other taxes, thereby reducing the Fund's net investment income.

Risk Factors and Considerations Regarding
Options, Futures and Options on Futures

The Fund's ability to hedge effectively all or a portion of its securities through transactions in options on stock indexes, stock index futures, financial futures and related options depends on the degree to which price movements in the underlying index or underlying debt securities correlate with price movements in the relevant portion of the Fund's portfolio. Inasmuch as such securities will not duplicate the components of any index or such underlying debt securities, the correlation will not be perfect. Consequently, the Fund bears the risk that the prices of the securities being hedged will not move in the same amount as the hedging instrument. It is also possible that there may be a negative correlation between the index or other securities underlying the hedging instrument and the hedged securities which would result in a loss on both such securities and the hedging instrument. Accordingly, successful use by the Fund of options on stock indexes, stock index futures, financial futures and related options will be subject to the Manager's ability to predict correctly movements in the direction of the securities markets generally or of a particular segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

Positions in stock index options, stock index futures and financial futures and related options may be closed out only on an exchange which provides a secondary market. There can be no assurance that a liquid secondary market will exist for any particular stock index option or futures contract or related option at any specific time. Thus, it may not be possible to close such an option or futures position. The inability to close options or futures positions also could have an adverse impact on the Fund's ability to effectively hedge its securities. The Fund will enter into an option or futures position only if there appears to be a liquid secondary market for such options or futures.

There can be no assurance that a continuous liquid secondary market will exist for any particular OTC option at any specific time. Consequently, the Fund may be able to realize the value of an OTC option it has purchased only by exercising it or entering into a closing sale transaction with the dealer that issued it. Similarly, when the Fund writes an OTC option, it generally can close out that option prior to its expiration only by entering into a closing purchase transaction with the dealer to which the Fund originally wrote it. If a covered call option writer cannot effect a closing transaction, it cannot sell the underlying security until the option expires or the option is exercised. Therefore, a covered call option writer of an OTC option may not be able to sell an underlying security even though it might otherwise be advantageous to do so. Likewise, a secured put writer of an OTC option may be unable to sell the securities pledged to secure the put for other investment purposes while it is obligated as a put writer. Similarly, a purchaser of such put or call option might also find it difficult to terminate its position on a timely basis in the absence of a secondary market.

The CFTC and the various exchanges have established limits referred to as "speculative position limits" on the maximum net long or net short position which any person may hold or control in a particular futures contract. Trading limits are imposed on the maximum number of contracts which any person may trade on a particular trading day. An exchange may order the liquidation of positions found to be in violation of these limits and it may impose other sanctions or restrictions. The Fund does not believe that these trading and positions limits will have an adverse impact on the Fund's strategies for hedging its securities.

The ordinary spreads between prices in the cash and futures markets, due to differences in the natures of those markets, are subject to distortions. First, all participants in the futures market are subject to initial deposit and variation margin requirements. Rather than meeting additional variation margin requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the margin deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of distortion, a correct forecast of general interest rate trends by the Manager may still not result in a successful transaction.

In addition, futures contracts entail risks. Although the Fund believes that use of such contracts will benefit the Fund, if the Manager's investment judgment about the general direction of interest rates is incorrect, the Fund's overall performance would be poorer than if it had not entered into any such contract. For example, if the Fund has hedged against the possibility of an increase in interest rates which would adversely affect the price of bonds held in its portfolio and interest rates decrease instead, the Fund will lose part or all of the benefit of the increased value of its bonds which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if the Fund has insufficient cash, it may have to sell securities from its portfolio to meet daily variation margin requirements. Such sales may be, but will not necessarily be, at increased prices which reflect the rising market. The Fund may have to sell securities at a time when it may be disadvantageous to do so.

The Fund's sale of futures contracts and purchase of put options on futures contracts will be solely to protect its investments against declines in value. The Fund expects that in the normal course it will purchase securities upon termination of long futures contracts and long call options on future contracts, but under unusual market conditions it may terminate any of such positions without a corresponding purchase of securities.

Forward Foreign Currency Exchange Contracts. While these contracts are not presently regulated by the CFTC, the CFTC may in the future assert authority to regulate forward contracts. In such event, the Fund's ability to utilize forward contracts may be restricted. Forward contracts will reduce the potential gain from a positive change in the relationship between the U.S. dollar and foreign currencies. Unanticipated changes in currency prices may result in poorer overall performance for the Fund than if it had not entered into such contracts. The use of foreign currency forward contracts will not eliminate fluctuations in the underlying U.S. dollar equivalent value of, or rates of return on, the Fund's foreign currency denominated portfolio securities and the use of such techniques will subject the Fund to certain risks.

The matching of the increase in value of a forward contract and the decline in the U.S. dollar equivalent value of the foreign currency denominated asset that is the subject of the hedge generally will not be precise. In addition, the Fund may not always be able to enter into foreign currency forward contracts at attractive prices and this will limit the Fund's ability to use such contracts to hedge or cross-hedge its assets. Also, with regard to the Fund's use of cross-hedges, there can be no assurance that historical correlations between the movement of certain foreign currencies relative to the U.S. dollar will continue. Thus, at any time, poor correlation may exist between movements in the exchange rates of the foreign currencies in which the Fund's assets that are the subject of such cross-hedges are denominated.

Foreign Currency Futures. By entering into such contracts, the Fund is able to protect against a loss resulting from an adverse change in the relationship between the U.S. dollar and a foreign currency occurring between the trade and settlement dates of the Fund's securities transaction. Such contracts also tend to limit the potential gains that might result from a positive change in such currency relationships.

Options on Foreign Currencies. As stated above, the Fund may purchase and write options on foreign currencies for hedging purposes in a manner similar to that in which futures contracts on foreign currencies, or forward contracts, will be utilized. For example, a decline in the dollar value of a foreign currency in which portfolio securities are denominated will reduce the dollar value of such securities, even if their value in the foreign currency remains constant. In order to protect against such diminutions in the value of portfolio securities, the Fund may purchase put options on the foreign currency. If the value of the currency does decline, the Fund will have the right to sell such currency for a fixed amount in dollars and will thereby offset, in whole or part, the adverse effect on its portfolio which otherwise would have resulted.

Conversely, where a rise in the dollar value of a currency in which securities to be acquired are denominated is projected, thereby increasing the cost of such securities, the Fund may purchase call options thereon. The purchase of such options could offset, at least partially, the effects of the adverse movements in exchange rates. As in the case of other types of options, however, the benefit to the Fund deriving from purchases of foreign currency options will be reduced by the amount of the premium and related transaction costs. In addition, where currency exchange rates do not move in the direction or to the extent anticipated, the Fund could sustain losses on transactions in foreign currency options which would require it to forego a portion or all of the benefits of advantageous changes in such rates.

The Fund may write options on foreign currencies for the same types of hedging purposes. For example, where the Fund anticipates a decline in the dollar value of foreign currency denominated securities due to adverse fluctuations in exchange rates it could, instead of purchasing a put option, write a call option on the relevant currency. If the expected decline occurs, the option will most likely not be exercised, and the diminution in value of portfolio securities will be offset by the amount of the premium received.

Similarly, instead of purchasing a call option to hedge against an anticipated increase in the dollar cost of securities to be acquired, the Fund could write a put option on the relevant currency which, if rates move in the manner projected, will expire unexercised and allow the Fund to hedge such increased cost up to the amount of the premium. As in the case of other types of options, however, the writing of a foreign currency option will constitute only a partial hedge up to the amount of the premium, and only if rates move in the expected direction. If this does not occur, the option may be exercised and the Fund would be required to purchase or sell the underlying currency at a loss which may not be offset by the amount of the premium. Through the writing of options on foreign currencies, the Fund also may be required to forego all or a portion of the benefits which might otherwise have been obtained from favorable movements in exchange rates.

The Fund intends to write covered call options on foreign currencies. A call option written on a foreign currency by the Fund is "covered" if the Fund owns the underlying foreign currency covered by the call or has an absolute and immediate right to acquire that foreign currency without additional cash consideration (or for additional cash consideration held in a segregated account by its custodian) upon conversion or exchange of other foreign currency held in its portfolio. A call option is also covered if the Fund has a call on the same foreign currency and in the same principal amount as the call written where the exercise price of the call held (a) is equal to or less than the exercise price of the call written or (b) is greater than the exercise price of the call written if the difference is maintained by the Fund in cash, U.S. government securities or other high grade liquid debt securities in a segregated account with its custodian bank.

The Fund also intends to write call options on foreign currencies that are not covered for cross-hedging purposes. A call option on a foreign currency is for cross-hedging purposes if it is not covered, but is designed to provide a hedge against a decline in the U.S. dollar value of a security which the Fund owns or has the right to acquire and which is denominated in the currency underlying the option due to an adverse change in the exchange rate. In such circumstances, the Fund collateralizes the option by maintaining in a segregated account with the Fund's custodian bank, cash or U.S. government securities or other high grade liquid debt securities in an amount not less than the value of the underlying foreign currency in U.S. dollars marked to market daily.

Options on foreign currencies and forward contracts are not traded on contract markets regulated by the CFTC or (with the exception of certain foreign currency options) by the SEC. To the contrary, such instruments are traded through financial institutions acting as market makers, although foreign currency options are also traded on certain national securities exchanges, such as the Philadelphia Stock Exchange and the Chicago Board Options Exchange, subject to SEC regulation. Similarly, options on currencies may be traded over-the-counter. In an over-the-counter trading environment, many of the protections afforded to exchange participants will not be available. For example, there are no daily price fluctuation limits, and adverse market movements could therefore continue to an unlimited extent over a period of time. Although the purchaser of an option cannot lose more than the amount of the premium plus related transaction costs, this entire amount could be lost. Moreover, the option writer and a trader of forward contracts could lose amounts substantially in excess of their initial investments, due to the margin and collateral requirements associated with such positions.

Options on foreign currencies traded on national securities exchanges are within the jurisdiction of the SEC, as are other securities traded on such exchanges. As a result, many of the protections provided to traders on organized exchanges will be available with respect to such transactions. In particular, all foreign currency option positions entered into on a national securities exchange are cleared and guaranteed by the Options Clearing Corporation ("OCC"), thereby reducing the risk of counterparty default. Further, a liquid secondary market in options traded on a national securities exchange may be more readily available than in the over-the-counter market, potentially permitting the Fund to liquidate open positions at a profit prior to exercise or expiration, or to limit losses in the event of adverse market movements.

The purchase and sale of exchange-traded foreign currency options, however, is subject to the risks of the availability of a liquid secondary market described above, as well as the risks regarding adverse market movements, margining of options written, the nature of the foreign currency market, possible intervention by governmental authorities and the effects of other political and economic events. In addition, exchange-traded options on foreign currencies involve certain risks not presented by the over-the-counter market. For example, exercise and settlement of such options must be made exclusively through the OCC, which has established banking relationships in applicable foreign countries for this purpose. As a result, the OCC may, if it determines that foreign governmental restrictions or taxes would prevent the orderly settlement of foreign currency option exercises, or would result in undue burdens on the OCC or its clearing member, impose special procedures on exercise and settlement, such as technical changes in the mechanics of delivery of currency, the fixing of dollar settlement prices or prohibitions on exercise.

In addition, forward contracts and options on foreign currencies may be traded on foreign exchanges. Such transactions are subject to the risk of governmental actions affecting trading in, or the prices of, foreign currencies. The value of such positions also could be adversely affected by (i) other complex foreign political and economic factors, (ii) lesser availability than in the U.S. of data on which to make trading decisions, (iii) delays in the Fund's ability to act upon economic events occurring in foreign markets during nonbusiness hours in the U.S., (iv) the imposition of different exercise and settlement terms and procedures and margin requirements than in the U.S., and (v) less trading volume.

Risk Factors Relating to High
Yielding, Fixed-income Securities

The Fund may invest up to 5% of its assets in lower-rated, fixed-income securities and unrated securities of comparable quality (known as "junk bonds"). The market values of such securities tend to reflect individual corporate developments to a greater extent than do higher-rated securities, which react primarily to fluctuations in the general level of interest rates. Such lower-rated securities also tend to be more sensitive to economic conditions than higher-rated securities. These lower-rated, fixed-income securities are considered by Standard & Poor's Corporation ("S&P") and Moody's Investors Service ("Moody's"), two nationally recognized statistical rating organizations ("NRSROs"), on balance, to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation and will generally involve more credit risk than securities in the higher-rating categories. Even securities rated BBB by S&P or Baa by Moody's, ratings which are considered investment grade, possess some speculative characteristics.

Companies that issue high yielding, fixed-income securities are often highly leveraged and may not have more traditional methods of financing available to them. Therefore, the risk associated with acquiring the securities of such issuers is generally greater than is the case with higher-rated securities. For example, during an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of high yielding securities may experience financial stress. During these periods, such issuers may not have sufficient cash flow to meet their interest payment obligations. The issuer's ability to service its debt obligations may also be adversely affected by specific corporate developments, or the issuer's inability to meet specific projected business forecasts, or the unavailability of additional financing. The risk of loss due to default by the issuer may be significantly greater for the holders of high yielding securities because such securities are generally unsecured and are often subordinated to other creditors of the issuer.

High yielding, fixed-income securities frequently have call or buy-back features which would permit an issuer to call or repurchase the security from the Fund. Although such securities are typically not callable for a period from three to five years after their issuance, when calls are exercised by the issuer during periods of declining interest rates, the Fund would likely have to replace such called security with a lower yielding security, thus decreasing the net investment income to the Fund and dividends to shareholders. The premature disposition of a high yielding security due to a call or buy-back feature, the deterioration of the issuer's creditworthiness, or a default may also make it more difficult for the Fund to manage the timing of its receipt of income, which may have tax implications. Further information is included under "Taxation of the Fund and Its Shareholders" in the Fund's Prospectus.

The Fund may have difficulty disposing of certain high yielding securities because there may be a thin trading market for a particular security at any given time. The market for lower-rated, fixed-income securities generally tends to be concentrated among a smaller number of dealers than is the case for securities which trade in a broader secondary retail market. Generally, purchasers of these securities are predominantly dealers and other institutional buyers, rather than individuals. To the extent a secondary trading market for a particular high yielding, fixed-income security does exist, it is generally not as liquid as the secondary market for higher-rated securities. Reduced liquidity in the secondary market may have an adverse impact on market price and the Fund's ability to dispose of particular issues, when necessary, to meet the Fund's liquidity needs or in response to a specific economic event, such as the deterioration in the creditworthiness of the issuer. Reduced liquidity in the secondary market for certain securities may also make it more difficult for the Fund to obtain market quotations based on actual trades for purposes of valuing the Fund's portfolio. Current values for these issues are obtained from pricing services and/or a limited number of dealers and may be based upon factors other than actual sales. (See "Valuation of Fund Shares.")

The Fund is authorized to acquire high yielding, fixed-income securities that are sold without registration under the federal securities laws and therefore carry restrictions on resale. While many recent high yielding securities have been sold with registration rights, covenants and penalty provisions for delayed registration, if the Fund were required to sell such restricted securities before the securities have been registered, it may be deemed an underwriter of such securities as defined in the Securities Act of 1933, which entails special responsibilities and liabilities. The Fund may incur special costs in disposing of such securities; however, the Fund will generally incur no costs when the issuer is responsible for registering the securities.

The Fund may acquire such securities during an initial underwriting. Such securities involve special risks because they are new issues. The Fund has no arrangement with any person concerning the acquisition of such securities, and the Manager will carefully review the credit and other characteristics pertinent to such new issues.

Factors adversely impacting the market value of high yielding securities will adversely impact the Fund's net asset values. For example, adverse publicity regarding lower-rated bonds which appeared during 1989 and 1990, along with highly publicized defaults of some high yield issuers, and concerns regarding a sluggish economy which continued in 1993, depressed the prices for many such securities. The Fund may also incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. The Fund will rely on the Manager's judgment, analysis and experience in evaluating the creditworthiness of an issuer. In this evaluation, the Manager will take into consideration, among other things, the issuer's financial resources, its sensitivity to economic conditions and trends, its operating history, the quality of the issuer's management and regulatory matters.

Rather than relying principally on the ratings assigned by the NRSRO, however, the Manager will perform its own internal investment analysis of debt securities being considered for the Fund's portfolio. Such analysis may include, among other things, consideration of relative values, based on such factors as: anticipated cash flow; interest coverage; asset coverage; earning prospects; the experience and managerial strength of the issuer; responsiveness to changes in interest rates and business conditions; debt maturity schedules and borrowing requirements; and the issuer's changing financial condition and public recognition thereof. Investments will be evaluated in the context of economic and political conditions in the issuer's domicile, such as the inflation rate, growth prospects, global trade patterns and government policies. In the event the rating on an issue held in the Fund's portfolio is changed by the ratings service, such change will be considered by the Fund in its evaluation of the overall investment merits of that security but will not necessarily result in an automatic sale of the security. At fiscal year end, April 30, 1995, none of the securities in the Fund's portfolio were in default on their contractual provisions.

The Fund may engage in a substantial number of portfolio transactions. Portfolio turnover is calculated by dividing the lesser of the Fund's annual sales or purchases of portfolio securities (exclusive of securities whose maturities at the time of acquisition were one year or less) by the monthly average value of the securities in the portfolio during the year.


Officers and Trustees



The Board of Trustees has the responsibility for the overall management of the Fund, including general supervision and review of its investment activities. The trustees, in turn, elect the officers of the Trust who are responsible for administering day-to-day operations of the Fund. The affiliations of the officers and trustees and their principal occupations for the past five years are listed below. Trustees who are deemed to be "interested persons" of the Trust as defined in the 1940 Act, are indicated by an asterisk (*).


  Frank H. Abbott, III (74)                Trustee
  1045 Sansome St.
  San Francisco, CA 94111

President  and  Director,   Abbott  Corporation  (an  investment  company);  and
director, trustee or managing general partner, as the case may be, of 31 of the investment companies in the Franklin Group of Funds.

  Harris J. Ashton (63)                    Trustee
  General Host Corporation
  Metro Center, 1 Station Place
  Stamford, CT 06904-2045


President, Chief Executive Officer and Chairman of the Board, General Host Corporation (nursery and craft centers); Director, RBC Holdings, Inc. (a bank holding company) and Bar-S Foods; and director, trustee or managing general partner, as the case may be, of 56 of the investment companies in the Franklin Templeton Group of Funds.

*Harmon E. Burns (50)                      Vice President
  777 Mariners Island Blvd.                and Trustee
  San Mateo, CA 94404

Executive Vice President, Secretary and Director, Franklin Resources, Inc.; Executive Vice President and Director, Franklin Templeton Distributors, Inc.; Executive Vice President, Franklin Advisers, Inc.; Director, Franklin/Templeton Investor Services, Inc.; officer and/or director, as the case may be, of other subsidiaries of Franklin Resources, Inc.; and officer and/or director or trustee of 43 of the investment companies in the Franklin Templeton Group of Funds.

  S. Joseph Fortunato (63)                 Trustee
  Park Avenue at Morris County
  P. O. Box 1945
  Morristown, NJ 07962-1945

Member of the law firm of Pitney, Hardin, Kipp & Szuch; Director of General Host Corporation; director, trustee or managing general partner, as the case may be, of 58 of the investment companies in the Franklin Templeton Group of Funds.

  David W. Garbellano (80)                 Trustee
  111 New Montgomery St., #402
  San Francisco, CA 94105

Private Investor; Assistant Secretary/Treasurer and Director, Berkeley Science Corporation (a venture capital company); and director, trustee or managing general partner, as the case may be, of 30 of the investment companies in the Franklin Group of Funds.

*Charles B. Johnson (62)                   Chairman of
  777 Mariners Island Blvd.                the Board
  San Mateo, CA 94404                      and Trustee

President and Director, Franklin Resources, Inc.; Chairman of the Board and Director, Franklin Advisers, Inc. and Franklin Templeton Distributors, Inc.; Director, Franklin/Templeton Investor Services, Inc. and General Host Corporation; and officer and/or director, trustee or managing general partner, as the case may be, of most other subsidiaries of Franklin Resources, Inc. and of 57 of the investment companies in the Franklin Templeton Group of Funds.

*Rupert H. Johnson, Jr. (55)               President
 777 Mariners Island Blvd.                and Trustee
  San Mateo, CA 94404

Executive Vice President and Director, Franklin Resources, Inc. and Franklin Templeton Distributors, Inc.; President and Director, Franklin Advisers, Inc.; Director, Franklin/Templeton Investor Services, Inc.; and officer and/or director, trustee or managing general partner, as the case may be, of most other subsidiaries of Franklin Resources, Inc. and of 43 of the investment companies in the Franklin Templeton Group of Funds.

  Frank W. T. LaHaye (66)                  Trustee
  20833 Stevens Creek Blvd.
  Suite 102
  Cupertino, CA 95014

General Partner, Peregrine Associates and Miller & LaHaye, which are General Partners of Peregrine Ventures and Peregrine Ventures II (venture capital firms); Chairman of the Board and Director, Quarterdeck Office Systems, Inc.; Director, FischerImaging Corporation; and director or trustee, as the case may be, of 26 of the investment companies in the Franklin Group of Funds.

  Gordon S. Macklin (67)                   Trustee
  8212 Burning Tree Road
  Bethesda, MD 20817

Chairman, White River Corporation (information services); Director, Fund American Enterprises Holdings, Inc., Lockheed Martin Corporation, MCI Communications Corporation, MedImmune, Inc. (biotechnology), InfoVest Corporation (information services), and Fusion Systems Corporation (industrial technology); and director, trustee or managing general partner, as the case may be, of 53 of the investment companies in the Franklin Templeton Group of Funds; and formerly held the following positions: Chairman, Hambrecht and Quist Group; Director, H & Q Healthcare Investors; and President, National Association of Securities Dealers, Inc.

  Kenneth V. Domingues (62)                Vice President -
  777 Mariners Island Blvd.                Financial
  San Mateo, CA 94404                      Reporting and
                                           Accounting
                                           Standards

Senior Vice President, Franklin Resources, Inc., Franklin Advisers, Inc., and Franklin Templeton Distributors, Inc.; officer and/or director, as the case may be, of other subsidiaries of Franklin Resources, Inc.; and officer and/or managing general partner, as the case may be, of 37 of the investment companies in the Franklin Group of Funds.

  Martin L. Flanagan (35)                  Vice President
  777 Mariners Island Blvd.                and Chief
  San Mateo, CA 94404                      Financial Officer

Senior Vice President, Chief Financial Officer and Treasurer, Franklin Resources, Inc.; Executive Vice President, Templeton Worldwide, Inc.; Senior Vice President and Treasurer, Franklin Advisers, Inc. and Franklin Templeton Distributors, Inc.; Senior Vice President, Franklin/Templeton Investor Services, Inc.; officer of most other subsidiaries of Franklin Resources, Inc.; and officer of 61 of the investment companies in the Franklin Templeton Group of Funds.

  Deborah R. Gatzek (46)                   Vice President
  777 Mariners Island Blvd.                and Secretary
  San Mateo, CA 94404

Senior Vice President - Legal, Franklin Resources, Inc. and Franklin Templeton Distributors, Inc.; Vice President, Franklin Advisers, Inc. and officer of 37 of the investment companies in the Franklin Group of Funds.

  Charles E. Johnson (39)                  Vice President
  777 Mariners Island Blvd.
  San Mateo CA 94404

Senior Vice President and Director, Franklin Resources, Inc.; Senior Vice President, Franklin Templeton Distributors, Inc.; President and Director, Templeton Worldwide, Inc. and Franklin Institutional Services Corporation; officer and/or director, as the case may be, of some of the subsidiaries of Franklin Resources, Inc. and officer and/or director or trustee, as the case may be, of 24 of the investment companies in the Franklin Templeton Group of Funds.

  Diomedes Loo-Tam (56)                    Treasurer and
  777 Mariners Island Blvd.                Principal
  San Mateo, CA 94404                      Accounting
                                           Officer

Employee of Franklin Advisers, Inc.; and officer of 37 of the investment companies in the Franklin Group of Funds.



  Edward V. McVey (58)                     Vice President
  777 Mariners Island Blvd.
  San Mateo, CA 94404

Senior Vice President/National Sales Manager, Franklin Templeton Distributors, Inc.; and officer of 32 of the investment companies in the Franklin Group of Funds.

Trustees not affiliated with the investment manager ("nonaffiliated trustees") may be but are not currently paid fees or expenses incurred in connection with attending meetings. As indicated above, certain of the Trust's nonaffiliated trustees also serve as directors, trustees or managing general partners of other investment companies in the Franklin Group of Funds(R) and the Templeton Group of Funds (the "Franklin Templeton Group of Funds") from which they may receive fees for their services. The following table indicates the total fees paid to nonaffiliated trustees by the funds in the Franklin Group of Funds.

                                                                                                 Number of Boards
                                                                      Total Fees Received        in the Franklin
                                                                       from the Franklin         Templeton Group
                                                                        Templeton Group         of Funds on Which
                     Name                                                   of Funds*              Each Serves**

                     Frank H. Abbott, III .......................             $176,870                  31
                     Harris J. Ashton ...........................              319,925                  56
                     S. Joseph Fortunato ........................              336,065                  58
                     David Garbellano ...........................              153,300                  30
                     Frank W.T. LaHaye ..........................              150,817                  26
                     Gordon S. Macklin ..........................              303,685                  53


*For the calendar year ended December 31, 1994.

**The number of boards is based on the number of registered investment companies in the Franklin Templeton Group of Funds and does not include the total number of series or funds within each investment company for which the trustees are responsible. The Franklin Templeton Group of Funds currently includes 61 registered investment companies, consisting of more than 162 U.S. based mutual funds or series.

No officer or trustee received any compensation directly from the Fund. Certain officers or trustees who are shareholders of Franklin Resources, Inc. may be deemed to receive indirect remuneration by virtue of their participation, if any, in the fees paid to its subsidiaries.

As of June 5, 1995, the trustees and officers, as a group, owned no shares of either class of the Fund. Many of the Trust's trustees also own shares in various of the other funds in the Franklin Templeton Group of Funds. Charles E. Johnson is the son and nephew, respectively, of Charles B. Johnson and Rupert H. Johnson, Jr., who are brothers.


Investment Advisory and Other Services


Advisers is a wholly-owned subsidiary of Franklin Resources, Inc. ("Resources"), a publicly owned holding company whose shares are listed on the New York Stock Exchange (the "Exchange"). Resources owns several other subsidiaries which are involved in investment management and shareholder services. The Manager and other subsidiary companies of Resources currently manage over $125 billion in assets for over 3.8 million shareholders.

Pursuant to the management agreement, the Manager provides investment research and portfolio management services, including the selection of securities for the Fund to purchase, hold or sell and the selection of brokers through whom the Fund's portfolio transactions are executed. The Manager's activities are subject to the review and supervision of the Trust's Board of Trustees to whom the Manager renders periodic reports of the Fund's investment activities. Under the terms of the Management Agreement, the Manager provides office space and office furnishings, facilities and equipment required for managing the business affairs of the Fund; maintains all internal bookkeeping, clerical, secretarial and administrative personnel and services; and provides certain telephone and other mechanical services. The Manager is covered by fidelity insurance on its officers, directors and employees for the protection of the Fund. See the Statements of Operations in the financial statements included in the Trust's Annual Report to Shareholders dated April 30, 1995.

Pursuant to the management agreement, the Fund is obligated to pay the Manager a fee computed and accrued daily and paid monthly at the annual rate of 0.625 of 1% of the value of average daily net assets up to and including $100 million;
0.50 of 1% of the value of average daily net assets over $100 million up to and including $250 million; 0.45 of 1% of the value of average daily net assets over $250 million up to and including $10 billion; 0.44 of 1% of the value of average daily net assets over $10 billion up to and including $12.5 billion; 0.42 of 1% of the value of average daily net assets over $12.5 billion up to and including $15 billion; and 0.40 of 1% of the value of average daily net assets over $15 billion.

The Manager agreed in advance to waive all or a portion of its management fees and make certain payments to reduce expenses. This arrangement was terminated during fiscal year ended April 30, 1994. The management agreement specifies that the management fee will be reduced to the extent necessary to comply with the most stringent limits on the expenses which may be borne by the Fund as prescribed by any state in which the Fund's shares are offered for sale. The most stringent current limit requires the Manager to reduce or eliminate its fee to the extent that aggregate operating expenses of the Fund (excluding interest, taxes, brokerage commissions and extraordinary expenses such as litigation costs) would otherwise exceed in any fiscal year 2.5% of the first $30 million of average net assets of the Fund, 2% of the next $70 million of average net assets of the Fund and 1.5% of average net assets of the Fund in excess of $100 million. Expense reductions have not been necessary based on state requirements. For the fiscal years ended April 30, 1993 and 1994, the management fees, before any advance waiver, were $33,316 and $394,550, respectively. The Fund paid no management fees for the fiscal year ended April 30, 1993 and paid $191,367, respectively, for the fiscal year ended April 30, 1994. For fiscal year ended April 30, 1995, the Fund paid fees totaling $737,090.

The management agreement is in effect until April 30, 1996. Thereafter, it may continue in effect for successive annual periods providing such continuance is specifically approved at least annually by a vote of the Trust's Board of Trustees or by a vote of the holders of a majority of the Fund's outstanding voting securities, and in either event by a majority vote of the Fund's trustees who are not parties to the management agreement or interested persons of any such party (other than as trustees of the Trust), cast in person at a meeting called for that purpose. The management agreement may be terminated without penalty at any time by the Fund or by the Manager on 30 days' written notice and will automatically terminate in the event of its assignment, as defined in the 1940 Act.

Franklin/Templeton Investor Services, Inc. ("Investor Services" or "Shareholder Services Agent"), a wholly-owned subsidiary of Resources, is the shareholder servicing agent for the Fund and acts as the Fund's transfer agent and dividend-paying agent. Investor Services is compensated on the basis of a fixed fee per account.

Bank of America NT & SA, 555 California Street, 4th Floor, San Francisco, California 94104, acts as custodian of the securities and other assets of the Fund. Citibank Delaware, One Penn's Way, New Castle, Delaware 19720, acts as custodian in connection with transfer services through bank automated clearing houses. The custodians do not participate in decisions relating to the purchase and sale of portfolio securities.

Coopers & Lybrand L.L.P., 333 Market Street, San Francisco, California 94105, are the Fund's independent auditors. During the fiscal year ended April 30, 1995, their auditing services consisted of rendering an opinion on the financial statements of the Fund included in the Fund's Annual Report to Shareholders dated April 30, 1995.


The Fund's Policies Regarding
Brokers Used on Portfolio Transactions



Under the current management agreement with Advisers, the selection of brokers and dealers to execute transactions in the Fund's portfolio is made by the Manager in accordance with criteria set forth in the management agreement and any directions which the Trust's Board of Trustees may give.

When placing a portfolio transaction, the Manager attempts to obtain the best net price and execution of the transaction. On portfolio transactions which are done on a securities exchange, the amount of commission paid by the Fund is negotiated between the Manager and the broker executing the transaction. The Manager seeks to obtain the lowest commission rate available from brokers which are felt to be capable of efficient execution of the transactions. The determination and evaluation of the reasonableness of the brokerage commissions paid in connection with portfolio transactions are based to a large degree on the professional opinions of the persons responsible for the placement and review of such transactions. These opinions are formed on the basis of, among other things, the experience of these individuals in the securities industry and information available to them concerning the level of commissions being paid by other institutional investors of comparable size. The Manager will ordinarily place orders for the purchase and sale of over-the-counter securities on a principal rather than agency basis with a principal market maker unless, in the opinion of the Manager, a better price and execution can otherwise be obtained. Purchases of portfolio securities from underwriters will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers will include a spread between the bid and ask price. The Fund seeks to obtain prompt execution of orders at the most favorable net price.

The amount of commission is not the only relevant factor to be considered in the selection of a broker to execute a trade. If it is felt to be in the Fund's best interests, the Manager may place portfolio transactions with brokers who provide the types of services described below, even if it means the Fund will have to pay a higher commission than would be the case if no weight were given to the broker's furnishing of these services. This will be done only if, in the opinion of the Manager, the amount of any additional commission is reasonable in relation to the value of the services. Higher commissions will be paid only when the brokerage and research services received are bona fide and produce a direct benefit to the Fund or assist the Manager in carrying out its responsibilities to the Fund, or when it is otherwise in the best interest of the Fund to do so, whether or not such data may also be useful to the Manager in advising other clients.

When it is felt that several brokers are equally able to provide the best net price and execution, the Manager may decide to execute transactions through brokers who provide quotations and other services to the Fund, specifically including the quotations necessary to determine the value of the Fund's net assets, in such amount of total brokerage as may reasonably be required in light of such services, and through brokers who supply research, statistical and other data to the Fund and Manager in such amount of total brokerage as may reasonably be required.

It is not possible to place a dollar value on the special executions or on the research services received by Advisers from dealers effecting transactions in portfolio securities. The allocation of transactions in order to obtain additional research services permits Advisers to supplement its own research and analysis activities and to receive the views and information of individuals and research staff of other securities firms. As long as it is lawful and appropriate to do so, the Manager and its affiliates may use this research and data in their investment advisory capacities with other clients. Provided that the Fund's officers are satisfied that the best execution is obtained, the sale of Fund shares may also be considered as a factor in the selection of broker-dealers to execute the Fund's portfolio transactions.

Because Distributors is a member of the National Association of Securities Dealers, it is sometimes entitled to obtain certain fees when the Fund tenders portfolio securities pursuant to a tender-offer solicitation. As a means of recapturing brokerage for the benefit of the Fund, any portfolio securities tendered by the Fund will be tendered through Distributors if it is legally permissible to do so. In turn, the next management fee payable to Advisers under the management agreement will be reduced by the amount of any fees received by Distributors in cash, less any costs and expenses incurred in connection therewith.

If purchases or sales of securities of the Fund and one or more other investment companies or clients supervised by the Manager are considered at or about the same time, transactions in such securities will be allocated among the several investment companies and clients in a manner deemed equitable to all by the Manager, taking into account the respective sizes of the funds and the amount of securities to be purchased or sold. It is recognized that in some cases this procedure could possibly have a detrimental effect on the price or volume of the security so far as the Fund is concerned. In other cases it is possible that the ability to participate in volume transactions and to negotiate lower brokerage commissions will be beneficial to the Fund.

During the fiscal years ended April 30, 1993, 1994 and 1995, the Fund paid total brokerage commissions of $0, $156,666, and $74,757, respectively. As of April 30, 1995, the Fund did not own securities of its regular broker-dealers.


Additional Information
Regarding Fund Shares



All checks, drafts, wires and other payment mediums used for purchasing or redeeming shares of the Fund must be denominated in U.S. dollars. The Fund reserves the right, in its sole discretion, to either (a) reject any order for the purchase or sale of shares denominated in any other currency, or (b) honor the transaction or make adjustments to a shareholder's account for the transaction as of a date and with a foreign currency exchange factor determined by the drawee bank.

In connection with exchanges (see the Prospectus "Exchange Privilege"), it should be noted that since the proceeds from the sale of shares of an investment company generally are not available until the fifth business day following the redemption, the fund into which the Fund's shareholders are seeking to exchange reserves the right to delay issuing shares pursuant to an exchange until said fifth business day. The redemption of shares of the Fund to complete an exchange will be effected at the close of business on the day the request for exchange is received in proper form at the net asset value then effective.

Dividend checks which are returned to the Fund marked "unable to forward" by the postal service will be deemed to be a request by the shareholder to change the dividend option and the proceeds will be reinvested in additional shares at net asset value until new instructions are received.

The Fund may impose a $10 charge for each returned item, against any shareholder account which, in connection with the purchase of Fund shares, submits a check or a draft which is returned unpaid to the Fund.

The Fund may deduct from a shareholder's account the costs of its efforts to locate a shareholder if mail is returned as undeliverable or the Fund is otherwise unable to locate the shareholder or verify the current mailing address. These costs may include a percentage of the account when a search company charges a percentage fee in exchange for its location services.

Under agreements with certain banks in Taiwan, Republic of China, the Fund's shares are available to such banks' discretionary trust funds at net asset value. The banks may charge service fees to their customers who participate in the discretionary trusts. Pursuant to agreements, a portion of such service fees may be paid to Distributors, or an affiliate of Distributors, to help defray expenses of maintaining a service office in Taiwan, including expenses related to local literature fulfillment and communication facilities.

Class I shares of the Fund may be offered to investors in Taiwan through securities firms known locally as Securities Investment Consulting Enterprises. In conformity with local business practices in Taiwan, Class I shares of the Fund will be offered with the following schedule of sales charges:


                                          Sales
Size of Purchase - in U.S. dollars        Charge

Up to $100,000 ......................................       3%
$100,000 to $1,000,000 ..............................       2%
Over $1,000,000 .....................................       1%
Purchases and Redemptions
Through Securities Dealers

Orders for the purchase of shares of the Fund received in proper form prior to the scheduled close of the Exchange (generally 1:00 p.m. Pacific time) any business day that the Exchange is open for trading and promptly transmitted to the Fund will be based upon the public offering price determined that day. Purchase orders received by securities dealers or other financial institutions after the scheduled close of the Exchange will be effected at the Fund's public offering price on the day it is next calculated. The use of the term "securities dealer" herein shall include other financial institutions which, pursuant to an agreement with Distributors (directly or through affiliates), handle customer orders and accounts with the Fund. Such reference, however, is for convenience only and does not indicate a legal conclusion of capacity.

Orders for the redemption of shares are effected at net asset value subject to the same conditions concerning time of receipt in proper form. It is the securities dealer's responsibility to transmit the order in a timely fashion and any loss to the customer resulting from failure to do so must be settled between the customer and the securities dealer.

Special Net Asset Value Purchases -
Class I Shares

As discussed in the Prospectus under "How to Buy Shares of the Fund - Description of Special Net Asset Value Purchases," certain categories of investors may purchase Class I shares of the Fund without a front-end sales charge ("net asset value") or a contingent deferred sales charge. Distributors or one of its affiliates may make payments, out of its own resources, to securities dealers who initiate and are responsible for such purchases, as indicated below. Distributors may make these payments in the form of contingent advance payments, which may be recovered from the securities dealer, or set off against other payments due to the securities dealer, in the event of investor redemptions made within 12 months of the calendar month following purchase. Other conditions may apply. All terms and conditions may be imposed by an agreement between Distributors, or its affiliates, and the securities dealer.

The following amounts may be paid by Distributors or one of its affiliates, out of its own resources, to securities dealers who initiate and are responsible for
(i) purchases of most equity and taxable-income Franklin Templeton Funds made at net asset value by certain designated retirement plans (excluding IRA and IRA rollovers): 1.00% on sales of $1 million but less than $2 million, plus 0.80% on sales of $2 million but less than $3 million, plus 0.50% on sales of $3 million but less than $50 million, plus 0.25% on sales of $50 million but less than $100 million, plus 0.15% on sales of $100 million or more; and (ii) purchases of most taxable income Franklin Templeton Funds made at net asset value by non-designated retirement plans: 0.75% on sales of $1 million but less than $2 million, plus 0.60% on sales of $2 million but less than $3 million, plus 0.50% on sales of $3 million but less than $50 million, plus 0.25% on sales of $50 million but less than $100 million, plus 0.15% on sales of $100 million or more. These payment breakpoints are reset every 12 months for purposes of additional purchases. With respect to purchases made at net asset value by certain trust companies and trust departments of banks and certain retirement plans of organizations with collective retirement plan assets of $10 million or more, Distributors, or one of its affiliates, out of its own resources, may pay up to 1% of the amount invested.

Letter of Intent

An investor may qualify for a reduced sales charge on the purchase of Class I shares of the Fund, as described in the Prospectus. At any time within 90 days after the first investment which the investor wants to qualify for the reduced sales charge, a signed Shareholder Application, with the Letter of Intent section completed, may be filed with the Fund. After the Letter of Intent is filed, each additional investment will be entitled to the sales charge applicable to the level of investment indicated on the Letter. Sales charge reductions based upon purchases in more than one of the Franklin Templeton Funds, including Class II shares, will be effective only after notification to Distributors that the investment qualifies for a discount. The shareholder's holdings in the Franklin Templeton Funds acquired more than 90 days before the Letter of Intent is filed will be counted towards completion of the Letter of Intent but will not be entitled to a retroactive downward adjustment in the sales charge. Any redemptions made by the shareholder, other than by a designated benefit plan, during the 13-month period will be subtracted from the amount of the purchases for purposes of determining whether the terms of the Letter of Intent have been completed. If the Letter of Intent is not completed within the 13-month period, there will be an upward adjustment of the sales charge, depending upon the amount actually purchased (less redemptions) during the period. The upward adjustment does not apply to designated benefit plans. An investor who executes a Letter of Intent prior to a change in the sales charge structure for the Fund will be entitled to complete the Letter of Intent at the lower of (i) the new sales charge structure; or (ii) the sales charge structure in effect at the time the Letter of Intent was filed with the Fund.

As mentioned in the Prospectus, five percent (5%) of the amount of the total intended purchase will be reserved in shares of the Fund registered in the investor's name, unless the investor is a designated benefit plan. If the total purchases, less redemptions, equal the amount specified under the Letter, the reserved shares will be deposited to an account in the name of the investor or delivered to the investor or the investor's order. If the total purchases, less redemptions, exceed the amount specified under the Letter of Intent and is an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made by Distributors and the securities dealer through whom purchases were made pursuant to the Letter of Intent (to reflect such further quantity discount) on purchases made within 90 days before and on those made after filing the Letter. The resulting difference in offering price will be applied to the purchase of additional shares at the offering price applicable to a single purchase or the dollar amount of the total purchases. If the total purchases, less redemptions, are less than the amount specified under the Letter, the investor will remit to Distributors an amount equal to the difference in the dollar amount of sales charge actually paid and the amount of sales charge which would have applied to the aggregate purchases if the total of such purchases had been made at a single time. The shareholder will receive a written notification from Distributors requesting the remittance. Upon such remittance the reserved shares held for the investor's account will be deposited to an account in the name of the investor or delivered to the investor or to the investor's order. If within 20 days after written request such difference in sales charge is not paid, the redemption of an appropriate number of reserved shares to realize such difference will be made. In the event of a total redemption of the account prior to fulfillment of the Letter of Intent, the additional sales charge due will be deducted from the proceeds of the redemption, and the balance will be forwarded to the investor.

If a Letter of Intent is executed on behalf of a benefit plan (such plans are described under "Purchases at Net Asset Value" in the Prospectus), the level and any reduction in sales charge for these designated benefit plans will be based on actual plan participation and the projected investments in the Franklin Templeton Funds under the Letter of Intent. Benefit plans are not subject to the requirement to reserve 5% of the total intended purchase, or to any penalty as a result of the early termination of a plan, nor are benefit plans entitled to receive retroactive adjustments in price for investments made before executing the Letter of Intent.

Redemptions in Kind

The Fund has committed itself to pay in cash (by check) all requests for redemption by any shareholder of record, limited in amount, however, during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the SEC. In the case of requests for redemption in excess of such amounts, the trustees reserve the right to make payments in whole or in part in securities or other assets of the Fund from which the shareholder is redeeming, in case of an emergency, or if the payment of such a redemption in cash would be detrimental to the existing shareholders of the Fund. In such circumstances, the securities distributed would be valued at the price used to compute the Fund's net assets. Should the Fund do so, a shareholder may incur brokerage fees in converting the securities to cash. The Fund does not intend to redeem illiquid securities in kind; however, should it happen, shareholders may not be able to timely recover their investment and may also incur brokerage costs in selling such securities.

Redemptions by the Fund

Due to the relatively high cost of handling small investments, the Fund reserves the right to redeem, involuntarily, at net asset value, the shares of any shareholder whose account has a value of less than one-half of the initial minimum investment required for that shareholder, but only where the value of such account has been reduced by the shareholder's prior voluntary redemption of shares. Until further notice, it is the present policy of the Fund not to exercise this right with respect to any shareholder whose account has a value of $50 or more. In any event, before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares in the account is less than the minimum amount and allow the shareholder 30 days to make an additional investment in an amount which will increase the value of the account to at least $100.

Calculation of Net Asset Value

As noted in the Prospectus, the Fund generally calculates net asset value as of the scheduled close of the Exchange (generally 1:00 p.m. Pacific time) each day that the Exchange is open for trading. As of the date of this SAI, the Fund is informed that the Exchange observes the following holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The Fund's portfolio securities are valued as stated in the Prospectus. Generally, trading in corporate bonds, U.S. government securities and money market instruments is substantially completed each day at various times prior to the close of the Exchange. The values of such securities used in computing the net asset value of the Fund's shares are determined as of such times. Occasionally, events affecting the values of such securities may occur between the times at which they are determined and the scheduled close of the Exchange which will not be reflected in the computation of the Fund's net asset value. If events materially affecting the value of such securities occur during such period, then these securities will be valued at their fair value as determined following procedures approved by the Board of Trustees.

Reinvestment Date

Shares acquired through the reinvestment of dividends will be purchased at the net asset value determined on the business day following the dividend record date. The processing date for the reinvestment of dividends may vary from month to month, and does not affect the amount or value of the shares acquired.

Reports to Shareholders

The Fund sends annual and semi-annual reports to its shareholders regarding the Fund's performance and its portfolio holdings. Shareholders who would like to receive an interim quarterly report may phone Fund Information at 1-800/DIAL BEN.

Special Services

The Franklin Templeton Institutional Services Department of Distributors provides specialized services, including recordkeeping, for institutional investors of the Fund. The cost of these services is not borne by the Fund.

Investor Services may pay certain financial institutions which maintain omnibus accounts with the Fund on behalf of numerous beneficial owners for recordkeeping operations performed with respect to such beneficial owners. For each beneficial owner in the omnibus account, the Fund may reimburse Investor Services an amount not to exceed the per account fee which the Fund normally pays Investor Services. Such financial institutions may also charge a fee for their services directly to their clients.


Additional Information Regarding Taxation



As stated in the Prospectus, the Fund intends to continue to qualify as a regulated investment company under Subchapter M of the Code. The trustees reserve the right not to maintain the qualification of the Fund as a regulated investment company if they determine such course of action to be beneficial to the shareholders. In such case, the Fund will be subject to federal and possibly state corporate taxes on its taxable income and gains, and distributions to shareholders will be ordinary dividend income to the extent of the Fund's available earnings and profits.

Subject to the limitations discussed below, all or a portion of the income distributions paid by the Fund may be treated by corporate shareholders as qualifying dividends for purposes of the dividends-received deduction under federal income tax law. If the aggregate qualifying dividends received by the Fund (generally, dividends from U.S. domestic corporations, the stock in which is not debt-financed by the Fund and is held for at least a minimum holding period) is less than 100% of its distributable income, then the amount of the Fund's dividends paid to corporate shareholders which may be designated as eligible for such deduction will not exceed the aggregate qualifying dividends received by the Fund for the taxable year. The amount or percentage of income qualifying for the corporate dividends-received deduction will be declared by the Fund annually in a notice to shareholders mailed shortly after the end of the Fund's fiscal year.

Corporate shareholders should note that dividends paid by a Fund from sources other than the qualifying dividends it receives will not qualify for the dividends-received deduction. For example, any interest income and net short-term capital gain (in excess of any net long-term capital loss or capital loss carryover) included in investment company taxable income and distributed by a Fund as a dividend will not qualify for the dividends-received deduction.

Corporate shareholders should also note that availability of the corporate dividends-received deduction is subject to certain restrictions. For example, the deduction is eliminated unless the Fund shares have been held (or deemed held) for at least 46 days in a substantially unhedged manner. The dividends-received deduction may also be reduced to the extent interest paid or accrued by a corporate shareholder is directly attributable to its investment in Fund shares. The entire dividend, including the portion which is treated as a deduction, is includable in the tax base on which the alternative minimum tax is computed and may also result in a reduction in the shareholder's tax basis in its Fund shares, under certain circumstances, if the shares have been held for less than two years. Corporate shareholders whose investment in the Fund is "debt financed" for these tax purposes should consult with their tax advisors concerning the availability of the dividends-received deduction.

The Code requires all funds to distribute at least 98% of their taxable ordinary income earned during the calendar year and at least 98% of their capital gain net income earned during the twelve month period ending October 31 of each year (in addition to amounts from the prior year that were neither distributed, nor taxed to the Fund) to shareholders by December 31 of each year in order to avoid the imposition of a federal excise tax. Under these rules, certain distributions which are declared in October, November or December but which, for operational reasons, may not be paid to the shareholder until the following January, will be treated for tax purposes as if paid by the Fund and received by the shareholder on December 31 of the calendar year in which they are declared. The Fund intends as a matter of policy to declare and pay such dividends, if any, in December to avoid the imposition of this tax, but does not guarantee that its distributions will be sufficient to avoid any or all federal excise taxes.

Redemptions and exchanges of Fund shares are taxable transactions for federal and state income tax purposes. For most shareholders, gain or loss will be recognized in an amount equal to the difference between the shareholder's basis in the shares and the amount realized from the transaction, subject to the rules described below. If such shares are a capital asset in the hands of the shareholder, gain or loss will be capital gain or loss and will be long-term for federal income tax purposes if the shares have been held for more than one year.

All or a portion of the sales charge incurred in purchasing shares of the Fund will not be included in the federal tax basis of such shares sold or exchanged within 90 days of their purchase (for purposes of determining gain or loss with respect to such shares) if the sales proceeds are reinvested in the Fund or in another fund in the FranklinTempleton Funds (defined under "How to Buy Shares of the Fund" in the Prospectus) and a sales charge which would otherwise apply to the reinvestment is reduced or eliminated. Any portion of such sales charge excluded from the tax basis of the shares sold will be added to the tax basis of the shares acquired in the reinvestment.

All or a portion of a loss realized upon a redemption of shares will be disallowed to the extent other shares of the Fund are purchased (through reinvestment of dividends or otherwise) within 30 days before or after such redemption. Any loss disallowed under these rules will be added to the tax basis of the shares purchased.

The Fund's investment in options, futures contracts and forward contracts, including transactions involving actual or deemed short sales, or foreign exchange gains or losses are subject to many complex and special tax rules. For example, OTC options on debt securities and equity options, including options on stock and on narrow-based stock indexes, will be subject to tax under Section 1234 of the Code, generally producing a long-term or short-term capital gain or loss upon exercise, lapse, or closing out of the option or sale of the underlying stock or security. By contrast, the Fund's treatment of certain other options, futures and forward contracts entered into by the Fund is generally governed by Section 1256 of the Code. These "Section 1256" positions generally include listed options on debt securities, options on broad-based stock indexes, options on securities indexes, options on futures contracts, regulated futures contracts and certain foreign currency contracts and options thereon.

Absent a tax election to the contrary, each such Section 1256 position held by the Fund will be marked-to-market (i.e., treated as if it were sold for fair market value) on the last business day of the Fund's fiscal year, and all gain or loss associated with fiscal year transactions and mark-to-market positions at fiscal year end (except certain foreign currency gain or loss covered by Section 988 of the Code) will generally be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. The effect of Section 1256 mark-to-market rules may be to accelerate income or to convert what otherwise would have been long-term capital gains into short-term capital gains or short-term capital losses into long-term capital losses within the Fund. The acceleration of income on Section 1256 positions may require the Fund to accrue taxable income without the corresponding receipt of cash. In order to generate cash to satisfy the distribution requirements of the Code, the Fund may be required to dispose of portfolio securities that it otherwise would have continued to hold or to use cash flows from other sources such as the sale of Fund shares. In these ways, any or all of these rules may affect the amount, character and time of income distributed to shareholders by the Fund.

When the Fund holds an option or contract which substantially diminishes the Fund's risk of loss with respect to another position of the Fund (as might occur in some hedging transactions), this combination of positions could be treated as a straddle for tax purposes, resulting in possible deferral of losses, adjustments in the holding periods of Fund securities and conversion of short-term capital losses into long-term capital losses. Certain tax elections exist for mixed straddles, i.e., straddles comprised of at least one Section 1256 position and at least one non-Section 1256 position, which may reduce or eliminate the operation of these straddle rules.

As a regulated investment company, the Fund is also subject to the requirement that less than 30% of its annual gross income be derived from the sale or other disposition of securities and certain other investments held for less than three months, ("short-short income"). This requirement may limit the Fund's ability to engage in options, straddles, hedging transactions and forward or futures contracts because these transactions are often consummated in less than three months, may require the sale of portfolio securities held less than three months and may, as in the case of short sales of portfolio securities, reduce the holding periods of certain securities within the Fund, resulting in additional short-short income for the Fund.

The Fund will monitor its transactions in such options and futures contracts and may make certain other tax elections in order to mitigate the effect of the above rules and to prevent disqualification of the Fund as a regulated investment company under Subchapter M of the Code.

In order for the Fund to qualify as a regulated investment company, at least 90% of the Fund's annual gross income must consist of dividends, interest and certain other types of qualifying income, and no more than 30% of its annual gross income may be derived from the sale or other disposition of securities or certain other instruments held for less than three months. Foreign exchange gains are presently treated as qualifying income for purposes of this 90% limitation. Foreign exchange gains derived by the Fund with respect to the Fund's business of investing in stock or securities or options or futures with respect to such stock or securities is qualifying income for purposes of this 90% limitation.

Currency speculation or the use of currency forward contracts or other currency instruments for non-hedging purposes may generate gains deemed to be not derived with respect to the Fund's principal business of investing in stock or securities and related options or futures. Under current law, non-directly-related gains arising from foreign currency positions or instruments held for less than three months are treated as derived from the disposition of securities held less than three months in determining the Fund's compliance with the 30% limitation. The Fund will limit its activities involving foreign exchange gains to the extent necessary to comply with these requirements.

If the Fund owns shares in a foreign corporation that constitutes a "passive foreign investment company" (a "PFIC") for federal income tax purposes and the Fund does not elect to treat the foreign corporation as a "qualified electing fund" within the meaning of the Code, the Fund may be subject to U.S. federal income taxation on a portion of any "excess distribution" it receives from the PFIC or any gain it derives from the disposition of such shares, even if such income is distributed as a taxable dividend by the Fund to its U.S. shareholders. The Fund may also be subject to additional interest charges in respect of deferred taxes arising from such distributions or gains. Any federal income tax paid by the Fund as a result of its ownership of shares of a PFIC will not give rise to a deduction or credit to the Fund or to any shareholder. A PFIC means any foreign corporation if, for the taxable year involved, either (i) it derives at least 75 percent of its income from "passive income" (including, but not limited to, interest, dividends, royalties, rents and annuities), or
(ii) on average, at least 50 percent of the value (or adjusted basis, if elected) of the assets held by the corporation produce "passive income."

On April 1, 1992, proposed U.S. Treasury regulations were issued regarding a special mark to market election for regulated investment companies. Under these regulations, the annual mark-to-market gain, if any, on shares held by a Fund in a PFIC would be treated as an excess distribution received by the Fund in the current year, eliminating the deferral and the related interest charge. Such excess distribution amounts are treated as ordinary income, which the Fund will be required to distribute to shareholders even though the Fund has nor received any cash to satisfy this distribution requirement. These regulations would be effective for taxable years ending after the promulgation of the proposed regulations as final regulations.


The Fund's Underwriter



Pursuant to an underwriting agreement in effect until April 30, 1996, Distributors acts as principal underwriter in a continuous public offering for both classes of the Fund's shares. The underwriting agreement will continue in effect for successive annual periods provided that its continuance is specifically approved at least annually by a vote of the Trust's Board of Trustees, or by a vote of the holders of a majority of the Fund's outstanding voting securities, and in either event by a majority vote of the Trust's trustees who are not parties to the underwriting agreement or interested persons of any such party (other than as trustees of the Trust), cast in person at a meeting called for that purpose. The underwriting agreement terminates automatically in the event of its assignment and may be terminated by either party on 90 days' written notice.

Distributors pays the expenses of distribution of Fund shares, including advertising expenses and the costs of printing sales material and prospectuses used to offer shares to the public. The Fund pays the expenses of preparing and printing amendments to its registration statements and prospectuses (other than those necessitated by the activities of Distributors) and of sending prospectuses to existing shareholders.

In connection with the offering of Class I shares, aggregate underwriting commissions for the fiscal years ended April 30, 1993, 1994 and 1995 were $419,248, $2,538,088, and $664,553, respectively. After allowances to dealers, Distributors retained $18,194, $304,423, and $76,600, respectively. Distributors may be entitled to reimbursement under the distribution plan relating to Class I shares as discussed in "Plans of Distribution" below. Distributors received no other compensation from the Fund for acting as underwriter.

Plans of Distribution

Each class of the Fund has adopted a Distribution Plan ("Class I Plan" and "Class II Plan," respectively or "Plans"), pursuant to Rule 12b-1 under the 1940 Act.

The Class I Plan

Pursuant to the Class I Plan, Distributors or others will be entitled to be reimbursed each quarter up to a maximum of .25% for actual expenses incurred in the distribution and promotion of Class I shares, including, but not limited to, the printing of prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of Distributors' overhead expenses attributable to the distribution of Class I shares, as well as any distribution or service fees paid to securities dealers or their firms or others who have executed a servicing agreement with the Fund, Distributors or its affiliates.

The Class II Plan

Under the Class II Plan, the Fund pays to Distributors for distribution expenses up to .75% per annum of Class II's average daily net assets, payable quarterly. Such fees may be used in order to compensate Distributors or others for providing distribution and related services and bearing certain expenses of the Class. All expenses of distribution and marketing over that amount will be borne by Distributors, or others who have incurred them, without reimbursement by the Fund. In addition to this amount, under the Class II Plan, the Fund shall pay 0.25% per annum, payable quarterly, of the Class' average daily net assets as a servicing fee. This fee will be used to pay dealers or others for, among other things, assisting in establishing and maintaining customer accounts and records; assisting with purchase and redemption requests; receiving and answering correspondence; monitoring dividend payments from the Fund on behalf of customers, and similar activities related to furnishing personal services and maintaining shareholder accounts. Distributors may pay the securities dealer, from its own resources, a commission of up to 1% of the amount invested at the time of investment.

In General

In addition to the payments to which Distributors or others are entitled under the Plans, the Plans also provide that to the extent the Fund, the Manager or Distributors or other parties on behalf of the Fund, the Manager or Distributors, make payments that are deemed to be payments for the financing of any activity primarily intended to result in the sale of each class of shares of the Fund within the context of Rule 12b-1 under the 1940 Act, then such payments shall be deemed to have been made pursuant to the Plans.

In no event shall the aggregate asset-based sales charges which include payments made under a Plan, plus any other payments deemed to be made pursuant to a Plan, exceed the amount permitted to be paid pursuant to the Rules of Fair Practice of the National Association of Securities Dealers, Inc., Article III, Section 26(d)4. The terms and provisions of the Plan relating to required reports, term, and approval are consistent with Rule 12b-1. The Plans do not permit unreimbursed expenses incurred in a particular year to be carried over or reimbursed in subsequent years.

To the extent fees are for distribution or marketing functions, as distinguished from administrative servicing or agency transactions, certain banks may not be entitled to participate in the Plan to the extent that applicable federal law prohibits certain banks from engaging in the distribution of mutual fund shares. Such banking institutions, however, are permitted to receive fees under the Plans for administrative servicing or for agency transactions. If a bank were prohibited from providing such services, its customers who are shareholders would be permitted to remain shareholders of the Fund, and alternate means for continuing the servicing of such shareholders would be sought. In such an event, changes in the services provided might occur and such shareholders might no longer be able to avail themselves of any automatic investment or other services then being provided by the bank. It is not expected that shareholders would suffer any adverse financial consequences as a result of any of these changes. Securities laws of states in which the Fund's shares are offered for sale may differ from the interpretations of federal law expressed herein, and banks and financial institutions selling shares of the Fund may be required to register as dealers pursuant to state law.

The Plans have been approved in accordance with the provisions of Rule 12b-1. Both Plans are effective through April 30, 1996, and renewable annually by a vote of the Trust's Board of Trustees, including a majority vote of the trustees who are non-interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plans, cast in person at a meeting called for that purpose. It is also required that the selection and nomination of such trustees be done by the non-interested trustees. The Class I Plan and any related agreement may be terminated at any time, without any penalty, by vote of a majority of the non-interested trustees on not more than 60 days' written notice, by Distributors on not more than 60 days' written notice, by any act that constitutes an assignment of the management agreement with the Manager or the underwriting agreement with Distributors, or by vote of a majority of Class I's outstanding shares. The Class II Plan and any related agreement may be terminated at any time, without any penalty, by vote of a majority of the non-interested trustees on not more than 60 days' written notice, by Distributors, on not more than 60 days' written notice, by any act that constitutes an assignment of the management agreement with the Manager or by vote of a majority of Class II's outstanding shares. Distributors or any dealer or other firm may also terminate their respective distribution or service agreement at any time upon written notice.

With respect to a Plan, the Plan and any related agreements may not be amended to increase materially the amount to be spent for distribution expenses without approval by a majority of the Fund's outstanding shares, and all material amendments to the Plan or any related agreements shall be approved by a vote of the non-interested trustees, cast in person at a meeting called for the purpose of voting on any such amendment.

Distributors is required to report in writing to the Board of Trustees at least quarterly on the amounts and purpose of any payment made under the Plans and any related agreements, as well as to furnish the Board of Trustees with such other information as may reasonably be requested in order to enable the Board of Trustees to make an informed determination of whether the Plans should be continued.

For the fiscal year ended April 30, 1995, the total amount paid by the Fund pursuant to the Class I Plan was $283,696, all of which was paid to dealers.


General Information



Performance

As noted in the Prospectus, the Fund may from time to time quote various performance figures to illustrate the Fund's past performance. It may occasionally cite statistics to reflect its volatility or risk.

Performance quotations by investment companies are subject to rules recently adopted by the SEC. These rules require the use of standardized performance quotations or, alternatively, that every non-standardized performance quotation furnished by the Fund be accompanied by certain standardized performance information computed as required by the SEC. Current yield and average annual compounded total return quotations used by the Fund are based on the new standardized methods of computing performance mandated by the SEC. An explanation of those and other methods used by the Fund to compute or express performance follows.

Total Return

The average annual total return is determined by finding the average annual compounded rates of return over one-, five-, and ten-year periods (or fractional portion thereof) that would equate an initial hypothetical $1,000 investment to its ending redeemable value. The calculation assumes the maximum front-end sales charge is deducted from the initial $1,000 purchase order and income dividends and capital gains are reinvested at net asset value. The quotation assumes the account was completely redeemed at the end of each one-, five- and ten-year period and the deduction of all applicable charges and fees. If a change is made on the sales charge structure, historical performance information will be restated to reflect the maximum front-end sales charge in effect currently.

In considering the quotations of total return by the Fund, investors should remember that the maximum front-end sales charge reflected in each quotation is a one-time fee (charged on all direct purchases) which will have its greatest impact during the early stages of an investor's investment in the Fund. The actual performance of an investment will be affected less by this charge the longer an investor retains the investment in the Fund. The average annual compounded rates of return for the Fund for the one-year period ended April 30, 1995, was -1.45% and for the period from inception (July 2, 1992) to April 30, 1995, was 9.49%.

These figures were calculated according to the Securities and Exchange Commission formula:

                                       n
                                 P(1+T)  = ERV


where:

P = a hypothetical initial payment of $1,000

T = average annual total return

n = number of years

ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of the one-, five-, or ten-year periods at the end of the one-, five-, or ten-year periods (or fractional portion thereof)

As discussed in the Prospectus, the Fund may quote total rates of return in addition to its average annual total return. Such quotations are computed in the same manner as the Fund's average annual compounded rate, except that such quotations will be based on the Fund's actual return for a specified period rather than on its average return over one-, five- and ten-year periods, or fractional portion thereof. The total rates of return for the Fund for a one-year period ended April 30, 1995, was -1.45%, and for the period from inception (July 2, 1992) to April 30, 1995, was 29.24%.

Yield

Current yield reflects the income per share earned by the Fund's portfolio investments.

Current yield is determined by dividing the net investment income per share earned during a 30-day base period by the maximum offering price per share on the last day of the period and annualizing the result. Expenses accrued for the period include any fees charged to all shareholders during the base period. The yield for the Fund for the 30-day period ended on the date of the financial statements incorporated herein by reference to the Trust's Annual Report to Shareholders dated April 30, 1995 was 3.12%.

This figure was obtained using the following SEC formula:

                                          6
                 Yield =    2 [( a-b + 1 )6 - 1]
                                 ---
                                 cd

where:

a    = dividends and interest earned during the period
b    = expenses accrued for the period (net of reductions)
c = the average daily number of shares outstanding during the period that were entitled to receive dividends
d    = the maximum offering price per share on the last day of the period

Current Distribution Rate

Yield which is calculated according to a formula prescribed by the SEC is not indicative of the amounts which were or will be paid to the Fund's shareholders. Amounts paid to shareholders are reflected in the quoted "current distribution rate." The current distribution rate is computed by dividing the total amount of dividends per share paid by the Fund during the past 12 months by a current maximum offering price. Under certain circumstances, such as when there has been a change in the amount of dividend payout, or a fundamental change in investment policies, it might be appropriate to annualize the dividends paid over the period such policies were in effect, rather than using the dividends during the past 12 months. The current distribution rate differs from the current yield computation because it may include distributions to shareholders from sources other than dividends and interest, such as premium income from option writing and short-term capital gains, and is calculated over a different period of time.

Volatility

Occasionally statistics may be used to specify Fund volatility or risk. Measures of volatility or risk are generally used to compare Fund net asset value or performance relative to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market as represented by the S & P's 500 Stock Index. A beta of more than 1.00 indicates volatility greater than the market, and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average over a specified period of time. The premise is that greater volatility connotes greater risk undertaken in achieving performance.

Other Performance Quotations

With respect to those categories of investors who are permitted to purchase shares of the Fund at net asset value, sales literature pertaining to the Fund may quote a current distribution rate, yield, total return, average annual total return and other measures of performance as described elsewhere in this SAI with the substitution of net asset value for the public offering price.

Sales literature referring to the use of the Fund as a potential investment for Individual Retirement Accounts (IRAs), Business Retirement Plans, and other tax-advantaged retirement plans may quote a total return based upon compounding of dividends on which it is presumed no federal income tax applies.

Regardless of the method used, past performance is not necessarily indicative of future results, but is an indication of the return to shareholders only for the limited historical period used.

The Fund may include in its advertising or sales material information relating to investment objectives and performance results of funds belonging to the Templeton Group of Funds. Resources is the parent company of the advisers and underwriters of both the Franklin Group of Funds(R) and Templeton Group of Funds.

Comparisons

To help investors better evaluate how an investment in the Fund might satisfy their investment objective, advertisements and other materials regarding the Fund may discuss various measures of Fund performance as reported by various financial publications. Materials may also compare performance (as calculated above) to performance as reported by other investments, indices, and averages. Such comparisons may include, but are not limited to, the following examples:

a) Dow Jones Composite Average or its component averages - an unmanaged index composed of 30 blue-chip industrial corporation stocks (Dow Jones Industrial Average), 15 utilities company stocks (Dow Jones Utilities Average), and 20 transportation company stocks. Comparisons of performance assume reinvestment of dividends.

b) S&P's 500 Stock Index or its component indices - an unmanaged index composed of 400 industrial stocks, 40 financial stocks, 40 utilities stocks, and 20 transportation stocks. Comparisons of performance assume reinvestment of dividends.

c) The Exchange composite or component indices - unmanaged indices of all industrial, utilities, transportation, and finance stocks listed on the Exchange.

d) Wilshire 5000 Equity Index - represents the return on the market value of all common equity securities for which daily pricing is available. Comparisons of performance assume reinvestment of dividends.

e) Lipper - Mutual Fund Performance Analysis and Lipper - Fixed Income Fund Performance Analysis - measure of total return and average current yield for the mutual fund industry. Rank individual mutual fund performance over specified time periods, assuming reinvestment of all distributions, exclusive of any applicable sales charges.

f) CDA Mutual Fund Report, published by CDA Investment Technologies, Inc. - analyzes price, current yield, risk, total return, and average rate of return (average annual compounded growth rate) over specified time periods for the mutual fund industry.

g) Mutual Fund Source Book, published by Morningstar, Inc. - analyzes price, yield, risk, and total return for equity funds.

h) Valueline Index - an unmanaged index which follows the stocks of approximately 1,700 companies.

i) Consumer Price Index (or Cost of Living Index), published by the U.S. Bureau of Labor Statistics - a statistical measure of change, over time, in the price of goods and services in major expenditure groups.

j) Historical data supplied by the research departments of First Boston Corporation, the J. P. Morgan companies, Salomon Brothers, Merrill Lynch, Pierce, Fenner & Smith, Lehman Brothers and Bloomberg L.P.

k) Financial publications: The Wall Street Journal and Business Week, Changing Times, Financial World, Forbes, Fortune and Money magazines - provide performance statistics over specified time periods.

l) Morgan Stanley Capital International World Indices, including, among others, the Morgan Stanley Capital International Europe, Australia, Far East Index ("EAFE Index"). The EAFE index is an unmanaged index of more than 1,000 companies of Europe, Australia and the Far East.

m) Financial Times Actuaries Indices - including the FTA-World Index (and components thereof), which are based on stocks in major world equity markets.

From time to time, advertisements or information for the Fund may include a discussion of certain attributes or benefits to be derived by an investment in the Fund. Such advertisements or information may include symbols, headlines, or other material which highlight or summarize the information discussed in more detail in the communication.

Advertisements or information may also compare the Fund's performance to the return on certificates of deposit or other investments. Investors should be aware, however, that an investment in the Fund involves the risk of fluctuation of principal value, a risk generally not present in an investment in a certificate of deposit issued by a bank. For example, as the general level of interest rates rise, the value of the Fund's fixed-income investments, as well as the value of its shares which are based upon the value of such portfolio investments, can be expected to decrease. Conversely, when interest rates decrease, the value of the Fund's shares can be expected to increase. Certificates of deposit are frequently insured by an agency of the U.S. government. An investment in the Fund is not insured by any federal, state or private entity.

In assessing such comparisons of performance, an investor should keep in mind that the composition of the investments in the reported indices and averages is not identical to the Fund's portfolio, that the indices and averages are generally unmanaged, and that the items included in the calculations of such averages may not be identical to the formula used by the Fund to calculate its figures. In addition there can be no assurance that the Fund will continue this performance as compared to such other averages.

Other Features and Benefits

The Fund may help investors achieve various investment goals such as accumulating money for retirement, saving for a down payment on a home, college cost and/or other long-term goals. The Franklin College Costs Planner may assist an investor in determining how much money must be invested on a monthly basis in order to have a projected amount available in the future to fund a child's college education. (Projected college cost estimates are based upon current costs published by the College Board.) The Franklin Templeton Retirement Planning Guide leads an investor through the steps to start a retirement savings program. Of course, an investment in the Fund cannot guarantee that such goals will be met.

Miscellaneous Information

The Fund is a member of the Franklin Templeton Group of Funds, one of the largest mutual fund organizations in the United States and may be considered in a program for diversification of assets. Founded in 1947, Franklin, one of the oldest mutual fund organizations, has managed mutual funds for over 47 years and now services more than 2.5 million shareholder accounts. In 1992, Franklin, a leader in managing fixed-income mutual funds and an innovator in creating domestic equity funds, joined forces with Templeton Worldwide, Inc., a pioneer in international investing. Together, the Franklin/Templeton Group has over $128 billion in assets under management for more than 3.8 million shareholder accounts in addition to foundations and endowments, employee benefit plans, and individuals and offers 162 U.S.-based mutual funds.
The Fund may identify itself by its NASDAQ or CUSIP number.

The Dalbar Surveys, Inc. broker/dealer survey has ranked Franklin number one in service quality for five of the past seven years.

Franklin has been managing utility securities since 1948. As a pioneer in running the oldest mutual fund exclusively devoted to utilities, this expertise is applied to the management of the Fund.

Access persons of the Franklin Templeton Group, as defined in SEC Rule 17(j) under the 1940 Act, who are employees of Resources or its subsidiaries, are permitted to engage in personal securities transactions subject to the following general restrictions and procedures: (1) The trade must receive advance clearance from a Compliance Officer and must be completed within 24 hours after this clearance; (2) Copies of all brokerage confirmations must be sent to the Compliance Officer and within 10 days after the end of each calendar quarter, a report of all securities transactions must be provided to the Compliance Officer; (3) In addition to items (1) and (2), access persons involved in preparing and making investment decisions must file annual reports of their securities holdings each January and also inform the Compliance Officer (or other designated personnel) if they own a security that is being considered for a fund or other client transaction or if they are recommending a security in which they have an ownership interest for purchase or sale by a fund or other client.

Ownership and Authority Disputes

In the event of disputes involving multiple claims of ownership or authority to control a shareholder's account, the Fund has the right (but has no obligation) to: (a) freeze the account and require the written agreement of all persons deemed by the Fund to have a potential property interest in the account, prior to executing instructions regarding the account; (b) interplead disputed funds or accounts with a court of competent jurisdiction; or (c) surrender ownership of all or a portion of the account to the Internal Revenue Service in response to a Notice of Levy.


Appendix



Description of Bond Ratings*

Moody's

Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa - Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through B in its corporate bond ratings. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; modifier 2 indicates a mid-range ranking; and modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P

AAA - Bonds rated AAA are highest grade debt obligation. This rating indicates an extremely strong capacity to pay principal and interest.

AA - Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A - Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB - Bonds rated BBB are regarded as having an adequate capacity to pay principal and interest. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in the A category.

Commercial Paper Ratings

Moody's

Moody's Commercial paper ratings, are opinions of the ability of issuers to repay punctually their promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designations, all judged to be investment grade, to indicate the relative repayment capacity of rated issuers:

P-1 (Prime-1): Superior capacity for repayment.

P-2 (Prime-2): Strong capacity for repayment.

S&P

S&P's ratings are a current assessment of the likelihood of timely payment of debt obligations having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. Issues within the "A" category are delineated with numbers 1, 2 and 3 to indicate the relative degree of safety, as follows:

A-1 - This designation indicates that the degree of safety regarding timely payment is very strong. A "plus" (+) designation indicates an even stronger likelihood of timely payment.

A-2 - Capacity for timely payments on issues with this designation is strong. The relative degree of safety, however, is not as high for issues designated "A-1."


*Ratings are generally given to securities at the time of issuance. While the rating agencies may from time to time revise such ratings, they undertake no obligation to do so.


Financial Statements

The audited financial statements contained in the Annual Report to Shareholders of the Trust dated April 30, 1995, including the auditors' report, are incorporated herein by reference.

Templeton Global
Utilities

--------------------------------------------------------------------------------

Your Fund's Objective:

Templeton Global Utilities seeks to provide a high level of total return (income plus capital appreciation), without incurring undue risk, through investment in equity and debt securities of domestic and foreign companies in the utility industries.

--------------------------------------------------------------------------------


October 16, 1995

Dear Shareholder:

We are pleased to bring you the sixth annual report for the Templeton Global Utilities Fund, which covers the fiscal year ended August 31, 1995. Volatile interest rates, currency turmoil and regulatory changes are among the factors that made the period challenging for global utilities investors.

During the first half of the period, rising U.S. interest rates contributed to the steep declines in the stock prices of utility companies worldwide. In December 1994, Mexico's sudden peso devaluation damaged investors' confidence in many emerging markets where we have holdings. Investor concerns eased during the remainder of the fiscal year, as stability returned to these markets and global interest rates began to fall. Within this environment, the Fund provided a return of 3.66% in terms of net asset value, as shown in the Performance Summary on page 7. Unfortunately, in terms of market price, total return was -9.88%. One reason for this differential might have been the dividend reduction, in September 1994, from five cents to four cents per share per month. However, the new dividend policy has allowed the Fund to purchase lower-yielding shares which can provide higher total return over the long term.

One issue which has had, and will continue to have, a profound impact on the future performance of the sector is the ongoing evolution of the different regulatory frameworks used by different countries around the world. We have tried to focus on some of these changes in this letter.

As of August 31, 1995, the U.S. and U.K. electric utility markets represented the two largest geographic sectors in the Fund. Interestingly, these two countries have very different regulatory frameworks. In the U.S., electric utilities are typically allowed to earn a specified rate of return which reflects the company's cost of capital and their approved rate base. Prices are set at a level that yields this return based on forecasts of demand and expenses. This is called "rate of return" regulation. By contrast, a price-capping system is used in the U.K. for electricity distributing companies. Under this system prices are set for a specified period, during which the utility is allowed to keep whatever level of profit it can manage. The purpose of this type of regulation is to provide more incentive for management to reduce costs, since the benefits of those

--------------------------------------------------------------------------------

Templeton Global Utilities

Geographic Distribution on 8/31/95
Based on Total Net Assets

                           [PIE CHART APPEARS HERE]

                   Canada                               1.8%

                   Australia & New Zealand              6.1%

                   Latin America                       11.4%

                   Asia                                12.1%

                   Europe                              29.6%

                   United States                       39.0%

cost reductions are kept by the company and its shareholders. The consumer also benefits because a real reduction in rates can be specified under the price-capping formula.

Since their privatization in 1991, the U.K. regional electricity companies have cut prices and improved service levels. However, the public has grown increasingly dissatisfied with the new regulatory system. Consumer groups feel that large dividends for shareholders and excessive compensation for chief executives mean that the regulator has allowed too much of the massive cost savings achieved so far to flow to the companies and too little to the public. It is likely that such protests were a contributing factor to the decision by the regulator to reset prices, a move which dealt a blow to investor confidence and sent share prices tumbling. For the Fund, this turmoil was an opportunity to add shares of companies that we believed were oversold to our U.K. holdings. There has since been a price recovery in the sector, as the new electricity price controls proved less onerous than was at first expected.

A second distinction between the U.K. and U.S. systems is the structure of their respective power markets. The electric industry can be split into three distinct parts including generation of power, transmission over high voltage lines, and distribution to customers. In the U.S., profits from all three activities are typically heavily regulated and combined in a single entity. The U.K. has separated these activities with the distribution and transmission functions regulated as discussed above. In contrast, generators in the U.K. sell their power at competitively determined prices into a pool. The Fund currently owns convertible bonds of National Power PLC, the largest thermal producer in England. One of the reasons we like the shares is that management should be able to apply the lessons learned from this competitive environment to potentially lucrative projects being pursued in emerging market countries such as Pakistan.


--------------------------------------------------------------------------------

Templeton Global Utilities

Portfolio Breakdown on 8/31/95
Based on Total Net Assets

                                                                      % of Total
Company, Industry, Country                                            Net Assets
--------------------------------------------------------------------------------
Electric Company of New Zealand, Ltd., 10.00%,
6/15/96; Utilities - Electrical & Gas,
New Zealand                                                           3.0%
--------------------------------------------------------------------------------
Iberdrola SA; Utilities - Electrical & Gas,
Spain                                                                 2.5%
--------------------------------------------------------------------------------
New York State Electric & Gas Corp.;
Utilities - Electrical & Gas, United States                           2.4%
--------------------------------------------------------------------------------
Endesa-Empresa Nacional de Electricidad SA,
ADR; Utilities - Electrical & Gas, Spain                              2.4%
--------------------------------------------------------------------------------
Illinova Corp.; Utilities - Electrical & Gas,
United States                                                         2.3%
--------------------------------------------------------------------------------
Southern Electric PLC; Utilities - Electrical &
Gas, United Kingdom                                                   2.2%
--------------------------------------------------------------------------------
VEBA, AG; Utilities - Electrical & Gas, Germany                       2.2%
--------------------------------------------------------------------------------
National Power Corp., 7.625%, 11/15/00, 144a;
Utilities - Electric & Gas, Philippines                               2.2%
--------------------------------------------------------------------------------
Pinnacle West Capital Corp.;
Utilities - Electrical & Gas, United States                           2.2%
--------------------------------------------------------------------------------
Powergen PLC; Utilities - Electrical & Gas,
United Kingdom                                                        2.1%
--------------------------------------------------------------------------------

For a complete list of portfolio holdings, please see page 9 of this report.


Competition for utility companies is coming to the U.S., although the key issues of how fast and in what form remain unsettled by regulators and unsettling for investors. Some utilities have taken a proactive role in this process by looking for new ways to address their high fixed costs. One of the Fund's newer acquisitions, PECO Energy Company, is in this camp. This Pennsylvania-based utility recently announced a proposed merger with Pennsylvania Power and Light which can potentially eliminate redundant overhead and labor expenses and reduce costs associated with their nuclear assets.

As we have uncovered more undervalued securities over the last year, the weighting of the U.S. equity sector of the portfolio has grown. Share price performance has been impacted by shifts in investors' perceptions. Towards the end of last year and into the start of 1995, investors, fearful of the looming specter of competition and new regulatory and financial risks, flocked to lower-yielding companies, which outperformed the average electric utility company stock. As investor fear gradually gave way to careful analysis of each company's unique risks and opportunities, this situation reversed itself, and after the beginning of 1995, lower-quality, higher-yielding stocks rallied.

We tried to use these swings in sentiment to add to the names we felt offered the best value relative to their long-term earnings potential. This included our position in Texas Utilities, even though the company still faces significant regulatory issues. Our analysis suggested that the risk associated with these issues may, to a large degree, already be reflected in its share price and that the price has the potential to increase as these concerns are resolved.

Other nations like Germany and Spain can also see the future and are preparing their industries for market forces. In April, we were able to add to our positions in Spain as currency weakness and interest rate concerns weighed on share prices. We felt that a company like Iberdrola offered good long-term value as earnings may benefit from changes taking place in the regulatory framework. While this selling pressure hurt the Fund's performance in the first half, a strong recovery in the latter part of the year has benefited shareholders. We continue to feel these shares offer good value.

Turning away from the developed world and looking at the emerging market countries we see a different form of competition developing -- a competition for funding. As discussed in the Fund's semi-annual report of February 28, 1995, these governments are aggressively seeking foreign capital through the privatization of state-owned utilities. In order to attract outside investment, competitive rates of return need to be offered. In many developing countries, therefore, this form of competition is having the exact opposite impact of the competition being introduced in the developed world -- electricity rates are being pushed upwards.

In China and India, electricity rates are below what consumers in the U.S. or other developed countries pay despite the fact that, unlike in more mature economies, demand is well above supply in these emerging market countries. One major reason for this anomaly is that these governments have tended to keep rates low at state-owned utilities in order to subsidize industry. Another cause is the use of electricity rates to achieve other macroeconomic goals, as in Brazil where rates have in the past been frozen to help keep inflation down.

However, with private capital being asked to help fund at least an estimated $300 to $350 billion in electricity related investments in the Pacific region over the next five years, according to the World Energy Council, governments are having to allow tariffs to rise so as to offer returns competitive enough to attract investors./1/ So whereas electricity prices in developed countries are falling toward their economically justified level, prices in the developing world are rising toward theirs.

As we have found new opportunities in Indonesia, Pakistan, South Korea and China, we have reduced our holdings in Hong Kong, where the prices of local utilities have appreciated above what we feel is fair value. So far, some of our new holdings have failed to meet expectations, but as long as the fundamentals remain intact, we are willing to be patient and wait for the underlying value to be realized.

The continuing evolution of utility businesses like electricity, gas, water and telecommunications away from monopoly and toward competition has provided the Fund with both challenge and opportunity. In our opinion, the traditional view of utilities as low-risk, low-return investments should lose relevance, and company-specific analysis should become increasingly important. We believe our disciplined, value-oriented approach combined with the long-term, bottom-up emphasis Templeton has always followed is particularly well suited to this environment.

Of course, investments in foreign securities involve special risks, such as market and currency volatility and adverse economic, social and political developments in the countries where the Fund is invested. While short-term price volatility can be disconcerting, declines of as much as 40% to 50% are not unusual in emerging markets. For example, the Hong Kong market has increased 763% in the last 15 years, but has suffered six declines of


1. Warburg. Based on report titled "Filling the Energy Gap in Asia" dated June 1994.

more than 20% during that time./2/ Developing markets are represented in the Fund's portfolio, and involve heightened risks related to the same factors, in addition to risks associated with the relatively small size and lesser liquidity of these markets.

In closing, we would like to mention that, although Sir John Templeton has not been involved in investment management of the Templeton funds since October 1992, we were saddened by his recent decision to step down as Chairman and Director of the U.S.-registered Templeton funds. The Fund's Board of Directors has elected John Wm. Galbraith, former vice chairman of Templeton, Galbraith & Hansberger, Ltd. to succeed him. The investment manager will continue to use the investment philosophies and principles established by Sir John.

We appreciate your ongoing participation in the Fund and look forward to investing on your behalf in the future.

Sincerely,

/s/ Gary P. Motyl

Gary P. Motyl, CFA
President
Templeton Global Utilities, Inc.


/s/ Sean Farrington

Sean Farrington, CFA
Portfolio Manager
Templeton Global Utilities, Inc.


2. Source: Bloomberg. Based on quarterly percentage change over 15 years.

--------------------------------------------------------------------------------

Templeton Global Utilities, Inc. confirmed on September 1, 1995 that the Fund's Articles of Incorporation require the Fund's Board of Directors to submit to shareholders a proposal to convert the Fund to an open-end investment company if the Fund's shares trade on the American Stock Exchange, Inc. at an average discount from net asset value of greater than 2%. Accordingly, the Board is required to submit to the Fund's shareholders at the Fund's next scheduled meeting of shareholders a proposal to convert the Fund to an open-end investment company. The Board will consider the proposal and other alternatives at its next scheduled meeting on October 21, 1995. There can be no assurances that the Board and shareholders would vote in favor of a conversion of the Fund to an open-end investment company.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Performance Summary

During the reporting period, Templeton Global Utilities shareholders received combined distributions totaling $1.705 per share, including long-term capital gains of $1.225 and income distributions totaling 48 cents ($0.48) per share.

The Fund's closing price on the American Stock Exchange decreased from $15.38 on August 31, 1994 to $12.25 on August 31, 1995, and the Fund produced a total return of -9.88% in market-price terms for this one-year period. Between August 31, 1994 and August 31, 1995, the Fund's net asset value declined from $15.03 to $13.77. Based on the change in actual net asset value (in contrast to market price), the Fund produced a total return of 3.66% for the same period. Both total return figures assume reinvestment of dividends and capital gains in accordance with the dividend reinvestment plan.

We have always maintained a long-term perspective when managing the Fund, and we encourage shareholders to view their investments in a similar manner.

As you can see from the chart below, based on the change in market price, the Fund delivered a total return of 50.40% for the period between its inception on May 23, 1990 and August 31, 1995.

Past distributions and total returns are not predictive of future performance, and distributions will vary depending on income earned by the Fund, as well as any profits realized from the sale of securities in the portfolio.

--------------------------------------------------------------------------------

Templeton Global Utilities

Cumulative Total Returns*
Periods Ended August 31, 1995

                                                                        Since
                                                                       Inception
                                          One-Year       Five-Year     (5/23/90)
Based on change
in net asset value                         3.66%          90.38%        80.38%

Based on change
in market price                           -9.88%          70.93%        50.40%

*Cumulative total return calculations show the change in value of an investment over the periods indicated. These calculations assume reinvestment of all distributions and capital gains, either at net asset value or at market price on the reinvestment date in accordance with the dividend reinvestment plan. Past performance is not predictive of future results.

--------------------------------------------------------------------------------

Templeton Global Utilities, Inc.
Financial Highlights

--------------------------------------------------------------------------------

PER SHARE OPERATING PERFORMANCE
(For a share outstanding throughout the year)

                                             YEAR ENDED AUGUST 31
                                    -------------------------------------------
                                     1995     1994     1993     1992     1991
                                    -------  -------  -------  -------  -------
Net asset value, beginning of year  $ 15.03  $ 15.01  $ 13.38  $ 11.85  $ 10.60
                                    -------  -------  -------  -------  -------
Income from investment operations:
 Net investment income                  .54      .60      .60      .67      .61
 Net realized and unrealized gain
  (loss)                               (.10)     .73     1.90     1.47     1.32
                                    -------  -------  -------  -------  -------
Total from investment operations        .44     1.33     2.50     2.14     1.93
                                    -------  -------  -------  -------  -------
Distributions:
 Dividends from net investment in-
  come                                 (.48)    (.64)    (.64)    (.61)    (.68)
 Distributions from net realized
  gains                               (1.22)    (.67)    (.23)      --       --
                                    -------  -------  -------  -------  -------
Total distributions                   (1.70)   (1.31)    (.87)    (.61)    (.68)
                                    -------  -------  -------  -------  -------
Change in net asset value             (1.26)     .02     1.63     1.53     1.25
                                    -------  -------  -------  -------  -------
Net asset value, end of year        $ 13.77  $ 15.03  $ 15.01  $ 13.38  $ 11.85
                                    =======  =======  =======  =======  =======
TOTAL RETURN
Based on market value per share     (9.88)%    3.78%   27.31%   25.97%   13.96%
Based on net asset value per share    3.66%    8.98%   19.57%   18.53%   18.91%
RATIOS/SUPPLEMENTAL DATA
Net assets, end of year (000)       $43,438  $47,317  $46,429  $40,702  $35,855
Ratio of expenses to average net
 assets                               1.25%    1.21%    1.31%    1.44%    1.55%
Ratio of net investment income to
 average net assets                   4.08%    4.00%    4.41%    5.28%    5.46%
Portfolio turnover rate              24.76%   40.34%   42.90%   15.21%   19.85%

                       SEE NOTES TO FINANCIAL STATEMENTS.

Templeton Global Utilities, Inc.
Investment Portfolio, August 31, 1995

--------------------------------------------------------------------------------

 INDUSTRY       ISSUE                             COUNTRY  SHARES      VALUE

-------------------------------------------------------------------------------
 COMMON STOCKS: 69.2%
-------------------------------------------------------------------------------
 Electrical & Electronics: 1.2%
                BBC Brown Boveri Ltd., br.         Swtz.        500 $   527,408
-------------------------------------------------------------------------------
 Energy Sources: 3.0%
                Coastal Corp.                       U.S.     18,000     589,500
                Enron Global Power & Pipeline       U.S.     28,000     651,000
                Transportadora de Gas del Sur
                 SA, ADR B                          Arg.      4,000      41,500
                                                                    -----------
                                                                      1,282,000
-------------------------------------------------------------------------------
 Multi-Industry: 1.1%
                Hutchison Whampoa Ltd.              H.K.    100,000     481,850
-------------------------------------------------------------------------------
 Telecommunications: 16.3%
                BCE Inc.                            Can.     24,000     773,040
                Cable & Wireless PLC                U.K.     49,000     318,567
                Compania de Telecomunicaciones
                 de Chile SA, ADR                  Chil.      6,000     438,000
                MCI Communications Corp.            U.S.     38,500     926,406
                *Pakistan Telecom Corp. PTC         Pan.      3,127     339,280
                Philippine Long Distance
                 Telephone Co., GDR, 144a          Phil.      9,400     340,750
                PT Indosat, ADR                    Indo.     21,200     744,650
                STET (Sta Finanziaria
                 Telefonica Torino) SPA, di
                 Risp                               Itl.    160,000     391,907
                Telecom Corp. of New Zealand
                 Ltd.                               N.Z.    105,000     416,772
                Telecom Italia Mobile, di risp      Itl.    265,000     265,999
                Telecom Italia Spa, di Risp         Itl.    265,000     340,042
                Teledanmark AS, ADS                 Den.     13,540     360,503
                Teledanmark AS, B                   Den.      7,830     411,002
                Telefonica de Espana SA, ADR         Sp.     15,000     609,375
                Telmex-Telefonos de Mexico SA,
                 L, ADR                             Mex.     12,400     406,100
                                                                    -----------
                                                                      7,082,393
-------------------------------------------------------------------------------
 Utilities Electrical & Gas: 47.6%
                American Electric Power Co.
                 Inc.                               U.S.     18,000     614,250
                Australian Gas & Light Company      Aus.    270,000     909,193
                British Gas PLC                     U.K.    150,000     644,706
                Central Costanera SA, ADR, 144a     Arg.     17,000     446,250
                Chilectra SA, ADS, 144a            Chil.     11,700     546,975
                Cia Energetica de Minas Gerais,
                 ADR                               Braz.     20,000     450,645
                Compania Boliviana de Energia
                 Electricas SA                      Bol.     14,900     456,313
                Electrabel SA                       Bel.      3,200     679,385
                Electricidad de Caracas            Venz.    398,076     306,788
                Endesa-Empresa Nacional de
                 Electricidad SA, ADR                Sp.     20,000   1,035,000
                Entergy Corp.                       U.S.     24,000     576,000
                Evn Energie-Versorgung
                 Niederoesterreich AG              Aust.      2,800     365,848
                Hongkong Electric Holdings Ltd.     H.K.    195,000     676,366

Templeton Global Utilities, Inc.
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

 INDUSTRY       ISSUE                      COUNTRY      SHARES          VALUE

--------------------------------------------------------------------------------
 COMMON STOCKS (CONT.)
--------------------------------------------------------------------------------
 Utilities Electrical & Gas: (cont.)
                Iberdrola SA                  Sp.        143,000     $ 1,097,983
                Illinova CP Holdings Co.     U.S.         40,500       1,017,563
                Kansas City Power and
                 Light Co.                   U.S.         14,600         326,675
                Korea Electric Power
                 Corp.                       Kor.          8,000         303,942
                Long Island Lighting Co.     U.S.         54,000         918,000
                New York State Electric
                 & Gas Corp.                 U.S.         43,000       1,037,375
                Nipsco Industries Inc.       U.S.         16,800         550,200
                Peco Energy Co.              U.S.         21,600         575,100
                Pinnacle West Capital
                 Corp.                       U.S.         38,000         945,250
                Powergen PLC                 U.K.        102,000         927,445
                Shandong Huaneng Power       Chn.         45,600         381,900
                *Sithe Energies Inc.         U.S.         50,000         450,000
                South Wales Electricity      U.K.         50,000         708,323
                Southern Co.                 U.S.         27,900         589,388
                Southern Electric PLC        U.K.         79,300         973,285
                Texas Utilties Electric
                 Co.                         U.S.         25,000         868,750
                Unicom Corp.                 U.S.         11,000         309,375
                VEBA AG                      Ger.         25,000         955,381
                Wing Shan International
                 Ltd.                        H.K.        340,000          43,483
                                                                     -----------
                                                                      20,687,137
                                                                     -----------
 TOTAL COMMON STOCKS (cost $24,241,682 )                              30,060,788
--------------------------------------------------------------------------------
 PREFERRED STOCKS: 4.4%
--------------------------------------------------------------------------------
                Cia Inversiones
                 Telecomunicaciones SA,
                 pfd., conv.,144a            Arg.          6,900         353,625
                Concessioni e
                 Costruzioni Autostrade
                 SPA, B, pfd.                Itl.        457,000         534,380
                Nacional Financiera SA,
                 11.25%, conv., pfd.,
                 05/15/98                    Mex.         12,400         420,050
                Telebras-
                 Telecomunicacoes
                 Brasileiras SA, pfd.       Braz.     13,216,481         571,241
                                                                     -----------
 TOTAL PREFERRED STOCKS (cost $1,607,511)                              1,879,296
--------------------------------------------------------------------------------
                                                     PRINCIPAL IN
                                                   LOCAL CURRENCY **
--------------------------------------------------------------------------------
 BONDS: 23.6%
--------------------------------------------------------------------------------
                Bellsouth, 6.75%,
                 10/15/33                    U.S.        570,000         520,125
                Electricity Corp. of New
                 Zealand Ltd., 10.00%,
                 6/15/96                     N.Z.      2,000,000       1,312,069
                GTE Corp., 10.25%,
                 11/01/20                    U.S.        500,000         580,390
                Korea Electric Power
                 Co., 7.75%, 4/01/13         U.S.        500,000         502,900
                Korea Telecom, 7.40%,
                 12/01/99                    U.S.        500,000         507,550
                National Power Corp.,
                 7.625%, 11/15/00, 144a      U.S.      1,000,000         952,500
                National Power PLC,
                 6.25%, 9/23/08              U.K.        333,000         630,369

Templeton Global Utilities, Inc.
Investment Portfolio, August 31, 1995 (cont.)

--------------------------------------------------------------------------------

                                                         PRINCIPAL
                                                            IN
                                                           LOCAL
 INDUSTRY       ISSUE                           COUNTRY CURRENCY**     VALUE

-------------------------------------------------------------------------------
 BONDS: (CONT.)
-------------------------------------------------------------------------------
                New York State Electric &
                 Gas, 9.875%, 5/01/20            U.S.       400,000 $   460,404
                Pennsylvania Power & Light
                 Co., 9.25%, 10/01/19            U.S.       500,000     536,920
                RGS I&M Funding Corp., 9.81%,
                 12/07/22                        U.S.       500,000     610,555
                San Diego Gas & Electric Co.,
                 9.625%, 4/15/20                 U.S.       500,000     576,190
                Softe SA, 4.25%, conv.,
                 7/30/98, 144a                   Itl.   725,000,000     503,077
                Telebras-Telecomunicacoes
                 Brasileiras,
                 10.00%, 6/16/97                 U.S.       500,000     500,000
                U.S. West Communications,
                 6.875%, 9/15/33                 U.S.     1,000,000     915,960
                Veba International, 6.00%,
                 4/06/00                         Ger.       330,000     567,600
                Virginia Electric Power,
                 7.00%, 1/1/2024                 U.S.       600,000     572,871
                                                                    -----------
 TOTAL BONDS (cost $9,682,260)                                       10,249,480
-------------------------------------------------------------------------------
 SHORT TERM OBLIGATIONS: 2.5%
-------------------------------------------------------------------------------
                Federal Farm Credit Banks,
                 10/4/95                         U.S.       715,000     711,282
                Federal National Mortgage
                 Assn., 9/14/95                  U.S.       285,000     284,419
                U.S. Treasury Bills, 5.35% to
                 5.74% with
                 maturities to 10/5/95           U.S.       105,000     104,592
                                                                    -----------
 TOTAL SHORT TERM OBLIGATIONS (cost $1,100,132)                       1,100,293
-------------------------------------------------------------------------------
 TOTAL INVESTMENTS: 99.7% (cost $36,631,585 )                        43,289,857
 OTHER ASSETS, LESS LIABILITIES: 0.3%                                   147,687
                                                                    -----------
 TOTAL NET ASSETS: 100.0%                                           $43,437,544
                                                                    ===========

 *NON-INCOME PRODUCING.
**CURRENCY OF COUNTRIES INDICATED.


                       SEE NOTES TO FINANCIAL STATEMENTS.

Templeton Global Utilities, Inc.
Financial Statements

--------------------------------------------------------------------------------

STATEMENT OF ASSETS AND LIABILITIES
August 31, 1995

Assets:
 Investments in securities, at value (identified cost $36,631,585) $43,289,857
 Cash                                                                   24,536
 Receivables:
  Investment securities sold                                           170,000
  Dividends and interest                                               389,815
                                                                   -----------
   Total assets                                                     43,874,208
                                                                   -----------
Liabilities:
 Payable for investment
  securities purchased                                                 314,798
 Accrued expenses                                                      121,866
                                                                   -----------
   Total liabilities                                                   436,664
                                                                   -----------
Net assets, at value                                               $43,437,544
                                                                   ===========
Net assets consist of:
 Undistributed net investment income                               $   204,123
 Net unrealized appreciation                                         6,658,272
 Accumulated net realized gain                                       1,378,201
 Net capital paid in on shares of capital stock                     35,196,948
                                                                   -----------
Net assets, at value                                               $43,437,544
                                                                   ===========
Shares outstanding                                                   3,153,664
                                                                   ===========
Net asset value per share
 ($43,437,544 / 3,153,664 )                                        $     13.77
                                                                   ===========

                  SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENT OF OPERATIONS
for the year ended August 31, 1995

Investment income:
 (net of $131,677 foreign taxes withheld)
 Interest                                             $1,016,984
 Dividends                                             1,224,480
                                                      ----------
  Total income                                                    $2,241,464
Expenses:
 Management fees (Note 3)                                251,410
 Administrative fees (Note 3)                             62,850
 Transfer agent fees                                      45,500
 Custodian fees                                           13,500
 Reports to shareholders                                  94,335
 Audit fees                                               18,000
 Legal fees (Note 3)                                       6,000
 Amortization of organization costs                        7,951
 Registration and filing fees                             16,500
 Directors' fees and expenses                              6,500
 Other                                                     3,871
                                                      ----------
  Total expenses                                                     526,417
                                                                  ----------
   Net investment income                                           1,715,047
Realized and unrealized
 gain (loss):
 Net realized gain (loss) on:
  Investments                                          1,393,433
  Foreign currency transactions                           (3,198)
                                                      ----------
                                                       1,390,235
 Net unrealized depreciation on investments           (1,671,247)
                                                      ----------
  Net realized and unrealized loss                                  (281,012)
                                                                  ----------
Net increase in net assets resulting from operations              $1,434,035
                                                                  ==========

Templeton Global Utilities, Inc.
Financial Statements (cont.)

--------------------------------------------------------------------------------

STATEMENTS OF CHANGES IN NET ASSETS
for the years ended August 31, 1995 and 1994

                                                        1995         1994
                                                     -----------  -----------
Increase (decrease) in net assets:
 Operations:
  Net investment income                              $ 1,715,047  $ 1,866,930
  Net realized gain on investment and foreign cur-
   rency transactions                                  1,390,235    4,573,413
  Net unrealized depreciation                         (1,671,247)  (2,347,310)
                                                     -----------  -----------
   Net increase in net assets resulting from opera-
    tions                                              1,434,035    4,093,033
 Distributions to shareholders:
  From net investment income                          (1,513,131)  (1,997,282)
  From net realized gain                              (3,857,775)  (2,072,126)
 Fund share transactions (Note 2):                        57,495      864,762
                                                     -----------  -----------
   Net increase (decrease) in net assets              (3,879,376)     888,387
Net assets:
 Beginning of year                                    47,316,920   46,428,533
                                                     -----------  -----------
 End of year                                         $43,437,544  $47,316,920
                                                     ===========  ===========


                       SEE NOTES TO FINANCIAL STATEMENTS.

Templeton Global Utilities, Inc.
Notes to Financial Statements

--------------------------------------------------------------------------------

1. SUMMARY OF ACCOUNTING POLICIES

Templeton Global Utilities, Inc. (the Fund), is a closed-end, non-diversified management investment company registered under the Investment Company Act of 1940. The following summarizes the Fund's significant accounting policies.

a. Securities Valuations:

Securities listed or traded on a recognized national or foreign stock exchange or NASDAQ are valued at the last reported sales prices on the principal ex-change on which the securities are traded. Over-the-counter securities and listed securities for which no sale is reported are valued at the mean between the last current bid and asked prices. Securities for which market quotations are not readily available are valued at fair value as determined by management and approved in good faith by the Board of Directors.

b. Foreign Currency Transactions:

Portfolio securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of portfolio securities and income items denominated in foreign curren-cies are translated into U.S. dollar amounts on the respective dates of such transactions. When the Fund purchases or sells foreign securities, it will cus-tomarily enter into a foreign exchange contract to minimize foreign exchange risk between the trade date and the settlement date of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales of for-eign currencies, currency gains or losses realized between the trade and set-tlement dates on security transactions, the differences between the amounts of dividends, interest, and foreign withholding taxes recorded on the Fund's books, and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities at the end of the fiscal period, resulting from changes in the exchange rates.

c. Income Taxes:

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no provision has been made for income taxes.

d. Unamortized Organization Costs:

Organization costs are being amortized on a straight line basis over five years.

e. Security Transactions, Investment Income, Distributions and Other Expenses:

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Certain dividend income on foreign securi-ties is recorded as soon as information is available to the Fund. Interest in-come and estimated expenses are accrued daily. Distribution to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

2. TRANSACTIONS IN SHARES OF CAPITAL STOCK

At August 31, 1995, there were 100,000,000 shares of capital stock authorized ($0.01 par value). Commencing August 31, 1991, and at August 31 each year thereafter until 1995, the Fund will determine if the Fund's shares have traded on the American Stock Exchange at an average discount from net asset value of 2% or more for the previous fiscal quarter. For the quarter ended August 31, 1995, the average discount exceeded this level. Therefore, the Fund will submit to shareholders, at its next annual meeting, a proposal to convert the Fund to an open-end investment company. There can be no assurance that the Board and Shareholders would vote in favor of a conversion of the Fund to an open-end in-vestment company.

For the year ended August 31, 1995, 4,460 shares were issued for $57,495 from reinvested distributions. During the year ended August 31, 1994, 55,714 shares were issued for $864,762 from reinvested distributions.

Templeton Global Utilities, Inc.
Notes to Financial Statements (cont.)

--------------------------------------------------------------------------------

3. INVESTMENT MANAGEMENT FEES AND OTHER TRANSACTIONS WITH AFFILIATES

Certain officers of the Fund are also directors or officers of Templeton, Galbraith, & Hansberger Ltd. (TGH), and Templeton Global Investors, Inc.
(TGII), the Fund's investment manager and business manager, respectively. The Fund pays monthly an investment management fee to TICI equal, on an annual ba-sis, to 0.60% of the average daily net assets of the Fund. The Fund pays TGII monthly a fee of 0.15% per annum of the Fund's average net assets.

An officer of the Fund is a partner of Dechert Price & Rhoads, legal counsel for the Fund, which firm received fees of $6,000 for the year ended August 31, 1995.

4. PURCHASES AND SALES OF SECURITIES

Purchases and sales of securities (excluding short-term securities) for the year ended August 31, 1995 aggregated $9,977,860 and $12,747,613, respectively. The cost of securities for federal income tax purposes is the same as that shown in the investment portfolio. Realized gains and losses are reported on an identified cost basis.

At August 31, 1995, the aggregate gross unrealized appreciation and deprecia-tion of portfolio securities, based on cost for federal income tax purposes, was as follows:

      Unrealized appreciation      $ 7,940,188
      Unrealized depreciation       (1,281,916)
                                   -----------
      Net unrealized appreciation  $ 6,658,272
                                   ===========

5. UNAUDITED QUARTERLY RESULTS OF OPERATIONS

                                                                                  NET INCREASE
                                                            NET GAIN (LOSS)        (DECREASE)
                                                          ON  INVESTMENT AND      IN NET ASSETS
                           INVESTMENT     NET INVESTMENT   FOREIGN CURRENCY      RESULTING FROM
                             INCOME           INCOME         TRANSACTIONS          OPERATIONS
                        ---------------- ---------------- ----------------------------------------
                                    PER              PER                 PER                  PER
                          TOTAL    SHARE   TOTAL    SHARE    TOTAL      SHARE      TOTAL     SHARE
                        ---------- ----- ---------- ----- ------------  -------------------  -----
1995
For the quarter ended:
November 30, 1994       $  556,938 $.18  $  403,071 $.13  $ (2,583,287) $ (.82) $(2,180,216) $(.69)
February 28, 1995          450,893  .14     306,876  .10    (1,003,503)   (.33)    (696,627)  (.23)
May 31, 1995               660,854  .21     549,514  .17     2,453,474     .78    3,002,988    .95
August 31, 1995            572,779  .18     455,586  .14       852,304     .27    1,307,890    .41
                        ---------- ----  ---------- ----  ------------  ------  -----------  -----
                        $2,241,464 $.71  $1,715,047 $.54  $   (281,012) $ (.10) $ 1,434,035  $ .44
                        ========== ====  ========== ====  ============  ======  ===========  =====
1994
For the quarter ended:
November 30, 1993       $  575,091 $.19  $  440,791 $.14  $    574,562  $  .19  $ 1,015,353  $ .33
February 28, 1994          524,716  .16     429,180  .14     2,887,787     .93    3,316,967   1.07
May 31, 1994               634,744  .20     446,065  .14    (3,012,942)   (.96)  (2,566,877)  (.82)
August 31, 1994            696,572  .22     550,894  .18     1,776,696     .57    2,327,590    .75
                        ---------- ----  ---------- ----  ------------  ------  -----------  -----
                        $2,431,123 $.77  $1,866,930 $.60  $  2,226,103  $  .73  $ 4,093,033  $1.33
                        ========== ====  ========== ====  ============  ======  ===========  =====

Templeton Global Utilities, Inc.
Independent Auditor's Report

--------------------------------------------------------------------------------

The Board of Directors and Shareholders
Templeton Global Utilities, Inc.

We have audited the accompanying statement of assets and liabilities, including the investment portfolio of Templeton Global Utilities, Inc. as of August 31, 1995, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the respon-sibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing stan-dards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial high-lights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of Au-gust 31, 1995, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement pre-sentation. We believe that our audits provide a reasonable basis for our opin-ion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Tem-pleton Global Utilities, Inc. as of August 31, 1995, the results of its opera-tions, the changes in its net assets and the financial highlights for the peri-ods indicated, in conformity with generally accepted accounting principles.

                                                     /s/ McGladrey & Pullen, LLP

New York, New York
September 29, 1995

Templeton Global Utilities, Inc.

--------------------------------------------------------------------------------
DIVIDEND REINVESTMENT PLAN

The Fund offers a Dividend Reinvestment Plan (the "Plan") with the following features: . If shares of the Fund are held in the shareholder's name, the share-holder will automatically be a participant in the Plan unless he elects to withdraw. If the shares are registered in the name of a broker-dealer or other nominee (i.e., in "street name"), the broker-dealer or nominee will elect to participate in the Plan on the shareholder's behalf unless the shareholder in-structs them otherwise, or unless the reinvestment service is not provided by the broker-dealer or nominee. . Participants should contact Chemical Mellon Shareholder Services, Shareholder Investment Services, P.O. Box 750, Pitts-burgh, PA 15230, to receive the Plan brochure. . To receive dividends or distri-butions in cash, the shareholder must notify Mellon Securities Trust Company ("Mellon") or the institution in whose name the shares are held. Mellon must receive written notice within 10 business days before the record date for the distribution. . Whenever the Fund declares dividends in either cash or common stock of the Fund, if the market price is equal to or exceeds net asset value at the valuation date, participants will receive the dividends entirely in stock at a price equal to the net asset value but not less than 95% of the then current market price of the Fund's shares. If the market price is lower than net asset value and if dividends and/or capital gains distributions are payable only in cash, the participant will receive shares purchased on the American Stock Exchange. . The automatic reinvestment of dividends and/or capital gains does not relieve the participant of any income tax which may be payable on div-idends or distributions. . The participant may withdraw from the Plan without penalty at any time by written notice to Mellon. Upon withdrawal, the partici-pant will receive, without charge, stock certificates issued and in the partic-ipant's name for all full shares; or, if the participant's wishes, Mellon will sell the participant's shares and send the proceeds, net of any brokerage com-missions. A $2.50 fee is charged by Mellon upon any cash withdrawal or termina-tion. . Whenever shares are purchased on the American Stock Exchange, each par-ticipant will pay a pro rata portion of brokerage commissions. Brokerage com-missions will be deducted from amounts to be invested.


SHAREHOLDER INFORMATION

Shares of Templeton Global Utilities, Inc. are traded daily on the American Stock Exchange under the symbol "TGU." Information about the net asset value and the market price is published weekly in Barron's and in the Monday edition of the Wall Street Journal in a table called "Publicly Traded Funds."

For current information about the net asset value, call 1-800-354-9191.

If any shareholder is not receiving copies of the Reports to Shareholders be-cause shares are registered in a broker's name or in a custodian's name, he or she can write and request that his or her name be added to the Fund's mailing list, by writing Templeton Global Utilities, Inc., 700 Central Avenue, St. Pe-tersburg, FL 33701.

For information about dividends and shareholder accounts, call 1-800-526-0801.

                                     Notes
                                     -----

                                     Notes
                                     -----

--------------------------

 TEMPLETON GLOBAL
 UTILITIES, INC.

 700 Central Avenue
 St. Petersburg,
 Florida 33701-3628

 Auditors
 McGladrey & Pullen, LLP
 555 Fifth Avenue
 New York, New York 10017-2416

 Investors should be aware that the value of investments made for the Fund may go up as well as down and that the Investment Manager may make errors in selecting securities for the Fund's portfolio. Like any investment in securities, the Fund's portfolio will be subject to the risk of loss from market, currency, economic, political, and other factors. The Fund and Fund investors are not protected from such losses by the Investment Manager. Therefore, investors who cannot accept the risk of such losses should not invest in shares of the Fund.

 To ensure the highest quality of service, telephone calls to or from our service departments may be monitored, recorded, and accessed. These calls can be determined by the presence of a regular beeping tone.

--------------------------


[RECYCLING LOGO APPEARS HERE]                                    TLTGU A95 10/95

TEMPLETON

GLOBAL

UTILITIES, INC.


Annual Report
August 31, 1995




[LOGO OF FRANKLIN TEMPLETON APPEARS HERE]

TABLE OF CONTENTS

Franklin California Growth Fund...   3
Franklin Global Utilities Fund....   9
Franklin Small Cap Growth Fund....  14
Franklin Global Health Care Fund..  19
Franklin Strategic Income Fund..... 24
Franklin Institutional
Midcap Growth Fund................  30


MUTUAL FUNDS, ANNUITIES, AND OTHER INVESTMENT PRODUCTS:
o ARE NOT FDIC INSURED
o ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY FINANCIAL
  INSTITUTION;
o ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF THE PRINCIPAL AMOUNT INVESTED.

                                                                   June 15, 1995

Dear Shareholder:

It's a pleasure to bring you the fourth annual report for the Franklin Strategic Series, which covers the period ended April 30, 1995.

The fiscal year covered by this report was a reminder that volatility is a fundamental market condition. In 1994, stocks delivered below-average returns, and bonds had one of their worst years in history. 1995, to date, has been a different story. Stock prices, as measured by the Dow Jones Industrial Average(R), rose 12.58%, from 3838.48 on January 3, 1995 to 4321.27 on April 28, 1995, and long-term bond prices, as measured by 30-year Treasuries, rose 5.84% during the same period.(*)

Of course there can be no guarantee that these markets will continue to rise in the months to come. As you know, markets experience both ups and downs, and volatility is a normal part of investing. That's why we have always encouraged you to focus on your long-term investment goals. As the charts on the following page demonstrate, if you concentrate on the long term, you need not be unduly concerned about how the market rises and falls in the short term.

* Source: Dow Jones Industrial Average; Merrill Lynch Long-Term Bond Index. Indices are unmanaged.

One way to help minimize the impact of market fluctuations is to diversify your investments. The Franklin Strategic Series is composed of six different mutual funds, offering individual investors a level of diversification that would be almost impossible for them to achieve on their own. While the funds have different strategies and objectives, their management teams all pursue long-term investment goals, following the fundamental principles of careful selection and constant professional supervision.

For specific information about each fund in the Series, including the effects of market conditions and management strategies upon its performance, please refer to the pages listed in the table of contents.

As always, we appreciate your support, welcome your questions and look forward to serving you in the years to come.

Sincerely,



Rupert H. Johnson, Jr.
President
Franklin Strategic Series

GRAPHIC MATERIAL (1) & (2) OMITTED - SEE APPENDIX

FRANKLIN CALIFORNIA GROWTH FUND

     YOUR FUND'S OBJECTIVE
     The Franklin California Growth Fund seeks capital appreciation through a policy of investing at least 65% of its assets in the securities of companies either headquartered or conducting a majority of their operations in the state of California.

This report of the Franklin California Growth Fund covers the fiscal year ended April 30, 1995. We are pleased to report that your fund provided a total return of +29.09% over the twelve-month period, as shown in the Performance Summary on page 8. These results compare quite favorably with the performance of the Standard & Poor's 500 Stock Index(R), and Franklin California Growth Index(R), which posted total returns of +17.42% and +24.54%, respectively, during the same period. We are also pleased that Lipper Analytical Services, Inc., ranked the Franklin California Growth Fund #1 out of 504 funds in the Lipper growth stock category.(*)

The past year presented a challenging environment for financial markets. In 1994, returns on U.S. stocks, as measured by various indices, were essentially flat because of the market's reaction to rising interest rates, the devaluation of the Mexican peso, weakness of the dollar versus the Japanese yen and German mark, and the bankruptcy of Orange County, CA. However, during the first four months of 1995, U.S. equities made substantial upward progress due to a better interest rate environment and strong corporate earnings. In fact, earnings have impressed analysts for the past several calendar quarters and, in aggregate, have exceeded the consensus estimates of brokerage analysts this year, a rather rare circumstance.

Despite all this turmoil in these inter-connected financial markets, your fund has been successful due to its adherence to a sound investment strategy. This strategy is not based on any pre-

* The fund was ranked #1 for the one-year period ended April 30, 1995. Lipper Analytical Services, Inc. is a nationally recognized mutual fund research organization. Lipper rankings do not include sales charges; past and present expense limitations increased the fund's total returns. Rankings may have been different if such charges had been considered. Past performance is not predictive of future results.

determined proportion of "growth" to "value" stocks, nor do we seek to maintain any particular ratio of "medium capitalization" to "small capitalization" stocks. Rather, our investments are driven by fundamental business analysis supported by solid research. We are most eager to identify, and invest in, the few existing truly outstanding businesses. Such businesses share certain characteristics: high, or even dominant, market share within a large and clearly identifiable market niche; very high returns on the capital deployed in the business; a captive customer base; reasonably predictable earnings; above average growth potential; evidence of managerial excellence; and, critically, the ability to reinvest in the business at high rates of return. Any investor should be willing to pay a fair price for part ownership of such companies. We believe that they are the surest path to long-term investment success. Our holdings of such companies as Adobe Systems, Cisco Systems and Intel fit these criteria well.

Our second highest priority in evaluating possible investments is in companies that are leaders, but lack either the strong franchises or unusually favorable fundamental economic characteristics that are enjoyed by the very few truly great companies. We prefer companies that have a clearly identifiable niche in their market giving them some control over their own destiny. Generally, we attempt to make investments in these companies at favorable points in their life-cycles, or when their stocks are trading below what we consider to be fair value. Investments in 3Com, Fritz Companies, Mentor Corporation, Oracle, Rockwell, Superior Industries, Vallicorp Holdings, Verifone, Western Atlas and Xilinx are representative of this approach.

Making up the balance of our equity investments are stocks in companies that we believe are either severely undervalued or are in their emerging growth stages. We have found that price changes in stocks of such companies are usually more exaggerated than those of our other stocks, and, in these cases, volatility of individual securities can be very useful to us. Read-Rite Corp. and Western Digital are two examples of such holdings in the electronic technology sector.

Selective participation in the new issue market this past year has also benefited your fund. We purchased shares in newly public, emerging growth companies such as Ascend Communications, C-Cube Microsystems and NetCom On-Line, and then sold them after they reached our analysts' targets. However, we will keep an eye on their progress in case their share prices fall to bargain levels.

As you can see in the chart to the right, many companies meeting our investment priorities are participants in the technology sector. In fact, the three largest sectors, Electronic Technology, Semiconductors, and Technology Services, combined, make up 37.1% of the fund's total net assets. This reflects our belief that technology will become increasingly important as the world's economy moves from industrial-based to service- and information-based.

GRAPHIC MATERIAL (3)OMITTED - SEE APPENDIX

We also believe that in the years ahead, California companies will help produce powerful innovations in the health care, general commerce, education, media, and consumer markets. Our investments in premier biotechnology companies such as Amgen, Chiron and Genentech, plus holdings in several HMOs, should give the fund excellent exposure to opportunities in the health sector, in the area of consumer media services, we have accumulated shares of Disney Co., which we feel is a truly outstanding company with a solid customer base.

Finally, we have purchased shares in California companies with international economic exposure and prominence, such as Atlantic Richfield and Chevron. The risks of investing in a non-diversified fund concentrating its investments in a single state, such as increased susceptibility to adverse economic or regulatory developments, are described in the prospectus.

Looking forward, we believe that California, which is ranked among the ten largest economies in the world, is fertile soil for investment opportunity. Its more than 800,000 companies produce more than $800 billion in goods and services, which is equal to about 13% of the U.S. Gross Domestic Product
(GDP).(*) We do not foresee any shortage of potential investments in such an environment, and we feel confident of our ability to take advantage of this economic activity.

Thank you for your participation in the Franklin California Growth Fund. We welcome any comments or suggestions you may have and look forward to serving you in the years to come.

* Sources: California Trade and Commerce Agency, November, 1994; Economic Report of the Governor, June, 1992.

-------------------------------------------------
FRANKLIN CALIFORNIA GROWTH FUND
Top 10 Holdings on April 30, 1995
Based on Total Net Assets

COMPANY                                % OF TOTAL
INDUSTRY                               NET ASSETS
-------------------------------------------------
Intel Corp.                                 2.59%
Semiconductors
-------------------------------------------------
Western Digital Corp.                       2.31%
Electronic Technology
-------------------------------------------------
Atlantic Richfield                          2.07%
Energy Minerals
-------------------------------------------------
Read-Rite Corp.                             2.04%
Electronic Technology
-------------------------------------------------
Catellus Development, pfd.                  2.03%
Real Estate
-------------------------------------------------
Vons Companies                              1.92%
Retail
-------------------------------------------------
Adobe Systems                               1.81%
Technology Services
-------------------------------------------------
Applied Materials                           1.78%
Electronic Technology
-------------------------------------------------
Altera Corp.                                1.75%
Semiconductors
-------------------------------------------------
Cisco Systems                               1.73%
Electronic Technology
-------------------------------------------------

FOR A DETAILED LISTING OF PORTFOLIO HOLDINGS, PLEASE SEE PAGE 36 OF THIS
REPORT.

PERFORMANCE SUMMARY

The Franklin California Growth Fund reported a total return of +29.09% for the fiscal year ended April 30, 1995. Total return measures the change in value of an investment, assuming reinvestment of dividends and capital gains at net asset value, and does not include the maximum initial sales charge.

The fund's share price, as measured by net asset value, increased $1.98 per share, from $12.05 on April 30, 1994 to $14.03 on April 30, 1995. During the period, shareholders received distributions of 12.4 cents ($0.124) per share in income dividends, 68.59 cents ($0.6859) per share in short-term capital gains and 41.31 cents ($0.4131) per share in long-term capital gains. Of course, past performance is not predictive of future results, and distributions will vary, depending on the fund's income, as well as any capital gains realized from the sale of securities in the portfolio.

The graph on page 8 shows how an investment made in the fund at its inception on October 30, 1991, has outperformed the unmanaged Standard & Poor's 500 Stock Index(R) (S&P 500(R)) and the unmanaged Franklin California Growth Index(R) as of April 30, 1995. The S&P 500 is a broad market index, whereas the Franklin California Growth Index is an equally-weighted index representing 250 of the largest corporations headquartered in California. It is important to note that an index does not contain cash (the fund generally carries a certain percentage of cash at any given time), nor does an index include sales charges or management fees. Of course, one cannot invest directly in an index, and past performance is not predictive of future results.

GRAPHIC MATERIAL (4)OMITTED - SEE APPENDIX

1. Includes all sales charges and represents the change in value of an investment during the period shown. Total return assumes reinvestment of dividends and capital gains at net asset value. Past performance is not predictive of future results.

2. Includes reinvested dividends.

FRANKLIN CALIFORNIA GROWTH FUND
Periods ended April 30, 1995

                                                          SINCE
                                                        INCEPTION
                            1-YEAR        3-YEAR        (10/30/91)
------------------------------------------------------------------
Cumulative
Total Return 3,4            29.09%        69.72%            69.13%

Average Annual
Total Return 5              23.26%        17.45%            14.66%
------------------------------------------------------------------

3. The Franklin California Growth Fund changed its investment objective, policy and name in July 1993. Cumulative total return from the date of the change through April 30, 1995 was 51.03%.

4. Cumulative total return represents the change in value of an investment over the specified periods and does not include the maximum 4.5% initial sales charge.

5. Average annual total return represents the average annual increase in value of an investment over the specified periods and includes the maximum 4.5% initial sales charge.

All total return calculations assume reinvestment of dividends and capital gains at net asset value. Investment return and principal value will fluctuate with market conditions, and you may have a gain or loss when you sell your shares. Past performance can not guarantee future results.

The fund's manager has agreed in advance to waive a portion of the management fees, which reduces operating expenses and increases total return to shareholders. Without these reductions, the fund's total return would have been lower. The waiver may be discontinued at any time.

FRANKLIN GLOBAL UTILITIES FUND

     FUND OBJECTIVE:
     Seeks to provide total return by investing in securities of utility companies located in the United States and around the world.

The investment environment for utility stocks varied greatly during the fund's fiscal year. Market volatility during the first six months of the period resulted from rising long-term interest rates. In the U.S., the 30-year Treasury bond's yield increased almost 70 basis points to 7.97% on October 31, from 7.31% on April 30, 1994. This market environment caused investors to turn away from interest-rate sensitive utilities, and the stock prices fell. Reflecting the market, the Franklin Global Utilities Fund's share price as measured by net asset value (NAV) also declined during this time, from $12.60 on April 30, 1994, to $12.33 on October 31, 1994. By the end of December, the fund had declined further to $11.43 per share.

Rising rates affected many foreign markets as well, particularly those closely linked to the U.S. dollar, such as Argentina, Mexico and Hong Kong. For this reason, the fund maintained a fairly defensive position, holding almost 15% of its total net assets in cash during the first six months of the reporting period.

GRAPHIC MATERIAL (5)OMITTED - SEE APPENDIX

During the second half, the U.S. economy slowed and further interest-rate hikes seemed less likely. As a result, U.S. utility stocks became more attractive. As the U.S. utilities market improved in early 1995, the fund's NAV also increased steadily and ended the fiscal year at $12.23 per share.

The price weaknesses in many utility sectors created excellent buying opportunities. We purchased stocks of several companies with strong underlying fundamentals that we believed were not fully reflected in their prices. By April 30, we had reduced the fund's cash to 3.4% of total net assets, becoming fully invested.

UNITED STATES

In the U.S., we increased our electric utility holdings dramatically after interest rates peaked in mid-September and utility stock prices hit their trough. During this time, we targeted electric utilities in particular because they appeared to be very oversold.

This repositioning helped us considerably in the last six months of the reporting period, as prospects for a slower growth economy and more stable interest rates favored the traditionally defensive U.S. utility sector.

As always, we sought to purchase companies with strong growth prospects, good competitive positioning and entrepreneurial management, such as Southern Company, DPL Inc., Public Service of Colorado, Enron, and AT&T.

EUROPE

Investment opportunities in the European utility markets were mixed. The diverse nature of German utility companies, coupled with the country's strong currency, placed some of these companies, including VEBA, one of our largest holdings, among Europe's best performing utility stocks.

Spain endured considerable weakness over the period, as political uncertainties, fears of higher interest rates, and a weak currency had a negative impact on our holdings there. However, weakness overshadowed the strong fundamentals of Spanish utility companies and created many bargain priced stocks. Thus, we increased our Spanish holdings over the last two months of the period. Spain has since seen a strong recovery as political fears have lessened.

The fund had very little exposure in the U.K. after we sold securities in the first six months of the fiscal year. Utility companies there underperformed as attention was focused on a changing political and regulatory environment. We also made purchases there on weakness. During the period, some of the European securities we accumulated for the fund in the European region include Empresa Nacional de Electricidad, Cable and Wireless, Telewest, Scottish Power, ESPOON, and BritishTelecom.

LATIN AMERICA

Latin American utility stocks, in general, experienced increased volatility as the Mexican currency crisis affected many surrounding countries. At the time, the fund was underweighted in Latin America, and we sold half of our Telmex holding (our only position in Mexico) before the crisis. The weakness in these markets negatively affected the fund, particularly in January and February. However, we were able to purchase two securities we considered both undervalued and of high quality: Telefonica de Argentina and Grupo Iusacell.

ASIA

Asia is another region where we have been relatively underweighted. During the fiscal year we sold several Asian company securities after strong price performance made valuations appear expensive. While prospects for many of these countries continue to improve, recent weakness in some of these markets has made this region appear more attractively priced.

We expect to continue searching for high quality, growth utility companies in Latin America and Asia, where, compared with the U.S., companies tend to have much higher growth rates in earnings per share and dividends. These developing nations have higher economic growth rates and strong, pent-up public demand for basic necessities including telephones, electricity, and water.

Looking forward, we remain optimistic about the prospects for global utility stocks. In the U.S., we will continue to evaluate the many attractive buying opportunities resulting from last year's market declines. With the developing competitive market, we will continue to pursue our strategy of selecting utilities based on their competitive positions. Of course, no one knows how soon true competition will arrive, but high-quality companies with aggressive, more entrepreneurial management are already seeing price gains.

Elsewhere, the ongoing privatization of utilities in many emerging nations will likely continue to present additional investment opportunities with potential for high growth. There are, of course, special risks involved with investing globally in a non-diversified fund concentrating its investments in a single industry. These risks, which include currency fluctuations and increased susceptibility to adverse economic, political, social, and regulatory developments, are further discussed in the fund's prospectus.

PERFORMANCE SUMMARY

The Franklin Global Utilities Fund reported a total return of +3.17% for the one-year period ended April 30, 1995. Total return measures the change in value of an investment, assuming reinvestment of dividends and capital gains distributions, and does not include the initial sales charge.

The fund's share price, as measured by net asset value, decreased from $12.60 on April 30, 1994, to $12.23 on April 30, 1995. During the reporting period, shareholders received distributions of 36.5 cents ($0.365) per share in dividend income and 35.8 cents ($0.358) per share in capital gains, of which
25.14 cents ($0.2514) represented short-term gains and 10.66 cents ($0.1066) represented long-term gains. Of course, past performance is not indicative of future results, and distributions will vary depending on income earned by the fund, as well as any profits realized from the sale of securities in the portfolio.

The chart on page 13 compares the total return performance of the fund with that of the Standard & Poor's 500 Stock Index(R) (S&P 500(R)) since the fund's inception on July 2, 1993. The S&P 500 is a broad market index consisting of companies of various sizes. It is important to note that the index, unlike the fund, is unmanaged, does not contain cash (the fund generally carries a certain percentage of cash at any given time), and does not include sales charges or management fees. Of course one cannot invest directly in an index.

GRAPHIC MATERIAL (6)OMITTED - SEE APPENDIX

* Includes all sales charges and represents the change in value of an investment over the period shown. Total return assumes the reinvestment of dividends and capital gains at net asset value. Past performance is not predictive of future results.

FRANKLIN GLOBAL UTILITIES FUND
Periods ended April 30, 1995

                                                         SINCE
                                                       INCEPTION
                                          1-YEAR       (07/02/92)
-----------------------------------------------------------------
Cumulative Total Return 1                   3.17%          35.32%
Average Annual Total Return 2              -1.45%           9.49%
-----------------------------------------------------------------

1. Cumulative total return shows the change in value of an investment over the specified periods and does not include the maximum 4.5% initial sales charge. See note below.

2. Average annual total return represents the average annual change in value of an investment over the specified periods and includes the maximum 4.5% initial sales charge. See note below.

Note: The historical total return figures shown above pertain only to the fund's Class I shares. Class II shares, which the fund began offering on May 1, 1995 are subject to different fees and expenses, which will affect their performance. Total return figures for Class II shares are not yet available. Please see the prospectus for more details regarding Class I and Class II shares. All total return calculations assume reinvestment of dividends and capital gains at net asset value. Investment return and principal value will fluctuate with market conditions, and you may have a gain or loss when you sell your shares. Past performance cannot guarantee future results.

The fund's manager has agreed in advance to waive a portion of the management fees, which reduces operating expenses and increases total return to shareholders. Without this waiver, the fund's total return would have been lower. The waiver may be discontinued at any time.

FRANKLIN SMALL CAP GROWTH FUND

     YOUR FUND'S OBJECTIVE
     The Franklin Small Cap Growth Fund seeks long-term capital growth by investing in equity securities of small-capitalization companies -- those with a market capitalization of less than $1 billion at the time of investment.

The Federal Reserve Board reacted to strong economic growth in 1994 by raising short-term interest rates on several occasions. These actions compressed stock valuations and exerted downward pressure on market prices. They appear to have been successful because, in the first quarter of 1995, the economy slowed significantly, interest rates stabilized, and the stock market responded by reaching record-high levels.

Within this volatile environment, the fund performed extremely well. As you can see in the Performance Summary on page 18, the fund delivered an impressive one-year total return of +27.05%. This was significantly higher than the +17.42% one-year total return reported by the Standard & Poor's 500 Stock Index(R) (S&P 500(R)), and earned the fund a number 7 ranking out of 255 small company growth funds, as measured by Lipper Analytical Services, Inc., a nationally recognized mutual fund research organization.(1) It also helped increase assets under management, from $24 million on April 30, 1994, to more than $63 million on April 30, 1995.

In seeking to achieve the fund's objective of long-term capital growth, we focus on stocks of small capitalization companies that we believe are well positioned for rapid growth in revenues, earnings, or cash flow. By following this strategy, we attempt to identify industries with significant growth potential and invest in companies that are

1. Lipper rankings do not include sales charges; past expense limitations increased the fund's total returns. Rankings may have been different if these factors had been considered. Past performance cannot guarantee future results.

leading this growth. We also try to find companies in the midst of their growth phases because of special products or marketing niches, regardless of the outlook for their overall industries. There are, of course, risks involved in seeking capital appreciation from newly emerging companies, such as relatively small revenues, limited product lines and small market share.(2)

By the end of the reporting period, the fund's investments were diversified over a broad range of industries, including electronic technology, semiconductors, technology services, financial services, communications, and health services. The majority of our investments remained in the technology sector due to the ongoing acceptance of, and demand for, new technological products, which we believe will lead to significant growth well into the next century.

GRAPHIC MATERIAL (7)OMITTED - SEE APPENDIX

We recognized gains during the fiscal year on some technology stocks that we believed were fundamentally overvalued, such as Cascade Communications and Applied Digital Access. We added positions in stocks with lower price to earnings ratios, including Western Digital Corp., a major manufacturer of disk drives for personal

2. These risks are further discussed in the fund's prospectus.

computers, and Read-Rite Corp., a leading producer of thin-film heads for magnetic disk drives. Our approach also uncovered investments in other sectors that we feel have excellent growth opportunities. For example, we initiated a position in the PMI Group, one of the nation's largest private mortgage insurers, and purchased additional shares of Tommy Hilfiger Corp., a leading manufacturer of casual apparel.

Looking forward, small capitalization companies should continue to provide an opportunity to invest in tomorrow's industry leaders while they are still in their emerging growth phases. Although it is impossible to predict the long-term outlook for the economy, we feel that the current environment is ideal for promoting the growth and development of smaller companies, and remain confident that our value-oriented approach to growth stock investing should position the fund to perform well under a variety of market conditions.

We thank you for your participation in the Franklin Small Cap Growth Fund and look forward to serving your investment needs in the years to come.

-------------------------------------------------------
FRANKLIN SMALL CAP GROWTH FUND
Top 10 Holdings on April 30, 1995
Based on Total Net Assets

COMPANY                                      % OF TOTAL
INDUSTRY                                     NET ASSETS
-------------------------------------------------------
Western Digital Corp.                             2.29%
Computer Hardware
-------------------------------------------------------
The PMI Group, Inc.                               2.07%
Financial Services
-------------------------------------------------------
Read-Rite Corp.                                   2.02%
Computer Hardware
-------------------------------------------------------
Colonial Data Technologies Corp.                  1.85%
Telecommunications
-------------------------------------------------------
Magma Copper Co.                                  1.73%
Metals
-------------------------------------------------------
Advocat, Inc.                                     1.71%
Health Services
-------------------------------------------------------
Nokia Corp., pfd., ADR                            1.69%
Electronics/Electrical Equipment
-------------------------------------------------------
Tommy Hilfiger Corp.                              1.67%
Textiles/Apparel
-------------------------------------------------------
Verifone, Inc.                                    1.65%
Electronics/Electrical Equipment
-------------------------------------------------------
Transaction Systems Architecture, Inc.            1.64%
Computer Software
-------------------------------------------------------

FOR A COMPLETE LIST OF PORTFOLIO HOLDINGS, PLEASE SEE PAGE 48 OF THIS REPORT.

PERFORMANCE SUMMARY

The Franklin Small Cap Growth Fund reported a total return of +27.05% for the fiscal year ended April 30, 1995. Total return measures the change in value of an investment, assuming reinvestment of dividends and capital gains distributions, and does not include the initial sales charge.

The fund's share price, as measured by net asset value, increased from $12.75 on April 30, 1994, to $14.90 on April 30, 1995. During the reporting period, shareholders received distributions of 2.1 cents ($0.021) per share in dividend income and 99.7 cents ($0.997) per share in capital gains, of which 79.75 cents ($0.7975) represented short-term gains and 19.95 cents ($0.1995) represented long-term gains. Of course, past performance is not indicative of future results, and distributions will vary depending on income earned by the fund, as well as any profits realized from the sale of securities in the portfolio.

As you can see from the chart on the following page, the fund outperformed both the Standard & Poor's 500 Stock Index(R) (S&P 500(R)) and the Russell 2500 Index(R) for the one-year period ended April 30, 1995. The S&P 500 is a broad market index consisting of companies of various sizes, whereas the Russell 2500 is an index of 2,500 companies with small market capitalizations. It is important to note that both indices are unmanaged, do not contain cash (the fund generally carries a certain percentage of cash at any given time), and do not include sales charges or management fees. Of course, one cannot invest directly in an index.

GRAPHIC MATERIAL (8)OMITTED - SEE APPENDIX

* Includes all sales charges and represents the change in value of an investment over the period shown. Total return assumes reinvestment of dividends and capital gains. Past performance is not predictive of future results.

** Indices are unmanaged and include reinvested dividends.

FRANKLIN SMALL CAP GROWTH FUND
Periods ended April 30, 1995

                                                        SINCE
                                                      INCEPTION
                                          1-YEAR      (2/14/92)
---------------------------------------------------------------
Cumulative Total Return 1                 27.05%         69.37%

Average Annual Total Return 2             21.34%         16.16%
---------------------------------------------------------------

1. Cumulative total return shows the change in value of an investment over the specified periods and does not include the maximum 4.5% initial sales charge.

2. Average annual total return represents the average annual increase in value of an investment over the specified periods and includes the maximum 4.5% initial sales charge.

All total return calculations assume reinvestment of dividends and capital gains at net asset value. Investment return and principal value will fluctuate with market conditions and you may have a gain or loss when you sell your shares. Past performance cannot guarantee future results.

The fund's manager has agreed in advance to waive a portion of the management fees, which reduces operating expenses and increases total return to shareholders. Without this waiver, the fund's total return would have been lower. The waiver may be discontinued at any time.

FRANKLIN GLOBAL HEALTH CARE FUND

     YOUR FUND'S OBJECTIVE
     The Franklin Global Health Care Fund seeks capital appreciation by investing primarily in the equity securities of health care companies located throughout the world

The health care sector performed remarkably well over the past fiscal year after it became apparent that the proposed National Health Care Reform Act of 1994 would not pass Congress. Health care stocks had underperformed the overall stock market since the November 1992 presidential election because of uncertainty surrounding the impact of health care reform on the fundamentals of publicly traded health care companies. The shelving of the proposal, however, abated much of this concern, and health care stocks began an upward climb. We are pleased to report that the fund benefited from this improved investment environment and provided an impressive one-year total return of +16.33%, as shown in the Performance Summary on page 23.

At the end of the fiscal year, 88.5% of the fund's total net assets were invested in equities, with the remaining 11.5% in cash. Our investment portfolio continued to be allocated globally across several health care sectors. The fund's largest sector was pharmaceuticals, which accounted for 18.9% of total net assets at the end of the reporting period. We increased the fund's exposure

GRAPHIC MATERIAL (9)OMITTED - SEE APPENDIX
                                       19
to this sector by initiating a position in Roche Holding, a major Swiss manufacturer of pharmaceutical and chemical products. On April 30, this company was the fund's largest holding at 4.66% of total net assets. We remained relatively underweighted in stocks of large U.S. pharmaceutical companies because we believe they will continue to feel pricing and margin pressures due to current reforms in the managed care sector.

Our second largest sector was specialty pharmaceuticals, which represented 17.6% of total net assets on April 30, 1995. We believe these stocks have characteristics that should allow them to perform well for the remainder of 1995. While many companies in this sector are introducing new products and have improved earnings prospects, their stocks have been out of favor with investors and are, we believe, relatively undervalued.

We maintained a large weighting in the medical technology and supplies sector because growth prospects for many of these companies have improved and rapid consolidation is occurring within the industry. Increasing our exposure to this sector slightly, we added a position in Mentor Corp., a leading manufacturer of urological and cosmetic surgery devices.

Biotechnology stocks represented a relatively small weighting in the fund because they have been underperforming other health care stocks due to financial and product-related difficulties. We decreased our exposure to this sector over the course of the fiscal year, from 7.3% on April 30, 1994 to 4.8% on April 30, 1995.

Although we continue to like the managed care sector, many stocks in this group performed poorly at the end of the period as a result of rising expenses within certain prepaid plans. In reaction, we sold the fund's shares of U.S. HealthCare, Inc., which has recently been subjected to increased costs and initiated a position in Foundation Health Corporation, a leading provider of HMO plans in California and the Southwest, whose costs are declining. We intend to monitor this industry's competitive climate carefully and take appropriate action when necessary.

Looking forward, we are optimistic about the prospects for the health care industry and believe the upcoming fiscal year should offer investment opportunities similar to those of the past year. We do not anticipate another broad-scope health care reform bill arising in the U.S., nor do we envision major legislation impacting foreign markets in the near future. While individual U.S. states may enact their own reform bills to cope with rising medical costs, such legislation would most likely favor companies in the areas of managed care and home health care. Our goal, as always, is to provide our shareholders with exposure to today's fastest growing health care companies by discovering global health care investment opportunities in a timely and disciplined fashion. There are, of course, special risks involved with investing globally in a non-diversified fund concentrating its investments in a single industry. These risks, which include currency fluctuations and increased susceptibility to adverse economic, political, social and regulatory developments, are further discussed in the fund's prospectus.

We appreciate your participation in the Franklin Global Health Care Fund and look forward to serving your investment needs in the years to come.

--------------------------------------------------
FRANKLIN GLOBAL HEALTH CARE FUND
Top 10 Holdings on April 30, 1995
Based on Total Net Assets

COMPANY                                 % OF TOTAL
INDUSTRY                                NET ASSETS
--------------------------------------------------
Roche Holding                                4.66%
Pharmaceuticals
--------------------------------------------------
Pfizer, Inc.                                 3.36%
Pharmaceuticals
--------------------------------------------------
Pyxis Corp.                                  3.08%
Software/Information Systems
--------------------------------------------------
Matrix Pharmaceuticals, Inc.                 2.86%
Specialty Pharmaceuticals
--------------------------------------------------
Noven Pharmaceuticals, Inc.                  2.77%
Specialty Pharmaceuticals
--------------------------------------------------
Sierra Health Services, Inc.                 2.73%
Health Maintenance Organizations
--------------------------------------------------
Penederm, Inc.                               2.58%
Specialty Pharmaceuticals
--------------------------------------------------
Humana, Inc.                                 2.57%
Health Maintenance Organizations
--------------------------------------------------
Medeva PLC, ADR                              2.52%
Pharmaceuticals
--------------------------------------------------
MediSense, Inc.                              2.50%
Medical Technology & Supplies
--------------------------------------------------

FOR A COMPLETE LIST OF PORTFOLIO HOLDINGS, PLEASE SEE PAGE 53 OF THIS REPORT.

PERFORMANCE SUMMARY

The Franklin Global Health Care Fund provided a total return of +16.33% for the fiscal year ended April 30, 1995. Total return measures the change in value of an investment, assuming reinvestment of dividends and capital gains distributions, and does not include the initial sales charge.

The fund's share price, as measured by net asset value, increased from $10.43 on April 30, 1994 to $11.45 on April 30, 1995. During the reporting period, shareholders received distributions of 6.1 cents ($0.061) per share in dividend income and 55.9 cents ($0.559) per share in short-term capital gains. Past performance is not indicative of future results, and distributions will vary depending on income earned by the fund and any profits realized from the sale of securities in the fund's portfolio.

The graph on the following page compares the fund's performance since inception with the performance of the broad-based Standard & Poor's 500 Stock Index(R) (S&P 500(R)). The fund and the index, however, are inherently different. The index includes a variety of securities issued by companies not associated with the health care industry. Furthermore, it does not contain cash (the fund generally carries a certain percentage of cash at any given time) and does not include sales charges or management expenses. Of course, one cannot invest directly in an index.

GRAPHIC MATERIAL (10)OMITTED - SEE APPENDIX

* Includes all sales charges and represents the change in value of an investment over the period shown. Total return assumes reinvestment of dividends and capital gains. Past performance is not predictive of future results.

** Index is unmanaged and includes reinvested dividends.

FRANKLIN GLOBAL HEALTH CARE FUND
Periods ended April 30, 1995

                                                           SINCE
                                                         INCEPTION
                                            1-YEAR       (2/14/92)
------------------------------------------------------------------
Cumulative Total Return 1                   16.33%          27.16%
Average Annual Total Return 2               11.11%           6.24%
------------------------------------------------------------------

1. Cumulative total return shows the change in value of an investment over the specified periods and does not include the maximum 4.5% initial sales charge.

2. Average annual total return represents the average annual increase in value of an investment over the specified periods and includes the maximum 4.5% initial sales charge.

All total return calculations assume reinvestment of dividends and capital gains. Investment return and principal value will fluctuate with market conditions and you may have a gain or loss when you sell your shares. Past performance cannot guarantee future results.

The fund's manager has agreed in advance to waive a portion of the management fees, which reduces operating expenses and increases total return to shareholders. Without this waiver, the fund's total return would have been lower. The waiver may be discontinued at any time.

FRANKLIN STRATEGIC INCOME FUND

     YOUR FUND'S OBJECTIVE:
     The Franklin Strategic Series Income Fund seeks a high level of current income, with capital appreciation over the long term as a secondary objective. The fund uses an active asset allocation process and invests in securities of foreign governments, U.S. and foreign high yield fixed-income securities, asset-backed securities, and preferred stock, common stocks that pay dividends, and income producing securities convertible into common stocks of such companies.

The Franklin Strategic Income Fund commenced operations on June 1, 1994. Using active asset allocation, the fund's managers seek to capitalize on worldwide investment opportunities. They are free to allocate assets among a wide variety of worldwide market sectors including foreign government and corporate securities, high yield corporate bonds, convertible securities, mortgage-backed securities, emerging market debt securities, and U.S. government bonds.(1)

The Franklin Templeton Group offers other funds focusing on each of these sectors, and we are able to take advantage of the research undertaken for those funds. Furthermore, the fund's current size makes it fairly nimble, making it easier for us to react to changing market conditions as they occur.

The fund's first fiscal year proved to be a successful one. Because it did not begin operations until June 1, 1994, the fiscal period was actually 11 months, rather than the usual 12. Despite this abbreviated period, the fund reported an impressive cumulative total return of +8.94% for the eleven-month fiscal period. In comparison, the average return of the 19 funds in Lipper's flexible income category was +5.84% for the 12 months ended April 30, 1995.(2)

1. The fund may invest up to 100% of its assets in foreign securities, which may involve political uncertainty and currency risks. Investing in developing markets involves special considerations, which may include risks related to market and currency volatility, adverse social and political developments, and the relatively small size and lesser liquidity of these markets. High yields reflect the higher credit risk associated with certain lower rated securities in the fund's portfolio and, in some cases, the lower market prices for these instruments.

2. Source: Lipper Analytical Services, Inc., 4/30/95. Lipper rankings do not include sales charges; past and present expense reductions by the fund's manager increased the fund's total returns. Rankings may have been different if these factors had been considered. Because the fund is less than one-year-old, it is not ranked by Lipper. Total return measures the change in value of an investment over the specified period and assumes reinvestment of dividends and capital gains at net asset value. Past performance cannot guarantee future results.

During the fiscal year, our primary objective was to capitalize on domestic and international economic growth. With U.S. interest rates rising so dramatically throughout most of 1994, we were relatively underweighted in sectors that are traditionally sensitive to interest rates, such as utilities, U.S. government bonds, and mortgage-backed securities.

Since the fund's semi-annual report in October, however, long-term interest rates have actually begun to decline. Thirty-year Treasuries, which yielded 7.97% on October 31, 1994, have fallen over 50 basis points to 7.34% on April 30, 1995.(3) Declining interest rates and more stable economic growth have fueled the recent rally of the bond markets, causing their prices to rise.

In anticipation of continued strength in the corporate bond market, we increased the fund's holdings in this area to 31.8% of total net assets on April 30, 1995, from 24.0% on October 31, 1994.

Since a significant portion of the value of a convertible security comes from its value as a fixed-income investment, recent declines in interest rates also benefited this sector. We added to the fund's convertible stock and bond holdings, bringing convertible securities to 14.2% of total net assets on April 30, 1995 -- nearly double the 7.6% this sector represented on October 31, 1994.

GRAPHIC MATERIAL (11)OMITTED - SEE APPENDIX

* Total market value is the value of the fund's investments and does not include certain liabilities and other assets. Please see page 40 of this report for a complete listing of the fund's assets.

3. Source: Micropal

The fund reduced its international exposure during the last six months of the reporting period. Foreign corporate and government agency bonds were reduced to 20.4% of total net assets on April 30, 1995, from 25.2% on October 31, 1994. This underweighting, particularly in emerging markets (the worst-performing fixed-income sector in 1994), helped buoy the fund's relative performance during the fiscal period.

There were several specific industry allocations that aided the fund's performance. The paper industry, which includes forest and paper products as well as containers and packaging, experienced near-record price increases during the fiscal period. Improving worldwide economies increased demand for all sorts of paper and packaging materials, while more stringent environmental regulations and an overall production shortage limited the available supply. As a result, paper prices soared during the past year. The fund's holdings of Stone Container, a maker of corrugated boxes, and S.D. Warren Co., a producer of high-quality coated paper, both performed well over the fiscal period. Looking forward, we do not expect paper supply to increase significantly, which should continue to support prices.

During the past year, the healthcare industry has benefited from a trend toward consolidation. Many companies merged for greater economies of scale, in hopes of competing with the large HMOs that have emerged in recent years. In the first half of the fiscal year we established a position in Ornda Healthcare, Inc., an operator of acute care hospitals, which has recently acquired a number of other hospital facilities. During the second half of the year, we initiated a position in National Medical Enterprises, another acute care hospital operator. National Medical Enterprises recently acquired American Medical Holdings, one of its largest competitors, and changed its name to Tenet Healthcare. At the end of the fiscal period, healthcare represented 4.2% of total net assets, up from 2.7% at the end of October.

The gaming and hotels sector also helped the fund's performance. After being out of favor with investors, this sector rebounded in late 1994. Aztar Corp. and Showboat, Inc., two casino operators, were both strong performers for the fund within this sector.

The fund's allocation included other solidly performing industries as well. The fund's cable television holdings, particularly Bell Cablemedia, a cable and telephone provider in the United Kingdom, benefited from improving global economies.

Within the convertible universe, we established a significant position in the financial services industry (3.7% of total net assets at fiscal year-end), initiating holdings in Roosevelt Financial Group, a savings and loan, and Allstate Corp., a private mortgage insurer. Lower interest rates should benefit these companies, and we were able to purchase both at inexpensive prices relative to their peers.

Looking forward, with inflation seemingly under control and economies (particularly the U.S.) showing signs of slowing, the outlook for fixed-income markets appears favorable. Given this environment, we may seek to exchange credit risk (inherent in high yield bonds and convertible securities) for interest rate risk (government bonds, mortgage-backed securities). Internationally, emerging markets have exhibited some signs of stability, so we may look for long-term opportunities in this sector. Fortunately, we have the benefit of Franklin Templeton's vast research network throughout the world, and will seek to maneuver the fund to take advantage of changing market conditions as they occur.

PERFORMANCE SUMMARY

The Franklin Strategic Income Fund's share price, as measured by net asset value, increased to $10.18 on April 30, 1995, from $10.00 at the fund's inception on June 1, 1994.

For the fiscal year ended April 30, 1995, your fund paid monthly income distributions totaling 67.4 cents ($0.674) per share. This figure includes the special year-end distribution of 20.5 cents ($0.205). Dividends will vary based on the earnings of the fund's portfolio, and past distributions are not necessarily predictive of future trends.

Based on an annualization of the monthly dividend of 6.7 cents ($0.067) per share and the maximum offering price of $10.63 on April 30, 1995, your fund's distribution rate was 7.56%.

From its inception on June 1, 1994, through April 30, 1995, the fund posted a total return of +8.94%. Cumulative total return measures the change in value of an investment during the period indicated, assuming reinvestment of dividends and capital gains, if any. This calculation does not include the maximum sales charge, and past performance is not predictive of future results.

The graph on page 29 compares the Strategic Income Fund to the Lehman Brothers Aggregate Index from June 1, 1994, through April 30, 1995. Unlike the Franklin Strategic Income Fund, the index includes only fixed-rate debt issues rated investment grade or higher by Moody's, Standard & Poor's, and Fitch, and does not include sales charges or management fees. Thus, its performance will not always reflect that of the fund. Despite these differences, the fund followed the index closely during the fiscal period. Please remember that an index is simply a measure of performance, and cannot be invested in directly.

We manage this fund from a long-term perspective and encourage shareholders to view their investment in a similar manner. While the fund is bound to encounter volatility from time to time, short-term fluctuations should not unduly concern long-term investors.

GRAPHIC MATERIAL (12)OMITTED - SEE APPENDIX

* This performance graph assumes an initial $10,000 investment and includes the maximum 4.25% initial sales charge, all fund expenses and account fees. It also assumes that your dividends and capital gains were reinvested at net asset value. The Lehman Brothers Aggregate Index includes price appreciation or depreciation and income as a percentage of the original investment. Past performance is not predictive of future results.

FRANKLIN STRATEGIC INCOME FUND
Periods ended April 30, 1995

                                                           SINCE
                                                         INCEPTION
                                                         (06/01/94)
-------------------------------------------------------------------
Standardized Cumulative Total Return 1                        4.35%

Non-Standardized
Cumulative Total Return 2                                     8.94%

30-Day Standardized Yield 3                                   8.30%

Distribution Rate 4                                           7.56%
-------------------------------------------------------------------

1. Standardized cumulative total return measures the change in value of an investment over the periods indicated and includes the maximum 4.25% initial sales charge.

2. Non-standardized cumulative total return represents the change in value of an investment over the stated periods and does not include the maximum 4.25% initial sales charge.

3. Yield, calculated as required by the SEC, is based on the earnings of the fund's portfolio for the 30 days ended April 30, 1995.

4. Distribution rate is based on an annualization of the fund's current 6.7 cents per share monthly dividend and the maximum offering price of $10.63 on April 30, 1995.

All total return calculations assume reinvestment of dividends and capital gains at net asset value. Investment return and principal value will fluctuate with market conditions, and you may have a gain or loss when you sell your shares. Past performance is not indicative of future results.

The fund's manager has agreed to waive a portion of its management fees and to assume responsibility for certain other expenses, which reduces operating expenses and increases distribution rate, yield and total return to shareholders. If the manager had not taken this action, the fund's distribution rate and total return would have been lower and yield for the period would have been 6.37%. The fee waiver may be discontinued at any time.

FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND

     FUND OBJECTIVE:
     The Franklin Institutional MidCap Growth Fund seeks total return (capital growth plus income) exceeding the total return of the aggregate U.S. medium-capitalization stocks, as measured by the Standard & Poor's MidCap 400 Index(R). The fund invests in the common stocks of companies selected by a structured quantitative investment strategy. Shares of the fund are available only to institutional accounts.

Dear Shareholder:                                                   May 16, 1995

We are pleased to bring you the annual report of the Franklin Institutional MidCap Growth Fund for the period ended April 30, 1995.

Despite fears of inflation, interest rate hikes by the Federal Reserve, mixed responses to Washington's economic policy towards Mexico and the dollar's weakening position against the Japanese yen and German mark, the U.S. equity market finished the fiscal year with a strong rebound. Amidst the uncertainties, U.S. corporate earnings showed no signs of slowing, benefiting primarily from greater corporate efficiency and continuing product demand. In addition, after the generally disappointing performance from international markets (especially emerging markets) in 1994 and the stabilization of domestic interest rates, investors shifted their focus back to U.S. stocks.

Many large capitalization stocks benefited, as numerous investors shifted assets into these, relatively "safe" stocks, and the weakening dollar helped large, export-oriented U.S. companies. Large capitalization companies, in general, successfully defended their profit margins and showed strong earnings growth by becoming more competitive and efficient. This group, as measured by the Standard & Poor's 500 Index(R) (S&P 500(R)), produced a total return of more than 17% for the year ended April 30, 1995. In comparison, the medium capitalization segment, as measured by the Standard & Poor's MidCap 400 Index(R) (S&P MidCap 400(R)), posted a total return of approximately 10% during the same period.(1)

During the past fiscal year, we continued to select securities for the fund based on a proprietary stock selection model that compares the attractiveness of a company's growth factors relative to its value factors. In addition, our selection process incorporates risk management technology, which analyzes each stock's contribution to the portfolio's overall risk and reward attributes.

In seeking greater opportunity for capital growth, we gradually increased positions in favorably ranked, medium capitalization companies not included in the S&P MidCap 400, and scaled back several larger positions in the portfolio. As of April 30, 1995, the fund was invested in 187 companies, with 28% of its total net assets invested in stocks not included in the S&P MidCap 400, compared with 76 companies and 12% of total net assets a year ago. A breakdown of the fund's portfolio by industry is shown to the right.

GRAPHIC MATERIAL (13)OMITTED - SEE APPENDIX

The fund's top 10 holdings provide further illustration of the portfolio's diversification, as the table on page 32 indicates. The top ten positions on April 30, 1995, make up less than 14% of the fund's assets, compared with 28% a year ago.

FOR A COMPLETE LIST OF HOLDINGS, PLEASE REFER TO PAGE 56 OF THIS REPORT.

1. The Franklin Institutional MidCap Growth Fund is not sponsored, endorsed, sold, or promoted by Standard & Poor's. Total return shows the change in value of an investment over the period indicated, assuming reinvestment of dividends. Indices are unmanaged, and one cannot invest directly in an index.

Our continued emphasis on stock selection and diversification helped reduce the fund's return volatility, yet outperform its benchmark, the unmanaged S&P MidCap 400. As indicated in the graph on page 33, the fund's risk/return profile moved closer to that of its benchmark, during the fiscal year ended April 30, 1995. This has been consistent with our goal of outperforming the S&P MidCap 400 on a total return basis, while accepting a level of volatility similar to that of the Index.

Our long-term outlook for medium capitalization stocks continues to remain positive. We view investing in these companies as recruiting potential corporate giants. Typically younger than large capitalization companies, they tend to be leaders in highly specialized industries. Many of these companies can grow with great efficiency because of their use of recent technology. Also, their relatively smaller size may enable them to make changes more effectively than many corporate giants, who must struggle to update and modify larger corporate infrastructures.

----------------------------------------------
FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND
Top 10 Holdings on April 30, 1995
Based on Total Net Assets

                                    % OF TOTAL
COMPANY                             NET ASSETS
----------------------------------------------
AFLAC, Inc.                              1.77%
----------------------------------------------
Office Depot, Inc.                       1.51%
----------------------------------------------
Dell Computer Corp.                      1.47%
----------------------------------------------
Mirage Resorts, Inc.                     1.40%
----------------------------------------------
Mylan Labs, Inc.                         1.37%
----------------------------------------------
Cardinal Health, Inc.                    1.32%
----------------------------------------------
Pinnacle West Cap Corp.                  1.31%
----------------------------------------------
Bowater, Inc.                            1.30%
----------------------------------------------
IBP, Inc.                                1.26%
----------------------------------------------
Murphy Oil Corp.                         1.25%
----------------------------------------------
TOTAL                                   13.96%
----------------------------------------------

FOR A COMPLETE LIST OF HOLDINGS, PLEASE REFER TO PAGE 56 OF THIS REPORT.

If they perform well and become large enough, they may eventually be included in the S&P 500. These are the kinds of stocks which we seek to weight heavily in the portfolio.

At the end of the reporting period, the medium capitalization segment continued to offer attractive earnings growth potential of about 13%, at reasonable valuations of about 15 times earnings, compared with 11% for large capitalization stocks at the same valuation level.(2)

We appreciate your participation in the Franklin Institutional MidCap Growth Fund and look forward to serving your investment needs in the months and years to come.

2. Source: Templeton Quantitative Advisors, Inc., using Institutional Brokers Estimate System (I/B/E/S) Data.

3. Total return represents the change in value of an investment over the period shown. The fund's total return assumes initial purchase and the reinvestment of dividends and capital gains at net asset value. The index's total return assumes the reinvestment of dividends. Indices are unmanaged, and one cannot invest directly in an index. Past performance cannot guarantee future results.

4. Risk is measured by the annualized standard deviation of monthly returns. Standard deviation is a statistical measure of the volatility of a fund's or index's total returns. In general, the higher the standard deviation, the greater the volatility or risk.

PERFORMANCE SUMMARY

The Franklin Institutional MidCap Growth Fund posted a total return of +10.06% for the fiscal year ended April 30, 1995. Total return reflects a 76 cents ($0.76) per share increase in the fund's net asset value from $10.05 on April 30, 1994, to $10.81 on April 30, 1995, and assumes reinvestment of dividends and capital gains at net asset value. During the reporting period, shareholders received distributions totaling 20.4 cents ($0.204) per share in income dividends and 1.5 cents ($0.015) per share in short-term capital gains. Distributions will vary depending on income earned by the fund, as well as any capital gains realized from the sale of individual holdings in the portfolio. Past performance is not indicative of future results.

The graph on page 35 compares the fund's performance since its inception on August 31, 1993, with the performance of the unmanaged S&P MidCap 400 Index and unmanaged S&P 500 Index for the same period. As you can see, the Franklin Institutional MidCap Growth Fund has consistently outperformed the benchmark S&P MidCap 400 over the periods shown. Please remember that an index does not contain cash (the fund generally carries a certain percentage of cash at any given time) and includes no management expenses. Of course, one cannot invest directly in an index.

GRAPHIC MATERIAL (14)OMITTED - SEE APPENDIX
                                                     34

Note: Future index comparisons will include only the S&P MidCap 400(R) Stock Index. While the S&P 500(R) was used to represent the broader domestic equity market, this index generally represents larger capitalization stocks, which make up a distinctly different segment of the domestic equity market. The S&P MidCap 400 provides a more appropriate comparison for the fund, given the fund's emphasis on middle capitalization stocks, and will continue to be used going forward.

FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND
Performance Results
Periods ended April 30, 1995

                                                      SINCE
                                                    INCEPTION
                                        1-YEAR      (8/31/93)
-------------------------------------------------------------
Cumulative Total Return 5               10.06%         11.85%
Average Annual Total Return 6           10.06%          6.95%
-------------------------------------------------------------

5. Cumulative total returns show the change in value of an investment over the periods indicated, assuming initial purchase and reinvestment of dividends and capital gains at net asset value. See note below.

6. Average annual total returns represent the average annual change in value of an investment over the periods indicated, assuming initial purchase and the reinvestment of dividends and capital gains at net asset value. See note below.

Note: Investment return and principal value fluctuate so that your shares, when redeemed, may be worth more or less than their original cost. Past performance cannot guarantee future results.

The fund's manager has agreed in advance to waive its management fees and made payments for other expenses, which reduces operating expenses and increases total return to shareholders. Without these reductions, the fund's total return would have been lower. The fee waiver may be discontinued at any time, upon notice to the fund's Board of Trustees.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS, APRIL 30, 1995

                                                                           VALUE
  SHARES        FRANKLIN CALIFORNIA GROWTH FUND                           (NOTE 1)
-----------------------------------------------------------------------------------
                COMMON STOCKS  80.3%
                AUTOMOBILE  .7%
     3,500      Ford Motor Co. ........................................ $    94,500
                                                                        -----------

                CONSUMER SERVICES  3.9%
     3,000      Disney (Walt) Co. .....................................     166,125
     8,500      McClatchy Newspapers, Inc., Series A ..................     188,063
     3,000      United Television, Inc. ...............................     189,375
                                                                        -----------
                                                                            543,563
                                                                        -----------

                ELECTRONIC TECHNOLOGY  18.7%
     1,800    a 3Com Corp. ............................................     100,800
     4,000    a Applied Materials, Inc. ...............................     246,500
     6,000    a Cisco Systems, Inc. ...................................     239,250
     1,500    a Computer Sciences Corp. ...............................      74,063
     5,612      ECI Telecommunications, Ltd. ..........................      94,702
     6,000      Logicon, Inc. .........................................     222,000
    15,000    a Megatest Corp. ........................................     157,500
     7,500    a Network Peripherals, Inc. .............................     143,437
    13,300    a Read-Rite Corp. .......................................     282,625
     5,000      Rockwell International Corp. ..........................     218,125
     1,000    a Silicon Graphics, Inc. ................................      37,500
     6,000    a Sun Microsystems, Inc. ................................     239,250
     8,500    a VeriFone, Inc. ........................................     200,813
    20,000    a Western Digital Corp. .................................     320,000
                                                                        -----------
                                                                          2,576,565
                                                                        -----------

                ENERGY/MINERALS  6.0%
     2,500      Atlantic Richfield Co. (ARCO) .........................     286,250
     4,000      Chevron Corp. .........................................     189,500
     5,000      Ultramar Corp. ........................................     130,625
     5,000    a Western Atlas, Inc. ...................................     225,000
                                                                        -----------
                                                                            831,375
                                                                        -----------

                FINANCIALS  3.1%
     4,000      Mercury General Corp. .................................     123,000
     4,500    a Silicon Valley Bancshares .............................      69,750
     4,500    a The PMI Group, Inc. ...................................     167,625
     5,000      ValliCorp Holdings, Inc. ..............................      75,000
                                                                        -----------
                                                                            435,375
                                                                        -----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                           VALUE
  SHARES        FRANKLIN CALIFORNIA GROWTH FUND                           (NOTE 1)
-----------------------------------------------------------------------------------
                COMMON STOCKS (CONT.)
                HEALTH SERVICES  4.3%
     6,000    a Foundation Health Corp. ............................... $   166,500
     2,000    a Homedco Group, Inc. ...................................     114,500
     3,000    a PacifiCare Health Systems, Class A ....................     184,500
     5,000      U.S. Healthcare, Inc. .................................     133,750
                                                                        -----------
                                                                            599,250
                                                                        -----------

                HEALTH TECHNOLOGY  4.7%
     2,500    a Amgen, Inc. ...........................................     181,719
     1,235    a Chiron Corp. ..........................................      68,234
     1,500    a Genentech, Inc. .......................................      75,562
     9,000      Mentor Corp. ..........................................     212,625
    10,000    a Penederm, Inc. ........................................      47,500
     3,000    a Sola International, Inc. ..............................      65,625
                                                                        -----------
                                                                            651,265
                                                                        -----------

                OTHER
       198  a,b Lynx Therapeutics, Inc. ...............................          --
                                                                        -----------

                PRODUCER/MANUFACTURING  3.3%
     4,000      Clorox Co. ............................................     235,000
     8,500      Superior Industries International, Inc. ...............     225,250
                                                                        -----------
                                                                            460,250
                                                                        -----------

                REAL ESTATE  2.9%
    10,000      Bay Apartment Communities, Inc. .......................     180,000
     3,000      LTC Properties, Inc. ..................................      39,000
     5,000      Nationwide Health Property, Inc. ......................     180,625
                                                                        -----------
                                                                            399,625
                                                                        -----------

                RETAIL TRADE  5.4%
    25,000    a Broadway Stores, Inc. .................................     168,750
     4,000      Dreyer's Grand Ice Cream, Inc. ........................     119,000
     4,343    a Price/Costco, Inc. ....................................      63,516
    15,000    a Strouds, Inc. .........................................     127,500
    13,000    a Vons Companies, Inc. ..................................     266,500
                                                                        -----------
                                                                            745,266
                                                                        -----------

               SEMICONDUCTORS  9.0%
    12,500    a Actel Corp. ...........................................     145,313
     3,000    a Altera Corp. ..........................................     242,625
     3,500      Intel Corp. ...........................................     358,313
       800      Linear Technology Corp. ...............................      47,800

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                           VALUE
  SHARES        FRANKLIN CALIFORNIA GROWTH FUND                           (NOTE 1)
-----------------------------------------------------------------------------------
                COMMON STOCKS (CONT.)
                SEMICONDUCTORS (CONT.)
    10,000    a National Semiconductor Corp. .......................... $   228,750
     2,500    a Solectron Corp. .......................................      73,437
     2,000    a Xilinx, Inc. ..........................................     153,500
                                                                        -----------
                                                                          1,249,738
                                                                        -----------

                TECHNOLOGY SERVICES  8.6%
     4,300      Adobe Systems, Inc. ...................................     250,475
     7,000    a Microtec Research, Inc. ...............................     110,250
     4,500    a Oracle Systems Corp. ..................................     137,250
     8,000    a Spectrum Holobyte, Inc. ...............................     122,000
     3,000    a Sybase, Inc. ..........................................      72,750
     8,000    a Transaction Systems Architects, Inc., Class A .........     165,000
     7,500    a Wavefront Technologies, Inc. ..........................     130,312
     8,000      Wyle Laboratories .....................................     196,000
                                                                        -----------
                                                                          1,184,037
                                                                        -----------

                TRANSPORTATION  5.2%
     8,250      Air Express International Corp. .......................     193,875
     5,600      Expeditors International of Washington, Inc. ..........     128,800
     2,000    a Fritz Companies, Inc. .................................     120,500
     2,500      Harper Group, Inc. ....................................      48,125
    10,000    a Mesa Airlines, Inc. ...................................      61,250
    10,000    a Southern Pacific Rail Corp. ...........................     173,750
                                                                        -----------
                                                                            726,300
                                                                        -----------

                UTILITIES  4.5%
     8,000    a AirTouch Communications, Inc. .........................     215,000
     7,500      San Diego Gas & Electric Co. ..........................     158,437
    10,000      SCEcorp ...............................................     167,500
     5,000      Southern California Water .............................      85,625
                                                                        -----------
                                                                            626,562
                                                                        -----------
                      TOTAL COMMON STOCKS (COST $9,530,085) ...........  11,123,671
                                                                        -----------

                PREFERRED STOCKS  2.0%
                OTHER
      288   a,b Lynx Therapeutics, Inc., pfd., Series A ...............         288
                                                                        -----------

                REAL ESTATE  2.0%
     6,800    c Catellus Development Corp., $3.625 cvt. pfd., Series B      280,500
                                                                        -----------
                      TOTAL PREFERRED STOCKS (COST $256,988) ..........     280,788
                                                                        -----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

   FACE                                                                    VALUE
  AMOUNT        FRANKLIN CALIFORNIA GROWTH FUND                           (NOTE 1)
-----------------------------------------------------------------------------------
                CONVERTIBLE BONDS .8%
                ELECTRONIC TECHNOLOGY
$  100,000    c 3COM Corp., cvt. sub. notes, 10.25%, 11/01/01
                 (COST $115,500)....................................... $   115,500
                                                                        -----------
                      TOTAL INVESTMENTS BEFORE REPURCHASE AGREEMENTS
                       (COST $9,902,573)...............................  11,519,959
                                                                        -----------
              d RECEIVABLES FROM REPURCHASE AGREEMENTS  17.0%
 1,351,239    e Joint Repurchase Agreement, 5.975%, 05/01/95 (Maturity
                 Value $1,339,952)
                 Collateral: U.S. Treasury Notes, 4.75% - 9.00%,
                  07/15/96 - 1/31/00 ..................................   1,339,285
   997,000      Nikko Government Securities Co., Inc.,  5.90%,
                 05/01/95 (Maturity Value $1,000,492)
                 Collateral: U.S. Treasury Notes, 6.75%, 05/31/99 .....   1,000,000
                                                                        -----------
                      TOTAL RECEIVABLES FROM REPURCHASE AGREEMENTS
                       (COST $2,339,285)                                  2,339,285
                                                                        -----------
                      TOTAL INVESTMENTS (COST $12,241,858)  100.1% ....  13,859,244
                                                                        -----------
                      LIABILITIES IN EXCESS OF OTHER ASSETS, NET  (.1)%     (14,977)
                                                                        -----------
                      NET ASSETS  100.0% .............................. $13,844,267
                                                                        ===========

                At April 30, 1995, the net unrealized appreciation
                 based on the cost of investments for income tax
                 purposes of $12,244,100 was as follows:
                  Aggregate gross unrealized appreciation for all
                   investments in which there was an excess of value
                   over tax cost ...................................... $ 2,002,365
                  Aggregate gross unrealized depreciation for all
                   investments in which there was an excess of tax cost
                   over value .........................................    (387,221)
                                                                        -----------
                Net unrealized appreciation ........................... $ 1,615,144
                                                                        ===========

a Non-income producing.
b See Note 7 regarding restricted securities.
c See Note 8 regarding Rule 144A securities.
d Face amount for repurchase agreements is for the underlying collateral. e See Note 1(g) regarding Joint Repurchase Agreement.

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS, APRIL 30, 1995

                                                                             VALUE
COUNTRY*    SHARES       FRANKLIN STRATEGIC INCOME FUND                    (NOTE 1)
------------------------------------------------------------------------------------
                         PREFERRED STOCKS  3.1%
                         FINANCIAL SERVICES  1.6%
   US          1,000     First Nationwide Bank, 11.50% pfd. ............. $  105,000
                                                                          ----------

                         MEDIA & BROADCASTING  1.5%
   US            100     PanAmSat Corp., L.P., 12.75% pfd., PIK .........    101,250
                                                                          ----------
                               TOTAL PREFERRED STOCKS (COST $200,000) ...    206,250
                                                                          ----------

                         CONVERTIBLE PREFERRED STOCKS  7.2%
                         ENERGY  .8%
   US          2,525     Snyder Oil Corp., $1.50 cvt. exch. pfd. ........     54,918
                                                                          ----------

                         FINANCIAL SERVICES  3.7%
   US          2,200     Allstate Corp., 6.75% cvt. pfd. ................     79,475
   US          1,500     Integon Corp., $3.875 cvt. pfd. ................     76,125
   US          1,500     Roosevelt Financial Group, 6.50% cvt. pfd. .....     94,500
                                                                          ----------
                                                                             250,100
                                                                          ----------

                         INFORMATION/TECHNOLOGY  1.2%
   US            950     National Semiconductor Corp. $3.25 cvt. pfd. ...     78,850
                                                                          ----------

                         METALS & MINING  .5%
   US            500     Magma Copper Co., 5.625% cvt. pfd., Series D ...     30,375
                                                                          ----------

                         REAL ESTATE INVESTMENT TRUST  1.0%
   US          3,000     Property Trust of America, $1.75 cvt. pfd.,
                          Series A ......................................     67,500
                                                                          ----------
                               TOTAL CONVERTIBLE PREFERRED STOCK
                                (COST $469,126) .........................    481,743
                                                                          ----------
             FACE
            AMOUNT
           ---------
                         CORPORATE BONDS  31.8%
                         CABLE TELEVISION  2.9%
   US        150,000   g Bell Cablemedia, Plc., senior disc. notes,
                          zero coupon to 07/15/99, (original accretion
                          rate 11.95%), 11.95% thereafter, 07/15/04 .....     96,000
   US        100,000     Rogers Cablesystems, Inc., guaranteed notes,
                          9.625%, 08/01/02 ..............................    100,375
                                                                          ----------
                                                                             196,375
                                                                          ----------

                         CONSUMER GOODS  2.9%
   US        100,000     Playtex Family Products Corp., senior sub.
                          deb., 9.00%, 12/15/03 .........................     94,750
   US        100,000     Sealy Corp., senior sub. notes, 9.50%, 05/01/03      99,500
                                                                          ----------
                                                                             194,250
                                                                          ----------

                         CONTAINERS & PACKAGING  3.1%
   US        100,000     Owens Illinois, Inc., senior sub. deb., 10.50%,
                          06/15/02.......................................    103,125
   US        100,000     Stone Container, senior notes, 11.50%, 10/01/04     107,000
                                                                          ----------
                                                                             210,125
                                                                          ----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

             FACE                                                            VALUE
COUNTRY*    AMOUNT       FRANKLIN STRATEGIC INCOME FUND                    (NOTE 1)
------------------------------------------------------------------------------------
                         CORPORATE BONDS (CONT.)
                         ENERGY  1.4%
   US        100,000     Gulf Canada Resources, Ltd., senior sub. deb.,
                          9.25%, 01/15/04 ............................... $   95,029
                                                                          ----------

                         FOOD/BEVERAGES  1.6%
   US        100,000     Curtice-Burns Foods, Inc., senior sub. notes,
                          12.25%, 02/01/05 ..............................    106,500
                                                                          ----------

                         FOOD RETAILING   1.5%
   US        100,000   c Dominick's Finer Foods, senior sub. deb.,
                          10.875%, 05/01/05 .............................    100,750
                                                                          ----------

                         FOREST & PAPER PRODUCTS  3.1%
   US        100,000     Repap New Brunswick, senior notes, second
                          priority, 10.625%, 04/15/05 ...................    102,000
   US        100,000   c S.D. Waren Co., senior sub. notes, 12.00%,
                          12/15/04 ......................................    109,000
                                                                          ----------
                                                                             211,000
                                                                          ----------

                         GAMING & HOTELS  4.7%
   US        100,000     Aztar Corp., senior sub. notes, 13.75%, 10/01/04    111,000
   US        100,000   c Players International, Inc., senior notes,
                          10.875%, 04/15/05 .............................    100,750
   US        100,000     Showboat, Inc., senior sub. notes, 13.00%,
                          08/01/09 ......................................    105,000
                                                                          ----------
                                                                             316,750
                                                                          ----------

                         HEALTH CARE  3.2%
   US        100,000     National Medical Enterprises, senior sub. notes,
                          10.125%, 03/01/05 .............................    104,750
   US        100,000     OrNda Healthcorp., guaranteed, senior sub.
                          notes, 11.375%, 08/15/04 ......................    108,250
                                                                          ----------
                                                                             213,000
                                                                          ----------

                         INDUSTRIAL  1.6%
   US        150,000   g American Standard, Inc., senior sub. deb., zero
                          coupon to 06/01/98, (original accretion rate
                          10.50%), 10.50% thereafter, 06/01/05 ..........    111,000
                                                                          ----------

                         MEDIA & BROADCASTING  1.6%
   US        100,000     American Media Operation, senior sub. notes,
                          11.625%, 11/15/04 .............................    107,000
                                                                           ----------

                         METALS & MINING  2.8%
   US        100,000   g Acme Metals, Inc., guaranteed senior secured
                          disc. notes, zero coupon to 08/01/97,
                          (original accretion rate 13.50%), 13.50%
                          thereafter, 08/01/04 ..........................     77,500
   US        100,000   c Ucar Global Enterprises, Inc., senior sub.
                          notes, 12.00%, 01/15/05 .......................    108,750
                                                                          ----------
                                                                             186,250
                                                                          ----------

                         TEXTILE  1.4%
   US        100,000     WestPoint Stevens, Inc., senior notes, 8.75%,
                          12/15/01 ......................................     97,125
                                                                          ----------
                               TOTAL CORPORATE BONDS (COST $2,042,936) ..  2,145,154
                                                                          ----------

                         CONVERTIBLE BONDS  7.0%
                         CELLULAR TELEPHONE  .7%
   US        150,000   g Rogers Communications, Inc., cvt. sub. notes,
                          LYONs, (original accretion rate 5.50%),
                          0.00%, 05/20/13 ...............................     49,313
                                                                          ----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

             FACE                                                            VALUE
COUNTRY*    AMOUNT       FRANKLIN STRATEGIC INCOME FUND                    (NOTE 1)
------------------------------------------------------------------------------------
                         CONVERTIBLE BONDS (CONT.)
                         FOOD/BEVERAGES  .8%
   US         65,000     Chock Full O'Nuts Corp., cvt. deb., 7.00%,
                          04/01/12 ...................................... $   57,200
                                                                          ----------

                         HEALTH CARE  1.0%
   US         70,000     Maxxim Medical, Inc., cvt. sub. deb., 6.75%,
                          03/01/03 ......................................     65,450
                                                                          ----------

                         HOME BUILDING  1.1%
   US        100,000     U.S. Home Corp., cvt. sub. notes, 4.875%,
                          11/01/05 ......................................     70,750
                                                                          ----------

                         INDUSTRIAL   1.1%
   US         60,000     Raymond Corp., cvt. sub. deb., 6.50%, 12/15/03 .     72,300
                                                                          ----------

                         REAL ESTATE INVESTMENT TRUST  1.0%
   US         70,000     Liberty Property Trust, cvt. sub. deb., 8.00%,
                          07/01/01 ......................................     67,200
                                                                          ----------

                         TELECOMMUNICATION  1.3%
   US         25,000   c All American Communications, cvt. sub. deb.,
                          6.50%, 10/01/03 ...............................     21,719
   US         60,000   c Aspect Telecommunication, cvt. sub. deb., 5.00%,
                          10/15/03 ......................................     69,525
                                                                          ----------
                                                                              91,244
                                                                          ----------
                               TOTAL CONVERTIBLE BONDS (COST $457,192) ..    473,457
                                                                          ----------

                         FOREIGN CORPORATE BONDS  3.7%
   US         45,000     Compania de Telefonos de Chile, cvt. sub.,
                          4.50%, 01/15/03 ...............................     44,213
   US        100,000   c Essar Guajarat, Ltd., floating rate deb., 9.40%,
                          07/15/99 ......................................    100,250
   US        100,000     Tjiwi Kimia International, 13.25%, 08/01/01 ....    101,500
                                                                          ----------
                               TOTAL FOREIGN CORPORATE BONDS
                                (COST $238,236) .........................    245,963
                                                                          ----------

                         FOREIGN GOVERNMENT AGENCIES  16.7%
   DD        140,000     Bundesobligation, 5.375%, 02/22/99 .............     98,687
   DD         68,000     Bundesobligation, 6.625%, 01/20/98 .............     50,092
   DD         60,000     Bundesschatzanweisungen, 6.875%, 12/02/98 ......     44,364
   DD         40,000     Deutsche Bundespost, 7.75%, 10/01/04 ...........     29,827
   JP      6,000,000     European Investment Bank, 5.875%, 11/26/99 .....     81,395
   DD         42,000     German Unity Fund, 8.00%, 01/21/02 .............     32,139
   CA        100,000     Government of Canada, 10.25%, 12/01/98 .........     78,989
   CA        100,000     Government of Canada, 10.50%, 10/01/04 .........     83,741
   JP      6,000,000     International Bank of Reconstruction and
                          Development, 6.75%, 05/15/00 ..................     84,251
   DD         20,000     International Bank of Reconstruction and
                          Development, 7.125%, 04/12/05 .................     14,422
   DK        167,000     Kingdom of Denmark, 8.00%, 05/15/03 ............     29,637
   AU        225,000     Queensland Treasury Corp., 8.875%, 11/08/96 ....    164,276
   US        250,000     Republic of Argentina, BOCON PRE4, floating
                          rate notes, 6.125%, 09/01/02 ..................    128,750
   GB         85,000     United Kingdom Treasury, 12.25%, 03/26/99 ......    154,208
   GB         30,000     United Kingdom Treasury, 9.50%, 04/18/05 .......     51,454
                                                                          ----------
                               TOTAL FOREIGN GOVERNMENT AGENCIES
                                (COST $1,161,125) .......................  1,126,232
                                                                          ----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

             FACE                                                           VALUE
COUNTRY*    AMOUNT       FRANKLIN STRATEGIC INCOME FUND                    (NOTE 1)
------------------------------------------------------------------------------------
                         U.S. GOVERNMENT  3.7%
   US     $  250,000     U.S. Treasury Notes, 6.75%, 05/31/97
                          (COST $248,668) ............................... $  250,624
                                                                          ----------

                         U.S. GOVERNMENT AGENCIES/MORTGAGES  6.4%
   US         50,374     FHLMC, 7.00%, 04/01/24 .........................     47,966
   US         49,046     FHLMC, 7.50%, 04/01/24 .........................     47,897
   US         50,365     FHLMC, 8.50%, 12/01/24 .........................     51,184
   US         50,315     FNMA, 8.00%, 01/01/25 ..........................     50,205
   US         47,506     FNMA, 7.50%, 10/01/07 ..........................     47,314
   US         49,195     GNMA, SF, 7.50%, 09/15/23 ......................     47,950
   US         99,389     GNMA, SF, 6.50%, 03/15/24 ......................     90,879
   US         50,187     GNMA, SF, 8.00%, 06/15/24 ......................     50,156
                                                                          ----------
                               TOTAL U.S. GOVERNMENT AGENCIES/MORTGAGES
                                (COST $424,272) .........................    433,551
                                                                          ----------
                               TOTAL LONG TERM INVESTMENTS
                                (COST $5,241,555) .......................  5,362,974
                                                                          ----------

                       i SHORT TERM INVESTMENTS
                         COMMERCIAL PAPER  1.5%
   US        105,000     Goldman Sachs Group, L.P., 14.00%, 06/15/95
                          (COST $105,000) ...............................    101,724
                                                                          ----------

                         FOREIGN CORPORATE AGENCIES  3.0%
   TH      5,000,000     Thailand Military Bank Notes, 6.875%, 06/01/95
                          (COST $199,172) ...............................    202,072
                                                                          ----------

                         FOREIGN GOVERNMENT AGENCIES  .6%
   NZ         60,000     New Zealand Treasury Bills, 06/21/95
                          (COST $37,403) ................................     39,806
                                                                          ----------
                               TOTAL INVESTMENTS BEFORE REPURCHASE
                                AGREEMENTS (COST $5,583,130) ............  5,706,576
                                                                          ----------

                     d,e RECEIVABLES FROM REPURCHASE AGREEMENTS  12.4%
   US        841,375     Joint Repurchase Agreement, 5.975%, 05/01/95
                          (Maturity Value $833,733) (COST $833,318)
                          Collateral: U.S. Treasury Notes, 4.75% -
                           9.00%, 07/15/96 - 01/31/00 ...................    833,318
                                                                          ----------
                                 TOTAL INVESTMENTS (COST $6,416,448)
                                  97.1% .................................  6,539,894
                                 OTHER ASSETS AND LIABILITIES, NET  2.9%     195,812
                                                                          ----------
                                 NET ASSETS  100.0% ..................... $6,735,706
                                                                          ==========

                         At April 30, 1995, the net unrealized
                          appreciation based on the cost of investments
                          for income tax purposes of $6,416,448 was as
                          follows:
                           Aggregate gross unrealized appreciation for
                            all investments in which there was an excess
                            of value over tax cost ...................... $  201,751
                           Aggregate gross unrealized depreciation for
                            all investments in which there was an excess
                            of tax cost over value ......................    (78,305)
                                                                          ----------
                           Net unrealized appreciation .................. $  123,446
                                                                          ==========

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                        FRANKLIN STRATEGIC INCOME FUND
--------------------------------------------------------------------------------

PORTFOLIO ABBREVIATIONS:
FHLMC - Federal Home Loan Mortgage Corp.
FNMA  - Federal National Mortgage Association
GNMA  - Government National Mortgage Association
L.P.  - Limited Parnership
LYONs - Liquid Yield Option Notes
PIK   - Payment-in-Kind
SF    - Single Family

COUNTRY LEGEND:
AU - Australia
CA - Canada
DD - Germany
DK - Denmark
GB - United Kingdom
JP - Japan
NZ - New Zealand
TH - Thailand
US - United States of America

* Securities traded in currency of county indicated.
c See Note 8 regarding Rule 144A securities.
d Face amount for repurchase agreements is for the underlying collateral.
e See Note 1(g) regarding Joint Repurchase Agreement.
g Zero coupon/step-up bonds. The current effective yield may vary. The original accretion rate will remain constant.
i Certain short-term securities are traded on a discount basis; the rates shown are the discount rates at the time of purchase by the Fund. Other securities bear interest at the rates shown, payable at fixed dates or upon maturity.

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS, APRIL 30, 1995

             SHARES/                                                        VALUE
COUNTRY*    WARRANTS     FRANKLIN GLOBAL UTILITIES FUND                    (NOTE 1)
------------------------------------------------------------------------------------
                         COMMON STOCKS & WARRANTS  96.6%
                         ELECTRIC & GAS UTILITIES  71.6%
   US        140,000     AES Corp. ...................................... $  2,415,000
   US         57,200     American Electric Power Co., Inc. ..............    1,873,300
   US         49,500     Central & South West Corp. .....................    1,218,938
   HK        302,400     China Light & Power, Ltd. ......................    1,425,862
   US        175,000     CINergy Corp. ..................................    4,396,875
   US         99,700     Dominion Resources, Inc. .......................    3,639,050
   US         22,300     DPL, Inc. ......................................      465,513
   US         60,950     Duke Power Co. .................................    2,407,525
   US         85,900     Empresa Nacional de Electricidad, ADR ..........    4,037,300
   US        129,000     Enron Corp. ....................................    4,386,000
   US        110,000     Entergy Corp. ..................................    2,392,500
   FI        195,000   c Espoon Sahko Oy.................................    2,355,191
   US         39,000     FPL Group, Inc. ................................    1,433,250
   US         49,600     General Public Utilities Corp. .................    1,413,600
   US         29,700     Hawaiian Electric Industries, Inc. .............    1,028,363
   HK      1,753,920     Hong Kong and China Gas Co., Ltd. ..............    2,548,973
   HK        121,800   a Hong Kong and China Gas Co., Ltd., warrants ....       13,846
   HK      1,180,000     Hong Kong Electric Holdings, Ltd. ..............    3,620,333
   US         62,000   a Huaneng Power International, Inc., ADR .........      899,000
   ES        285,000     Iberdrola, SA ..................................    1,875,305
   US        109,000     National Fuel Gas Co. ..........................    3,147,375
   US          1,300     New England Electric System ....................       39,163
   US         29,100     NIPSCO Industries, Inc. ........................      938,475
   US         40,400     Pacific Gas & Electric Co. .....................    1,085,750
   US        176,700     PacifiCorp .....................................    3,357,300
   US        141,000     Panhandle Eastern Corp. ........................    3,384,000
   US        117,500     Pinnacle West Capital Corp. ....................    2,526,250
   US         50,000     Public Service Co. of Colorado .................    1,506,250
   US         33,800     SCEcorp ........................................      566,150
   GB        167,300     Scottish Power, Plc. ...........................      910,132
   US        208,000     Southern Co. ...................................    4,290,000
   US         41,200     Southern Indiana Gas & Electric Co. ............    1,246,300
   US        183,900     TECO Energy, Inc. ..............................    3,907,875
   US        115,700     Texas Utilities Co. ............................    3,774,713
   US        255,000     Transportadora Gas Sur, ADR ....................    2,518,125
   DD         10,700     Veba, Ag .......................................    3,987,410
   US        131,518     Williams Cos., Inc. ............................    4,323,654
                                                                          ------------
                                                                            85,354,646
                                                                          ------------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

             SHARES/                                                        VALUE
COUNTRY*    WARRANTS     FRANKLIN GLOBAL UTILITIES FUND                    (NOTE 1)
--------------------------------------------------------------------------------------
                         COMMON STOCKS & WARRANTS (CONT.)
                         TELECOMMUNICATIONS SERVICES  25.0%
   US         20,150   a AirTouch Communications, Inc. .................. $    541,531
   US         59,300     AT&T Corp. .....................................    3,009,475
   US         47,300     British Telecommunications, Plc., ADR ..........    2,956,250
   GB        300,000     Cable & Wireless, Plc. .........................    1,938,646
   CA         88,900 a,c Call-Net Enterprises, Inc., Class B ............      514,941
   CA        321,000   a Call-Net Enterprises, Inc., Class B ............    1,859,347
   US         19,700   a Comcast UK Cable Partners, Ltd. ................      275,800
   US         16,700     Compania de Telefonos de Chile, ADR ............    1,152,300
   MX         44,400   a Grupo Iusacell, SA, Series D ...................       56,298
   US        100,560   a Grupo Iusacell, SA, Series L, ADR ..............    1,458,120
   US         55,300     GTE Corp. ......................................    1,887,113
   US         25,100   a International Cabletel, Inc. ...................      740,450
   US         20,150     Pacific Telesis Group, Inc. ....................      622,131
   IT        550,000     STET-Societa Finanziaria Telefonica ............    1,567,843
   US         74,750     Telecom de Argentina, SA, ADR ..................    3,270,312
   US         85,000     Tele Danmark, A/S, ADS .........................    2,231,250
   US         20,400     Telefonica de Argentina, ADR ...................      479,400
   US         65,950     Telefonica de Espana, ADR ......................    2,423,662
   US         45,700     Telefonos de Mexico, ADR .......................    1,382,424
   GB         57,500   a Telewest Communications, Plc. ..................    1,423,124
                                                                          ------------
                                                                            29,790,417
                                                                          ------------
                               TOTAL COMMON STOCKS & WARRANTS
                                (COST $120,557,322) .....................  115,145,063
                                                                          ------------

                     d,e RECEIVABLES FROM REPURCHASE AGREEMENTS  3.7%
   US     $4,497,075     Joint Repurchase Agreement, 5.975%, 05/01/95
                          (Maturity Value $4,458,289) (COST $4,456,070)
                          Collateral: U.S. Treasury Notes, 4.75% - 9.00%,
                           07/15/96 - 01/31/00 ..........................    4,456,070
                                                                          ------------
                                 TOTAL INVESTMENTS (COST $125,013,392)
                                  100.3% ................................  119,601,133
                                                                          ------------
                                 LIABILITIES IN EXCESS OF OTHER ASSETS,
                                  NET  (.3)% ............................     (350,651)
                                                                          ------------
                                 NET ASSETS  100.0% ..................... $119,250,482
                                                                          ------------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                 VALUE
                         FRANKLIN GLOBAL UTILITIES FUND                   (NOTE 1)
--------------------------------------------------------------------------------------
                         At April 30, 1995, the net unrealized
                          depreciation based on the cost of investments
                          for income tax purposes of $125,016,195 was as
                          follows:
                           Aggregate gross unrealized appreciation for
                            all investments in which there was an excess
                            of value over tax cost ...................... $  4,837,237
                           Aggregate gross unrealized depreciation for
                            all investments in which there was an excess
                            of tax cost over value ......................  (10,252,299)
                                                                          ------------
                           Net unrealized depreciation .................. $ (5,415,062)
                                                                          ============

COUNTRY LEGEND:
CA - Canada
DD - Germany
ES - Spain
FI - Finland
GB - United Kingdom
HK - Hong Kong
IT - Italy
MX - Mexico
US - United States of America

* Securities traded in currency of country indicated.
a Non-income producing.
c See Note 8 regarding Rule 144A securities.
d Face amount for repurchase agreements is for the underlying collateral. e See Note 1(g) regarding Joint Repurchase Agreement.

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS, APRIL 30, 1995

                                                                           VALUE
  SHARES        FRANKLIN SMALL CAP GROWTH FUND                            (NOTE 1)
-----------------------------------------------------------------------------------
                COMMON STOCKS  89.0%
                AEROSPACE  .4%
    20,000    a Tracor, Inc. .......................................... $   260,000
                                                                        -----------

                BROADCASTING  2.6%
    25,000    a Bell Cablemedia, Plc. .................................     415,625
    54,000    a Comcast UK Cable Partners, Ltd. .......................     756,000
    20,000    a Telewest Communications, Plc., ADR ....................     495,000
                                                                        -----------
                                                                          1,666,625
                                                                        -----------

                COMPONENT SUPPLIERS  3.2%
    29,100    a Atchison Casting Corp. ................................     436,500
    50,000    a Easco, Inc. ...........................................     775,000
    30,000      Roper Industries, Inc. ................................     810,000
                                                                         -----------
                                                                          2,021,500
                                                                        -----------

                COMPUTER HARDWARE  4.3%
    60,000    a Read-Rite Corp. .......................................   1,275,000
    90,000    a Western Digital Corp. .................................   1,440,000
                                                                        -----------
                                                                          2,715,000
                                                                        -----------

                COMPUTER SOFTWARE  8.1%
     9,500    a Integrated Systems, Inc. ..............................     199,500
    15,000    a Lotus Development Corp. ...............................     472,500
    49,000    a Microtec Research, Inc. ...............................     771,750
    60,000    a Spectrum Holobyte, Inc. ...............................     915,000
    25,000    a Sterling Software, Inc. ...............................     850,000
    17,200    a Sybase, Inc. ..........................................     417,100
    50,000    a Transaction Systems Architects, Inc. ..................   1,031,250
    25,000    a Waverfront Technologies, Inc. .........................     434,375
                                                                        -----------
                                                                          5,091,475
                                                                        -----------

                CONSUMER SERVICES  .4%
    10,000      The Loewen Group, Inc. ................................     282,031
                                                                        -----------

                ELECTRONICS/ELECTRICAL EQUIPMENT    4.1%
    10,000      Logicon, Inc. .........................................     370,000
    40,000    a Mentor Graphics Corp. .................................     675,000
    44,000    a Verifone, Inc. ........................................   1,039,500
    33,400    a Videonics, Inc. .......................................     484,300
                                                                        -----------
                                                                          2,568,800
                                                                        -----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                           VALUE
  SHARES        FRANKLIN SMALL CAP GROWTH FUND                            (NOTE 1)
-----------------------------------------------------------------------------------
                COMMON STOCKS (CONT.)
                FINANCIAL SERVICES  6.7%
    30,000      ACE, Ltd. ............................................. $   795,000
    75,000    a ACMAT Corp., Class A ..................................     890,625
     8,200      Leucadia National Corp. ...............................     366,950
    15,000      Mercury General Corp. .................................     461,250
    25,500    a Silicon Valley Bancshares .............................     395,250
    35,000    a The PMI Group, Inc. ...................................   1,303,750
                                                                        -----------
                                                                          4,212,825
                                                                        -----------
                GAMING  1.2%
    79,600    a Aztar Corp. ...........................................     736,300
                                                                        -----------
                HEALTH SERVICES  5.2%
    90,500    a Advocat, Inc. .........................................   1,074,688
    16,000    a Homedco Group, Inc. ...................................     916,000
    31,000    a Humana, Inc. ..........................................     604,500
    25,000    a Sierra Health Services, Inc. ..........................     678,125
                                                                        -----------
                                                                          3,273,313
                                                                        -----------
                HEALTH TECHNOLOGY  1.0%
    73,000    a Penederm, Inc. ........................................     346,750
    12,000    a Sola International, Inc. ..............................     262,500
                                                                        -----------
                                                                            609,250
                                                                        -----------
                HOMEBUILDERS  2.1%
    45,000    a Beazer Homes USA, Inc. ................................     641,250
    45,000      Continental Homes Holding Corp. .......................     517,500
    29,200    a NVR, Inc. .............................................     197,100
                                                                        -----------
                                                                          1,355,850
                                                                        -----------
                IRON/STEEL PRODUCTS  1.9%
    25,000    a AK Steel Holding Corp. ................................     671,875
    42,000    a National Steel Corp., Class B .........................     535,500
                                                                        -----------
                                                                          1,207,375
                                                                        -----------
                MACHINE - DIVERSIFIED  .7%
    30,000    a Bridgeport Machines, Inc. .............................     438,750
                                                                        -----------
                METALS - DIVERSIFIED  1.7%
    65,000    a Magma Copper Co. ......................................   1,088,750
                                                                        -----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                           VALUE
  SHARES        FRANKLIN SMALL CAP GROWTH FUND                            (NOTE 1)
-----------------------------------------------------------------------------------
                COMMON STOCKS (CONT.)
                NETWORKING  4.0%
    25,000    a Cisco Systems, Inc. ................................... $   996,875
    25,000    a Silicon Graphics, Inc. ................................     937,500
    11,000    a 3Com Corp. ............................................     616,000
                                                                        -----------
                                                                          2,550,375
                                                                        -----------
                OFFICE/BUSINESS EQUIPMENT  1.2%
     6,000      Xerox Corp. ...........................................     738,750
                                                                        -----------
                OIL & GAS  3.3%
    35,000    a Barrett Resources Corp. ...............................     822,500
    30,000      Parker & Parsley Petroleum Co. ........................     641,250
    50,000      Total Petroleum (North America), Ltd. .................     625,000
                                                                        -----------
                                                                          2,088,750
                                                                        -----------
                PHARMACEUTICAL  2.6%
    60,000    a KV Pharmaceutical Co., Class B ........................     382,500
    50,000    a Matrix Pharmaceutical, Inc. ...........................     737,500
    60,100    a Noven Pharmaceuticals, Inc. ...........................     510,850
                                                                        -----------
                                                                          1,630,850
                                                                        -----------
                REAL ESTATE  3.4%
    66,000      Equity Inns, Inc. .....................................     759,000
    50,000    a Gillett Holdings, Inc. ................................   1,000,000
     8,400      Omega Healthcare Investors, Inc. ......................     200,550
    20,000      Winston Hotels, Inc. ..................................     200,000
                                                                        -----------
                                                                          2,159,550
                                                                        -----------
                RETAIL  2.4%
   100,000    a Broadway Stores, Inc. .................................     675,000
    50,000    a Ernst Home Center, Inc. ...............................     506,250
    35,800    a Strouds, Inc. .........................................     304,300
                                                                        -----------
                                                                          1,485,550
                                                                        -----------
                SEMICONDUCTORS EQUIPMENT/SERVICES  12.1%
    10,000    a ACT Manufacturing, Inc. ...............................     140,000
    60,000    a Actel Corp. ...........................................     697,500
    10,000    a Altera Corp. ..........................................     808,750
    25,000    a ASM Lithography Holding ...............................     684,375
    25,000    a Electro Scientific Industries, Inc. ...................     665,625
    19,000    a Integrated Device Technology, Inc. ....................     724,375
    13,000    a LSI Logic Corp. .......................................     866,125
    20,000    a Microchip Technology, Inc. ............................     565,000

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                           VALUE
  SHARES        FRANKLIN SMALL CAP GROWTH FUND                            (NOTE 1)
-----------------------------------------------------------------------------------
                COMMON STOCKS (CONT.)
                SEMICONDUCTORS EQUIPMENT/SERVICES (CONT.)
    25,000    a SGS-Thomson Microelectronics, Inc., ADR ............... $   931,250
    10,000    a Silicon Valley Group, Inc. ............................     290,000
    31,000      Wyle Electronics ......................................     759,500
     6,500    a Xilinx, Inc. ..........................................     498,875
                                                                        -----------
                                                                          7,631,375
                                                                        -----------
                TELECOMMUNICATIONS  8.4%
    18,000    a Aspect Telecommunications Corp. .......................     751,500
    11,100  a,c Call-Net Enterprises, Inc., Class B ...................      64,295
    75,600    a Call-Net Enterprises, Inc., Class B ...................     437,902
    11,000    a Cellular Communications, Inc. .........................     512,875
    59,000    a Colonial Data Technologies Corp. ......................   1,165,250
    25,000    a Comnet Cellular, Inc. .................................     650,000
     7,600    a International Cabletel ................................     224,200
    28,000    a Spectrian Corp. .......................................     815,500
    10,000    a Tellabs, Inc. .........................................     690,000
                                                                        -----------
                                                                          5,311,522
                                                                        -----------
                TEXTILES/APPAREL  1.7%
    45,700    a Tommy Hilfiger Corp. ..................................   1,051,100
                                                                        -----------
                TRANSPORTATION  3.3%
    33,000      Air Express International Corp. .......................     775,500
   247,500    a Atlantic Coast Airlines, Inc. .........................     866,250
     7,000    a Fritz Companies, Inc. .................................     421,750
                                                                        -----------
                                                                          2,063,500
                                                                        -----------
                TRUCKING & LEASING  1.6%
    20,000    a Landstar System, Inc. .................................     580,000
    40,000    a US Xpress Enterprises, Inc., Class A ..................     375,000
                                                                        -----------
                                                                            955,000
                                                                        -----------
                UTILITIES  1.4%
    50,000      AES Corp. .............................................     862,500
                                                                        -----------
                      TOTAL COMMON STOCKS (COST $49,524,821) ..........  56,056,666
                                                                        -----------
                PREFERRED STOCKS  1.7%
                ELECTRONICS/ELECTRICAL EQUIPMENT
    26,000      Nokia Corp., pfd., ADR (COST $826,030) ................   1,066,000
                                                                        -----------
                      TOTAL COMMON STOCKS AND PREFERRED STOCKS (COST
                       $50,350,851) ...................................  57,122,666
                                                                        -----------

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

   FACE                                                                    VALUE
  AMOUNT        FRANKLIN SMALL CAP GROWTH FUND                            (NOTE 1)
-----------------------------------------------------------------------------------
              d RECEIVABLES FROM REPURCHASE AGREEMENTS  11.5%
$6,122,390    e Joint Repurchase Agreement, 5.975%, 05/01/95 (Maturity
                 Value $6,069,417)
                  Collateral: U.S. Treasury Notes, 4.75% - 9.00%,
                   07/15/96 - 01/31/00 ................................ $ 6,066,396
 1,190,000      Lehman Government Securities, Inc., 5.99%, 05/01/95
                 (Maturity Value $1,180,589)
                  Collateral: U.S. Treasury Notes, 7.125%, 09/30/99 ...   1,180,000
                                                                        -----------
                      TOTAL RECEIVABLES FROM REPURCHASE AGREEMENTS
                       (COST $7,246,396) ..............................   7,246,396
                                                                        -----------
                      TOTAL INVESTMENTS (COST $57,597,247)  102.2% ....  64,369,062
                      LIABILITIES IN EXCESS OF OTHER ASSETS, NET
                       (2.2)% .........................................  (1,359,427)
                                                                        -----------
                      NET ASSETS  100.0%............................... $63,009,635
                                                                        ===========

                At April 30, 1995, the net unrealized appreciation
                 based on the cost of investments for income tax
                 purposes of $57,608,047 was as follows:
                  Aggregate gross unrealized appreciation for all
                   investments in which there was an excess of value
                   over tax cost ...................................... $ 9,224,198
                  Aggregate gross unrealized depreciation for all
                   investments in which there was an excess of tax cost
                   over value .........................................  (2,463,183)
                                                                        -----------
                  Net unrealized appreciation ......................... $ 6,761,015
                                                                        ===========

a Non-income producing.
c See Note 8 regarding Rule 144A securities.
d Face amount for repurchase agreements is for the underlying collateral. e See Note 1(g) regarding Joint Repurchase Agreement.

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS, APRIL 30, 1995

            SHARES/                                                          VALUE
COUNTRY*   WARRANTS       FRANKLIN GLOBAL HEALTH CARE FUND                  (NOTE 1)
--------------------------------------------------------------------------------------
                          COMMON STOCKS & WARRANTS 88.5%
                          BIOTECHNOLOGY  4.8%
  US           4,000    a Biogen, Inc. ................................... $   157,000
  GB          20,000    a British Bio-Technology Group ...................     159,019
  GB           3,750    a British Bio-Technology Group, warrants .........       2,535
  US          20,000    a CytoTherapeutics, Inc. .........................     130,000
  US          25,000    a Univax Biologics, Inc. .........................     165,625
                                                                           -----------
                                                                               614,179
                                                                           -----------
                          HEALTH MAINTENANCE ORGANIZATIONS  12.7%
  US          10,000    a Foundation Health Corp. ........................     277,500
  US          17,000    a Humana, Inc. ...................................     331,500
  US           4,500    a PacifiCare Health Systems, Inc., Class B .......     279,000
  US          10,000    a Physician Corporation of America ...............     178,750
  US          13,000    a Sierra Health Services, Inc. ...................     352,625
  US           6,000      United Healthcare Corp. ........................     217,500
                                                                           -----------
                                                                             1,636,875
                                                                           -----------
                          HOMECARE/ALTERNATE SITE  5.6%
  US           5,000    a Homedco Group, Inc. ............................     286,250
  US          17,000    a Professional Sports Care Management, Inc. ......     193,375
  US          15,000    a Quantum Health Resources, Inc. .................     243,750
                                                                           -----------
                                                                               723,375
                                                                           -----------
                          HOSPITALS  4.2%
  US           6,300      Columbia/HCA Healthcare Corp. ..................     264,600
  US           5,000    a Quorum Health Group, Inc. ......................     103,125
  US          10,000    a Tenet Healthcare Corp. .........................     170,000
                                                                           -----------
                                                                               537,725
                                                                           -----------
                          MEDICAL TECHNOLOGY & SUPPLIES  16.7%
  US          40,000    a Abaxis, Inc. ...................................     235,000
  US          35,000    a Angeion Corp. ..................................     144,375
  US          35,000    a Angeion Corp., warrants ........................      12,031
  US           6,000      Bard (C.R.), Inc. ..............................     174,750
  US          10,666    a Healthdyne Technologies, Inc. ..................     128,659
  US           7,000    a Heart Technology, Inc. .........................     124,250
  US          10,000    a MedCath, Inc. ..................................     130,000
  US          20,000    a MediSense, Inc. ................................     322,500
  US           3,000      Medtronic, Inc. ................................     223,125
  US           8,000      Mentor Corp. ...................................     189,000
  US          15,000    a Ostex International, Inc. ......................     133,125

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS, APRIL 30, 1995

            SHARES/                                                          VALUE
COUNTRY*    WARRANTS       FRANKLIN GLOBAL HEALTH CARE FUND                  (NOTE 1)
--------------------------------------------------------------------------------------
                          COMMON STOCKS & WARRANTS (CONT.)
                          MEDICAL TECHNOLOGY & SUPPLIES (CONT.)
  US           3,000      Stryker Corp. .................................. $   135,375
  US             914    a Thermolase Corp. ...............................      20,793
  US           9,000    a Thermotrex Corp. ...............................     178,875
                                                                           -----------
                                                                             2,151,858
                                                                           -----------
                          NURSING HOMES/SUBACUTE  2.4%
  US          15,000    a Advocat, Inc. ..................................     178,125
  US           9,000    a Mariner Health Group, Inc. .....................     131,625
                                                                           -----------
                                                                               309,750
                                                                           -----------
                          PHARMACEUTICAL DISTRIBUTORS  1.7%
  US          14,000      Grupo Casa Autrey, SA de C.V., ADR .............     215,250
                                                                           -----------
                          PHARMACEUTICALS  18.9%
  SE          10,000    a Astra AB, Series B .............................     284,947
  CH             200      Ciba-Geiby, AG .................................     136,883
  US          10,000      Laboratorio Chile SA, ADR ......................     191,250
  US          20,000      Medeva, Plc., ADR ..............................     325,000
  US           5,000      Pfizer, Inc. ...................................     433,125
  CH             100      Roche Holding ..................................     601,048
  CH             200      Sandoz, AG-R ...................................     130,773
  FR           3,000      Sanofi, SA .....................................     165,328
  US           2,200      Schering-Plough Corp. ..........................     165,825
                                                                           -----------
                                                                             2,434,179
                                                                           -----------
                          PHYSICIAN PRACTICE MANAGEMENT  .8%
  US           7,000    a Coastal Healthcare Group, Inc. .................     109,375
                                                                           -----------
                          SPECIALTY PHARMACEUTICALS  17.6%
  US          10,000    a Alza Corp. .....................................     195,000
  US           7,000      Allergan, Inc. .................................     189,875
  CH             100    a Ares Serono, Inc., Series B ....................      55,434
  US          10,000    a Circa Pharmaceuticals, Inc. ....................     243,750
  US           7,000    a Elan Corp., Plc., ADR ..........................     247,625
  US          25,000    a Gensia, Inc. ...................................      67,188
  US          36,000    a KV Pharmaceutical Co., Class B .................     229,500
  US          25,000    a Matrix Pharmaceutical, Inc. ....................     368,750
  US          42,000    a Noven Pharmaceuticals, Inc. ....................     357,000
  US          70,000    a Penederm, Inc. .................................     332,500
                                                                           -----------
                                                                             2,286,622
                                                                           -----------

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

            SHARES/                                                          VALUE
COUNTRY*   WARRANTS       FRANKLIN GLOBAL HEALTH CARE FUND                  (NOTE 1)
--------------------------------------------------------------------------------------
                          COMMON STOCKS & WARRANTS (CONT.)
                          SOFTWARE/INFORMATION SYSTEMS  3.1%
  US          20,000    a Pyxis Corp. .................................... $   397,500
                                                                           -----------
                                TOTAL COMMON STOCKS & WARRANTS (COST
                                 $10,824,706) ............................  11,416,688
                                                                           -----------

             FACE
            AMOUNT
          ----------

                        d,e RECEIVABLES FROM REPURCHASE AGREEMENTS  13.5%
  US      $1,757,315      Joint Repurchase Agreement, 5.975%, 05/01/95
                           (Maturity Value $1,742,067) (Cost $1,741,200)
                            Collateral: U.S. Treasury Notes, 4.75% -
                             9.00%, 07/15/96 - 01/31/00 ..................   1,741,200
                                                                           -----------
                                TOTAL INVESTMENTS (COST $12,565,906)
                                 102.0% ..................................  13,157,888
                                LIABILITIES IN EXCESS OF OTHER ASSETS,
                                 NET (2.0)% ..............................    (251,959)
                                                                           -----------
                                NET ASSETS 100.0% ........................ $12,905,929
                                                                           ===========
                          At April 30, 1995, the net unrealized
                           appreciation based on the cost of investments
                           for income tax purposes of $12,571,287 was
                           as follows:
                            Aggregate gross unrealized appreciation for
                             all investments in which there was an
                             excess of value over tax cost ............... $ 1,508,912
                          Aggregate gross unrealized depreciation for
                           all investments in which there was an excess
                           of tax cost over value ........................    (922,311)
                                                                           -----------
                          Net unrealized appreciation .................... $   586,601
                                                                           ===========

COUNTRY LEGEND:
CH - Switzerland
FR - France
GB - United Kingdom
SE - Sweden
US - United States of America

* Securities traded in currency of country indicated.
a Non-income producing.
d Face amount for repurchase agreements is for the underlying collateral. e See Note 1(g) regarding Joint Repurchase Agreement.

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS, APRIL 30, 1995

                                                                         VALUE
 SHARES       FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND                 (NOTE 1)
---------------------------------------------------------------------------------
              COMMON STOCKS  98.3%
              ADVERTISING  .4%
    400       Omnicom Group, Inc. ...................................  $   22,250
                                                                       ----------
              AEROSPACE/DEFENSE  .1%
    700       GenCorp, Inc. .........................................       8,838
                                                                       ----------
              CHEMICAL & MATERIALS  5.3%
    200     a Applied Materials, Inc. ...............................      12,325
    800       ARCO Chemical Co. .....................................      37,200
    400       Cabot Corp. ...........................................      15,700
  2,300       Granite Construction, Inc. ............................      46,000
  1,200       IMC Global, Inc. ......................................      58,950
    200       Lubrizol Corp. ........................................       6,975
    100     a National Gypsum Co. ...................................       4,925
    300       National Presto Industries, Inc. ......................      13,875
    800     a Southdown, Inc. .......................................      15,200
  1,300     a Sterling Chemicals, Inc. ..............................      16,250
  1,000       The Geon Co. ..........................................      27,000
  1,500       Wellman, Inc. .........................................      40,500
                                                                       ----------
                                                                          294,900
                                                                       ----------
              COMMERCIAL SERVICES  2.1%
  1,700       CPI Corp. .............................................      28,475
    500       Equifax, Inc. .........................................      16,187
    700       Kelly Services, Inc., Class A .........................      23,625
  1,000       Manpower, Inc. ........................................      33,375
    400       PHH Corp. .............................................      16,100
                                                                       ----------
                                                                          117,762
                                                                       ----------
              COMMUNICATIONS EQUIPMENT  2.2%
    200     a 3Com Corp. ............................................      11,200
    400     a ALC Communications Corp. ..............................      15,250
  1,000     a Bay Networks, Inc. ....................................      36,375
  1,100     a Cabletron Systems, Inc. ...............................      52,250
    100     a Tellabs, Inc. .........................................       6,900
                                                                       ----------
                                                                          121,975
                                                                       ----------
              COMPUTER HARDWARE  2.3%
  1,500     a Dell Computer Corp. ...................................      82,125
    700     a Exabyte Corp. .........................................       8,837
    300     a Seagate Technology, Inc. ..............................       9,563
    700     a Silicon Graphics, Inc. ................................      26,250
                                                                       ----------
                                                                          126,775
                                                                       ----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                         VALUE
 SHARES       FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND                 (NOTE 1)
---------------------------------------------------------------------------------
              COMMON STOCKS (CONT.)
              COMPUTER SOFTWARE  3.1%
     900      Adobe Systems, Inc. ...................................  $   52,425
     100    a BMC Software, Inc. ....................................       6,225
   1,800    a Cadence Design Systems, Inc. ..........................      58,050
     900    a Informix Corp. ........................................      35,437
     500    a Parametric Technology Corp. ...........................      23,750
                                                                       ----------
                                                                          175,887
                                                                       ----------
              CONTAINERS & PACKAGING  1.0%
   1,000      Chesapeake Corp. ......................................      31,000
     700      Riverwood International Corp. .........................      16,100
     400      Sonoco Products Co. ...................................       9,950
                                                                       ----------
                                                                           57,050
                                                                       ----------
              ELECTRONIC COMPONENTS/TECHNOLOGY  10.7%
     600    a Altera Corp. ..........................................      48,525
     800    a Amphenol Corp., Class A ...............................      22,400
     100    a Analog Devices, Inc. ..................................       2,687
   1,000      Arrow Electronics, Inc. ...............................      46,500
   2,300      Comdisco, Inc. ........................................      64,687
   1,000      Cypress Semiconductor Corp. ...........................      30,250
     500    a KLA Instruments Corp. .................................      31,000
     400    a Lam Research Corp. ....................................      20,200
     300      Linear Technology Corp. ...............................      17,925
   1,500    a Litton Industries, Inc. ...............................      51,938
     700      Micron Technology, Inc. ...............................      57,575
     100      Molex, Inc. ...........................................       3,775
     800    a Solectron Corp. .......................................      23,500
     900    a Symbol Technologies, Inc. .............................      29,813
   1,300    a Teradyne, Inc. ........................................      65,812
     600      Varian Associates, Inc. ...............................      27,600
     400    a Vishay Intertechnology, Inc. ..........................      23,650
     400    a Xilinx, Inc. ..........................................      30,700
                                                                       ----------
                                                                          598,537
                                                                       ----------
              ENVIRONMENTAL CONTROL  .7%
     300    a Air & Water Technologies Corp., Class A ...............       1,369
   4,600    a American Waste Services, Inc., Class A ................       6,325
  12,600    a International Technology Corp. ........................      33,075
                                                                       ----------
                                                                           40,769
                                                                       ----------


   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                         VALUE
 SHARES       FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND                 (NOTE 1)
---------------------------------------------------------------------------------
              COMMON STOCKS (CONT.)
              FINANCE  7.9%
     200      ADVANTA Corp. Class A .................................  $    6,950
   2,000      AT&T Capital Corp. ....................................      53,500
     600      BanPonce Corp. ........................................      19,387
   1,600      Bank of New York Co., Inc. ............................      52,600
     800      BayBanks, Inc. ........................................      50,000
     100      Comerica, Inc. ........................................       2,875
     400      Edwards (AG), Inc. ....................................       9,150
   1,400      First Bank System, Inc. ...............................      56,700
     200      First USA, Inc. .......................................       8,500
   1,000      Green Tree Financial Corp. ............................      40,875
   1,000      Midlantic Corp., Inc. .................................      36,500
     300      Student Loan Marketing Association ....................      12,150
     800      SunAmerica, Inc. ......................................      39,200
     700      Union Bank of San Francisco ...........................      27,125
   1,000      West One Bancorp ......................................      27,625
                                                                       ----------
                                                                          443,137
                                                                       ----------
               FOOD/BEVERAGES  3.2%
   1,200       Coca-Cola Enterprises, Inc. ..........................      26,850
     500       Flowers Industries, Inc. .............................       8,688
     800       Hormel Foods Corp. ...................................      21,900
   1,900       IBP, Inc. ............................................      70,300
   1,500       International Multifoods Corp. .......................      30,750
   1,300       Michael Foods, Inc. ..................................      16,331
     200       Tyson Foods, Inc., Class A ...........................       4,750
                                                                       ----------
                                                                          179,569
                                                                       ----------
               HEALTHCARE PRODUCTS  6.2%
     500     a Acuson Corp. .........................................       5,750
     500     a Advanced Technology Laboratories, Inc. ...............       7,875
   1,600       Cardinal Health, Inc. ................................      73,800
     600     a Cordis Corp. .........................................      43,050
     300     a Diagnostek, Inc. .....................................       5,550
   1,100     a Marquette Electronics, Inc., Class A .................      20,900
   1,500       McKesson Corp. .......................................      59,437
   2,500       Mylan Laboratories Corp. .............................      76,875
     600     a Nellcor, Inc. ........................................      24,900
     600       Stryker Corp. ........................................      27,075
                                                                       ----------
                                                                          345,212
                                                                       ----------


  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                         VALUE
 SHARES       FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND                 (NOTE 1)
---------------------------------------------------------------------------------
              COMMON STOCKS (CONT.)
              HEALTHCARE SERVICES  3.9%
     900    a Coram Healthcare Corp. ................................  $   18,450
   1,400    a FHP International Corp. ...............................      33,250
     200    a HealthCare COMPARE Corp. ..............................       6,013
   3,200    a HEALTHSOUTH Rehabilitation Corp. ......................      63,200
   1,300    a Health Systems International, Inc., Class A ...........      33,150
     400    a Mid-Atlantic Medical Services, Inc. ...................       6,900
   1,000    a OrNda Healthcorp ......................................      17,500
     200    a Oxford Health Plans, Inc. .............................       8,325
     500    a PacifiCare Health Systems, Inc., Class B ..............      31,000
     100      Surgical Care Affiliates, Inc. ........................       2,325
                                                                       ----------
                                                                          220,113
                                                                       ----------
              INSURANCE  8.3%
     500      20th Century Industries ...............................       6,063
   2,400      AFLAC, Inc. ...........................................      99,000
   1,500      Allmerica Property & Casualty Cos., Inc. ..............      28,500
     900      Aon Corp. .............................................      33,187
     600      Bankers Life Holdings Corp. ...........................      12,600
     100      Conseco, Inc. .........................................       4,337
     600      Equitable Cos., Inc. ..................................      14,250
     600      Equitable of Iowa Cos. ................................      21,975
   1,500      Horace Mann Educators Corp. ...........................      30,938
   1,000    a Humana, Inc. ..........................................      19,500
   1,000      John Alden Financial Corp. ............................      18,125
   1,100      MGIC Investment Corp. .................................      46,613
     100    a Policy Management Systems Corp. .......................       5,038
     700      Progressive Corp. .....................................      26,425
   1,500      Reliastar Financial Corp. .............................      53,812
     700      Transatlantic Holdings, Inc. ..........................      44,450
                                                                       ----------
                                                                          464,813
                                                                       ----------
              LEISURE  2.7%
   1,100    a Boyd Gaming Corp. .....................................      14,987
   3,600      Callaway Golf Co. .....................................      44,550
   1,800      CML Group, Inc. .......................................      13,050
   2,600    a Mirage Resorts, Inc. ..................................      78,000
                                                                       ----------
                                                                          150,587
                                                                       ----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

                                                                         VALUE
 SHARES       FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND                 (NOTE 1)
---------------------------------------------------------------------------------
              COMMON STOCKS (CONT.)
              MANUFACTURING - DIVERSIFIED  .8%
     600      Danaher Corp. .......................................... $   17,850
     600      Pentair, Inc. ..........................................     27,450
                                                                       ----------
                                                                           45,300
                                                                       ----------
              MANUFACTURING - SPECIALIZED INDUSTRIAL  2.2%
   1,200      Breed Technologies, Inc. ...............................     24,150
     900      Lancaster Colony Corp. .................................     31,275
     400    a Lear Seating Corp. .....................................      7,700
     200      Leggett & Platt, Inc. ..................................      7,700
   1,500      Modine Manufacturing Co. ...............................     50,813
                                                                       ----------
                                                                          121,638
                                                                       ----------
              METALS & MINING  1.4%
   1,500    a Alumax, Inc. ...........................................     42,375
     200      Carpenter Technology Corp. .............................     12,075
   1,400    a Magma Copper Co. .......................................     23,450
                                                                       ----------
                                                                           77,900
                                                                       ----------
              OFFICE SUPPLIES  1.5%
   3,700    a Office Depot ...........................................     84,175
                                                                       ----------
              OIL & GAS  5.1%
   1,100      Apache Corp. ...........................................     29,700
     800    a BJ Services Co. ........................................     18,300
   1,500      El Paso Natural Gas Co. ................................     43,875
     600      Equitable Resources, Inc. ..............................     17,175
     200      FINA, Inc., Class A ....................................     17,800
   1,600      Murphy Oil Corp. .......................................     70,000
     400      Questar Corp. ..........................................     11,850
   3,700      Ranger Oil, Ltd. .......................................     27,287
     600    a Seagull Energy Corp. ...................................     10,650
   1,400      Valero Energy Corp. ....................................     30,275
     500      Western Gas Resources, Inc. ............................     10,250
                                                                       ----------
                                                                          287,162
                                                                       ----------
              PAPER & FOREST PRODUCTS  2.7%
   1,900      Bowater, Inc. ..........................................     72,675
     800      Consolidated Papers, Inc. ..............................     39,200
   1,400      Longview Fibre Co. .....................................     23,275
     300      Willamette Industries, Inc. ............................     15,375
                                                                       ----------
                                                                          150,525
                                                                       ----------

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS,
APRIL 30, 1995 (CONT.)

                                                                     VALUE
SHARES    FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND                 (NOTE 1)
----------------------------------------------------------------------------
          COMMON STOCKS (CONT.)
          RESTAURANTS  .5%
   300  a International Dairy Queen, Inc., Class A ................ $  5,700
 3,000  a NPC International, Inc., Class A ........................   17,438
   100  a Outback Steakhouse, Inc. ................................    2,525
                                                                    --------
                                                                      25,663
                                                                    --------
          RETAIL  6.0%
   700  a Bed Bath & Beyond, Inc. .................................   14,613
 2,500    Dollar General Corp. ....................................   58,125
   100    Duty Free International, Inc. ...........................      750
 2,000    Family Dollar Stores, Inc. ..............................   23,750
 1,200    Fingerhut Cos., Inc. ....................................   13,950
   200  a General Nutrition Cos., Inc. ............................    4,975
 3,600    Hancock Fabrics, Inc. ...................................   36,000
 3,400  a MacFrugals Bargains Closeouts, Inc. .....................   50,150
   700  a Michael Stores, Inc. ....................................   19,950
 1,400  a Safeway, Inc. ...........................................   52,500
   300  a Stop & Shop Cos., Inc. ..................................    7,987
 3,100  a Waban, Inc. .............................................   51,537
                                                                    --------
                                                                     334,287
                                                                    --------
          TELECOMMUNICATIONS  2.7%
 2,300    Cincinnati Bell, Inc. ...................................   55,200
 2,000    Frontier Corp. ..........................................   40,250
 2,200  a LDDS Communications, Inc. ...............................   52,800
                                                                    --------
                                                                     148,250
                                                                    --------
          TEXTILES  2.1%
 4,500  a Burlington Industries, Inc. .............................   49,500
 1,900  a Jones Apparel Group, Inc. ...............................   49,875
 1,100    Phillips-Van Heusen Corp. ...............................   16,913
                                                                    --------
                                                                     116,288
                                                                    --------
          TRANSPORTATION  2.0%
   100    Airborne Freight Corp. ..................................    1,950
   500    American President Cos., Ltd. ...........................   11,625
   300    GATX Corp. ..............................................   13,500
   700    Illinois Central Corp. ..................................   24,587
 1,800  a Northwest Airlines Corp., Class A .......................   53,550
   400  a Southern Pacific Rail Corp. .............................    6,950
                                                                    --------
                                                                     112,162
                                                                    --------


   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENT OF INVESTMENTS IN SECURITIES AND NET ASSETS,
APRIL 30, 1995 (CONT.)



                                                                       VALUE
SHARES    FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND                   (NOTE 1)
------    ---------------------------------------------------------------------
          COMMON STOCKS (CONT.)
          UTILITIES  11.2%
   600    Atlantic Energy, Inc. ...................................   $  10,875
 1,000    Centerior Energy Corp. ..................................       8,875
 5,000    Central Maine Power Co. .................................      55,625
 2,000    Delmarva Power & Lighting Co. ...........................      39,000
 1,400    General Public Utilities Corp. ..........................      39,900
 1,600    Illinova Corp. ..........................................      37,200
 3,100    Long Island Light Co. ...................................      46,113
 1,200    New York State Electric & Gas Corp. .....................      26,250
 2,000    NIPSCO Industries, Inc. .................................      64,500
 1,500    Northeast Utilities .....................................      32,813
 3,000    Portland General Corp. ..................................      62,250
 3,400    Pinnacle West Capital Corp. .............................      73,100
 4,100  a Public Service Co. of Mexico ............................      52,275
 1,500    Rochester Gas & Electric Corp. ..........................      30,937
 1,100    Scana Corp. .............................................      47,163
                                                                     ----------
                                                                        626,876
                                                                     ----------
                Total Common Stocks (Cost $5,042,149) .............   5,498,400
                                                                     ----------

 FACE
AMOUNT
------
      d,e RECEIVABLES FROM REPURCHASE AGREEMENTS  2.1%
$118,901  JOINT REPURCHASE AGREEMENT, 5.975%, 05/01/95 (Maturity
           Value $118,356) (Cost $118,297)
           Collateral: U.S. Treasury Notes, 4.75% - 9.00%,
           07/15/96 - 01/31/00 ....................................     118,297
                                                                     ----------
                    Total Investments (Cost $5,160,446)  100.4% ...   5,616,697
                    Liabilities in Excess of Other Assets, Net
                     (.4)% ........................................    (25,555)
                                                                     ----------
                    Net Assets  100.0% ............................  $5,591,142
                                                                     ==========

          At April 30, 1995, the net unrealized appreciation based
           on the cost of investments for income tax purposes of
           $5,167,931 was as follows:
             Aggregate gross unrealized appreciation for all
              investments in which there was an excess of value
              over tax cost .......................................  $  617,750
             Aggregate gross unrealized depreciation for all
              investments in which there was an excess of tax cost
              over value ..........................................    (168,984)
                                                                     ----------
             Net unrealized appreciation ..........................  $  448,766
                                                                     ==========

a Non-income producing.
d Face amount for repurchase agreements is for the underlying collateral. e See Note 1(g) regarding Joint Repurchase Agreement.

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

FINANCIAL STATEMENTS

STATEMENT OF ASSETS AND LIABILITIES
APRIL 30, 1995

                                                                                        FRANKLIN       FRANKLIN         FRANKLIN
                                                                                       CALIFORNIA      STRATEGIC         GLOBAL
                                                                                       GROWTH FUND    INCOME FUND    UTILITIES FUND
                                                                                      ------------    -----------    --------------
Assets:
 Investments in securities:
  At identified cost ................................................................  $ 9,902,573     $5,583,130     $120,557,322
                                                                                       ===========     ==========     ============
  At value ..........................................................................   11,519,959      5,706,576      115,145,063
 Receivables from repurchase agreements, at value and cost ..........................    2,339,285        833,318        4,456,070
 Cash ...............................................................................      369,687          7,563           65,434
 Receivables:
  Dividends and interest ............................................................       15,649        130,420          601,230
  Investment securities sold ........................................................      189,420        748,357           29,609
  Capital shares sold ...............................................................       79,989             --           22,894
  From affiliates ...................................................................           --         15,997               --
Unamortized organization costs (Note 2) .............................................        9,981             --            6,868
                                                                                       -----------     ----------     ------------
Total assets ........................................................................   14,523,970      7,442,231      120,327,168
                                                                                       -----------     ----------     ------------
Liabilities:
 Payables:
  Investment securities purchased ...................................................      655,475        700,084          770,177
  Capital shares repurchased ........................................................           --             --          123,564
  Payable upon return of securities loaned (Note 9) .................................           --             --               --
  Management fees ...................................................................           --             --           59,798
  Shareholder servicing cost ........................................................           26             70            7,172
  Distribution fees .................................................................        6,901            438           68,031
  Payables to Manager for organization costs ........................................        9,981             --               --
 Accrued expenses and other liabilities .............................................        7,320          4,257           47,944
 Unrealized loss on forward foreign currency contracts (Note 1) .....................           --          1,676               --
                                                                                       -----------     ----------     ------------
      Total liabilities .............................................................      679,703        706,525        1,076,686
                                                                                       -----------     ----------     ------------
Net assets, at value ................................................................  $13,844,267     $6,735,706     $119,250,482
                                                                                       ===========     ==========     ============
 Net assets consist of:
  Undistributed net investment income ...............................................       71,512         16,544        1,475,101
  Unrealized appreciation (depreciation) on investments and translation of assets
    and liabilities denominated in foreign currencies................................    1,617,386        121,865       (5,410,988)
  Net realized gain (loss) from investments and foreign currency transactions .......      530,562        (15,782)       1,316,428
  Capital shares ....................................................................        9,865          6,617           97,528
  Additional paid-in capital ........................................................   11,614,942      6,606,462      121,772,413
                                                                                       -----------     ----------     ------------
Net assets, at value ................................................................  $13,844,267     $6,735,706     $119,250,482
                                                                                       ===========     ==========     ============
Shares outstanding ..................................................................      986,512        661,744        9,752,780
                                                                                       ===========     ==========     ============
Net asset value per share ...........................................................       $14.03         $10.18           $12.23
                                                                                       ===========     ==========     ============
Representative computation (Franklin California Growth Fund) of net asset value and offering price per share:
  Net asset value per share* ($13,844,267/986,512) ..................................       $14.03
                                                                                       ===========
  Maximum offering price (100/95.5 of $14.03+) ......................................       $14.69
                                                                                       ===========

*Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

+The maximum offering price for the Franklin Strategic Income Fund is calculated as follows: 100/95.75 of $10.18.

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

APRIL 30, 1995

                                                                                      FRANKLIN
                                                       FRANKLIN       FRANKLIN      INSTITUTIONAL
                                                      SMALL CAP     GLOBAL HEALTH      MIDCAP
                                                     GROWTH FUND      CARE FUND      GROWTH FUND
                                                     -----------    -------------   -------------
Assets:
 Investments in securities:
   At identified cost .............................. $50,350,851    $10,824,706      $5,042,149
                                                     ===========    ===========      ==========
   At value ........................................  57,122,666     11,416,688       5,498,400
 Receivables from repurchase agreements, at
   value and cost...................................   7,246,396      1,741,200         118,297
 Cash ..............................................     203,876         12,311              --
 Receivables:
   Dividends and interest ..........................      20,549          2,517           7,890
   Investment securities sold ......................   1,165,725             --         178,390
   Capital shares sold .............................     504,026         14,167              --
   From affiliates .................................          --          5,171              --
Unamortized organization costs (Note 2) ............       6,726          6,395              --
                                                     -----------    -----------      ----------
Total assets .......................................  66,269,964     13,198,449       5,802,977
                                                     -----------    -----------      ----------
Liabilities:
 Payables:
   Investment securities purchased .................   2,005,526        259,305         211,835
   Capital shares repurchased ......................       5,800         13,365              --
   Payable upon return of securities loaned (Note 9)   1,185,594             --              --
   Management fees .................................      13,126             --              --
   Shareholder servicing cost ......................       3,908             27              --
   Distribution fees ...............................      26,884          6,523              --
   Payables to Manager for organization costs ......       6,726          6,395              --
   Accrued expenses and other liabilities ..........      12,765          6,905              --
   Unrealized loss on forward foreign currency
    contracts (Note 1)..............................          --             --              --
                                                     -----------    -----------      ----------
        Total liabilities ..........................   3,260,329        292,520         211,835
                                                     -----------    -----------      ----------
Net assets, at value ............................... $63,009,635    $12,905,929      $5,591,142
                                                     ===========    ===========      ==========
 Net assets consist of:
   Undistributed net investment income .............      49,242         31,883          41,792
   Unrealized appreciation (depreciation) on
     investments and translation of assets and
     liabilities denominated in foreign currencies..   6,771,815        591,982         456,251
   Net realized gain (loss) from investments and
     foreign currency transactions..................   2,211,296        556,003         (75,289)
   Capital shares ..................................      42,283         11,272           5,174
   Additional paid-in capital ......................  53,934,999     11,714,789       5,163,214
                                                     -----------    -----------      ----------
Net assets, at value ..............................  $63,009,635    $12,905,929      $5,591,142
                                                     ===========    ===========      ==========
Shares outstanding ................................    4,228,290      1,127,155         517,359
                                                     ===========    ===========      ==========
Net asset value per share .........................       $14.90         $11.45          $10.81
                                                     ===========    ===========      ==========

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 1995, EXCEPT AS NOTED BELOW

                                                                                                                       FRANKLIN
                                          FRANKLIN      FRANKLIN        FRANKLIN        FRANKLIN        FRANKLIN     INSTITUTIONAL
                                        CALIFORNIA      STRATEGIC        GLOBAL         SMALL CAP     GLOBAL HEALTH     MIDCAP
                                        GROWTH FUND    INCOME FUND*  UTILITIES FUND    GROWTH FUND      CARE FUND     GROWTH FUND
                                        -----------    ------------  --------------    -----------    -------------   ------------
Investment income
 Dividends ..........................    $   72,258      $ 14,548      $5,040,695      $   148,408      $   28,932      $102,397
 Interest ...........................        70,208       404,716         568,742          194,774          68,858         6,613
                                         ----------     ---------      ----------      -----------      ----------      --------
      Total income ..................       142,466       419,264       5,609,437          343,182          97,790       109,010
                                         ----------     ---------      ----------      -----------      ----------      --------
Expenses:
 Management fees, net (Note 6) ......            --            --         737,090           56,120              --            --
 Distribution fees (Note 6) .........         9,924           939         283,696           72,963          17,787            --
 Shareholder servicing costs (Note 6)           176           353          93,279           36,958             327            --
 Reports to shareholders ............        10,227        16,950         107,276           42,193          18,115         1,359
 Custodian fees .....................           732         1,853          36,552            4,318           1,822           431
 Professional fees ..................         2,210        11,902          22,269            8,687           3,653         2,142
 Registration and filing fees .......        10,889         5,095          74,837           24,371          12,345        11,165
 Amortization of organization costs
  (Note 2) ..........................         6,653            --           3,168            3,756           3,240            --
 Other ..............................           537         1,347           8,029            2,084           1,888         1,892
 Payments from Manager (Note 6) .....       (22,410)      (25,618)             --               --         (36,061)      (16,989)
                                         ----------     ---------      ----------      -----------      ----------      --------
      Total expenses ................        18,938        12,821       1,366,196          251,450          23,116            --
                                         ----------     ---------      ----------      -----------      ----------      --------
      Net investment income .........       123,528       406,443       4,243,241           91,732          74,674       109,010
                                         ----------     ---------      ----------      -----------      ----------      --------
Realized and unrealized gain (loss)
 from investments and foreign currency:
  Net realized gain (loss) on:
   Investments ......................       836,699        29,147       1,599,082        3,403,883         910,382       (75,022)
   Foreign currency transactions ....            --       (44,929)          3,766            1,192          33,123            --
  Net unrealized appreciation
   (depreciation) on:
   Investments ......................     1,235,649       121,770      (2,363,440)       6,619,781         189,307       478,214
   Translation of assets and
    liabilities denominated in
    foreign currencies ..............            --            95          (1,289)              --              --            --
                                         ----------     ---------      ----------      -----------      ----------      --------
Net realized and unrealized gain
 (loss) on investments and foreign
 currency ...........................     2,072,348       106,083        (761,881)      10,024,856       1,132,812        403,192
                                         ----------     ---------      ----------      -----------      ----------       --------
  Net increase in net assets
   resulting from operations ........    $2,195,876     $ 512,526      $3,481,360      $10,116,588      $1,207,486       $512,202
                                         ==========     =========      ==========      ===========      ==========       ========

*For the period May 24, 1994 (effective date) to April 30, 1995.

The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

STATEMENTS OF CHANGES IN NET ASSETS
for the years ended April 30, 1995 and 1994, except as noted below

                                                        Franklin California      Franklin Strategic          Franklin Global
                                                            Growth Fund             Income Fund*             Utilities Fund
                                                      ------------------------   ------------------   ---------------------------
                                                         1995          1994             1995              1995           1994
                                                      -----------   ----------   ------------------   ------------   ------------
Increase (decrease) in net assets:
 Operations:
  Net investment income............................   $   123,528   $   47,698      $  406,443        $  4,243,241   $  1,873,880
  Net realized gain (loss) on investments and
   foreign currency transactions...................       836,699      533,611         (15,782)          1,602,848      3,574,739
  Net unrealized appreciation (depreciation)
   on investments and translation of assets
   and liabilities denominated in foreign
   currencies......................................     1,235,649      276,756         121,865          (2,364,729)    (4,000,978)
                                                      -----------   ----------      ----------        ------------   ------------
       Net increase in net assets
        resulting from operations..................     2,195,876      858,065         512,526           3,481,360      1,447,641

Distributions to shareholders from:
 Undistributed net investment income...............       (64,537)     (48,522)       (389,899)         (3,707,193)    (1,053,413)
 Net realized capital gains........................      (549,224)    (195,872)             --          (3,611,890)      (249,283)
Increase (decrease) in net assets from
 capital share transactions (Note 4)...............     7,616,445      620,455       6,613,079          (1,099,874)   109,816,315
                                                      -----------   ----------      ----------        ------------   ------------
       Net increase (decrease) in net assets.......     9,198,560    1,234,126       6,735,706          (4,937,597)   109,961,260

Net assets:
 Beginning of year.................................     4,645,707    3,411,581              --         124,188,079     14,226,819
                                                      -----------   ----------      ----------        ------------   ------------
 End of year.......................................   $13,844,267   $4,645,707      $6,735,706        $119,250,482   $124,188,079
                                                      ===========   ==========      ==========        ============   ============
Undistributed net investment income included
 in net assets:
  Beginning of year................................   $    12,521   $   13,345      $       --        $    939,053   $    118,586
                                                      ===========   ==========      ==========        ============   ============
  End of year......................................   $    71,512   $   12,521      $   16,544        $  1,475,101   $    939,053
                                                      ===========   ==========      ==========        ============   ============

*For the period May 24, 1994 (effective date) to April 30, 1995.

  The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

FOR THE YEARS ENDED APRIL 30, 1995 AND 1994, EXCEPT AS NOTED BELOW


                                              FRANKLIN SMALL CAP        FRANKLIN GLOBAL     FRANKLIN INSTITUTIONAL
                                                  GROWTH FUND           HEALTH CARE FUND      MIDCAP GROWTH FUND
                                            ----------------------   ---------------------  ----------------------
                                               1995        1994        1995        1994       1995        1994*
                                            ----------   ---------   ---------  ----------  ----------  ----------
Increase (decrease) in net assets:
Operations:
  Net investment income .................. $    91,732  $   32,254  $   74,674  $   31,543  $  109,010  $   75,987
  Net realized gain (loss) on investments
    and foreign currency transactions ....   3,405,075   1,627,612     943,505     361,025     (75,022)     24,817
  Net unrealized appreciation (depreci-
    ation) on investments and translation
    of assets and liabilities denominated
    in foreign currencies.................   6,619,781     156,594     189,307     438,510     478,214     (21,963)
                                            ----------   ---------   ---------  ----------  ----------  ----------
          Net increase in net assets
            resulting from operations.....  10,116,588   1,816,460   1,207,486     831,078     512,202      78,841
Distributions to shareholders from:
  Undistibuted net investment income......     (50,170)    (35,477)    (49,631)    (33,141)   (103,704)    (39,501)
  Net realized capital gains..............  (2,378,735)   (427,302)   (469,438)   (137,028)     (7,584)    (17,500)
Increase in net assets from capital
  share transactions (Note 4).............  31,406,861  16,535,237   6,422,416   1,711,689     111,288   5,057,100
                                           ----------- -----------  ----------  ----------  ----------  ----------
          Net increase in net assets......  39,094,544  17,888,918   7,110,833   2,372,598     512,202   5,078,940
Net assets:
  Beginning of year.......................  23,915,091   6,026,173   5,795,096   3,422,498   5,078,940          --
                                           ----------- ----------- -----------  ----------  ----------  ----------
  End of year............................. $63,009,635 $23,915,091 $12,905,929  $5,795,096  $5,591,142  $5,078,940
                                           =========== =========== ===========  ==========  ==========  ==========
Undistributed net investment income
  included in net assets:
    Beginning of year..................... $     7,680 $    10,903 $     6,840  $    8,438  $   36,486  $       --
                                           =========== =========== ===========  ==========  ==========  ==========
    End of year........................... $    49,242 $     7,680 $    31,883  $    6,840  $   41,792  $   36,486
                                           =========== =========== ===========  ==========  ==========  ==========

*For the period August 17, 1993 (effective date) to April 30, 1994.

   The accompanying notes are an integral part of these financial statements.

FRANKLIN STRATEGIC SERIES

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Franklin Strategic Series (the Series) is an open-end, management investment company (mutual fund), registered under the Investment Company Act of 1940, as amended. The Series currently consists of six separate funds (the Funds). There are two separate diversified funds Franklin Small Cap Growth Fund (the Small Cap Fund) and Franklin Institutional MidCap Growth Fund (the Institutional MidCap Growth Fund); and four separate non-diversified funds: Franklin California Growth Fund (the California Growth Fund), Franklin Strategic Income Fund (the Strategic Income Fund), Franklin Global Health Care Fund (the Global Health Fund) and Franklin Global Utilities Fund (the Global Utilities Fund). Prior to June 21, 1994, the Institutional MidCap Growth Fund was known as the FISCO MidCap Growth Fund. Each of the Funds issues a separate series of shares and maintains a totally separate investment portfolio.

On January 13, 1993, the Board of Trustees approved the addition of Franklin MidCap Growth Fund to the Series. The new fund is an open-end, diversified management investment company registered under the Investment Company Act of 1940, as amended, and will invest all of its assets in the MidCap Growth Portfolio, an open-end diversified management investment company. The Franklin MidCap Growth Fund has been effective since June 15, 1993, but has not commenced operations.

On February 16, 1995, the Board of Trustees approved the addition of a new fund to the series. A registration statement relating to the new fund has been filed with the Securities and Exchange Commission, but has not become effective as of April 30, 1995.

The Global Utilities Fund will be offering an additional class of shares effective May 1, 1995.

The following is a summary of significant accounting policies consistently followed by the Series in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles for investment companies.

A. SECURITIES VALUATIONS:

Portfolio securities listed on a securities exchange or on the NASDAQ National Market System for which market quotations are readily available are valued at the last quoted sale price of the day or, if there is no such reported sale, within the range of the most recent quoted bid and ask prices. Other securities for which market quotations are readily available, are valued at current market values obtained from pricing services, which are based on a variety of factors, including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific securities. Portfolio securities which are traded both in the over-the-counter market and on a securities exchange are valued according to the broadest and most representative market as determined by the Manager. Other securities for which market quotations are not available, if any, are valued in accordance with procedures established by the Board of Trustees.

The value of a foreign security is determined as of the close of trading on the foreign exchange on which it is traded or as of the close of trading on the New York Stock Exchange, if that is earlier, and that value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon, New York time, on the day the value of the foreign security is determined. If no sale is reported at that time, the mean between the current bid and asked price is used. Occasionally, events which affect the values of foreign securities and foreign exchange rates may occur between the times at which they are determined and the close of the exchange and will, therefore, not be reflected in the computation of the Fund's net asset value. If events materially affect the value of these foreign securities occur during such period, then these securities will be valued at fair value as determined by management and approved in good faith by the Board of Directors.

The fair values of securities restricted as to resale, if any, are determined following procedures established by the Board of Trustees -- see Note 7.

FRANKLIN STRATEGIC SERIES

B. INCOME TAXES:

The Funds intend to continue to qualify for the tax treatment applicable to regulated investment companies under the Internal Revenue Code and to make the requisite distributions to their shareholders which will be sufficient to relieve them from income and excise taxes. Therefore, no income tax provision is required. Each Fund is treated as a separate entity in the determination of compliance with the Internal Revenue Code.

C. SECURITY TRANSACTIONS:

Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and income tax purposes.

D. INVESTMENT INCOME, EXPENSES AND DISTRIBUTIONS:

Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income and estimated expenses are accrued daily. Bond discount is amortized as required by the Internal Revenue Code.

Net realized capital gains and losses differ for financial statement and tax purposes primarily due to differing treatment of wash sale transactions.

E. EXPENSE ALLOCATION:

Common expenses incurred by the Series are allocated among the Funds based on the ratio of net assets of each Fund to the combined net assets. In all other respects, expenses are charged to each Fund as incurred on a specific identification basis.

F. FOREIGN CURRENCY TRANSLATION:

The accounting records of the Series are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of securities, income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. Differences between income and expense amounts recorded and collected or paid are recognized when reported by the custodian bank.

The Series does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Reported net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade date and settlement dates on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the Series books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation (depreciation) on translation of assets and liabilities denominated in foreign currencies arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates.

G. REPURCHASE AGREEMENTS:

The Series may enter into a Joint Repurchase Agreement whereby each fund's uninvested cash balance is deposited into a joint cash account to be used to invest in one or more repurchase agreements with government securities dealers recognized by the Federal Reserve Board and/or member banks of the Federal Reserve System. The value and face amount of the Joint Repurchase Agreement are allocated to the Funds based on their pro-rata interest.

FRANKLIN STRATEGIC SERIES

1. SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G. REPURCHASE AGREEMENTS (CONT):

In a repurchase agreement, the Fund purchases a U.S. government security from a dealer or bank subject to an agreement to resell it at a mutually agreed upon price and date. Such a transaction is accounted for as a loan by the Fund to the seller, collateralized by the underlying security. The transaction requires the initial collateralization of the seller's obligation by U.S. government securities with market value, including accrued interest, of at least 102% of the dollar amount invested by the Fund, with the value of the underlying security marked to market daily to maintain coverage of at least 100%. The collateral is delivered to the Fund's custodian and held until resold to the dealer or bank. At April 30, 1995, all outstanding repurchase agreements held by the Funds had been entered into on April 28, 1995.

H. CHANGE IN ACCOUNTING POLICY FOR FOREIGN CURRENCY PRESENTATION:

Effective April 30, 1995, the Series adopted AICPA Statement of Position (SOP) 93-4: Foreign Currency Accounting and Financial Statement Presentation for Investment Companies. The adoption of SOP 93-4 had no effect on net assets at April 30, 1995, but foreign currency transactions from assets and liabilities other than investments in securities, have been reclassified for the year then ended on the Statement of Operations.

I. FORWARD FOREIGN CURRENCY CONTRACTS:

A forward currency contract, which is individually negotiated and privately traded by currency traders and their customers, is a commitment to purchase or sell a specific currency for an agreed-upon price at a future date.

The Strategic Income Fund may enter into forward contracts with the objective of minimizing the risk to the Fund from adverse changes in the relationship between currencies or to enhance income. The Fund may also enter into a forward contract in relation to a security denominated in a foreign currency or when it anticipates receipt in a foreign currency of dividends or interest payments in order to "lock in" the U.S. dollar price of a security or the U.S. dollar equivalent of such dividend or interest payments.

Any gain or loss realized from a forward currency contract is recorded as a realized gain or loss from investments. See the accompanying Statement of Operations for the fund's total realized gains or losses from investments during the year.

The Fund segregates in its custodian bank sufficient cash, cash equivalents or readily marketable debt securities as collateral for commitments created by open forward contracts. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.

As of April 30, 1995, the Strategic Income Fund had the following forward foreign currency contracts outstanding:

                                                                                       UNREALIZED
CONTRACTS TO SELL                                   IN EXCHANGE FOR   SETTLEMENT DATE  GAIN (LOSS)
-------------------------------------------------   ---------------   ---------------  ------------
215,000    Canadian Dollars......................    U.S. $156,460        05/01/95     U.S. $(1,656)
215,000    Canadian Dollars......................    U.S. $158,019        05/15/95               11
                                                     -------------                     ------------
                                                     U.S. $314,479                           (1,645)
                                                     -------------                     ------------
CONTRACTS TO BUY
-------------------------------------------------
215,000    Canadian Dollars......................    U.S. $158,146        05/01/95              (31)
                                                     -------------                     ------------
Net unrealized depreciation..........................................................  U.S. $(1,676)
                                                                                       ============

FRANKLIN STRATEGIC SERIES

2. UNAMORTIZED ORGANIZATION COSTS

The organization costs of the Series are amortized on a straight-line basis over a period of five years from the effective date of registration under the Securities Act of 1933. In the event that Franklin Resources, Inc. (which was the sole shareholder prior to the effective date of registration) redeems its shares within the five-year period, the pro rata share of the then-unamortized deferred organization costs will be deducted from the redemption price paid to Franklin Resources, Inc. New investors purchasing shares of the Series subsequent to that date bear such costs during the amortization period only as such charges are accrued daily against investment income. The Series' Manager advanced all of the organization costs of the Funds, except for the Global Utilities Fund, which amounted to $33,267, $18,775 and $16,816 for the California Growth Fund, the Small Cap Fund, and the Global Health Fund, respectively; and paid $5,612 of the $15,648 organization cost of the Global Utilities Fund. In an effort to reduce the Funds' expenses, the manager has agreed in advance to waive repayment of the current period's amortization of $6,653, $3,756 and $3,240 for the California Growth Fund, the Small Cap Fund, and the Global Health Fund, respectively.

3. DISTRIBUTIONS AND CAPITAL LOSS CARRYOVERS

At April 30, 1995, for tax purposes, the Funds have accumulated undistributed net realized capital gains or capital loss carryovers as follows:

                                            FRANKLIN        FRANKLIN        FRANKLIN       FRANKLIN
                                           CALIFORNIA        GLOBAL         SMALL CAP    GLOBAL HEALTH
                                           GROWTH FUND   UTILITIES FUND    GROWTH FUND     CARE FUND
                                           -----------   --------------    -----------   -------------
Accumulated net realized gains..........    $532,804       $1,315,465       $2,220,904      $528,260
                                            ========       ==========       ==========      ========

                                            FRANKLIN
                                         INSTITUTIONAL
                                             MIDCAP
                                          GROWTH FUND
                                         -------------
Capital loss carryovers
Expiring in:  2003.....................     $67,804
                                            =======

The Strategic Income Fund has a deferred foreign currency loss of $15,782 deemed to be incurred on the first day of the following fiscal year for federal income tax purposes.

For tax purposes, the aggregate cost of securities is higher (and unrealized appreciation is lower or unrealized depreciation is higher) than for financial reporting purposes at April 30, 1995 by $2,242 in the California Growth Fund, $2,803 in the Global Utilities Fund, $10,800 in the Small Cap Growth Fund, $5,381 in the Global Health Fund, and $7,485 in the Institutional MidCap Growth Fund.

FRANKLIN STRATEGIC SERIES

4. TRUST SHARES

At April 30, 1995, there were an unlimited number of $.01 par value shares authorized. Transactions in each of the Fund's shares for the years ended April 30, 1995 and 1994 were as follows:

                                  FRANKLIN CALIFORNIA      FRANKLIN STRATEGIC         FRANKLIN GLOBAL
                                     GROWTH FUND              INCOME FUND*            UTILITIES FUND
                                 ---------------------   ---------------------    ------------------------
                                 SHARES      AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT
                                --------   -----------   -------     ----------    ---------   ------------
1995
Shares sold.................... 177,789    $ 2,286,030    591,961    $5,923,336    1,300,280    $ 15,677,001
 Shares issued in reinvestment
   of distributions............  49,674        577,174     37,975       374,342      525,655       6,120,700
 Shares redeemed............... (51,488)      (652,107)    (4,853)      (49,419)  (1,571,981)    (18,781,605)
 Changes from exercise of
   exchange privilege:
     Shares sold............... 517,956      6,624,501     51,246       509,787    1,108,116      13,411,365
     Shares redeemed........... (92,961)    (1,219,153)   (14,585)     (144,967)  (1,468,342)    (17,527,335)
                               --------    -----------    -------    ----------   ----------    ------------
 Net increase (decrease)......  600,970    $ 7,616,445    661,744    $6,613,029     (106,272)   $ (1,099,874)
                               ========    ===========    =======    ==========   ==========    ============

*For the period May 24, 1994 (effective date) to April 30, 1995.


1994
Shares sold....................  50,123    $   596,456         --            --    4,597,333    $ 58,206,365
 Shares issued in reinvestment
   of distributions...........   20,366        232,835         --            --       83,094       1,057,033
 Shares redeemed..............  (32,139)      (374,204)        --            --     (531,949)     (6,782,713)
 Changes from exercise of
   exchange privilege:
     Shares sold...............  54,080        648,657         --            --    5,765,127      73,837,870
     Shares redeemed..........  (40,915)      (483,289)        --            --   (1,307,264)    (16,502,240)
                               --------    -----------    -------    ----------   ----------    ------------
 Net increase.................   51,515    $   620,455         --            --    8,606,341    $109,816,315
                               ========    ===========    =======    ==========   ==========    ============

FRANKLIN STRATEGIC SERIES


                                                                                                        FRANKLIN
                                            FRANKLIN SMALL CAP            FRANKLIN GLOBAL           INSTITUTIONAL MIDCAP
                                               GROWTH FUND               HEALTH CARE FUND               GROWTH FUND*
                                        -------------------------    -----------------------      -----------------------
                                          SHARES        AMOUNT        SHARES        AMOUNT         SHARES        AMOUNT
                                        ---------    ------------    --------    -----------      --------     ----------
1995
 Shares sold ........................   1,050,774    $ 14,073,399     295,333    $ 3,331,812             --    $       --
 Shares issued in reinvestment of
  distributions .....................     165,206       1,980,868      43,569        460,121         11,755       111,288
 Shares redeemed ....................    (377,504)     (4,925,437)    (99,454)    (1,111,831)            --            --
 Changes from exercise of
  exchange privilege:
   Shares sold ......................   3,300,526      43,456,084     737,966      8,349,736             --            --
   Shares redeemed ..................  (1,785,818)    (23,178,053)   (405,973)    (4,607,422)            --            --
                                       ----------    ------------    --------    -----------        -------     ---------
 Net increase .......................   2,353,184    $ 31,406,861     571,441    $ 6,422,416         11,755    $  111,288
                                       ==========    ============    ========    ===========        =======    ==========
1994
 Shares sold ........................     527,823    $  6,523,254     174,501    $ 1,732,415        500,010    $5,000,099
 Shares issued in reinvestment of
  distributions .....................      33,180         410,352      16,250        160,950          5,594        57,001
 Shares redeemed ....................    (111,639)     (1,417,140)    (66,382)      (692,594)            --            --
 Changes from exercise of
  exchange privilege:
   Shares sold ......................   1,634,135      21,097,953     329,826      3,285,773             --            --
   Shares redeemed ..................    (798,157)    (10,079,182)   (283,890)    (2,774,855)            --            --
                                       ----------    ------------    --------    -----------        -------    ----------
 Net increase .......................   1,285,342    $ 16,535,237     170,305    $ 1,711,689        505,604    $5,057,100
                                       ==========    ============    ========    ===========        =======    ==========

*For the year ended April 30, 1995 and the period August 17, 1993 (effective date) to April 30, 1994.

5. PURCHASES AND SALES OF SECURITIES

Aggregate purchases and sales of securities (excluding purchases and sales of short-term securities) for the year ended April 30, 1995 were as follows:


                                                                                                                FRANKLIN
                                 FRANKLIN       FRANKLIN        FRANKLIN        FRANKLIN        FRANKLIN      INSTITUTIONAL
                                CALIFORNIA      STRATEGIC        GLOBAL         SMALL CAP     GLOBAL HEALTH      MIDCAP
                                GROWTH FUND    INCOME FUND   UTILITIES FUND    GROWTH FUND      CARE FUND      GROWTH FUND
                               ------------    -----------   --------------   ------------    -------------   -------------
Purchases ...................   $10,540,970     $8,371,563     $28,525,250     $62,825,014     $12,425,994     $8,535,183
                                ===========     ==========     ===========     ===========     ===========     ==========
Sales .......................   $ 5,239,514     $2,901,462     $18,471,832     $35,871,234     $ 7,671,107     $8,233,744
                                ===========     ==========     ===========     ===========     ===========     ==========

FRANKLIN STRATEGIC SERIES

6. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Franklin Advisers, Inc., under the terms of a management agreement, provides investment advice, administrative services, office space and facilities to each Fund, except for the Institutional MidCap Growth Fund and Strategic Income Fund, and receives fees computed monthly based on the net assets of each Fund, at an annual rate of .625 of 1% of the average daily net assets up to and including $100 million; .50 of 1% of the average daily net assets over $100 million, up to and including $250 million; .45 of 1% of the average daily net assets over $250 million, up to and including $10 billion; .44 of 1% of the average daily net assets over $10 billion, up to and including $12.5 billion;
 .42 of 1% of the average daily net assets over $12.5 billion, up to and including $15 billion; and .40 of 1% of the average daily net assets over $15 billion. For the Strategic Income Fund, Franklin Advisers, Inc. receives fees computed monthly based on the net assets of this fund, at an annual rate of
 .625 of 1 % of the average daily net assets up to and including $100 million; .50 of 1% of the average daily net assets over $100 million, up to and including $250 million; .45 of 1% of the average daily net assets over $250 million. Franklin Institutional Services Corporation (FISCO) serves as the investment adviser for the Institutional MidCap Growth Fund, and receives fees computed monthly at the annual rate of .65 of 1% the Fund's average daily net assets.

The terms of the management agreements provide that aggregate annual expenses of the Series' be limited to the extent necessary to comply with the limitations set forth in the laws, regulations and administrative interpretations of the states in which the Series' shares are registered. The Series' expenses did not exceed these limitations; however, for the year ended April 30, 1995, Franklin Advisers, Inc. and FISCO agreed in advance to waive the management fees, as indicated below, in an effort to minimize the Series' expenses. Additionally, Franklin Advisers, Inc. made payments, including waiver of repayment of organization cost advances, of $22,410, $25,618, $36,061 and $16,989 for other expenses as shown in the Statement of Operations for the California Growth Fund, the Strategic Income Fund, the Global Health Fund and the Institutional MidCap Growth Fund, respectively.

                                                                                                                 FISCO
                                                         Franklin Advisers, Inc.                             -------------
                                 --------------------------------------------------------------------------    Franklin
                                   Franklin      Franklin        Franklin        Franklin       Franklin     Institutional
                                  California     Strategic        Global         Small Cap    Global Health     MidCap
                                 Growth Fund    Income Fund   Utilities Fund    Growth Fund     Care Fund     Growth Fund
                                 -----------    -----------   --------------    -----------   -------------  -------------
Management fees earned ........    $47,494        $32,160        $737,090         $228,800       $58,346        $33,417
Less reduction of fees ........     47,494         32,160              --          172,680        58,346         33,417
                                   -------        -------        --------         --------       -------        -------
Management fees paid ..........    $    --        $    --        $737,090         $ 56,120       $    --        $    --
                                   =======        =======        ========         ========       =======        =======

Pursuant to a shareholder service agreement with Franklin/Templeton Investor Services, Inc., the Series pays costs on a per shareholder account basis. Shareholder servicing costs of $146,572 were incurred for the year ended April 30, 1995, of which $136,784 was for services provided by Franklin/Templeton Investor Services, Inc. In an effort to minimize such costs, Franklin/Templeton Investor Services, Inc. agreed in advance to waive shareholder servicing costs of $5,012 in the California Growth Fund, $9,924 in the Global Health Fund, and $6 in the Institutional MidCap Growth Fund for the year ended April 30, 1995.

FRANKLIN STRATEGIC SERIES

Under the terms of a Distribution Plan pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Funds, except for the Institutional MidCap Growth Fund, will reimburse Franklin/Templeton Distributors, Inc. in an amount up to
 .25% per annum of the Series' average daily net assets for costs incurred in the promotion, offering and marketing of the Funds' shares. Costs incurred by the Series under the agreement aggregated $385,309 for the year ended April 30, 1995.

In its capacity as underwriter for the shares of the Funds, except for the Institutional MidCap Growth Fund, Franklin/Templeton Distributors, Inc. received commissions on sales of the Funds' shares. Commissions received by Franklin/Templeton Distributors, Inc., and the amounts which were subsequently paid to other dealers for the year ended April 30, 1995 were as follows:

                                  FRANKLIN      FRANKLIN        FRANKLIN        FRANKLIN       FRANKLIN
                                 CALIFORNIA     STRATEGIC        GLOBAL         SMALL CAP    GLOBAL HEALTH
                                 GROWTH FUND   INCOME FUND   UTILITIES FUND    GROWTH FUND     CARE FUND
                                 -----------   -----------   --------------    -----------   -------------
Total commissions received....     $89,678       $35,219        $664,553        $464,478       $134,715
                                   =======       =======        ========        ========       ========
Paid to other dealers.........     $79,600       $34,232        $587,953        $411,761       $119,467
                                   =======       =======        ========        ========       ========

Commissions are deducted from the gross proceeds received from the sales of the Fund's shares, and as such are not expenses of the Funds.

Certain officers and trustees of the Series are also officers and/or directors of Franklin/Templeton Distributors, Inc., Franklin Advisers, Inc., Franklin Institutional Services Corporation, and Franklin/Templeton Investors Services, Inc. all wholly-owned subsidiaries of Franklin Resources, Inc.

At April 30, 1995, Franklin Resources owned 24% of the California Growth Fund, 81% of the Strategic Income Fund, 10% of the Global Health Fund, and 100% of the Institutional MidCap Growth Fund.

7. RESTRICTED SECURITIES

A restricted security is a security which has not been registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933. The Series may purchase restricted securities through a private offering and they cannot be sold without prior registration under the Securities Act of 1933 unless such sale is pursuant to an exemption therefrom. Subsequent costs of registration of such securities are borne by the issuer. A secondary market exists for certain privately placed securities. The Series values these restricted securities as disclosed in Note 1. At April 30, 1995, the California Growth Fund held restricted securities with a value aggregating $288, representing less than one percent of the Fund's net assets. Such securities are:

                                                              ACQUISITION
SHARES   SECURITY                                                DATE         COST      VALUE
------   --------                                             -----------     ----      -----
 198     Lynx Therapeutics, Inc..............................   10/19/92      $ 40       $ --
 288     Lynx Therapeutics, Inc., pfd., Series A.............   10/19/92      $288       $288

FRANKLIN STRATEGIC SERIES

8. RULE 144A SECURITIES

Rule 144A provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act of 1933 for specified resale of restricted securities to qualified institutional investors. The Series values these securities as disclosed in Note 1. At April 30, 1995, 144A securities were held as follows:

                                       FRANKLIN       FRANKLIN         FRANKLIN         FRANKLIN
                                      CALIFORNIA      STRATEGIC         GLOBAL          SMALL CAP
                                      GROWTH FUND    INCOME FUND    UTILITIES FUND     GROWTH FUND
                                      -----------    -----------    --------------     -----------
Value................................  $396,000        $610,744       $2,870,132         $64,295
                                       ========        ========       ==========         =======
Ratio of value to net assets.........     2.86%           9.07%            2.41%           0.10%
                                       ========        ========       ==========         =======

See the accompanying Statement of Investments in Securities and Net Assets for specific information on such securities.

9. LOANS OF PORTFOLIO SECURITIES

During the year ended April 30, 1995, the Small Cap Growth Fund loaned securities to certain brokers for which it received cash collateral against the loaned securities in an amount equal to at least 102% of the market value of the loaned securities. The cash collateral received is invested by the Fund in short-term instruments and any interest income in excess of a predetermined rebate to the brokers is kept by the fund as interest income. Interest income from this source amounted to $4,368 for the year ended April 30, 1995.

At April 30, 1995, the value of the loaned securities amounted to $1,165,250 in the Small Cap Growth Fund. The Fund has received sufficient cash collateral to meet these commitments.

10. SUBSEQUENT EVENTS

On May 16, 1995, the Board of Trustees declared distributions as follows:

                                                                     FROM NET      FROM NET
                                                                    INVESTMENT     REALIZED
                                      RECORD DATE    PAYMENT DATE     INCOME     CAPITAl GAINS
                                      -----------    ------------   ----------   -------------
Franklin California Growth Fund.......  6/14/95         6/30/95        $.115         $.538
Franklin Strategic Income Fund........  5/31/95         6/15/95         .067            --
Franklin Global Utilities Fund:
 Class I..............................  6/14/95         6/30/95         .182          .135
 Class II.............................  6/14/95         6/30/95         .174          .135
Franklin Small Cap Growth Fund........  6/14/95         6/30/95         .014          .523
Franklin Global Health Care Fund......  6/14/95         6/30/95         .082            --
Franklin Institutional MidCap
 Growth Fund..........................  6/14/95         6/30/95         .110            --

                                      76

FRANKLIN STRATEGIC SERIES

11. FINANCIAL HIGHLIGHTS

Selected data for each share of beneficial interest outstanding throughout each year, by Fund, are as follows:

                                        PER SHARE OPERATING PERFORMANCE
-------------------------------------------------------------------------------------------------------------------
                                 NET
                              REALIZED &                                                              NET
         NET ASSET    NET     UNREALIZED              DISTRIBUTIONS  DISTRIBUTIONS                   ASSET
 YEAR     VALUE AT   INVEST-  GAIN (LOSS)  TOTAL FROM    FROM NET         FROM                       VALUE
 ENDED    BEGINNING   MENT        ON       INVESTMENT   INVESTMENT       CAPITAL         TOTAL      AT END   TOTAL
APRIL 30   OF YEAR   INCOME   SECURITIES   OPERATIONS     INCOME          GAINS      DISTRIBUTIONS  OF YEAR  RETURN
--------  ---------  -------  -----------  ----------  -------------  -------------  -------------  -------  ------
FRANKLIN CALIFORNIA GROWTH FUND
1992 1     $10.04     $0.07     $(0.168)    $(0.098)      $(0.072)           --             --      $ 9.87   (1.77)%**
1993         9.87      0.12       0.340       0.460        (0.120)           --             --       10.21    4.72
1994        10.21      0.14       2.425       2.565        (0.145)       (0.580)        (0.725)      12.05   25.55
1995        12.05      0.16       3.043       3.203        (0.124)       (1.099)        (1.223)      14.03   29.09

FRANKLIN STRATEGIC INCOME FUND
1995 5      10.00      0.70       0.154       0.854        (0.674)          --          (0.674)      10.18    8.94

FRANKLIN GLOBAL UTILITIES FUND
1993 2      10.00      0.22       1.270       1.490        (0.130)           --             --       11.36   18.08**
1994        11.36      0.30       1.280       1.580        (0.299)       (0.042)        (0.341)      12.60   14.04
1995        12.60      0.42      (0.067)      0.353        (0.365)       (0.358)        (0.723)      12.23    3.17

FRANKLIN SMALL CAP GROWTH FUND
1992 3      10.00      0.04      (0.460)     (0.420)           --            --             --        9.58  (19.96)**
1993         9.58      0.07       0.657       0.727        (0.087)           --             --       10.22    7.66
1994        10.22      0.03       2.944       2.974        (0.043)       (0.401)        (0.444)      12.75   29.26
1995        12.75      0.03       3.138       3.168        (0.021)       (0.997)        (1.018)      14.90   27.05

FRANKLIN GLOBAL HEALTH CARE FUND
1992 3      10.00      0.02      (1.180)     (1.160)           --            --             --        8.84  (55.14)**
1993         8.84      0.09       0.037       0.127        (0.087)           --             --        8.88    1.41
1994         8.88      0.07       1.856       1.926        (0.078)       (0.298)        (0.376)      10.43   21.93
1995        10.43      0.08       1.560       1.640        (0.061)       (0.559)        (0.620)      11.45   16.33

FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND
1994 4      10.00      0.15       0.014       0.164        (0.079)       (0.035)        (0.114)      10.05    1.62
1995        10.05      0.21       0.769       0.979        (0.204)       (0.015)        (0.219)      10.81   10.06

                  RATIOS/SUPPLEMENTAL DATA
-------------------------------------------------------------
                                     RATIO OF NET
              NET        RATIO OF     INVESTMENT
             ASSETS      EXPENSES     INCOME TO
 YEAR        AT END     TO AVERAGE     AVERAGE      PORTFOLIO
 ENDED      OF YEARS       NET        NET ASSETS     TURNOVER
APRIL 30   (IN 000'S)    ASSETS***   (SEE NOTE 6)      RATE
---------  ----------   ----------   ------------   ---------
FRANKLIN CALIFORNIA GROWTH FUND
1992 1      $  3,091         --%         1.27%**      13.73%
1993           3,412         --          1.23         38.28
1994           4,646       0.09          1.16        135.12
1995          13,844       0.25          1.63         79.52

FRANKLIN STRATEGIC INCOME FUND
1995 5         6,736       0.25          7.93         68.43

FRANKLIN GLOBAL UTILITIES FUND
1993 2        14,227         --          3.89**          --
1994         124,188       0.84          2.95         16.28
1995         119,250       1.12          3.47         16.65

FRANKLIN SMALL CAP GROWTH FUND
1992 3         1,268         --          2.45**        2.41
1993           6,026         --          0.84         63.15
1994          23,915       0.30          0.24         89.60
1995          63,010       0.69          0.25        104.84

FRANKLIN GLOBAL HEALTH CARE FUND
1992 3         1,368         --          1.68**       41.01
1993           3,422         --          1.13         62.74
1994           5,795       0.10          0.68        110.82
1995          12,906       0.25          0.80         93.79

FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND
1994 4         5,079         --          2.21**       70.53
1995           5,591         --          2.12        163.54

1 For the period October 18, 1991 (effective date) to April 30, 1992.
2 For the period July 2, 1992 (effective date) to April 30, 1993.
3 For the period February 14, 1992 (effective date) to April 30, 1992.
4 For the period August 17, 1993 (effective date) to April 30, 1994.
5 For the period May 24,1994 (effective date) to April 30, 1995.
* Total return measures the change in value of an investment over the periods indicated. It is not annualized. It does not include the maximum initial sales charge and assumes reinvestment of dividends and capital gains, if any, at net asset value.
** Annualized
*** During the periods indicated, Franklin Advisers, Inc. and FISCO agreed to waive in advance a portion of their management fees and made payments of other expenses incurred by the Funds in the Series. Had such action not been taken, the ratios of operating expenses to average net assets would have been as follows:

FRANKLIN STRATEGIC SERIES

                                            RATIO OF EXPENSES
                                          TO AVERAGE NET ASSETS
                                          ---------------------
FRANKLIN CALIFORNIA GROWTH FUND
  1992(1)....................................     1.61%**
  1993.......................................     1.99
  1994.......................................     1.89
  1995.......................................     1.27
FRANKLIN STRATEGIC INCOME FUND
  1995.......................................     1.38**
FRANKLIN GLOBAL UTILITIES FUND
  1993(2) ...................................     1.51%**
  1994.......................................     1.28

**Annualized

                                            RATIO OF EXPENSES
                                          TO AVERAGE NET ASSETS
                                          ---------------------
FRANKLIN SMALL CAP GROWTH FUND
  1992(3)....................................     1.74%**
  1993.......................................     1.95
  1994.......................................     1.58
  1995.......................................     1.16
FRANKLIN GLOBAL HEALTH CARE FUND
  1992(3)....................................     1.62%**
  1993.......................................     2.16
  1994.......................................     1.74
  1995.......................................     1.37
FRANKLIN INSTITUTIONAL MIDCAP GROWTH FUND
  1994(4)....................................     0.91%**
  1995.......................................     0.98

-----------------------------------------------------------------------------
Of the income distributions paid by the Funds during the year ended April 30, 1995 the following estimated amounts qualify for the 70% dividends-received deduction for corporations:*

             Franklin California Growth Fund..........  52.66%
             Franklin Small Cap Growth Fund...........  83.34
             Franklin Global Health Care Fund.........  20.12
             Franklin Global Utilities Fund...........  70.15
             Franklin Institutional MidCap Growth Fund  92.65
             Franklin Strategic Income Fund...........   3.69

The amounts reported above are estimated percentages and should be used for information purposes only. Information on the final percentages that qualify for this deduction for calendar year 1995 will be available shortly after the end of this calendar year.

*The Funds hereby designate the amounts above as qualifying for the dividends-received deduction for corporations for the year ended April 30,
 1995.
-----------------------------------------------------------------------------

FRANKLIN STRATEGIC SERIES

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Trustees of Franklin Strategic Series

We have audited the accompanying statements of assets and liabilities of the funds comprising the Franklin Strategic Series, including each Fund's statements of investments in securities and net assets, as of April 30, 1995 and the related statements of operations, the statements of changes in net assets, and the financial highlights for each of the periods indicated thereon. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of April 30, 1995 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the funds comprising the Franklin Strategic Series as of April 30, 1995, and the results of their operations, the changes in their net assets, and their financial highlights for the periods indicated thereon, in conformity with generally accepted accounting principles.


                                        COOPERS & LYBRAND L.L.P.

San Francisco, California
June 2, 1995

FRANKLIN STRATEGIC SERIES

Statement of Investments in Securities and Net Assets, October 31, 1995 (unaudited)


                                                                                                        Value
   Shares       Franklin California Growth Fund                                                       (Note 1)
                Common Stocks  85.7%

                Business Services  3.5%
     15,000     Avery-Dennison Corp. ............................................................     $  671,250
     16,500    aRobert Half International, Inc. .................................................        602,250
                                                                                                       1,273,500
                Consumer Services  2.7%
      3,700     Disney (Walt) Co. ...............................................................        213,212
     17,000     McClatchy Newspapers, Inc., Series A ............................................        335,750
      5,000     United Television, Inc. .........................................................        426,250
                                                                                                         975,212
                Electronic Technology  16.0%
      3,600    a3Com Corp. ......................................................................        169,200
     14,000    aBay Networks, Inc. ..............................................................        927,500
      8,000    aCisco Systems, Inc. .............................................................        620,000
      5,000    aComputer Sciences Corp. .........................................................        334,375
     25,000    aConner Peripherals, Inc. ........................................................        450,000
     20,000     Logicon, Inc. ...................................................................        457,500
     15,000    aNovell, Inc. ....................................................................        247,500
     13,000    aRead-Rite Corp. .................................................................        453,375
     11,800    aSeagate Technology, Inc. ........................................................        528,050
     40,000    aSilicon Graphics, Inc. ..........................................................      1,330,000
     13,000    aVeriFone, Inc. ..................................................................        351,000
                                                                                                       5,868,500
                Energy/Minerals  7.0%
      6,000     Atlantic Richfield Co. (ARCO) ...................................................        640,500
     10,000     Chevron Corp. ...................................................................        467,500
     25,000     Ultramar Corp. ..................................................................        609,375
     20,000     Unocal Corp. ....................................................................        525,000
      7,500    aWestern Atlas, Inc. .............................................................        329,063
                                                                                                       2,571,438
                Finance  2.4%
     20,600    aSilicon Valley Bancshares .......................................................        396,550
     10,000     The PMI Group, Inc. .............................................................        480,000
                                                                                                         876,550
                Health Services  4.9%
     15,000    aAccess Health, Inc. .............................................................        466,875
     15,000    aFoundation Health Corp. .........................................................        635,625
     10,000    aPacifiCare Health Systems, Class A ..............................................        705,000
                                                                                                       1,807,500
                Health Technology  3.2%
      6,000    aAmgen, Inc. .....................................................................     $  288,000
      5,000    aGenentech, Inc. .................................................................        250,625
     25,000     Mentor Corp. ....................................................................        550,000
     10,000    aPenederm, Inc. ..................................................................         98,750
                                                                                                       1,187,375
                Leisure Time  3.8%
     60,000    aAldila, Inc. ....................................................................        266,250
     25,000     Anthony Industries, Inc. ........................................................        465,625
     40,000     Callaway Golf Co. ...............................................................        655,000
                                                                                                       1,386,875
                Other
        486  a,bLynx Therapeutics, Inc. .........................................................              -
                Producer/Manufacturing  4.1%
      7,000     Clorox Co. ......................................................................        502,250
     22,000     Mattel, Inc. ....................................................................        632,500
     13,000     Superior Industries International, Inc. .........................................        365,625
                                                                                                       1,500,375
                Real Estate  4.3%
     30,000     Bay Apartment Communities, Inc. .................................................        618,750
     30,000     Irvine Apartment Communities, Inc. ..............................................        536,250
     10,000     Nationwide Health Property, Inc. ................................................        411,250
                                                                                                       1,566,250
                Retail Trade  2.9%
     17,000    aPrice/Costco, Inc. ..............................................................        289,000
     35,000    aStrouds, Inc. ...................................................................        161,875
     25,000    aVons Companies, Inc. ............................................................        634,375
                                                                                                       1,085,250
                Semiconductors/Equipment  11.3%
     15,000    aAdaptec, Inc. ...................................................................        667,500
      6,000    aApplied Materials, Inc. .........................................................        300,750
      7,000    aElectroglas, Inc. ...............................................................        491,750
     12,000     Intel Corp. .....................................................................        838,500
      9,800     Linear Technology Corp. .........................................................        428,750
     25,000    aNational Semiconductor Corp. ....................................................        609,375
     10,000    aXilinx, Inc. ....................................................................        460,000
     10,000    aZilog, Inc. .....................................................................        355,000
                                                                                                       4,151,625
                Technology Services   6.8%
      8,000    aBusiness Objects SA, ADR ........................................................     $  346,000
     12,700    aDendrite International, Inc. ....................................................        220,662
     10,000    aInformix Corp. ..................................................................        291,250
     10,000    aIntegrated Systems, Inc. ........................................................        350,000
      4,000    aMicrosoft Corp. .................................................................        400,000
     12,000    aOracle Systems Corp. ............................................................        523,500
     27,000    aSystemsoft Corp. ................................................................        388,125
                                                                                                       2,519,537
                Telecommunications  1.7%
     18,000    aSpectrian Corp. .................................................................        391,500
     15,000    aTekelec .........................................................................        217,500
                                                                                                         609,000
                Transportation  4.6%
     14,750     Air Express International Corp. .................................................        306,063
     10,600     Expeditors International of Washington, Inc. ....................................        279,575
     25,000     Harper Group, Inc. ..............................................................        450,000
     40,000    aMesa Airlines, Inc. .............................................................        380,000
     12,459    aSouthern Pacific Rail Corp. .....................................................        277,212
                                                                                                       1,692,850
                Utilities  6.5%
     17,000    aAirTouch Communications, Inc. ...................................................        484,500
     20,000     Pacific Enterprises .............................................................        495,000
     23,000     San Diego Gas & Electric Co. ....................................................        534,750
     30,000     SCEcorp .........................................................................        510,000
     20,000     Southern California Water .......................................................        377,500
                                                                                                       2,401,750
                      Total Common Stocks (Cost $28,455,209) ....................................     31,473,587
                Preferred Stocks  .7%
                Real Estate
      6,800    cCatellus Development Corp., $3.625 cvt. pfd., Series B (Cost $256,700) ..........        259,250
                Convertible Bonds  .8%

                Electronic Technology
   $195,000    c3COM Corp., cvt. sub. notes, 10.25%, 11/01/01 (Cost $243,275) ...................     $  311,025
                      Total Investments before Repurchase Agreements (Cost $28,955,184) .........     32,043,862
               dReceivables from Repurchase Agreements  14.8%
  3,000,000     Citicorp Securities, Inc., 5.85%, 11/01/95 (Maturity Value $3,000,488)
                Collateral: U.S. Treasury Notes, 6.125%, 07/31/96 ...............................      3,000,000
    425,000     Daiwa Government Securities, Inc., 5.90%, 11/01/95 (Maturity Value $425,070)
                Collateral: U.S. Treasury Notes, 6.125%, 09/30/00 ...............................        425,000
  1,976,693    eJoint Repurchase Agreement, 5.887%, 11/01/95
                Daiwa Securities America, Inc., (Maturity Value $441,685)
                Collateral: U.S. Treasury Bills, 04/25/96
                U.S. Treasury Notes, 6.125%, 09/30/00
                 Donaldson, Lufkin & Jenrette, (Maturity Value $521,991)
                 Collateral: U.S. Treasury Notes, 5.125% - 8.25%, 07/31/96 - 03/31/00
                 Swiss Bank Corp., (Maturity Value $521,991)
                 Collateral: U.S. Treasury Notes, 6.875%, 03/31/00
                 UBS Securities, Inc., (Maturity Value $521,991)
                 Collateral: U.S. Treasury Notes, 5.125% - 8.50%, 11/15/95 - 01/31/00 ...........      2,007,330
                      Total Receivables from Repurchase Agreements (Cost $5,432,330) ............      5,432,330
                          Total Investments (Cost $34,387,514)  102.0% ..........................     37,476,192
                          Liabilities in Excess of Other Assets, Net  (2.0)% ....................       (733,610)
                          Net Assets  100.0% ....................................................    $36,742,582


                At October 31, 1995, the net unrealized appreciation based on the cost of investments for income tax purposes of $34,387,514 was as follows:
                  Aggregate gross unrealized appreciation for all investments in which
                   there was an excess of value over tax cost ...................................    $ 3,917,443
                  Aggregate gross unrealized depreciation for all investments in which
                   there was an excess of value over tax cost ...................................       (828,765)
                  Net unrealized appreciation ...................................................    $ 3,088,678


aNon-income producing.
bSee Note 7 regarding restricted securities.
cSee Note 8 regarding Rule 144A securities.
dFace amount for repurchase agreements is for the underlying collateral. eSee Note 1(h) regarding Joint Repurchase Agreement.

FRANKLIN STRATEGIC SERIES

Statement of Investments in Securities and Net Assets, October 31, 1995 (unaudited)


                                                                                                         Value
  Country       Shares        Franklin Strategic Income Fund                                           (Note 1)
                              Preferred Stocks  2.5%

                              Financial Services  1.3%
    US              1,000     First Nationwide Bank, 11.50% pfd. .................................    $  113,500
                              Media & Broadcasting  1.2%
    US                103     PanAmSat Corp., L.P., 12.75% pfd., PIK .............................       111,985
                                    Total Preferred Stocks (Cost $203,094) .......................       225,485
                              Convertible Preferred Stocks  2.5%
                              Financial Services  2.1%
    US              1,500     Integon Corp., $3.875 cvt. pfd. ....................................        80,813
    US              2,500    cParker & Parsley Capital, 6.25% cvt. pfd. ..........................       111,250
                                                                                                         192,063
                              Real Estate Investment Trust  .4%
    US              1,400     Property Trust of America, $1.75 cvt. pfd., Series A ...............        33,250
                                    Total Convertible Preferred Stocks (Cost $223,383) ...........       225,313
                 Face
                Amount*
                              Corporate Bonds  26.0%
                              Cable Television  2.3%
    US            150,000    fBell Cablemedia, Plc., senior disc. notes, zero coupon to 07/15/99,
                             (original accretion rate 11.95%), 11.95% thereafter, 07/15/04 .......       102,563
    US            100,000     Rogers Cablesystems, Inc., guaranteed notes, 9.625%, 08/01/02 ......       102,250
                                                                                                         204,813
                              Consumer Goods  3.3%
    US            100,000    cHerff Jones Inc., senior sub. notes, 11.00%, 08/15/05 ..............       103,500
    US            100,000     Playtex Family Products Corp., senior sub. deb., 9.00%, 12/15/03 ...        90,500
    US            100,000     Sealy Corp., senior sub. notes, 9.50%, 05/01/03 ....................       101,000
                                                                                                         295,000
                              Containers & Packaging  1.2%
    US            100,000     Owens Illinois, Inc., senior sub. deb., 10.50%, 06/15/02 ...........       105,500
                              Energy  1.2%
    US            100,000     Gulf Canada Resources, Ltd., senior sub. deb., 9.25%, 01/15/04 .....       103,063
                              Food/Beverages  1.2%
    US            100,000     Curtice-Burns Foods, Inc., senior sub. notes, 12.25%, 02/01/05 .....       104,500
                              Food Retailing  3.4%
    US            100,000     Brunos, Inc., senior sub. notes, 10.50%, 08/01/05 ..................        98,500
    US            100,000     Dominick's Finer Foods, senior sub. notes, 10.875%, 05/01/05 .......       105,375
    US            100,000     Grand Union Co., senior notes, 12.00%, 09/01/04 ....................        96,750
                                                                                                         300,625
                              Forest & Paper Products  2.4%
    US            100,000     Repap New Brunswick, senior notes, second priority, 10.625%, 04/15/05   $  102,500
    US            100,000     S.D. Warren Co., senior sub. notes, 12.00%, 12/15/04 ...............       111,500
                                                                                                         214,000
                              Gaming & Hotels  3.5%
    US            100,000     Aztar Corp., senior sub. notes, 13.75%, 10/01/04 ...................       108,500
    US            100,000    cPlayers International, Inc., senior notes, 10.875%, 04/15/05 .......        95,375
    US            100,000     Showboat, Inc., senior sub. notes, 13.00%, 08/01/09 ................       109,500
                                                                                                         313,375
                              Health Care  2.4%
    US            100,000     OrNda Healthcorp., guaranteed senior sub. notes, 11.375%, 08/15/04 .       112,000
    US            100,000     Tenet Healthcare Corp., senior sub. notes, 10.125%, 03/01/05 .......       107,500
                                                                                                         219,500
                              Industrial  1.4%
    US            150,000    fAmerican Standard, Inc., senior sub. deb., zero coupon to 06/01/98,
                             (original accretion rate 10.50%), 10.50% thereafter, 06/01/05 .......       126,375
                              Media & Broadcasting  1.1%
    US            100,000     American Media Operation, senior sub. notes, 11.625%, 11/15/04 .....       102,500
                              Metals & Mining  1.5%
    US            100,000    fAcme Metals, Inc., guaranteed senior secured disc. notes, zero coupon to
                              08/01/97, (original accretion rate 13.50%), 13.50% thereafter, 08/01/04     78,625
    US             50,000     Ucar Global Enterprises, Inc., senior sub. notes, 12.00%, 01/15/05 .        56,375
                                                                                                         135,000
                              Textile  1.1%
    US            100,000     WestPoint Stevens, Inc., senior notes, 8.75%, 12/15/01 .............       101,500
                                    Total Corporate Bonds (Cost $2,210,203) ......................     2,325,751
                              Convertible Bonds  9.7%
                              Electronics  3.6%
    US             65,000    cAltera Corp., cvt. sub. notes, 5.75%, 10/15/02 .....................        87,588
    US            125,000    cDovatron International, Inc., cvt. sub. notes, 6.00%, 10/15/02 .....       127,500
    US            100,000    cSanmina Corp., sub. notes, 5.50%, 08/15/02 .........................       111,500
                                                                                                         326,588
                              Food/Beverages  .7%
    US             65,000     Chock Full O'Nuts Corp., cvt. deb., 7.00%, 10/15/02 ................        59,475


                              Health Care  1.2%
    US             40,000     Integrated Health Services, Inc., senior sub. deb., 5.75%, 01/01/01      $  40,200
    US             70,000     Maxxim Medical, Inc., cvt. sub. deb., 6.75%, 03/01/03 ..............        69,300
                                                                                                         109,500
                              Industrial  1.0%
    US             70,000     Raymond Corp., cvt. sub. deb., 6.50%, 12/15/03 .....................        87,675
                              Information/Technology  .8%
    US             65,000    cBay Networks Inc., cvt. sub. deb., 5.25%, 05/15/03 .................        73,369
                              Lodging  1.2%
    US            100,000     Prime Hospitality Corp., cvt. sub. notes, 7.00%, 04/15/02 ..........       105,625
                              Telecommunications  1.2%
    US            110,000    cAll American Communications, cvt. sub. deb., 6.50%, 10/01/03 .......       107,800
                                    Total Convertible Bonds (Cost $817,827) ......................       870,032
                              Foreign Corporate Bonds  6.2%
    US            100,000     Bridas Corp., senior notes, 12.50%, 11/15/99 .......................        96,000
    US            120,000     Centrais Eletricas Brasileiras SA, 10.00%, 10/30/98 ................       119,400
    US            100,000    cEssar Guajarat, Ltd., floating rate deb., 9.40%, 07/15/99 ..........        99,625
    US            125,000    cSEI Holdings IX, Inc., senior notes, 11.00%, 11/30/00 ..............       127,031
    US            100,000     Tjiwi Kimia International, 13.25%, 08/01/01 ........................       109,500
                                    Total Foreign Corporate Bonds (Cost $541,442) ................       551,556
                              Foreign Government Agencies  24.6%
    ES          9,480,000    hBonos y Obligacion del Estado, 12.25%, 03/25/00 ....................        82,208
    DD             60,000     Bundesschatzanweisungen, 6.875%, 12/02/98 ..........................        45,012
    IT        135,000,000    hBuoni Poliennali del Tesoro, 9.188%, 07/15/00 ......................        82,718
    DD             80,000     Deutsche Bundespost, 7.75%, 10/01/04 ...............................        60,818
    DD             75,000     Deutschland Bundesrepublik, 8.375%, 05/21/01 .......................        59,682
    DD             70,000     Deutschland Bundesrepublik, 8.250%, 09/20/01 .......................        55,440
    DD             75,000     Deutschland Bundesrepublik, 7.125%, 12/20/02 .......................        56,079
    DD             80,000     Deutschland Bundesrepublik, 6.50%, 07/15/03 ........................        57,446
    DD            150,000     German Unity Fund, 8.00%, 01/21/02 .................................       117,211
    CA            100,000     Government of Canada, 10.25%, 12/01/98 .............................        81,560
    CA            100,000     Government of Canada, 5.75%, 03/01/99 ..............................        72,075
    CA             53,000     Government of Canada, 6.50%, 06/01/04 ..............................        36,948
    CA            100,000     Government of Canada, 10.50%, 10/01/04 .............................        88,518
    CA             20,000     Government of Canada, 9.00%, 12/01/04 ..............................        16,305
    FR            470,000     Government of France, 8.50%, 03/28/00 ..............................       103,566
    FR            442,000     Government of France, 9.50%, 01/25/01 ..............................       101,723

    DD             20,000     International Bank of Reconstruction and Development, 7.125%, 04/12/05   $  14,672
    DK            108,000     Kingdom of Denmark, 9.00%, 11/15/98 ................................        21,159
    DK            501,000     Kingdom of Denmark, 8.00%, 11/15/01 ................................        95,118
    DK            167,000     Kingdom of Denmark, 8.00%, 05/15/03 ................................        31,263
    DK            327,000     Kingdom of Denmark, 7.00%, 12/15/04 ................................        56,935
    AU            100,000     New South Wales Treasury Corp., 7.00%, 04/01/04 ....................        67,594
    NZ            100,000     New Zealand Government, 6.50%, 02/15/00 ............................        64,323
    NZ             80,000     New Zealand Government, 10.00%, 03/15/02 ...........................        60,247
    NZ             80,000     New Zealand Government, 8.00%, 04/15/04.............................        55,411
    AU            225,000     Queensland Treasury Corp., 8.875%, 11/08/96 ........................       173,347
    AU             25,000     Queensland Treasury Corp., 8.00%, 05/14/03 .........................        18,152
    US            170,000     Republic of Argentina, 6.813%, 03/31/05 ............................       100,513
    US            166,250     Republic of Brazil, 6.688%, 01/01/01 ...............................       142,040
    US            408,594     Republic of Equador, 3.00%, 02/27/15 ...............................       135,858
    AU             65,000     Treasury Corp. of Victoria, 8.25%, 10/15/03 ........................        47,786
                                    Total Foreign Government Agencies (Cost $2,134,830) ..........     2,201,727
                              U.S. Government  2.8%
    US            250,000     U.S. Treasury Notes, 6.75%, 05/31/97 (Cost $248,974) ...............       254,297
                              U.S. Government Agencies/Mortgages  6.8%
    US             28,262     FHLMC, 7.00%, 01/01/09 .............................................        28,527
    US             28,143     FHLMC, 6.00%, 04/01/09 .............................................        27,493
    US             50,097     FHLMC, 7.00%, 04/01/24 .............................................        49,814
    US             48,380     FHLMC, 7.50%, 04/01/24 .............................................        49,014
    US             43,055     FHLMC, 8.50%, 12/01/24 .............................................        44,710
    US             46,225     FNMA, 7.50%, 10/01/07 ..............................................        47,222
    US             34,924     FNMA, 6.50%, 02/01/09 ..............................................        34,695
    US             44,371     FNMA, 6.50%, 01/01/24 ..............................................        43,137
    US             24,547     FNMA, 7.00%, 05/01/24 ..............................................        24,386
    US             47,664     FNMA, 8.00%, 01/01/25 ..............................................        48,960
    US             21,686     FNMA, 9.00%, 05/01/25 ..............................................        22,696
    US             23,574     GNMA, SF, 7.50%, 09/15/23 ..........................................        23,934
    US             49,711     GNMA, SF, 6.50%, 03/15/24 ..........................................        48,390
    US             49,957     GNMA, SF, 8.00%, 06/15/24 ..........................................        51,517
    US              9,568     GNMA, SF, 9.00%, 01/15/25 ..........................................        10,066
    US             59,321     GNMA, SF, 7.00%, 09/20/25 ..........................................        58,690
                                    Total U.S. Government Agencies/Mortgages (Cost $585,101) .....       613,251
                                    Total Long Term Investments (Cost $6,964,854) ................     7,267,412

                              g Short Term Investments
                              Foreign Corporate Agencies  2.2%
    TH          5,000,000     Thailand Military Bank Notes, 11.00%, 06/05/96 (Cost $203,128) .....    $  198,690
                              Total Investments before Repurchase Agreements (Cost $7,167,982)         7,466,102
                           d,eReceivables from Repurchase Agreements  11.7%
    US          1,032,062     Joint Repurchase Agreement, 5.887 %, 11/01/95 (Cost $1,047,641)
                              Daiwa Securities America, Inc., (Maturity Value $230,519)
                              Collateral: U.S. Treasury Bills, 04/25/96
                              Collateral: U.S. Treasury Notes, 6.125%, 09/30/00
                               Donaldson, Lufkin & Jenrette, (Maturity Value $272,431)
                              Collateral: U.S. Treasury Notes, 5.125% - 8.25%, 07/31/96 - 03/31/00
                              Swiss Bank Corp., (Maturity Value $272,431)
                              Collateral: U.S. Treasury Notes, 6.875%, 03/31/00
                              UBS Securities, Inc., (Maturity Value $272,431)
                              Collateral: U.S. Treasury Notes, 5.125% - 8.50%, 11/15/95 - 01/31/00    1,047,641
                                        Total Investments (Cost $8,215,623)  95.0% ...............     8,513,743
                                        Other Assets and Liabilities, Net  5.0% ..................       450,001
                                        Net Assets  100.0% .......................................    $8,963,744


                              At October 31, 1995, the net unrealized appreciation based on the cost of investments for income tax purposes of $8,215,623 was as follows:
                                Aggregate gross unrealized appreciation for all investments in which
                                 there was an excess of value over tax cost ......................    $  321,316
                                Aggregate gross unrealized depreciation for all investments in which
                                 there was an excess of tax cost over value ......................       (23,196)
                                Net unrealized appreciation ......................................    $  298,120



PORTFOLIO ABBREVIATIONS:
FHLMC    - Federal Home Loan Mortgage Corp.
FNMA     - Federal National Mortgage Association
GNMA     - Government National Mortgage Association
LP       - Limited Partnership
LYONs    - Liquid Yield Option Notes
PIK      - Payment-in-Kind
SF       - Single Family

COUNTRY LEGEND:
 AU - Australia
 CA - Canada
 DD - Germany
 DK - Denmark
 ES - Spain
 FR - France
 IT - Italy
 NZ - New Zealand
 TH - Thailand
 US - United States of America


*Face amount is stated in the currency of country indicated and value is stated in U.S. dollars.
cSee Note 8 regarding Rule 144A securities.
dFace amount for repurchase agreements is for the underlying collateral.
eSee Note 1(h) regarding Joint Repurchase Agreement.
fZero coupon/step-up bonds. The current effective yield may vary. The original accretion rate will remain constant. gCertain short-term securities are traded on a discount basis; the rates shown are the discount rates at the time of purchase by the Fund. Other securities bear interest at the rates shown, payable at fixed rates or upon maturity. hSee Note 1(e) regarding securities purchased on a when-issued or delayed delivery basis.

FRANKLIN STRATEGIC SERIES

Statement of Investments in Securities and Net Assets, October 31, 1995 (unaudited)


                                                                                                        Value
 Country*      Shares       Franklin Global Utilities Fund                                            (Note 1)
                            Common Stocks  92.6%

                            Electric & Gas Utilities  66.7%
    US          166,000    aAES Corp. ..........................................................     $ 3,278,500
    US           57,200     American Electric Power Co., Inc. ..................................       2,180,750
    US           49,500     Central & South West Corp. .........................................       1,324,125
    HK          227,400     China Light & Power, Ltd. ..........................................       1,211,748
    US          150,000     CINergy Corp. ......................................................       4,256,250
    US           49,700     Dominion Resources, Inc. ...........................................       1,975,575
    US           22,300     DPL, Inc. ..........................................................         529,625
    US           60,950     Duke Power Co. .....................................................       2,727,513
    US           62,900     Empresa Nacional de Electricidad, ADR ..............................       3,160,725
    US          127,000     Enron Corp. ........................................................       4,365,625
    US          107,700     Enron Global Power & Pipelines .....................................       2,598,263
    US          110,000     Entergy Corp. ......................................................       3,135,000
    US          195,000    cEspoon Sahko Oy ....................................................       2,618,070
    US           39,000     FPL Group, Inc. ....................................................       1,633,125
    US           49,600     General Public Utilities Corp. .....................................       1,550,000
    HK        1,180,000     Hong Kong Electric Holdings, Ltd. ..................................       4,013,865
    US           62,000    aHuaneng Power International, Inc., ADR .............................       1,030,750
    KR           33,700     Korea Electric Power Corp. .........................................       1,526,113
    US          109,000     National Fuel Gas Co. ..............................................       3,242,750
    US            6,900     New England Electric System ........................................         269,100
    US           29,100     NIPSCO Industries, Inc. ............................................       1,062,150
    US          126,000     Pacific Enterprises ................................................       3,118,500
    US           20,200     Pacific Gas & Electric Co. .........................................         593,375
    US          176,700     PacifiCorp .........................................................       3,335,213
    US          133,500     Panhandle Eastern Corp. ............................................       3,370,875
    US           59,000     Pinnacle West Capital Corp. ........................................       1,622,500
    US           50,000     Public Service Co. of Colorado .....................................       1,706,250
    GB          360,000     Scottish Power, Plc. ...............................................       1,986,246
    US          208,000     Southern Co. .......................................................       4,966,000
    US           41,200     Southern Indiana Gas & Electric Co. ................................       1,390,500
    US          183,900     TECO Energy, Inc. ..................................................       4,344,638
    US           51,500     Texas Utilities Co. ................................................       1,892,625
    US          146,000     TransCanada Pipelines, Ltd. ........................................       1,952,750
    US          160,000     Transportadora Gas Sur, ADR ........................................       1,640,000
    US            4,600     Wicor, Inc. ........................................................         136,275
    US           53,400     Williams Cos., Inc. ................................................       2,062,575
                                                                                                      81,807,944
                            Telecommunications Services  25.9%
    US           20,150    aAirTouch Communications, Inc. ......................................     $   574,275
    US           30,000     Ameritech Corp. ....................................................       1,620,000
    US           59,300     AT&T Corp. .........................................................       3,795,200
    GB          300,000     Cable & Wireless, Plc. .............................................       1,963,481
    US           19,700    aComcast UK Cable Partners, Ltd. ....................................         253,638
    MX           44,400    aGrupo Iusacell, SA, Series D .......................................          39,826
    US          100,560    aGrupo Iusacell, SA, Series L, ADR ..................................       1,194,150
    US           55,300     GTE Corp. ..........................................................       2,281,125
    US          124,000    aNynex Cablecomms Group, ADR ........................................       2,526,500
    US          130,000     Portugal Telecom SA, ADR ...........................................       2,437,500
    US           40,000     SBC Communications, Inc. ...........................................       2,235,000
    IT          550,000     STET-Societa Finanziaria Telefonica ................................       1,556,040
    US          120,000     Tele Danmark, A/S, ADS .............................................       3,135,000
    US           62,750     Telecom de Argentina, SA, ADR ......................................       2,408,030
    US           20,400     Telefonica de Argentina, ADS .......................................         423,300
    US           65,950     Telefonica de Espana, ADR ..........................................       2,481,369
    US           45,700     Telefonos de Mexico, ADR ...........................................       1,256,750
    US           57,500    aTelewest Communications, Plc., ADR .................................       1,595,625
                                                                                                      31,776,809
                                  Total Common Stocks (Cost $109,638,643) ......................     113,584,753
                Face
               Amount
                         d,eReceivables from Repurchase Agreements  4.7%
    US       $5,707,700     Joint Repurchase Agreement, 5.887%, 11/01/95 (Cost $5,798,095)
                            Daiwa Securities America, Inc., (Maturity Value $1,275,790)
                            Collateral: U.S. Treasury Bills, 04/25/96
                            U.S. Treasury Notes, 6.125%, 09/30/00
                             Donaldson, Lufkin & Jenrette, (Maturity Value $1,507,751)
                            Collateral: U.S. Treasury Notes, 5.125% - 8.25%, 07/31/96 - 03/31/00
                            Swiss Bank Corp., (Maturity Value $1,507,751)
                            Collateral: U.S. Treasury Notes, 6.875%, 03/31/00
                            UBS Securities, Inc., (Maturity Value $1,507,751)
                            Collateral: U.S. Treasury Notes, 5.125% - 8.50%, 11/15/95 - 01/31/00 .     5,798,095
                                      Total Investments (Cost $115,436,738)  97.3% .............     119,382,848
                                      Other Assets and Liabilities, Net  2.7% ..................       3,364,637
                                      Net Assets  100.0% .......................................    $122,747,485


                            At October 31, 1995, the net unrealized appreciation based on the cost of investments for income tax purposes of $115,438,556 was as follows:
                              Aggregate gross unrealized appreciation for all investments in which
                               there was an excess of value over tax cost .....................      $ 9,336,798
                              Aggregate gross unrealized depreciation for all investments in which
                               there was an excess of tax cost over value .....................      (5,392,506)
                              Net unrealized appreciation ......................................     $ 3,944,292


COUNTRY LEGEND:
GB   - United Kingdom
HK   - Hong Kong
IT   - Italy
KR   - South Korea
MX   - Mexico
US   - United States of America


*Securities traded in currency of country indicated.
aNon-income producing.
cSee Note 8 regarding Rule 144A securities.
dFace amount for repurchase agreements is for the underlying collateral. eSee Note 1(h) regarding Joint Repurchase Agreement.

FRANKLIN STRATEGIC SERIES

Statement of Investments in Securities and Net Assets, October 31, 1995 (unaudited)


                                                                                                        Value
   Shares       Franklin Small Cap Growth Fund                                                        (Note 1)
                Common Stocks 95.2%

                Commercial Services  1.3%
      71,000   aRobert Half International, Inc. ................................................     $ 2,591,500
                Consumer Durables  5.4%
     330,000   aAldila, Inc. ...................................................................       1,464,375
     160,000   aBeazer Homes USA, Inc. .........................................................       2,800,000
     185,000    Callaway Golf Co. ..............................................................       3,029,375
      65,000    Continental Homes Holding Corp. ................................................       1,332,500
      29,200   aNVR, Inc. ......................................................................         292,000
     114,000   aSouthern Energy Homes, Inc. ....................................................       1,681,500
                                                                                                      10,599,750
                Consumer Non-Durables  1.9%
      25,000   aGucci Group ....................................................................         750,000
      80,700   aTommy Hilfiger Corp. ...........................................................       3,076,688
                                                                                                       3,826,688
                Consumer Services  3.4%
     319,600   aAztar Corp. ....................................................................       2,596,750
      50,000    Gillett Holdings, Inc. .........................................................       1,050,000
     152,100   aRed Lion Hotels, Inc. ..........................................................       3,003,975
                                                                                                       6,650,725
                Electronic Technology  16.9%
      60,000   a3Com Corp. .....................................................................       2,820,000
      40,000   aAspect Telecommunications Corp. ................................................       1,375,000
     275,000    Aviall, Inc. ...................................................................       2,303,125
      75,000   aBay Networks, Inc. .............................................................       4,968,750
      88,000   aBell & Howell Holdings Co. .....................................................       2,200,000
      45,000   aDSC Communications Corp. .......................................................       1,665,000
     180,000   aECI Telecommunications, Ltd. ...................................................       3,420,000
      60,000   aGeneral Instrument Corp. .......................................................       1,140,000
      15,000   aKomag, Inc. ....................................................................         855,000
     100,000    Logicon, Inc. ..................................................................       2,287,500
      80,000   aSilicon Graphics, Inc. .........................................................       2,660,000
      90,100   aSpectrian Corp. ................................................................       1,959,675
     120,000   aTekelec ........................................................................       1,740,000
     105,000   aTracor, Inc. ...................................................................       1,680,000
      79,000   aVerifone, Inc. .................................................................       2,133,000
                                                                                                      33,207,050





                Energy Minerals 4.8%
     615,000   aAbacan Resource Corp. ..........................................................     $ 1,515,118
      65,000   aBarrett Resources Corp. ........................................................       1,511,250
     230,000   aForcenergy Gas Exploration, Inc. ...............................................       2,242,500
     110,000    Parker & Parsley Petroleum Co. .................................................       2,035,000
     210,000    Total Petroleum (North America), Ltd. ..........................................       2,126,250
                                                                                                       9,430,118
                Financials  7.8%
     200,000    ACMAT Corp., Class A ...........................................................       2,350,000
     200,000   aAmeriCredit Corporation ........................................................       2,450,000
      18,200    Leucadia National Corp. ........................................................       1,003,275
      49,300   aPrudential Reinsurance Holdings, Inc. ..........................................       1,004,488
     166,900   aRisk Capital Holdings, Inc. ....................................................       3,671,800
     110,000   aSilicon Valley Bancshares ......................................................       2,117,500
      50,000   aThe PMI Group, Inc. ............................................................       2,400,000
      15,600   aWFS Financial, Inc. ............................................................         259,350
                                                                                                      15,256,413
                Health Services  4.8%
      50,000   aAccess Health, Inc. ............................................................       1,556,250
     185,000   aAdvocat, Inc. ..................................................................       1,988,750
      10,500    Integrated Health Services, Inc. ...............................................         240,188
      10,000   aMedic Computer Systems, Inc. ...................................................         532,500
     150,000   aSierra Health Services, Inc. ...................................................       4,293,750
      75,000   aSun Healthcare Group, Inc. .....................................................         890,625
                                                                                                       9,502,063
                Health Technology  1.4%
      60,000   aKV Pharmaceutical Co., Class B .................................................         495,000
      50,000   aMatrix Pharmaceutical, Inc. ....................................................         725,000
      88,200   aNoven Pharmaceutical, Inc. .....................................................         904,050
      73,000   aPenederm, Inc. .................................................................         720,875
                                                                                                       2,844,925
                Industrial Services  1.1%
     112,000    AES Corp. ......................................................................       2,212,000
                Non-Energy Minerals  1.9%
      80,000    Freeport-McMoRan Copper & Gold, Inc., Class B ..................................       1,820,000
     110,000   aMagma Copper Co. ...............................................................       1,842,500
                                                                                                       3,662,500
                Process Industries  1.3%
      92,600   aUcar International, Inc. .......................................................     $ 2,639,100
                Producer Manufacturing  2.6%
      61,300   aAtchison Casting Corp. .........................................................         973,138
     205,000   aEasco, Inc. ....................................................................       1,537,500
      15,000   aRaymond Corp. ..................................................................         300,000
      65,000    Roper Industries, Inc. .........................................................       2,356,250
                                                                                                       5,166,888
                Real Estate  4.0%
     175,000    Equity Inns, Inc. ..............................................................       2,056,250
      55,000    FelCor Suite Hotels, Inc. ......................................................       1,588,125
      90,000    Omega Healthcare Investors, Inc. ...............................................       2,283,750
     165,500    Winston Hotels, Inc. ...........................................................       1,841,188
                                                                                                       7,769,313
                Retail  2.4%
     100,000   aBorders Group, Inc. ............................................................       1,712,500
      37,500   aErnst Home Center, Inc. ........................................................         173,438
      15,000   aGadzooks, Inc. .................................................................         277,500
     252,800   aStrouds, Inc. ..................................................................       1,169,200
      75,000   aWilliams-Sonoma, Inc. ..........................................................       1,303,125
                                                                                                       4,635,763
                Semiconductors  17.6%
      70,000   aAdaptec, Inc. ..................................................................       3,115,000
     105,000   aAdvanced Semiconductor Materials International N.V. ............................       4,921,875
      40,000   aAltera Corp. ...................................................................       2,420,000
      30,000   aElectroglas, Inc. ..............................................................       2,107,500
      50,000   aElectro Scientific Industries, Inc. ............................................       1,550,000
       2,000   aESS Technology, Inc. ...........................................................          60,000
      55,000   aExar Corp. .....................................................................       1,306,250
      80,000   aLattice Semiconductor Corp. ....................................................       3,140,000
      60,000    Linear Technology Corp. ........................................................       2,625,000
     150,000   aMicro Linear Corp. .............................................................       2,306,250
      55,000   aSGS-Thomson Microelectronics, Inc., ADR ........................................       2,488,750
      60,000   aSilicon Valley Group, Inc. .....................................................       1,935,000
      70,000   aUniphase Corp. .................................................................       2,047,500
      40,000   aXilinx, Inc. ...................................................................       1,840,000
      75,000   aZilog, Inc. ....................................................................       2,662,500
                                                                                                      34,525,625
                Technology Services  8.4%
      70,000   aBusiness Objects SA, ADR .......................................................     $ 3,027,500
      54,000   aIntegrated Systems, Inc. .......................................................       1,890,000
      45,000   aIntersolv, Inc. ................................................................         708,750
     110,000   aMapInfo Corp. ..................................................................       2,213,750
     160,000   aMicrotec Research, Inc. ........................................................       2,230,000
      55,000   aSterling Software, Inc. ........................................................       2,536,875
     142,000   aSystemsoft Corp. ...............................................................       2,041,250
      41,200    Wyle Electronics ...............................................................       1,756,150
                                                                                                      16,404,275
                Transportation  6.0%
      74,000    Air Express International Corp. ................................................       1,535,500
     348,200   aAtlantic Coast Airlines, Inc. ..................................................       2,850,887
     110,000    Harper Group, Inc. .............................................................       1,980,000
     116,000   aLandstar System, Inc. ..........................................................       3,045,000
     250,000   aMesa Airlines, Inc. ............................................................       2,375,000
                                                                                                      11,786,387
                Utilities/Communication  2.2%
     140,000   aBell Cablemedia, Plc. ..........................................................       2,082,500
      25,000   aCellular Communications, Inc. ..................................................       1,340,624
      25,000   aComnet Cellular, Inc. ..........................................................         628,124
       8,000   aSilver King Communications, Inc. ...............................................         234,000
                                                                                                       4,285,248
                      Total Common Stocks (Cost $179,523,630) ..................................     186,996,331
                Preferred Stocks  1.0%
                Electronic Technology
      35,000    Nokia Corp., pfd., ADR (Cost $1,341,320) .......................................       1,951,250
                      Total Common Stocks and Preferred Stocks (Cost $180,864,950) .............     188,947,581
               dReceivables from Repurchase Agreements  8.2%....................................





 $ 3,140,000    Daiwa Securities America, Inc., 5.90%, 11/01/95 (Maturity Value $3,128,513)
                Collateral: U.S. Treasury Notes, 6.125%, 09/30/00 ..............................     $ 3,128,000
  12,776,277   eJoint Repurchase Agreement, 5.887%, 11/01/95
                Daiwa Securities America, Inc., (Maturity Value $2,855,941)
                Collateral: U.S. Treasury Bills, 04/25/96
                U.S. Treasury Notes, 6.125%, 09/30/00
                Donaldson, Lufkin & Jenrette, (Maturity Value $3,375,203)
                Collateral: U.S. Treasury Notes, 5.125% - 8.25%, 07/31/96 - 03/31/00
                Swiss Bank Corp., (Maturity Value $3,375,203)
                Collateral: U.S. Treasury Notes, 6.875%, 03/31/00
                UBS Securities, Inc., (Maturity Value $3,375,203)
                Collateral: U.S. Treasury Notes, 5.125% - 8.50%, 11/15/95 - 01/31/00 ...........      12,979,426
                      Total Receivables from Repurchase Agreements (Cost $16,107,426) ..........      16,107,426
                          Total Investments (Cost $196,972,376)  104.4% ........................     205,055,007
                          Liabilities in Excess of Other Assets, Net  (4.4)% ...................      (8,671,722)
                          Net Assets  100.0% ...................................................    $196,383,285


                At October 31, 1995, the net unrealized appreciation based on the cost of investments for income tax purposes of $197,154,626 was as follows:
                  Aggregate gross unrealized appreciation for all investments in which there was
                   an excess of value over tax cost .............................................    $ 20,322,597
                  Aggregate gross unrealized depreciation for all investments in which there was
                   an excess of tax cost over value .............................................     (12,422,216)
                  Net unrealized appreciation ..................................................     $ 7,900,381







aNon-income producing.
dFace amount for repurchase agreements is for the underlying collateral.
eSee Note 1(h) regarding Joint Repurchase Agreement.

FRANKLIN STRATEGIC SERIES

Statement of Investments in Securities and Net Assets, October 31, 1995 (unaudited)


              Shares/                                                                                    Value
 Country*    Warrants      Franklin Global Health Care Fund                                            (Note 1)
                           Common Stocks & Warrants  80.3%

                           Biotechnology 9.2%
    US            4,000   aBiogen, Inc. .........................................................     $  245,000
    GB           20,000   aBritish Bio-Technology Group .........................................        281,084
    GB            3,750   aBritish Bio-Technology Group, warrants ...............................         21,816
    US           20,000   aCytoTherapeutics, Inc. ...............................................        205,000
    US           10,000   aMyriad Genetics, Inc. ................................................        270,000
    US           10,000   aNeurogen Corp. .......................................................        222,500
    US           42,000   aSerologicals, Corp. ..................................................        661,500
    US           25,000   aUnivax Biologics, Inc. ...............................................        157,813
                                                                                                       2,064,713
                           Homecare/Alternate Site  1.1%
    US           17,000   aProfessional Sports Care Management, Inc. ............................         93,500
    US           15,000   aQuantum Health Resources, Inc. .......................................        159,375
                                                                                                         252,875
                           Hospitals  2.2%
    US            6,300    Columbia/HCA Healthcare Corp. ........................................        309,488
    US           10,000   aTenet Healthcare Corp. ...............................................        178,750
                                                                                                         488,238
                           Managed Care/HMOs  14.1%
    US           12,000   aCompdent Corp. .......................................................        373,500
    US            5,000   aFoundation Health Corp. ..............................................        211,875
    US           17,100   aOrNda HealthCorp. ....................................................        301,388
    US            5,000   aOxford Health Plans, Inc. ............................................        391,250
    US           10,000   aPacifiCare Health Systems, Inc., Class B .............................        727,500
    US           14,000   aSierra Health Services, Inc. .........................................        400,750
    US           10,000    United Healthcare Corp. ..............................................        531,250
    US           10,000   aValue Health, Inc. ...................................................        228,750
                                                                                                       3,166,263
                           Medical Technology & Supplies  8.5%
    US           40,000   aAbaxis, Inc. .........................................................        275,000
    US           10,000    Bard (C.R.), Inc. ....................................................        282,500
    US           10,000   aCygnus, Inc. .........................................................        163,750
    US           19,666   aHealthdyne Technologies, Inc. ........................................        211,410
    US           20,000   aMediSense, Inc. ......................................................        427,500
    US           16,000    Mentor Corp. .........................................................        352,000
    US           10,000   aVentritex, Inc. ......................................................        196,250
                                                                                                       1,908,410
                           Nursing Homes/Subacute  1.2%
    US           25,000   aAdvocat, Inc. ........................................................     $  268,750
                           Pharmaceutical Distributors  .8%
    US           14,000    Grupo Casa Autrey, SA de C.V., ADR ...................................        178,500
                           Pharmaceuticals  14.6%
    SE            7,500   aAstra AB, Series B ...................................................        271,144
    CH              500    Ciba-Geigy, AG .......................................................        432,697
    US           20,000    Medeva, Plc., ADR ....................................................        342,500
    DD           15,000   aMerck KGaA ...........................................................        626,888
    US            2,000    Pfizer, Inc. .........................................................        114,750
    CH               50    Roche Holding ........................................................        363,148
    CH              500    Sandoz, AG-R .........................................................        412,448
    FR            3,300    Sanofi, SA ...........................................................        210,765
    US            4,400    Schering-Plough Corp. ................................................        235,950
    US            6,000   aWatson Pharmaceuticals, Inc. .........................................        268,500
                                                                                                       3,278,790
                           Physician Practice Management  3.6%
    US           19,500   aAHI Healthcare Systems, Inc. .........................................        273,000
    US           25,000   aPediatrix Medical Group, Inc. ........................................        540,625
                                                                                                         813,625
                           Software/Information Systems  4.8%
    US            8,300   aDendrite International, Inc. .........................................        144,212
    US           16,000   aImnet Systems, Inc. ..................................................        406,000
    US           15,000   aOwen Healthcare, Inc. ................................................        273,750
    US           20,000   aPyxis Corp. ..........................................................        252,500
                                                                                                       1,076,462
                           Specialty Pharmaceuticals  19%
    US            7,000   aAllergan, Inc. .......................................................        205,625
    US           15,000   aAlza Corp. ...........................................................        330,000
    US           40,000   aAnesta Corp. .........................................................        425,000
    CH              100   aAres Serono, Inc., Series B ..........................................         65,587
    US           50,000   aEthical Holdings, Plc., ADR ..........................................        450,000
    US           25,000   aGensia, Inc. .........................................................        106,250
    US           36,000   aKV Pharmaceutical Co., Class B .......................................        297,000
    US           25,000   aMatrix Pharmaceutical, Inc. ..........................................        362,500
    US           82,100   aNoven Pharmaceuticals, Inc. ..........................................        841,525
    US           95,000   aPenederm, Inc. .......................................................        938,124
    US           12,500   aRoberts Pharmaceutical Corp. .........................................        242,187
                                                                                                       4,263,798
                           Temporary Staffing  1.2%
    US           15,000   aRomac International, Inc. ............................................     $  277,500
                                 Total Common Stocks & Warrants (Cost $ 14,935,862) .............     18,037,924
               Face
              Amount
                          dReceivables from Repurchase Agreements  20.9%
    US       $2,040,000    Citicorp Securities Inc., 5.85%, 11/01/95 (Maturity Value $2,000,325)
                           Collateral: U.S. Treasury Notes, 4.625%, 02/29/96......................      2,000,000
    US        2,653,330   eJoint Repurchase Agreement, 5.887%, 11/01/95 Daiwa Securities
                           America, Inc., (Maturity Value $592,944) Collateral: U.S. Treasury Bills,
                            04/25/96 U.S. Treasury Notes, 6.125%, 09/30/00
                            Donaldson, Lufkin & Jenrette, (Maturity Value $700,751)
                           Collateral: U.S. Treasury Notes, 5.125% - 8.25%, 07/31/96 - 03/31/00
                           Swiss Bank Corp., (Maturity Value $700,751)
                           Collateral: U.S. Treasury Notes, 6.875%, 03/31/00
                           UBS Securities, Inc., (Maturity Value $700,751)
                           Collateral: U.S. Treasury Notes, 5.125% - 8.50%, 11/15/95 - 01/31/00 .      2,694,757
                                 Total Receivables from Repurchase Agreement (Cost $4,694,757) ..      4,694,757
                                     Total Investments (Cost $19,630,619)  101.2% ...............     22,732,681
                                     Liabilities in Excess of Other Assets, Net  (1.2)% .........       (266,349)
                                     Net Assets  100.0% .........................................    $22,466,332


                           At October 31, 1995, the net unrealized appreciation based on the cost of investments for income tax purposes of $19,633,800 was as follows:
                             Aggregate gross unrealized appreciation for all investments
                              in which there was an excess of value over tax cost ...............    $ 3,798,504
                             Aggregate gross unrealized depreciation for all investments
                              in which there was an excess of tax cost over value ...............       (699,623)
                             Net unrealized appreciation ........................................    $ 3,098,881





COUNTRY LEGEND:
CH   - Switzerland
DD   - Germany
FR   - France
GB   - United Kingdom
SE   - Sweden
US   - United States of America





*Securities traded in currency of country indicated.
aNon-income producing.
dFace amount for repurchase agreements is for the underlying collateral. eSee Note 1(h) regarding Joint Repurchase Agreement.

FRANKLIN STRATEGIC SERIES

Statement of Investments in Securities and Net Assets, October 31, 1995 (unaudited)


                                                                                                         Value
  Shares      Franklin Institutional MidCap Growth Fund                                                (Note 1)

              Advertising  .2%
      200     Omnicom Group, Inc. ................................................................     $  12,775
              Aerospace/Defense  .5%
    1,200     GenCorp, Inc. ......................................................................        12,600
      200     General Motors, Class H ............................................................         8,400
      400     Thiokol Corp. ......................................................................        13,850
                                                                                                          34,850
              Chemical & Materials  5.6%
      300     Albemarle Corp. ....................................................................         5,588
      800     ARCO Chemical Co. ..................................................................        39,200
    1,300     Cabot Corp. ........................................................................        61,750
    2,300     Granite Construction, Inc. .........................................................        65,263
      400     Hanna (M.A.) Co. ...................................................................        10,250
    1,200     IMC Global, Inc. ...................................................................        84,000
      200     Olin Corp. .........................................................................        12,800
      800    aSouthdown, Inc. ....................................................................        13,000
      800    aSterling Chemicals, Inc. ...........................................................         6,400
    1,000     The Geon Co. .......................................................................        24,875
      600     TriMas Corp. .......................................................................        12,450
    1,500     Wellman, Inc. ......................................................................        35,250
                                                                                                         370,826
              Commercial Services  1.5%
    1,700     CPI Corp. ..........................................................................        31,025
      700     Kelly Services, Inc., Class A ......................................................        17,588
    1,200     Manpower, Inc. .....................................................................        32,550
      400     PHH Corp. ..........................................................................        17,500
                                                                                                          98,663
              Communications Equipment  1.1%
    1,100    aBay Networks, Inc. .................................................................        72,875
              Computer Hardware  4.5%
    1,200    aCirrus Logic, Inc. .................................................................        50,550
    2,600    aDell Computer Corp. ................................................................       121,225
      800    aLSI Logic Corp. ....................................................................        37,700
      700    aQuantum Corp. ......................................................................        12,163
    1,100    aSeagate Technology, Inc. ...........................................................        49,225
      900    aSilicon Graphics, Inc. .............................................................        29,925
                                                                                                         300,788
              Computer Software  3.2%
      800     Adobe Systems, Inc. ................................................................     $  45,600
      400    aBMC Software, Inc. .................................................................        14,250
    1,650    aCadence Design Systems, Inc. .......................................................        53,212
    1,400    aInformix Corp. .....................................................................        40,775
      600    aParametric Technology Corp. ........................................................        40,125
      800    aSymantec Corp. .....................................................................        19,450
                                                                                                         213,412
              Containers & Packaging  1.1%
    1,600     Chesapeake Corp. ...................................................................        49,000
      900     Sonoco Products Co. ................................................................        22,275
                                                                                                          71,275
              Electronic Components/Technology  12.1%
    1,200    aAltera Corp. .......................................................................        72,600
    1,400    aAmphenol Corp., Class A ............................................................        30,275
    1,000    aAnalog Devices, Inc. ...............................................................        36,125
    1,000     Arrow Electronics, Inc. ............................................................        50,750
    2,300     Comdisco, Inc. .....................................................................        70,150
    1,300     Cypress Semiconductor Corp. ........................................................        45,825
      200     Diebold, Inc. ......................................................................        10,600
    1,000    aKLA Instruments Corp. ..............................................................        42,750
      800    aLam Research Corp. .................................................................        48,700
      800     Linear Technology Corp. ............................................................        35,000
      600    aLitton Industries, Inc. ............................................................        23,775
    1,000    aSolectron Corp. ....................................................................        40,250
      400     Sundstrand Corp. ...................................................................        24,500
    1,500    aSymbol Technologies, Inc. ..........................................................        52,312
    2,600    aTeradyne, Inc. .....................................................................        86,775
      900     Varian Associates, Inc. ............................................................        46,238
      800    aVishay Intertechnology, Inc. .......................................................        28,200
    1,200    aXilinx, Inc. .......................................................................        55,200
                                                                                                         800,025
              Environmental Control 1.2%
    1,200    aAir & Water Technologies Corp., Class A ............................................         6,000
   14,600    aAmerican Waste Services, Inc., Class A .............................................        38,325
   12,600    aInternational Technology Corp. .....................................................        34,650
                                                                                                          78,975
              Finance  7.8%
    1,800     AT&T Capital Corp. .................................................................     $  72,000
    1,300     Bank of New York Co., Inc. .........................................................        54,600
      600     BanPonce Corp. .....................................................................        23,175
      800     BayBanks, Inc. .....................................................................        64,800
      200     Bear Stearns Cos., Inc. ............................................................         3,975
      700     Comerica, Inc. .....................................................................        23,537
      700     First Bank System, Inc. ............................................................        34,825
    2,000     Green Tree Financial Corp. .........................................................        53,250
    1,400     Hibernia Corp., Class A.............................................................        13,825
      700     Midlantic Corp., Inc. ..............................................................        37,100
      400     Old National Bancorp ...............................................................        13,500
    1,200     Signet Banking Corp. ...............................................................        28,500
      300     SunAmerica, Inc. ...................................................................        18,675
      700     Union Bank of San Francisco ........................................................        35,088
    1,000     West One Bancorp ...................................................................        42,500
                                                                                                         519,350
              Food/Beverages  2.7%
    2,100     Coca-Cola Enterprises, Inc. ........................................................        55,912
      800     Hormel Foods Corp. .................................................................        18,400
    1,800     IBP, Inc. ..........................................................................       107,775
                                                                                                         182,087
              Healthcare Products  5.9%
      800     Beckman Instruments, Inc. ..........................................................        26,500
    1,600     Cardinal Health, Inc. ..............................................................        82,200
      600    aCordis Corp. .......................................................................        66,300
    1,900     McKesson Corp. .....................................................................        90,725
    3,750     Mylan Laboratories Corp. ...........................................................        71,250
      900    aNellcor, Inc. ......................................................................        51,750
                                                                                                         388,725
              Healthcare Services  3.1%
    1,300    aCoram Healthcare Corp. .............................................................         5,200
      500    aHealth Care and Retirement Corp. ...................................................        14,688
    3,200    aHEALTHSOUTH Rehabilitation Corp. ...................................................        83,600
      700    aHealth Systems International, Inc., Class A ........................................        21,262
    1,441    aHorizon/CMS Healthcare Corp. .......................................................        29,180


              Healthcare Services (cont.)
    1,100    aOrNda Healthcorp ...................................................................      $ 19,388
      400    aPacifiCare Health Systems, Inc., Class B ...........................................        29,100
                                                                                                         202,418
              Insurance   10.1%
    2,500     AFLAC, Inc. ........................................................................       101,875
    2,500     Allmerica Property & Casualty Cos., Inc. ...........................................        56,875
      700     American Re Corp. ..................................................................        26,775
    1,800     Aon Corp. ..........................................................................        74,025
      600     Bankers Life Holdings Corp. ........................................................        10,875
      300    aCNA Financial Corp. ................................................................        34,200
      600     Equitable of Iowa Cos. .............................................................        21,000
      200     GEICO Corp. ........................................................................        13,800
    2,600     Horace Mann Educators Corp. ........................................................        69,225
    1,400    aHumana, Inc. .......................................................................        29,575
      200     MBIA, Inc. .........................................................................        13,925
    1,100     MGIC Investment Corp. ..............................................................        62,562
      700     Progressive Corp. ..................................................................        29,050
    1,500     Reliastar Financial Corp. ..........................................................        62,625
      900     Transatlantic Holdings, Inc. .......................................................        60,638
                                                                                                         667,025
              Leisure  2.6%
      900    aBoyd Gaming Corp. ..................................................................        12,263
    4,400     Callaway Golf Co. ..................................................................        72,050
    2,600    aMirage Resorts, Inc. ...............................................................        85,150
                                                                                                         169,463
              Manufacturing - Diversified  .5%
      600     Pentair, Inc. ......................................................................        30,300
              Manufacturing - Specialized Industrial  2.2%
    1,400     Breed Technologies, Inc. ...........................................................        26,075
    1,600     Lancaster Colony Corp. .............................................................        53,200
      500    aLear Seating Corp. .................................................................        13,875
      400     Leggett & Platt, Inc. ..............................................................         9,600
    1,500     Modine Manufacturing Co. ...........................................................        41,250
                                                                                                         144,000
              Metals & Mining  1.4%
    1,000    aAlumax, Inc. .......................................................................        29,500
      500     Lukens, Inc. .......................................................................        15,375
              Metals & Mining (cont.)
    1,400    aMagma Copper Co. ...................................................................      $ 23,450
      600     Newmont Gold Co. ...................................................................        21,600
                                                                                                          89,925
              Office Supplies  1.6%
    3,700    aOffice Depot .......................................................................       105,912
              Oil & Gas  3.7%
    1,600     Apache Corp. .......................................................................        40,800
    1,500     El Paso Natural Gas Co. ............................................................        40,500
      700     Equitable Resources, Inc. ..........................................................        20,475
    1,600     Murphy Oil Corp. ...................................................................        60,600
      900     Parker & Parsley Petroleum Co. .....................................................        16,650
    6,000     Ranger Oil, Ltd. ...................................................................        34,500
    1,400     Valero Energy Corp. ................................................................        33,075
                                                                                                         246,600
              Paper & Forest Products  2.5%
    1,700     Bowater, Inc. ......................................................................        75,225
      800     Consolidated Papers, Inc. ..........................................................        45,800
    1,400     Longview Fibre Co. .................................................................        20,300
      500    aManville Corp. .....................................................................         5,813
      300     Willamette Industries, Inc. ........................................................        17,400
                                                                                                         164,538
              Publishing  .4%
      100     Washington Post Co. ................................................................        29,000
              Restaurants  .6%
    1,700    aBuffets, Inc. ......................................................................        21,250
    3,000    aNPC International, Inc., Class A ...................................................        19,500
                                                                                                          40,750
              Retail  4.6%
      100    aBest Buy Co., Inc. .................................................................         2,075
    2,500     Dollar General Corp. ...............................................................        61,250
    2,800     Fingerhut Cos., Inc. ...............................................................        38,150
    2,600     Ruddick Corp. ......................................................................        33,150
    1,400    aSafeway, Inc. ......................................................................        66,150
    4,000    aSouthland Corp. ....................................................................        15,250
      600    aStop & Shop Cos., Inc. .............................................................        12,450


              Retail (cont.)
    1,000    aVons Cos., Inc. ....................................................................      $ 25,375
    3,100    aWaban, Inc. ........................................................................        48,437
                                                                                                         302,287
              Telecommunications  2.2%
    2,200     Cincinnati Bell, Inc. ..............................................................        64,625
      500    aGlenayre Technologies, Inc. ........................................................        32,125
    1,500    aWorldCom, Inc. .....................................................................        48,937
                                                                                                         145,687
              Textiles  2.2%
    5,400    aBurlington Industries, Inc. ........................................................        60,075
    1,900    aJones Apparel Group, Inc. ..........................................................        65,075
    2,200     Phillips-Van Heusen Corp. ..........................................................        22,275
                                                                                                         147,425
              Transportation  1.6%
      400     American President Cos., Ltd. ......................................................         9,700
      300     GATX Corp. .........................................................................        14,250
      700     Illinois Central Corp. .............................................................        26,775
    1,400    aNorthwest Airlines Corp., Class A ..................................................        56,175
                                                                                                         106,900
              Utilities  12.4%
    4,400     Central Maine Power Co. ............................................................        61,050
    2,200     Delmarva Power & Lighting Co. ......................................................        48,400
      200     Florida Progress Corp. .............................................................         6,625
    1,000     General Public Utilities Corp. .....................................................        31,250
    3,100     Illinova Corp. .....................................................................        87,961
    3,100     Long Island Light Co. ..............................................................        52,700
      200     New England Electric System ........................................................         7,800
    1,600     New York State Electric & Gas Corp. ................................................        40,400
    2,200     NIPSCO Industries, Inc. ............................................................        80,300
    1,500     Northeast Utilities ................................................................        37,125
    3,500     Pinnacle West Capital Corp. ........................................................        96,250
    3,000     Portland General Corp. .............................................................        81,375
    1,000     Public Service Co. of Colorado .....................................................        34,125
    4,100    aPublic Service Co. of New Mexico ...................................................        68,675


              Utilities (cont.)
    1,500     Rochester Gas & Electric Corp. .....................................................      $ 35,250
    2,200     Scana Corp. ........................................................................        55,825
                                                                                                         825,111
                    Total Common Stocks (Cost $5,263,725) ........................................     6,561,967
   Face
  Amount
           d,eReceivables from Repurchase Agreements  .8%
 $ 51,318     Joint Repurchase Agreement, 5.887%, 11/01/95 (Cost $51,630)
              Daiwa Securities America, Inc., (Maturity Value $11,360)
              Collateral: U.S. Treasury Bills, 04/25/96
              U.S. Treasury Notes, 6.125%, 09/30/00
              Donaldson, Lufkin & Jenrette, (Maturity Value $13,426)
              Collateral: U.S. Treasury Notes, 5.125% - 8.25%, 07/31/96 - 03/31/00
              Swiss Bank Corp., (Maturity Value $13,426)
              Collateral: U.S. Treasury Notes, 6.875%, 03/31/00
              USB Securities, Inc., (Maturity Value $13,426)
              Collateral: U.S. Treasury Notes, 5.125% - 8.50%, 11/15/95 - 01/31/00 ...............     $  51,630
                        Total Investments (Cost $5,315,355)  99.9% ...............................     6,613,597
                        Other Assets & Liabilities, Net  .1% .....................................         9,204
                        Net Assets  100.0% .......................................................    $6,622,801


              At October 31, 1995, the net unrealized appreciation based on the cost of investments for income tax purposes of $5,319,459 was as follows:
                Aggregate gross unrealized appreciation for all investments in which there was
                 an excess of value over tax cost ................................................    $1,433,546
                Aggregate gross unrealized depreciation for all investments in which there was
                 an excess of tax cost over value ................................................      (139,408)
                Net unrealized appreciation ......................................................    $1,294,138


aNon-income producing.
dFace amount for repurchase agreements is for the underlying collateral. eSee Note 1(h) regarding Joint Repurchase Agreement.

FRANKLIN STRATEGIC SERIES

Statement of Investments in Securities and Net Assets, October 31, 1995 (unaudited)


                                                                                                         Value
  Shares      Franklin Natural Resources Fund                                                          (Note 1)
              Common Stocks  92.9%

              Chemicals  12.1%
    2,000     Arcadian Corp. .....................................................................     $  41,250
    2,400     Avery-Dennison Corp. ...............................................................       107,400
    1,000     Loctite Corp. ......................................................................        47,250
    2,900     Lubrizol Corp. .....................................................................        83,375
    1,000     Potash Corp. of Saskatchewan, Inc. .................................................        69,625
    3,100     Praxair, Inc. ......................................................................        83,700
                                                                                                         432,600
              Environmental Control/Construction  5.2%
   10,400    aAllwaste, Inc. .....................................................................        50,700
    2,300     Browning-Ferris Industries, Inc. ...................................................        66,988
    4,400     Hanson, Plc. .......................................................................        68,200
                                                                                                         185,888
              Forest Products and Paper  1.0%
    5,500  a,cPortucel Industrial, SA ............................................................        38,520
              Iron/Steel  10.2%
    5,400    aGibraltar Steel Corp. ..............................................................        63,450
      200     Huntco, Inc., Class A ..............................................................         2,600
    1,700     J&L Specialty Steel, Inc. ..........................................................        27,838
    2,500     Nucor Corp. ........................................................................       120,313
      700     Pohang Iron & Steel Co., Ltd., ADR .................................................        17,669
    1,300    aUCAR International, Inc. ...........................................................        37,050
    5,700     Worthington Industries, Inc. .......................................................        94,763
                                                                                                         363,683
              Machine - Diversified/Construction and Mining  2.9%
    1,000     Caterpillar, Inc. ..................................................................        56,125
    1,500     Harnischfeger Industries, Inc. .....................................................        47,250
                                                                                                         103,375
              Metal - Diversified  6.5%
      800     Alcan Aluminum, Ltd. ...............................................................        25,300
      300     Aluminum Co. of America (ALCOA) ....................................................        15,300
    2,100    aCastech Aluminum Group, Inc. .......................................................        29,400
    1,800     Commonwealth Aluminum Corp. ........................................................        29,025
    2,700     Freeport-McMoran Copper & Gold, Inc. ...............................................        61,763
      400     Phelps Dodge Corp. .................................................................        25,350
    4,000  a,cPT Tambang Timah, ..................................................................        48,100
                                                                                                         234,238
              Mining - Precious Metals  14.0%
   23,000    aAcacia Resources, Ltd. .............................................................     $  37,668
    4,400    cAshanti Goldfields Co. Ltd., ADR ...................................................        78,100
    5,900     Compania de Minas Buenaventure, SA .................................................        32,388
      500     De Beers Consolidated Mines, Ltd., ADR .............................................        13,750
    4,500     Driefontein Consolidated, Ltd., ADR ................................................        49,500
   13,350    aGoldfields, Ltd. ...................................................................        33,050
    2,200     Newmont Mining Corp. ...............................................................        83,050
    2,600     Rustenburg Platinum Holdings, Ltd., ADR ............................................        45,623
    8,100     Santa Fe Pacific Gold Corp. ........................................................        79,988
    6,700     Sons of Gwalia, Ltd. ...............................................................        33,174
    1,000  a,cStillwater Mining Co. ..............................................................        15,188
                                                                                                         501,479
              Oil/Gas - Domestic  7.0%
    2,900     Phillips Petroleum Co. .............................................................        93,525
    1,600     Tosco Corp. ........................................................................        55,200
    5,100     Total Petroleum (North America), Ltd. ..............................................        51,638
    2,100     Ultramar Corp. .....................................................................        51,188
                                                                                                         251,551
              Oil/Gas - Equipment & Services  5.7%
    1,411     Coflexip, Sponsored ADR ............................................................        19,754
    3,000    aENSCO International, Inc. ..........................................................        50,625
    4,500    aSmith International, Inc. ..........................................................        72,000
    2,600    aWeatherford Enterra, Inc. ..........................................................        62,725
                                                                                                         205,104
              Oil/Gas - Exploration  11.0%
   19,000    aAbacan Resource Corp. ..............................................................        46,809
    2,400    aBarrett Resources Corp. ............................................................        55,800
    3,700     Enron Oil & Gas Co. ................................................................        74,000
    6,400    aForcenergy Gas Exploration, Inc ....................................................        62,400
    3,700     Noble Affiliates, Inc. .............................................................        91,575
    2,700    aUnion Pacific Resources Group, Inc..................................................        61,425
                                                                                                         392,009
              Oil/Gas - International  10.5%
    4,300     Repsol, SA .........................................................................       127,925
      500     Royal Dutch Petroleum Co. ..........................................................        61,437
    3,700     Total, SA, ADR .....................................................................       114,237
    4,300     YPF, SA, ADR .......................................................................        73,637
                                                                                                         377,236
              Real Estate Investment Trusts  3.8%
      500     Equity Residential Properties Trust ................................................     $  14,000
      300     Felcor Suite Hotels, Inc. ..........................................................         8,662
      800     Oasis Residential, Inc. ............................................................        17,400
      900     OMEGA Healthcare Investors, Inc. ...................................................        22,837
    1,100     Storage Trust Realty ...............................................................        21,587
      700     The Macerich Company ...............................................................        14,087
    3,200     Winston Hotels, Inc. ...............................................................        35,600
                                                                                                         134,173
              Utilities  3.0%
    1,800    aAES Corp. ..........................................................................        35,550
      900     Enron Global Power & Pipelines .....................................................        21,713
    1,000     Pacific Enterprises ................................................................        24,750
      800     Wicor, Inc. ........................................................................        23,700
                                                                                                         105,713
                    Total Common Stocks (Cost $3,501,184) ........................................     3,325,569
   Face
  Amount
              Convertible Bonds  .5%
              Mining - Precious Metals
 $ 15,000     Bema Gold Corp., cvt. sub. notes, 7.50%, 02/28/00 (Cost $16,600) ...................        16,050
                    Total Investments before Repurchase Agreements (Cost $3,517,784) .............     3,341,619
           d,eReceivables from Repurchase Agreements  8.4%
  296,504     Joint Repurchase Agreement, 5.887%, 11/01/95 (Cost $301,232)
              Daiwa Securities America, Inc., (Maturity Value $66,282)
              Collateral: U.S. Treasury Bills, 04/25/96
              U.S. Treasury Notes, 6.125%, 09/30/00
               Donaldson, Lufkin & Jenrette, (Maturity Value $78,333)
              Collateral: U.S. Treasury Notes, 5.125% - 8.25%, 07/31/96 - 03/31/00
              Swiss Bank Corp., (Maturity Value $78,333)
              Collateral: U.S. Treasury Notes, 6.875%, 03/31/00
              UBS Securities, Inc., (Maturity Value $78,333)
              Collateral: U.S. Treasury Notes, 5.125% - 8.50%, 11/15/95 - 01/31/00 ...............       301,232
                        Total Investments (Cost $3,819,016)  101.8% ..............................     3,642,851
                        Liabilities in Excess of Other Assets, Net  (1.8)% .......................       (64,861)
                        Net Assets  100.0% .......................................................    $3,577,990

              At October 31, 1995, the net unrealized depreciation based on the cost of investments for income tax purposes of $3,825,001 was as follows:
                Aggregate gross unrealized appreciation for all investments in which there was
                 an excess of value over tax cost ................................................     $  72,272
                Aggregate gross unrealized depreciation for all investments in which there was
                 an excess of tax cost over value ................................................      (254,422)
                Net unrealized depreciation ......................................................     $(182,150)


aNon-income producing.
cSee Note 8 regarding Rule 144A securities.
dFace amount for repurchase agreements is for the underlying collateral.
eSee Note 1(h) regarding Joint Repurchase Agreement.

The accompanying notes are an integral part of these financial statements.



FRANKLIN STRATEGIC SERIES

Financial Statements

Statements of Assets and Liabilities
October 31, 1995 (unaudited)


                                                                               Franklin    Franklin    Franklin
                                                                              California   Strategic    Global
                                                                              Growth Fund Income FundUtilities Fund
                                                                               --------    --------    --------
Assets:
 Investments in securities:
  At identified cost........................................................ $28,955,184  $7,167,982$109,638,643
                                                                               ========    ========    ========
  At value..................................................................  32,043,862   7,466,102 113,584,753
 Receivables from repurchase agreements, at value and cost..................   5,432,330   1,047,641   5,798,095
 Cash.......................................................................     259,761      28,207          --
 Foreign currencies (Cost $48,155)..........................................          --      48,270          --
 Receivables:
  Dividends and interest....................................................      40,122     174,094     321,769
  Investment securities sold................................................          --     474,131   3,391,238
  Capital shares sold.......................................................      96,175      87,501     104,190
 Unamortized organization costs (Note 2)....................................       5,547          --       5,284
 Prepaid Expenses...........................................................      36,690      15,689          --
                                                                               --------    --------    --------
      Total assets..........................................................  37,914,487   9,341,635 123,205,329
                                                                               --------    --------    --------
Liabilities:
 Payables:
  Investment securities purchased:
   Regular delivery.........................................................     722,750     202,050     189,750
   When-issued basis (Note 1)...............................................          --     164,913          --
  Payable upon return of securities loaned (Note 9).........................     425,920          --          --
  Capital shares repurchased................................................          --          --      90,865
  Management fees...........................................................       2,691          --      61,851
  Distribution fees.........................................................      14,726       7,686      75,825
  Shareholder servicing costs...............................................         271          --          --
  Payables to Manager for organization costs (Note 2) ......................       5,547          --       5,284
 Accrued expenses and other liabilities.....................................          --          --      34,269
 Unrealized loss on forward foreign currency contracts (Note 1).............          --       3,242          --
                                                                               --------    --------    --------
      Total liabilities.....................................................   1,171,905     377,891     457,844
                                                                               --------    --------    --------
Net assets, at value........................................................ $36,742,582  $8,963,744$122,747,485
                                                                               ========    ========    ========
Net assets consist of:
 Undistributed net investment income........................................     197,286      25,361   1,423,871
 Unrealized appreciation on investments
 and translation of assets and liabilities denominated in
 foreign currencies.........................................................   3,088,678     295,692   3,941,683
 Net realized gain from investments and foreign currency transactions.......   3,371,526      94,972   1,737,539
 Class I Capital shares.....................................................      21,461       8,473      91,949
 Class II Capital shares....................................................         --           --         737
 Additional paid-in capital.................................................  30,063,631   8,539,246 115,551,706
                                                                               --------    --------    --------
Net assets, at value........................................................ $36,742,582  $8,963,744$122,747,485
                                                                               ========    ========    ========
Class I shares:
 Net assets, at value....................................................... $36,742,582  $8,963,744$121,774,956
                                                                               ========    ========    ========
 Shares outstanding.........................................................   2,146,147     847,268   9,194,912
                                                                               ========    ========    ========
 Net asset value per share*.................................................      $17.12      $10.58      $13.24
                                                                               ========    ========    ========
Class II shares:
 Net assets, at value.......................................................                           $ 972,529
                                                                                                       ========
 Shares outstanding.........................................................                              73,657
                                                                                                       ========
 Net asset value per share*.................................................                              $13.20
                                                                                                       ========
*Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

The accompanying notes are an integral part of these financial statements.



FRANKLIN STRATEGIC SERIES  Financial Statements (cont.)

Statements of Assets and Liabilities (cont.)
October 31, 1995 (unaudited)

                                                                                            Franklin    Franklin
                                                                    Franklin    Franklin  Institutional  Natural
                                                                    Small Cap Global Health  MidCap     Resources
                                                                   Growth Fund  Care Fund  Growth Fund    Fund
                                                                    --------    --------    --------     -------
Assets:
 Investments in securities:
  At identified cost.............................................$180,864,950  $14,935,862  $5,263,725$3,517,784
                                                                    ========    ========    ========     =======
  At value....................................................... 188,947,581   18,037,924   6,561,967 3,341,619
 Receivables from repurchase agreements, at value and cost.......  16,107,426    4,694,757      51,630   301,232
 Cash............................................................     699,600       23,942          --        --
 Foreign currencies (Cost $3,660 and $4,920, respectively).......          --        3,686          --     4,928
 Receivables:
  Dividends and interest.........................................     127,850        1,789       9,204     2,522
  Investment securities sold.....................................     273,904      174,327          --        --
  Capital shares sold............................................   1,204,807      278,357          --       301
 Unamortized organization costs (Note 2).........................       4,848        4,775          --    23,585
 Prepaid Expenses................................................      29,277       20,702          --       948
                                                                    --------    --------    --------     -------
      Total assets............................................... 207,395,293   23,240,259   6,622,801 3,675,135
                                                                    --------    --------    --------     -------
Liabilities:
 Payables:
  Investment securities purchased................................   7,668,824      759,513          --    28,258
  Payable upon return of securities loaned (Note 9)..............   3,132,452           --          --        --
  Capital shares repurchased.....................................      14,255           --          --     4,945
  Management fees................................................      89,953           --          --        --
  Distribution fees..............................................     101,676        9,639          --     1,776
  Bank Overdraft.................................................          --           --          --    38,581
  Payables to Manager for organization costs (Note 2) ...........       4,848        4,775          --    23,585
                                                                    --------    --------    --------     -------
      Total liabilities..........................................  11,012,008      773,927          --    97,145
                                                                    --------    --------    --------     -------
Net assets, at value.............................................$196,383,285  $22,466,332  $6,622,801$3,577,990
                                                                    ========    ========    ========     =======
Net assets consist of:
 Undistributed net investment income.............................      52,530       12,108      35,372    12,731
 Unrealized appreciation (depreciation)
 on investments and translation of assets and
 liabilities denominated in foreign currencies...................   8,082,631    3,102,088   1,298,242  (176,085)
 Net realized gain from investments and
  foreign currency transactions                                    12,520,779    1,846,308      63,889    28,163
 Class I Capital shares..........................................     113,248       15,287       5,224     3,619
 Class II Capital shares.........................................         638           --          --        --
 Additional paid-in capital...................................... 175,613,459   17,490,541   5,220,074 3,709,562
                                                                    --------    --------    --------     -------
Net assets, at value.............................................$196,383,285  $22,466,332  $6,622,801$3,577,990
                                                                    ========    ========    ========     =======
Class I shares:
 Net assets, at value............................................$195,283,821  $22,466,332  $6,622,801$3,577,990
                                                                    ========    ========    ========     =======
 Shares outstanding..............................................  11,324,756    1,528,711     522,378   361,934
                                                                    ========    ========    ========     =======
 Net asset value per share*......................................      $17.24       $14.70      $12.68        $9.89
                                                                    ========    ========    ========     =======
Class II shares:
 Net assets, at value............................................ $ 1,099,464
                                                                    ========
 Shares outstanding..............................................      63,836
                                                                    ========
 Net asset value per share*......................................      $17.22
                                                                    ========





*Redemption price per share is equal to net asset value less any applicable contingent deferred sales charge.

The accompanying notes are an integral part of these financial statements.



FRANKLIN STRATEGIC SERIES  Financial Statements (cont.)

Statements of Operations
for the six months ended October 31, 1995 (unaudited)

                                                                             Franklin    Franklin     Franklin
                                                                            California   Strategic     Global
                                                                            Growth Fund Income FundUtilities Fund
                                                                             --------    --------     ---------
Investment income:
 Dividends................................................................   $ 126,814    $ 16,921  $ 2,183,113
 Interest.................................................................     152,441     321,067      260,700
                                                                             --------    --------     ---------
      Total Income........................................................     279,255     337,988    2,443,813
                                                                             --------    --------     ---------
Expenses:
 Management fees, (Note 6)................................................      80,606      24,543      368,765
 Distribution fees Class I (Note 6).......................................      19,960       8,856      148,281
 Distribution fees Class II (Note 6)......................................          --          --        2,664
 Shareholder servicing costs (Note 6).....................................      15,282       1,071       63,186
 Reports to shareholders..................................................       5,916       8,676       31,239
 Registration and filing fees.............................................       5,445       2,628       31,235
 Custodian fees...........................................................         627       1,095       17,168
 Professional fees........................................................       1,635         969       10,619
 Amortization of organization costs (Note 2)..............................       4,434          --        1,584
 Other....................................................................       1,272         906        2,487
 Payments from Manager (Note 6)...........................................    (104,603)    (38,953)          --
                                                                             --------    --------     ---------
      Total expenses......................................................      30,574       9,791      677,228
                                                                             --------    --------     ---------
       Net investment income..............................................     248,681     328,197    1,766,585
                                                                             --------    --------     ---------
Realized and unrealized gain (loss) from investments and foreign currency:
 Net realized gain (loss) on:
  Investments.............................................................   3,374,800      88,283    1,773,797
  Foreign currency transactions...........................................          --      (2,053)     (34,971)
 Net unrealized appreciation (depreciation) on:
  Investments.............................................................   1,471,292     173,109    9,358,369
  Translation of assets and liabilities denominated in foreign currency...          --         718       (5,698)
                                                                             --------    --------     ---------
Net realized and unrealized gain on investments and foreign currency......   4,846,092     260,057   11,091,497
                                                                             --------    --------     ---------
Net increase in net assets resulting from operations......................  $5,094,773    $588,254  $12,858,082
                                                                             ========    ========     =========


The accompanying notes are an integral part of these financial statements.



FRANKLIN STRATEGIC SERIES  Financial Statements (cont.)

Statements of Operations (cont.)
for the six months ended October 31, 1995 (unaudited)

                                                                                           Franklin    Franklin
                                                                  Franklin     Franklin  Institutional  Natural
                                                                  Small Cap  Global Health  MidCap     Resources
                                                                 Growth Fund   Care Fund  Growth Fund    Fund*
                                                                  ---------    --------    --------    --------
Investment income:
 Dividends....................................................    $ 312,850     $ 26,240    $ 48,469    $ 11,208
 Interest.....................................................      382,597       66,560       2,021       9,430
                                                                  ---------    --------    --------    --------
      Total Income............................................      695,447       92,800      50,490      20,638
                                                                  ---------    --------    --------    --------
Expenses:
 Management fees (Note 6).....................................      393,791       50,218      20,539       5,075
 Distribution fees Class I (Note 6)...........................      153,245       16,851          --       1,776
 Distribution fees Class II (Note 6)..........................          413           --          --          --
 Shareholder servicing costs (Note 6).........................       78,895       17,897          --         567
 Reports to shareholders......................................       44,289        8,124         660         810
 Registration and filing fees.................................       25,972        6,174       5,583         810
 Custodian fees...............................................        6,655        1,209         189         324
 Professional fees............................................       10,205        1,530       1,047         876
 Amortization of organization costs (Note 2)..................        1,878        1,620          --       2,145
 Other........................................................        4,479          877       1,209         648
 Payments from Manager (Note 6)...............................     (103,368)     (83,692)    (29,227)     (5,124)
                                                                  ---------    --------    --------    --------
      Total expenses..........................................      616,454       20,808          --       7,907
                                                                  ---------    --------    --------    --------
       Net investment income..................................       78,993       71,992      50,490      12,731
                                                                  ---------    --------    --------    --------
Realized and unrealized gain (loss)
 from investments and foreign currency:
  Net realized gain (loss) on:
   Investments................................................   12,532,694    1,291,147     139,178      28,587
   Foreign currency transactions..............................        4,680         (842)         --        (424)
  Net unrealized appreciation (depreciation) on:
   Investments................................................    1,310,816    2,510,080     841,991    (176,165)
   Translation of assets and liabilities denominated in foreign
 currency.....................................................           --           26          --          80
                                                                  ---------    --------    --------    --------
Net realized and unrealized gain (loss) on investments and
 foreign currency.............................................   13,848,190    3,800,411     981,169    (147,922)
                                                                  ---------    --------    --------    --------
Net increase (decrease) in net assets resulting from operations $13,927,183   $3,872,403  $1,031,659   $(135,191)
                                                                  =========    ========    ========    ========





*For the period June 5, 1995 (effective date) to October 31, 1995.

The accompanying notes are an integral part of these financial statements.



FRANKLIN STRATEGIC SERIES  Financial Statements (cont.)

Statements of Changes in Net Assets for the six months ended October 31, 1995
(unaudited) and the year ended April 30, 1995
                                    Franklin California       Franklin Strategic           Franklin Global
                                        Growth Fund               Income Fund              Utilities Fund
                                    -------------------       ------------------        ---------------------
                                   Six months Year ended     Six months Year ended     Six months Year ended
                                 ended 10/31/95 4/30/85      ended 10/31/95 4/30/95*   ended 10/31/95 4/30/85
                                   ---------    ---------    ---------    --------    ----------     ----------
Increase (decrease) in net assets:
 Operations:
  Net investment income.........   $ 248,681     $ 123,528    $ 328,197   $ 406,443   $ 1,766,585    $ 4,243,241
  Net realized gain (loss) from
 investments and foreign
 currency transactions..........   3,374,800       836,699       86,230     (15,782)    1,738,826      1,602,848
  Net unrealized appreciation
 (depreciation) on investments
and translation of assets and
liabilities denominated in
foreign currencies..............   1,471,292     1,235,649      173,827     121,865     9,352,671     (2,364,729)
                                   ---------    ---------    ---------    --------    ----------     ----------
      Net increase in net
 assets resulting from
 operations.....................   5,094,773     2,195,876      588,254     512,526    12,858,082      3,481,360
Distributions to shareholders from:
 Undistributed net investment
 income:
   Class I......................    (122,907)      (64,537)    (294,856)   (389,899)   (1,813,634)    (3,707,193)
   Class II.....................          --            --           --          --        (4,181)            --
 Net realized capital gains:
  Class I.......................    (533,836)     (549,224)          --          --    (1,314,584)    (3,611,890)
  Class II......................          --            --           --          --        (3,131)            --
Increase (decrease) in net assets
 from capital share transactions
 (Note 4).......................  18,460,285     7,616,445    1,934,640   6,613,079    (6,225,549)    (1,099,874)
                                   ---------    ---------    ---------    --------    ----------     ----------
      Net increase (decrease)
 in net assets..................  22,898,315     9,198,560    2,228,038   6,735,706     3,497,003     (4,937,597)
Net assets:
 Beginning of Period............  13,844,267     4,645,707    6,735,706          --   119,250,482    124,188,079
                                   ---------    ---------    ---------    --------    ----------     ----------
 End of Period.................. $36,742,582   $13,844,267   $8,963,744  $6,735,706  $122,747,485   $119,250,482
                                   =========    =========    =========    ========    ==========     ==========
Undistributed net investment
 income included in net assets:
  Beginning of Period...........   $  71,512     $  12,521    $  16,544      $   --   $ 1,475,101     $  939,053
                                   =========    =========    =========    ========    ==========     ==========
  End of Period.................  $  197,286     $  71,512    $  25,361   $  16,544   $ 1,423,871    $ 1,475,101
                                   =========    =========    =========    ========    ==========     ==========
*For the period May 24, 1994 (effective date) to April 30, 1995.

The accompanying notes are an integral part of these financial statements.



FRANKLIN STRATEGIC SERIES  Financial Statements (cont.)

Statements of Changes in Net Assets (cont.)
for the six months ended October 31, 1995 (unaudited) and the year ended April 30, 1995

                                                               Franklin Small Cap            Franklin Global
                                                                   Growth Fund              Health Care Fund
                                                              --------------------         -------------------
                                                             Six months Year ended      Six months Year ended
                                                           ended 10/31/95 4/30/95       ended 10/31/95 4/30/95
                                                            ------------   -----------  -----------  -----------
Increase (decrease) in net assets:
 Operations:
  Net investment income...................................      $ 78,993     $ 91,732      $ 71,992     $ 74,674
  Net realized gain from investments and foreign currency
 transactions.............................................    12,537,374    3,405,075     1,290,305      943,505
  Net unrealized appreciation on investments and translation
 of assets and liabilities denominated in foreign currencies   1,310,816    6,619,781     2,510,106      189,307
                                                            ------------   -----------  -----------  -----------
      Net increase in net assets resulting from
 operations...............................................    13,927,183   10,116,588     3,872,403    1,207,486
Distributions to shareholders from:
 Undistributed net investment income:
  Class I.................................................       (75,705)     (50,170)      (91,767)     (49,631)
 Net realized capital gains:
  Class I.................................................    (2,227,891)  (2,378,735)           --     (469,438)
Increase in net assets from capital
 share transactions (Note 4)                                 121,750,063   31,406,861     5,779,767    6,422,416
                                                            ------------   -----------  -----------  -----------
      Net increase in net assets..........................   133,373,650   39,094,544     9,560,403    7,110,833
Net assets:
 Beginning of Period......................................    63,009,635   23,915,091    12,905,929    5,795,096
                                                            ------------   -----------  -----------  -----------
 End of Period............................................  $196,383,285  $63,009,635   $22,466,332  $12,905,929
                                                            ============   ===========  ===========  ===========
Undistributed net investment income included in net assets:
  Beginning of Period.....................................      $ 49,242      $ 7,680      $ 31,883      $ 6,840
                                                            ============   ===========  ===========  ===========
  End of Period...........................................      $ 52,530     $ 49,242      $ 12,108     $ 31,883
                                                            ============   ===========  ===========  ===========


The accompanying notes are an integral part of these financial statements.



FRANKLIN STRATEGIC SERIES  Financial Statements (cont.)

Statements of Changes in Net Assets (cont.)
for the six months ended October 31, 1995 (unaudited) and the year ended April 30, 1995

                                                                          Franklin Institutional  Franklin Natural
                                                                            MidCap Growth Fund     Resources Fund
                                                                            ------------------      ------------
                                                                           Six months  Year ended  For the period
                                                                         ended 10/31/95  4/30/95  ended 10/31/95**
                                                                           ----------- ----------   ------------
Increase (decrease) in net assets:
 Operations:
  Net investment income.................................................     $ 50,490   $ 109,010       $ 12,731
  Net realized gain (loss) from investments and foreign currency
 transactions...........................................................      139,178     (75,022)        28,163
  Net unrealized appreciation (depreciation) on investments and translation
 of assets and liabilities denominated in foreign currencies............      841,991     478,214       (176,085)
                                                                           ----------- ----------   ------------
      Net increase (decrease) in net assets resulting from operations...    1,031,659     512,202       (135,191)
Distributions to shareholders from:
 Undistributed net investment income:
  Class I...............................................................      (56,910)   (103,704)            --
 Net realized capital gains:
  Class I...............................................................           --      (7,584)            --
Increase in net assets from capital share transactions (Note 4).........       56,910     111,288      3,713,181
                                                                           ----------- ----------   ------------
      Net increase in net assets........................................    1,031,659     512,202      3,577,990
Net assets:
 Beginning of Period....................................................    5,591,142   5,078,940             --
                                                                           ----------- ----------   ------------
 End of Period..........................................................   $6,622,801  $5,591,142     $3,577,990
                                                                           =========== ==========   ============
Undistributed net investment income included in net assets:
 Beginning of Period....................................................     $ 41,792    $ 36,486            $--
                                                                           =========== ==========   ============
 End of Period..........................................................     $ 35,372    $ 41,792       $ 12,731
                                                                           =========== ==========   ============





**For the period June 5, 1995 (effective date) to October 31, 1995.

The accompanying notes are an integral part of these financial statements.



FRANKLIN STRATEGIC SERIES

Notes to Financial Statements (unaudited)




1. SIGNIFICANT ACCOUNTING POLICIES

Franklin Strategic Series (the Trust) is an open-end, management investment company (mutual fund), registered under the Investment Company Act of 1940, as amended. The Trust currently consists of eight separate series (the Funds). There are three separate diversified funds Franklin Small Cap Growth Fund (the Small Cap Growth Fund), Franklin Institutional MidCap Growth Fund (the Institutional MidCap Growth Fund) and Franklin MidCap Growth Fund (the MidCap Growth Fund); and five separate non-diversified funds: Franklin California Growth Fund (the California Growth Fund), Franklin Strategic Income Fund (the Strategic Income Fund), Franklin Global Health Care Fund (the Global Health
Fund), Franklin Global Utilities Fund (the Global Utilities Fund), and Franklin Natural Resources Fund (the Natural Resources Fund). Each of the Funds issues a separate series of shares and maintains a totally separate investment portfolio.

The Natural Resources Fund became effective on June 5, 1995. The MidCap Growth Fund has been effective since June 15, 1993, but has not commenced operations.

The Global Utilities Fund and the Small Cap Growth Fund offer two classes of shares, Class I and Class II. Class I shares are sold with a higher front-end sales charge than Class II shares. Each class of shares may be subject to a contingent deferred charge and has the same rights, except with respect to the effect of the respective sales charges, the distribution fees borne by each class, voting rights on matters affecting a single class and the exchange privilege of each class.

The offering of Class II shares for the Global Utilities Fund began May 1, 1995 and for the Small Cap Growth Fund began October 1, 1995. At the time of the offering, all previously outstanding shares became Class I shares. Realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles for investment companies.

a. Security Valuations:

Portfolio securities listed on a securities exchange or on the NASDAQ National Market System for which market quotations are readily available are valued at the last quoted sale price of the day or, if there is no such reported sale, within the range of the most recent quoted bid and asked prices. Other securities for which market quotations are readily available are valued at current market values, obtained from pricing services, which are based on a variety of factors, including recent trades, institutional size trading in similar types of securities (considering yield, risk and maturity) and/or developments related to specific securities. Portfolio securities which are traded both in the over-the-counter market and on a securities exchange are valued according to the broadest and most representative market as determined by the investment manager. Securities for which market quotations are not available, if any, are valued in accordance with procedures established by the Board of Trustees.

The value of a foreign security is determined as of the close of trading on the foreign exchange on which it is traded or as of the close of trading on the New York Stock Exchange, if that is earlier, and that value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon, New York time, on the day the value of the foreign security is determined. If no sale is reported at that time, the mean between the current bid and asked price is used. Occasionally, events which affect the values of foreign securities and foreign exchange rates may occur between the times at which they are determined and the close of the exchange and will, therefore, not be reflected in the computation of the Fund's net asset value, unless material. If events which materially affect the value of these foreign securities occur during such period, then these securities will be valued in accordance with procedures established by the Board of Trustees.

The fair values of securities restricted as to resale, if any, are determined following procedures established by the Board of Trustees.


1. SIGNIFICANT ACCOUNTING POLICIES (cont.)

b. Income Taxes:

The Funds intend to continue to qualify for the tax treatment applicable to regulated investment companies under the Internal Revenue Code and to make the requisite distributions to its shareholders which will be sufficient to relieve it from income and excise taxes. Therefore, no income tax provision is required. Each Fund is treated as a separate entity in the determination of compliance with the Internal Revenue Code.

c. Security Transactions:

Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and income tax purposes.

d. Investment Income, Expenses and Distributions:

Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income and estimated expenses are accrued daily. Bond discount is amortized as required by the Internal Revenue Code.

A portion of the distributions received by the Fund from investments in Real Estate Investment Trust (REIT) securities may be characterized as tax basis return of capital (ROC) distributions, which are not recorded as dividend income, but reduce the cost basis of the REIT securities. ROC distributions exceeding the cost basis for the REIT security are recognized by the Fund as capital gain.

Net realized capital gains and losses differ for financial statement and tax purposes primarily due to differing treatments of wash sales and foreign currency transactions.

e. Securities Purchased on a When-Issued or Delayed Delivery Basis:

The Funds may trade securities on a when-issued or delayed delivery basis, with payment and delivery scheduled for a future date. These transactions are subject to market fluctuations and are subject to the risk that the value at delivery may be more or less than the trade date purchase price. Although the Funds will generally purchase these securities with the intention of acquiring such securities, they may sell such securities before the settlement date. These securities are identified on the accompanying Statement of Investments in Securities and Net Assets. The Funds have set aside sufficient investment securities as collateral for these purchase commitments.

f. Expense Allocation:

Common expenses incurred by the Trust are allocated among the Funds based on the ratio of net assets of each Fund to the combined net assets. In all other respects, expenses are charged to each Fund as incurred on a specific identification basis.

g. Foreign Currency Translation:

The accounting records of the Trust are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of securities, income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. Differences between income and expense amounts recorded and collected or paid are recognized when reported by the custodian bank.

The Trust does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.






1. SIGNIFICANT ACCOUNTING POLICIES (cont.)

g. Foreign Currency Translation (cont.):

Reported net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade and settlement dates on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the Trust's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation (depreciation) on translation of assets and liabilities denominated in foreign currencies arise from changes in the value of assets and liabilities other than investments in securities at semi-fiscal year end, resulting from changes in exchange rates.

h. Repurchase Agreements:

The Funds may enter into Joint Repurchase Agreements whereby their uninvested cash balances are deposited into a joint cash account to be used to invest in one or more repurchase agreements with government securities dealers recognized by the Federal Reserve Board and/or member banks of the Federal Reserve System. The value and face amount of the Joint Repurchase Agreement are allocated to the Funds based on their pro-rata interest.

In a repurchase agreement, the Fund purchases a U.S. government security from a dealer or bank subject to an agreement to resell it at a mutually agreed upon price and date. Such a transaction is accounted for as a loan by the Fund to the seller, collateralized by the underlying security. The transaction requires the initial collateralization of the seller's obligation by U.S. government securities with market value, including accrued interest, of at least 102% of the dollar amount invested by the Fund, with the value of the underlying security marked-to-market daily to maintain coverage of at least 100%. The collateral is delivered to the fund's custodian bank and held until resold to the dealer or bank. At October 31, 1995, all outstanding repurchase agreements held by the Funds had been entered into on that date.

i. Forward Foreign Currency Contracts:

A forward currency contract, which is individually negotiated and privately traded by currency traders and their customers, is a commitment to purchase or sell a specific currency for an agreed-upon price at a future date.

The Strategic Income Fund may enter into forward contracts with the objective of minimizing the risk to the Fund from adverse changes in the relationship between currencies or to enhance fund value. The Fund may also enter into a forward contract in relation to a security denominated in a foreign currency or when it anticipates receipt in a foreign currency of dividends or interest payments in order to "lock in" the U.S. dollar price of a security or the U.S. dollar equivalent of such dividend or interest payments.

Any gain or loss realized from a forward currency contract is recorded as a realized gain or loss from investments. See the accompanying Statement of Operations for the Fund's total realized gains or losses from investments during the period.

The Fund segregates in its custodian bank sufficient cash, cash equivalents or readily marketable debt securities as collateral for commitments created by open forward contracts. The Fund could be exposed to risk if counterparties to the contracts are unable to meet the terms of their contracts or if the value of the foreign currency changes unfavorably.






1. SIGNIFICANT ACCOUNTING POLICIES (cont.)

i. Forward Foreign Currency Contracts: (cont.)

As of October 31, 1995, the Strategic Income Fund had the following forward foreign currency contracts outstanding:

                                                                                                   Unrealized
Contracts to Sell                                             In Exchange for U.S. Settlement DateGain (Loss) U.S.
---------------------------------------------                     -------------      ----------      ----------
 275,000   Canadian Dollars .................................           $201,653      11/07/95           $(3,639)
 105,000   Canadian Dollars .................................           $ 76,819      11/08/95            (1,565)
                                                                  -------------                      ----------
                                                                        $278,472                          (5,204)
                                                                  -------------                      ----------
Contracts to Buy
---------------------------------------------
105,000Canadian Dollars .....................................           $ 76,422      11/08/95             1,962
                                                                  -------------                      ----------
Net unrealized depreciation .......................................................................      $(3,242)
                                                                                                     ==========

2. ORGANIZATION COSTS

The organization costs of the Trust are amortized on a straight-line basis over a period of five years from the effective date of registration under the Securities Act of 1933. In the event that Franklin Resources, Inc. ("Resources") (which was the sole shareholder prior to the effective date of registration) redeems its shares within the five-year period, the pro rata share of the then-unamortized deferred organization costs will be deducted from the redemption price paid to Resources. New investors purchasing shares of the Trust subsequent to that date bear such costs during the amortization period only as such charges are accrued daily against investment income. The Trust's investment manager advanced all of the organization costs of the Funds (except for the Global Utilities Fund) which amounted to $33,267, $18,775, $16,816 and $25,730 for the California Growth Fund, the Small Cap Fund, the Global Health Fund and the Natural Resources Fund, respectively. In an effort to reduce the Funds' expenses, the manager has agreed in advance to waive repayment of the current period's amortization of $4,434, $1,878, $1,620 and $2,145, for the California Growth Fund, the Small Cap Growth Fund, the Global Health Fund and the Natural Resources Fund, respectively.


3. DISTRIBUTIONS AND CAPITAL LOSS CARRYOVERS

At April 30, 1995, for tax purposes, the Funds had accumulated net realized gains or capital loss carryovers as follows:

                                                                  Franklin    Franklin     Franklin    Franklin
                                                                 California    Global      Small Cap Global Health
                                                                 Growth FundUtilities FundGrowth Fund  Care Fund
                                                                  --------    --------     --------    --------
Accumulated net realized gains ................................    $532,804   $1,315,465  $2,220,904    $528,260
                                                                  ========    ========     ========    ========
                                                                     Franklin
                                                                   Institutional
                                                                      Midcap
                                                                    Growth Fund
                                                                     --------
Capital loss carryovers
 Expiring in: 2003.............................................     $67,804
                                                                    ========

The Strategic Income Fund has a deferred foreign currency loss of $15,782 deemed to be incurred on the first day of the following fiscal year for federal income tax purposes.


3. DISTRIBUTIONS AND CAPITAL LOSS CARRYOVERS (cont.)

For tax purposes, the aggregate cost of securities is higher (and unrealized appreciation is lower or unrealized depreciation is higher) than for financial reporting purposes at October 31, 1995 by $1,818 in the Global Utilities Fund, $182,250 in the Small Cap Growth Fund, $3,181 in the Global Health Fund, $4,104 in the Institutional MidCap Growth Fund, and $5,985 in the Natural Resources Fund.


4. TRUST SHARES

At October 31, 1995, there was an unlimited number of $.01 par value of beneficial interest authorized. Transactions in each of the Funds' shares for the six months ended October 31, 1995 and for the year ended April 30, 1995 were as follows:

                                           Franklin California    Franklin Strategic         Franklin Global
                                               Growth Fund           Income Fund*            Utilities Fund
                                           ------------------      ----------------        -------------------
Class I Shares:                           Shares       Amount     Shares     Amount       Shares       Amount
                                         --------     ---------   ------    --------     --------    ----------
Six months ended October 31, 1995
 Shares sold .........................    514,779   $ 8,286,105   114,710  $1,196,390     260,234    $ 3,326,163
 Shares issued in reinvestment of
 distributions .......................     38,862       570,497    26,727     277,274     215,040      2,677,243
 Shares redeemed .....................    (49,571)     (810,523)   (9,793)   (102,473)   (822,451)   (10,521,922)
 Changes from exercise of exchange
 privilege:
   Shares sold .......................  1,053,263    16,955,173    57,118     597,149   1,559,854     20,050,460
   Shares redeemed ...................   (397,698)   (6,540,967)   (3,238)    (33,700) (1,770,537)   (22,696,993)
                                         --------     ---------   ------    --------     --------    ----------
Net increase (decrease) ..............  1,159,635   $18,460,285   185,524  $1,934,640    (557,860)  $ (7,165,049)
                                         ========     =========   ======    ========     ========    ==========
Year ended April 30, 1995
 Shares sold..........................    177,789   $ 2,286,030   591,961  $5,923,336   1,300,280    $15,677,001
 Shares issued in reinvestment of
 distributions........................     49,674       577,174    37,975     374,342     525,655      6,120,700
 Shares redeemed......................    (51,488)     (652,107)   (4,853)    (49,419) (1,571,981)   (18,781,605)
 Changes from exercise of exchange
 privilege:
   Shares sold........................    517,956     6,624,501    51,246     509,787   1,108,116     13,411,365
   Shares redeemed....................    (92,961)   (1,219,153)  (14,585)   (144,967) (1,468,342)   (17,527,335)
                                         --------     ---------   ------    --------     --------    ----------
Net increase (decrease) ..............    600,970   $ 7,616,445   661,744  $6,613,079    (106,272)  $ (1,099,874)
                                         ========     =========   ======    ========     ========    ==========
Class II Shares:

Six months ended October 31, 1995
 Shares sold .........................                                                     74,073   $    945,198
 Shares issued in reinvestment of
 distributions .......................                                                        416          5,182
 Changes from exercise of exchange
 privilege:
   Shares sold .......................                                                      3,389         44,047
   Shares redeemed ...................                                                     (4,229)       (54,927)
                                                                                         --------    ----------
Net increase..........................                                                     73,649   $    939,500
                                                                                         ========    ==========
*For the six months ended October 31, 1995 and the period May 24, 1994
(effective date) to April 30, 1995.

4. TRUST SHARES (cont.)

                                                                                                    Franklin
                                                 Franklin Small Cap         Franklin Global   Institutional MidCap
                                                     Growth Fund           Health Care Fund        Growth Fund
                                                --------------------       -----------------      -------------
Class I Shares:                                Shares        Amount      Shares      Amount     Shares   Amount
                                              --------     ----------    -------    ---------    -----   -------
Six months ended October 31, 1995
 Shares sold ...............................  4,504,214   $ 76,872,271   292,308    $4,072,412      --      $ --
 Shares issued in reinvestment of
 distributions .............................    123,747      1,949,021     6,734        81,346   5,019    56,910
 Shares redeemed............................   (329,636)    (5,617,678)  (49,518)     (646,492)     --        --
 Changes from exercise of exchange privilege:
  Shares sold ..............................  5,124,993     87,332,240   509,577     7,171,316      --        --
  Shares redeemed .......................... (2,326,852)   (39,887,692) (357,545)   (4,898,815)     --        --
                                              --------     ----------    -------    ---------    -----   -------
Net increase ...............................  7,096,466   $120,648,162   401,556    $5,779,767   5,019  $ 56,910
                                              ========     ==========    =======    =========    =====   =======
Year ended April 30, 1995
 Shares sold................................  1,050,774   $ 14,073,399   295,333   $ 3,331,812      --      $ --
 Shares issued in reinvestment of
  distributions.............................    165,206      1,980,868    43,569       460,121  11,755   111,288
 Shares redeemed............................   (377,504)    (4,925,437)  (99,454)   (1,111,831)     --        --
 Changes from exercise of exchange privilege:
  Shares sold...............................  3,300,526     43,456,084   737,966     8,349,736      --        --
  Shares redeemed........................... (1,785,818)   (23,178,053) (405,973)   (4,607,422)     --        --
                                              --------     ----------    -------    ---------    -----   -------
Net increase................................  2,353,184   $ 31,406,861   571,441   $ 6,422,416  11,755  $111,288
                                              ========     ==========    =======    =========    =====   =======
Class II Shares:
Six months ended October 31, 1995**
 Shares sold ...............................     53,790     $  927,904
 Shares redeemed ...........................        (60)        (1,035)
 Changes from exercise of exchange privilege:
  Shares sold ..............................     10,106        175,032
                                              --------     ----------
Net increase................................     63,836    $ 1,101,901
                                              ========     ==========
**For the period October 1, 1995 (effective date for Class II shares) to October
31, 1995.

                                                                                              Franklin Natural
                                                                                               Resources Fund
                                                                                              ----------------
Class I Shares:                                                                             Shares     Amount
                                                                                            ------    ---------
Six months ended October 31, 1995***
 Shares sold ............................................................................  300,397    $3,075,939
 Shares redeemed ........................................................................     (517)       (5,116)
 Changes from exercise of exchange privilege:
  Shares sold ...........................................................................   83,652       867,624
  Shares redeemed .......................................................................  (21,598)     (225,266)
                                                                                            ------    ---------
Net increase ............................................................................  361,934    $3,713,181
                                                                                            ======    =========
***For the period June 5, 1995 (effective date) to October 31, 1995.





5. PURCHASES AND SALES OF SECURITIES

Purchases and sales of securities (excluding purchases and sales of short-term securities) for the six months ended October 31, 1995, were as follows:

                                                                                           Franklin    Franklin
                         Franklin     Franklin     Franklin     Franklin      Franklin   Institutional  Natural
                        California    Strategic     Global      Small Cap   Global Health   MidCap     Resources
                        Growth Fund  Income FundUtilities Fund Growth Fund    Care Fund   Growth Fund    Fund*
                         ---------    --------     ---------   ----------     --------     --------    --------
Purchases ............  $26,466,454  $4,351,645  $21,183,866   $188,155,267   $9,249,030  $1,527,691  $3,794,802
                         =========    ========     =========   ==========     ========     ========    ========
Sales ................  $10,788,643  $3,071,491  $33,876,342   $ 70,173,862   $6,429,021  $1,445,293   $ 305,605
                         =========    ========     =========   ==========     ========     ========    ========

*For the period June 5, 1995 (effective date) to October 31, 1995

6. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Franklin Advisers, Inc., ("Advisers") under the terms of a management agreement, provides investment advice, administrative services, office space and facilities to each Fund, except for the Institutional MidCap Growth Fund and Strategic Income Fund, and receives fees computed monthly based on the net assets of each Fund, at an annualized rate of .625 of 1% of the average daily net assets up to and including $100 million; .50 of 1% of the average daily net assets over $100 million, up to and including $250 million; .45 of 1% of the average daily net assets over $250 million, up to and including $10 billion; .44 of 1% of the average daily net assets over $10 billion, up to and including $12.5 billion;
 .42 of 1% of the average daily net assets over $12.5 billion, up to and including $15 billion; and .40 of 1% of the average net assets over $15 billion. For the Strategic Income Fund, Advisers receives fees computed monthly based on the net assets of the Fund, at an annual rate of .625 of 1% of the average daily net assets up to and including $100 million; .50 of 1% of the daily average net assets over $100 million, up to and including $250 million; .45 of 1% of the average daily net assets over $250 million. Franklin Institutional Services Corporation (FISCO) serves as the investment advisor for the Institutional MidCap Growth Fund, and receives fees computed monthly at the annual rate of .65 of 1% the Fund's average daily net assets.

Under a subadvisory agreement with Advisers, Templeton Investment Council, Inc. (TICI or the "Subadviser") provides services to the Strategic Income Fund, and receives from Advisers fees computed monthly on the net assets at an annual rate of 0.3125 of 1% of the Fund's average daily net assets up to and including $100 million; 0.25 of 1% of the value of the Fund's average daily net assets over $100 million up to and including $250 million, and 0.225 of 1% of the value of the Fund's average daily net assets over $250 million.

The terms of the management agreement provide that aggregate annual expenses of the Trust be limited to the extent necessary to comply with the limitations set forth in the laws, regulations and administrative interpretations of the states in which the Trust's shares are registered. The Trust's expenses did not exceed these limitations; however, for the period ended October 31, 1995, Advisers and FISCO agreed in advance to waive the management fees, as indicated below, in an effort to minimize the Funds' expenses. Additionally, Advisers made payments, including waiver of repayment of organization costs advances, of $23,997, $14,410, $47,239, $33,474, $8,688 and $49, for other expenses as shown in the
Statement of Operations for the California Growth Fund, the Strategic Income Fund, the Small Cap Growth Fund, the Global Health Fund, the Institutional MidCap Growth Fund, and the Natural Resources Fund, respectively.

                                                                Franklin Advisers, Inc.
                                       Franklin    Franklin    Franklin     Franklin    Franklin
                                      California   Strategic    Global      Small Cap Global HealthFranklin Natural
                                      Growth Fund Income FundUtilities FundGrowth Fund  Care Fund  Resources Fund
                                       --------    ---------   --------     --------    --------     ----------
Management fees before waiver ......   $ 80,606     $ 24,543    $368,765    $393,791     $ 50,218        $ 5,075
Fee waiver .........................    (80,606)     (24,543)         --     (56,129)     (50,218)        (5,075)
                                       --------    ---------   --------     --------    --------     ----------
Management fees paid ..............         $--          $--    $368,765    $337,662          $--            $--
                                       ========    =========   ========     ========    ========     ==========

6. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES (cont.)


                                                                                          FISCO
                                                                                        --------
                                                                                        Franklin
                                                                                      Institutional
                                                                                         MidCap
                                                                                       Growth Fund
                                                                                        --------
               Management fees before waiver ........................................   $ 20,539
               Fee waiver............................................................   (20,539)
                                                                                        --------
               Management fees paid .................................................      $--
                                                                                        ========

Pursuant to a shareholder service agreement with Franklin/Templeton Investor Services, Inc., ("Investor Services") the Trust pays costs on a per shareholder account basis. Shareholder servicing costs of $176,898 were incurred for the period ended October 31, 1995, of which $165,809 was for services provided by Investor Services.

Under the terms of separate Distribution Plans pursuant to Rule 12b-1 of the Investment Company Act of 1940, the California Growth Fund, the Strategic Income Fund, and the Global Health Fund will reimburse Franklin/Templeton Distributors, Inc. ("Distributors") in an amount up to .25% per annum of the average daily net assets, while the Natural Resources Fund will reimburse up to .35% per annum of the Fund's average daily net assets, for costs incurred in the promotion, offering and marketing of the Funds' shares. The Global Utilities Fund and the Small Cap Growth Fund will reimburse Distributors in an amount up to .25% per annum for Class I, and 1% per annum for Class II's average daily net assets for costs incurred in the promotion, offering and marketing of the Fund's shares. Costs incurred by the Funds under the agreement aggregated $352,046 for the six months ended October 31, 1995.

In its capacity as underwriter for the shares of the Funds, except for the Institutional MidCap Growth Fund, Distributors receives commissions on sales of the Funds' shares of beneficial interest. Commissions are deducted from the gross proceeds received from the sale of the shares of the Funds, and as such are not expenses of the Funds. Distributors may also make payments, out of its own resources, to the dealers for certain sales of Class I and Class IIshares. Commissions received by Distributors, and the amounts paid to other dealers for the six months ended October 31, 1995, were as follows:

                                                                                                       Franklin
                                   Franklin      Franklin      Franklin     Franklin      Franklin      Natural
                                  California     Strategic      Global      Small Cap   Global Health  Resources
Class I                           Growth Fund   Income Fund Utilities Fund Growth Fund    Care Fund      Fund
-----------------------            --------      ---------     --------     --------      --------     --------
Total commissions received ....     $341,922       $32,195      $135,857    $2,444,307       $99,612     $35,390
                                   ========      =========     ========     ========      ========     ========
Paid to other dealers .........     $304,271       $30,101      $120,918    $2,182,717       $90,063     $36,294
                                   ========      =========     ========     ========      ========     ========
Class II
-----------------------
Total commissions received ....                                  $ 9,630      $  8,285
                                                               ========     ========
Paid to other dealers .........                                 $ 11,522     $  16,602
                                                               ========     ========

Distributors also received contingent deferred sales charges relating to transactions in the Small Cap Growth Fund of $9,607 and $10 for Class I and Class II shares, respectively.






6. TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES (cont.)

Certain officers and trustees of the Trust are also officers and/or directors of Distributors, Advisers, FISCO, and Investors Services, all wholly-owned subsidiaries of Resources.

At October 31, 1995, Resources owned 12% of the California Growth Fund, 66% of the Strategic Income Fund, 7% of the Global Health Fund, 28% of the Natural Resources Fund, and 100% of the Institutional MidCap Growth Fund.


7. RESTRICTED SECURITIES

A restricted security is a security which has not been registered with the Securities Exchange Commission pursuant to the Securities Act of 1933. The Trust may purchase restricted securities through a private offering and they cannot be sold without prior registration under the Securities Act of 1933 unless such sale is pursuant to an exemption therefrom. Subsequent costs of registration of such securities are borne by the issuer. A secondary market exists for certain privately placed securities. The Trust values these restricted securities as disclosed in Note 1. At October 31, 1995, the California Growth Fund held the following restricted security:


Shares                                   Security                                 Acquisition Date  Cost    Value
-----              -----------------------------------------------------             -----------    ----    ----
  486    Lynx Therapeutics, Inc. ...............................................      10/19/92      $328     $--


8. RULE 144A SECURITIES

Rule 144A provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act of 1933 for specified resales of restricted securities to qualified institutional investors. The Trust values these securities as disclosed in Note 1(a). At October 31, 1995, 144A securities were as follows:

                                                                                                        Franklin
                                                                Franklin     Franklin      Franklin      Natural
                                                               California    Strategic      Global      Resources
                                                               Growth Fund  Income Fund Utilities Fund    Fund
                                                                --------     --------      --------      -------
Value......................................................      $570,275    $1,044,538   $2,618,070    $179,908
                                                                ========     ========      ========      =======
Ratio of value to net assets...............................         1.55%        11.65%        2.13%       5.03%
                                                                ========     ========      ========      =======

See the accompanying Statement of Investments in Securities and Net Assets for specific information of such securities.


9. LOANS OF PORTFOLIO SECURITIES

During the period ended October 31, 1995, the California Growth Fund and the Small Cap Growth Fund loaned securities to certain brokers for which it received cash collateral against the loaned securities in an amount equal to at least 102% of the market value of the loaned securities The cash collateral received is invested by the Funds in short-term instruments and any interest income in excess of a predetermined rebate to the brokers is kept by the Funds as interest income. Interest income from this source amounted to $920 for the California Growth Fund and $19,198 for the Small Cap Growth Fund for the six months ended October 31, 1995.

At October 31, 1995, the value of the loaned securities amounted to $409,375 in the California Growth Fund and $3,013,000 in the Small Cap Growth Fund. The Funds have received sufficient cash collateral to meet these commitments.






10. FINANCIAL HIGHLIGHTS

Selected data for each share of beneficial interest outstanding throughout the period by Fund are as follows:

10. FINANCIAL HIGHLIGHTS

Selected data for each share of beneficial interest outstanding throughout the period by Fund are as follows:



                             Per Share Operating Performance                                         Ratios/Supplemental Data
                    ------------------------------------------------                                 ------------------------
                        Net                                                                                 Ratio of Net
                     Realized &            Distri- Distributions            Net             Net    Ratio of  Investment
      Net Asset Net  Unrealized            butions    From                 Asset           Assets  Expenses  Income to
      Value at Invest-Gain(Loss)Total From From Net Realized               Value           at End to Average  Average      Portfolio
Year  Beginning ment     on    Investment Investment Capital     Total     at End  Total   of Year    Net     Net Assets   Turnover
Ended of Year  IncomeSecuritiesOperations  Income     Gains  Distributionsof Year Return* (in 000's)Assets***(See Note 6)    Rate

Franklin California Growth Fund:
Class I Shares:
19921  $10.04 $0.07$  (.168)    $ (.098)    $(.072)      $ --    $ (.072)   $ 9.87  (1.77)%**$ 3,091    --%     1.27%**    13.73%
1993     9.87   .12    .340        .460      (.120)        --      (.120)    10.21   4.72      3,412    --      1.23       38.28
1994    10.21   .14   2.425       2.565      (.145)     (.580)     (.725)    12.05  25.55      4,646    .09     1.16      135.12
1995    12.05   .16   3.043       3.203      (.124)     (1.099)    (1.223)   14.03  29.09     13,844    .25     1.63       79.52
19957   14.03   .12   3.499       3.619      (.099)     (.430)     (.529)    17.12  26.42     36,743    .24**   1.93**     50.64
Franklin Strategic Income Fund:
Class I Shares:
19955   10.00   .70    .154        .854      (.674)        --      (.674)    10.18   8.94      6,736    .25**   7.93**     68.43
19957   10.18   .41    .392        .802      (.402)        --      (.402)    10.58   8.03      8,964    .25**   8.36**     46.75
Franklin Global Utilities Fund:
Class I Shares:
19932   10.00   .22   1.270       1.490      (.130)        --      (.130)    11.36  18.08**   14,227    --      3.89**        --
1994    11.36   .30   1.280       1.580      (.299)     (.042)     (.341)    12.60  14.04    124,188    .84     2.95       16.28
1995    12.60   .42   (.067)       .353      (.365)     (.358)     (.723)    12.23   3.17    119,250   1.12     3.47       16.65
19957   12.23   .19   1.146       1.336      (.189)     (.137)     (.326)    13.24  11.09    121,775   1.10**   2.89**     18.66
Class II Shares:
19957   12.23   .08   1.21        1.290      (.183)     (.137)     (.320)    13.20  10.71        972   1.87**   2.18**     18.66
Franklin Small Cap Growth Fund:
Class I Shares:
19923   10.00   .04   (.460)      (.420)       --         --         --       9.58 (19.96)**   1,268    --      2.45**      2.41
1993     9.58   .07    .657        .727      (.087)        --      (.087)    10.22   7.66      6,026    --      0.84       63.15
1994    10.22   .03   2.944       2.974      (.043)     (.401)     (.444)    12.75  29.26     23,915    .30     0.24       89.60
1995    12.75   .03   3.138       3.168      (.021)     (.997)    (1.018)    14.90  27.05     63,010    .69     0.25      104.84
19957   14.90   .01   2.756       2.766      (.014)     (.412)     (.426)    17.24  18.83    195,284    .92**   0.12**     57.10
Class II Shares:
1995+   17.94    --   (.720)      (.720)        --         --         --     17.22  (4.01)     1,099   1.70**   (.36)**    57.10
Franklin Global Health Care Fund:
Class I Shares:
19923   10.00   .02  (1.180)     (1.160)        --         --         --      8.84 (55.14)**   1,368    --      1.68**     41.01
1993     8.84   .09    .037        .127      (.087)        --      (.087)     8.88   1.41      3,422    --      1.13       62.74
1994     8.88   .07   1.856       1.926      (.078)     (.298)     (.376)    10.43  21.93      5,795    .10      .68      110.82
1995    10.43   .08   1.560       1.640      (.061)     (.559)     (.620)    11.45  16.33     12,906    .25      .80       93.79
19957   11.45   .06   3.272       3.332      (.082)        --      (.082)    14.70  29.26     22,466    .25**    .90**     46.09
Franklin Institutional MidCap Growth Fund:
Class I Shares:
19944   10.00   .15    .014        .164      (.079)     (.035)     (.114)    10.05   1.62      5,079    --      2.21**     70.53
1995    10.05   .21    .769        .979      (.204)     (.015)     (.219)    10.81  10.06      5,591    --      2.12      163.54
19957   10.81   .10   1.880       1.980      (.110)        --      (.110)    12.68  18.44      6,623    --      1.61**     23.46





10. FINANCIAL HIGHLIGHTS (cont.)


                             Per Share Operating Performance                                         Ratios/Supplemental Data
                    ------------------------------------------------                                 ------------------------
                        Net                                                                                 Ratio of Net
                     Realized &            Distri- Distributions            Net             Net    Ratio of  Investment
      Net Asset Net  Unrealized            butions    From                 Asset           Assets  Expenses  Income to
      Value at Invest-Gain(Loss)Total From From Net Realized               Value           at End to Average  Average      Portfolio
Year  Beginning ment     on    Investment Investment Capital     Total     at End  Total   of Year    Net     Net Assets   Turnover
Ended of Year  IncomeSecuritiesOperations  Income     Gains  Distributionsof Year Return* (in 000's)Assets***(See Note 6)    Rate

Franklin Natural Resources Fund:
Class I Shares:
19956  $10.00  $.04  $(.150)     $ (.110)    $ --       $ --      $  --    $ 9.89  (1.10)%    $ 3,578    .98%**    1.58%**    16.54%


1For the period October 18, 1991 (effective date) to April 30, 1992.

2For the period July 2, 1992 (effective date) to April 30, 1993.

3For the period February 14, 1992 (effective date) to April 30, 1992.

4For the period August 17, 1993 (effective date) to April 30, 1994.

5For the period May 24, 1994 (effective date) to April 30, 1995.

6For the period June 5, 1995 (effective date) to October 31, 1995.

7For the six months ended October 31, 1995.

+For the period October 1, 1995 to October 31, 1995.

*Total return measures the change in value of an investment over the periods indicated. It is not annualized. It does not include the maximum front-end sales charge or the deferred contingent sales charge, if applicable. The total return for the Funds also assumes reinvestment of dividends and capital gains, if any, at net asset value.

**Annualized.

***During the periods indicated, Advisers and FISCO agreed to waive in advance a portion or all of their management fees and made payments of other expenses incurred by a Fund. Had such action not been taken, the ratios of operating expenses to average net assets would have been as follows:





                                       Ratio of expenses
                                     to average net assets
Franklin California Growth Fund
  19921.............................        1.61%**
  1993..............................        1.99
  1994..............................        1.89
  1995..............................        1.27
  19957.............................      .98**
Franklin Strategic Income Fund
  1995..............................        1.38**
  19957.............................        1.23
Franklin Global Utilities Fund
  19932.............................        1.51%**
  1994..............................        1.28
Franklin Natural Resources Fund
  19956.............................        1.62%**





                                       Ratio of expenses
                                     to average net assets
Franklin Small Cap Growth Fund
  19923.............................        1.74%**
  1993..............................        1.95
  1994..............................        1.58
  1995..............................        1.16
  19957.............................        1.00**
Franklin Global Health Care Fund
  19923.............................        1.62%**
  1993..............................        2.16
  1994..............................        1.74
  1995..............................        1.37
  19957.............................        1.14**
Franklin Institutional  MidCap Growth Fund
  19944.............................        0.91%**
  1995..............................        0.98
  19957.............................        0.93**




Combined Pro Forma Statement of Investments (unaudited)
October 31, 1995

                 Shares/Face**                                                          Value
          FSS    Templeton                                                    FSS     Templeton
         Global    Global   Pro Forma                                       Global      Global   Pro Forma
Country*UtilitiesUtilities  Combined                                       Utilities  Utilities  Combined
                                        Common Stocks  86.6%
                                        Electric & Gas Utilities  61.8%
US       166,000             166,000  a AES Corp.                          $3,278,500    $       $3,278,500
US        57,200     18,000   75,200    American Electric Power Co., Inc.   2,180,750    686,250  2,867,000
AU                  278,873  278,873    Australian Gas & Light Co.                       966,561    966,561
GB                  150,000  150,000    British Gas, Plc.                                571,496    571,496
US        49,500              49,500    Central & South West Corp.          1,324,125             1,324,125
US                   17,000   17,000  b Central Costanera SA, ADR                        463,250    463,250
US                   11,700   11,700  b Chilectra SA, ADS                                503,100    503,100
HK       227,400             227,400    China Light & Power, Ltd.           1,211,748             1,211,748
US                   20,000   20,000    Cia Energetica de Minas Gerais,                  428,386    428,386
                                        ADR
US       150,000             150,000    CINergy Corp.                       4,256,250             4,256,250
BO                   14,900   14,900    Compania Boliviana de Energia                    433,963    433,963
                                        Electricas, SA
US        49,700              49,700    Dominion Resources, Inc.            1,975,575             1,975,575
US        22,300              22,300    DPL, Inc.                             529,625               529,625
US        60,950              60,950    Duke Power Co.                      2,727,513             2,727,513
BE                    3,200    3,200    Electrabel, SA                                   718,728    718,728
VE                  398,076  398,076    Electricidad de Caracas                          263,110    263,110
US        62,900              62,900    Empresa Nacional de                 3,160,725             3,160,725
                                        Electricidad, ADR
US                   20,000   20,000    Endesa - Empresa Nacional de                   1,005,000  1,005,000
                                        Electricidad, SA, ADR
US       127,000             127,000    Enron Corp.                         4,365,625             4,365,625
US       107,700             107,700    Enron Global Power & Pipelines      2,598,263             2,598,263
US       110,000     24,000  134,000    Entergy Corp.                       3,135,000    684,000  3,819,000
US       195,000             195,000  b Espoon Sahko Oy                     2,618,070             2,618,070
AU                    2,800    2,800    Evn Energie-Versorgung                           342,170    342,170
                                        Niederoesterreich AG
US        39,000              39,000    FPL Group, Inc.                     1,633,125             1,633,125
US        49,600              49,600    General Public Utilities Corp.      1,550,000             1,550,000
HK      1,180,000   195,000 1,375,000   Hong Kong Electric Holdings,        4,013,865    663,308  4,677,173
                                        Ltd.
US        62,000              62,000  a Huaneng Power International,        1,030,750             1,030,750
                                        Inc., ADR
ES                  143,000  143,000    Iberdola                                       1,078,316  1,078,316
US                   40,500   40,500    Illinova CP Holdings Co.                       1,149,188  1,149,188
US                   14,600   14,600    Kansas City Power and Light Co.                  363,175    363,175
                                        Common Stocks  (cont.)
                                        Electric & Gas Utilities  (cont.)
KR        33,700      8,000   41,700    Korea Electric Power Corp.          1,526,113   $362,282 $1,888,395
US                   54,000   54,000    Long Island Lighting Co.                         918,000    918,000
US       109,000             109,000    National Fuel Gas Co.               3,242,750             3,242,750
US         6,900               6,900    New England Electric System           269,100               269,100
US                   43,000   43,000    New York State Electric & Gas                  1,085,750  1,085,750
                                        Corp.
US        29,100     16,800   45,900    NIPSCO Industries, Inc.             1,062,150    613,200  1,675,350
US       126,000             126,000    Pacific Enterprises                 3,118,500             3,118,500
US        20,200              20,200    Pacific Gas & Electric Co.            593,375               593,375
US       176,700             176,700    PacifiCorp                          3,335,213             3,335,213
US       133,500             133,500    Panhandle Eastern Corp.             3,370,875             3,370,875
US                   21,600   21,600    Peco Energy Co.                                  634,500    634,500
US        59,000     38,000   97,000    Pinnacle West Capital Corp.         1,622,500  1,045,000  2,667,500
GB                  102,000  102,000    Powergen, Plc.                                   915,912    915,912
US        50,000              50,000    Public Service Co. of Colorado      1,706,250             1,706,250
GB       360,000             360,000    Scottish Power, Plc.                1,986,246             1,986,246
CN                   45,600   45,600    Shandong Huaneng Power                           364,800    364,800
US                   50,000   50,000    Sithe Energies, Inc.                             356,250    356,250
GB                   25,000   25,000    South Wales Electricity                          360,841    360,841
US       208,000     27,900  235,900    Southern Co.                        4,966,000    666,113  5,632,113
US        41,200              41,200    Southern Indiana Gas & Electric     1,390,500             1,390,500
                                        Co.
US       183,900             183,900    TECO Energy, Inc.                   4,344,638             4,344,638
US        51,500     25,000   76,500    Texas Utilities Co.                 1,892,625    918,750  2,811,375
GB                   50,500   50,500    Thames Water Group, Plc.                         420,734    420,734
US       146,000             146,000    TransCanada Pipelines, Ltd.         1,952,750             1,952,750
US       160,000             160,000    Transportadora Gas Sur, ADR         1,640,000             1,640,000
US                   11,000   11,000    Unicom Corp.                                     360,250
                                                                                                    360,250
DD                   25,000   25,000    VEBA AG                                        1,024,024  1,024,024
US         4,600               4,600    Wicor, Inc.                           136,275               136,275
US        53,400              53,400    Williams Cos., Inc.                 2,062,575             2,062,575
                                        Common Stocks  (cont.)
                                        Electric & Gas Utilities  (cont.)
HK                  340,000  340,000    Wing Shan International, Ltd.                    $40,017    $40,017
                                                                           --------------------------------
                                                                           81,807,944 20,406,424 102,214,368
                                                                           --------------------------------

                                        Electrical and Electronics    .6%
FR                    5,000    5,000    Alcatel Alsthom, SA                              427,562    427,562
CH                      500      500    BBC Brown Boveri, Ltd., br.                      579,717    579,717
                                                                           --------------------------------
                                                                               -       1,007,279  1,007,279
                                                                           --------------------------------
                                        Energy Sources        .8%
US                   18,000   18,000    Coastal Corp.                                    582,750    582,750
US                   28,000   28,000    Enron Global Power & Pipeline                    675,500    675,500
US                    7,600    7,600    Transportadora de Gas del Sur,                    77,900     77,900
                                        SA, ADR, B
                                                                           --------------------------------
                                                                               -       1,336,150  1,336,150
                                                                           --------------------------------

                                        Telecommunications Services
                                        23.4%
US        20,150              20,150  a AirTouch Communications, Inc.         574,275               574,275
US        30,000              30,000    Ameritech Corp.                     1,620,000             1,620,000
US        59,300              59,300    AT&T Corp.                          3,795,200             3,795,200
CA                   24,000   24,000    BCE, Inc.                                        808,511    808,511
GB       300,000     49,000  349,000    Cable & Wireless, Plc.              1,963,481    320,702  2,284,183
US        19,700              19,700  a Comcast GB Cable Partners, Ltd.       253,638               253,638
US                    6,000    6,000    Compania de Telecomunicaciones                   432,000    432,000
                                        de Chile SA, ADR
MX        44,400              44,400  a Grupo Iusacell, SA, Series D           39,826                39,826
US       100,560             100,560  a Grupo Iusacell, SA, Series L,       1,194,150             1,194,150
                                        ADR
US        55,300              55,300    GTE Corp.                           2,281,125             2,281,125
US                   38,500   38,500    MCI Communications Corp.                         960,094    960,094
US       124,000             124,000  a Nynex Cablecomms Group, ADR         2,526,500             2,526,500
PK                    3,127    3,127    Pakistan Telecom Corp., PTC                      298,629    298,629
US                    9,400    9,400  b Philippine Long Distance                         303,150    303,150
                                        Telephone Co., GDR
US       130,000             130,000    Portugal Telecom SA, ADR            2,437,500             2,437,500
US                   21,200   21,200    PT Indosat, ADR                                  702,250    702,250
                                        Common Stocks  (cont.)
                                        Telecommunications Services
                                        (cont.)
US        40,000              40,000    SBC Communications, Inc.            2,235,000    $       $2,235,000
IT       550,000    160,000  710,000    STET-Societa Finanziaria            1,556,040    349,217  1,905,257
                                        Telefonica
NZ                  105,000  105,000    Telecom Corp. of New Zealand,                    435,964    435,964
                                        Ltd.
US        62,750              62,750    Telecom de Argentina, SA, ADR       2,408,030             2,408,030
IT                  217,000  217,000    Telecom Italia Mobile, di Risp                   239,197    239,197
IT                  265,000  265,000    Telecom Italia Spa, di Risp                      311,236    311,236
US       120,000     13,540  133,540    Teledanmark, AS, ADS                3,135,000    353,733  3,488,733
DK                    7,830    7,830    Teledanmark, AS, B                               408,559    408,559
US        20,400              20,400    Telefonica de Argentina, ADS          423,300               423,300
US        65,950     15,000   80,950    Telefonica de Espana, ADR           2,481,369    564,375  3,045,744
US        45,700              45,700    Telefonos de Mexico, ADR            1,256,750             1,256,750
US        57,500              57,500  a Telewest Communications, Plc.,      1,595,625             1,595,625
                                        ADR
US                   12,400   12,400    Telmex - Telefonos de Mexico,                    341,000    341,000
                                                                           --------------------------------
                                        SA, L, ADR
                                                                           31,776,809  6,828,617  38,605,426
                                                                           --------------------------------
                                                                           --------------------------------
                                             Total Common Stocks  (Cost   113,584,753 29,578,470 143,163,223
                                        $133,756,979)                      --------------------------------



                                        Preferred Stocks   1.0%
AR                    6,900    6,900  b Cia Inversiones                                  296,700    296,700
                                        Telecommunicaciones, SA, pfd., conv.
IT                  457,000  457,000    Concessioni e Costruzioni                        484,525    484,525
                                        Autostrade SPA, B, pfd.
MX                   12,400   12,400    Nacional Financiera, SA, 11.25%,                 359,600    359,600
                                        conv., pfd., 05/15/98
BR               13,216,481 13,216,481  Telebras - Telecomunicacoes                      535,805    535,805
                                                                           --------------------------------
                                        Brasileiras, SA, pfd.
                                             Total Preferred Stocks            -       1,676,630  1,676,630
                                        (Cost $1,607,511)
                                                                           --------------------------------
                       Face Amount**

                                        Bonds    6.3%
US                  570,000  570,000    Bellsouth, 6.75%, 10/15/33                       537,225    537,225
NZ                2,000,000 2,000,000   Electricity Corp. of New                       1,334,196  1,334,196
                                         Zealand, Ltd., 10.00%, 06/15/96
                                        Bonds   (cont.)

US                  500,000  500,000    GTE Corp., 10.25%, 11/01/20                     $588,055   $588,055
US                  500,000  500,000    Korea Electric Power Co., 7.75%,                 515,150    515,150
                                        04/01/13
US                  500,000  500,000    Korea Telecom, 7.40%, 12/01/99                   509,185    509,185
US                1,000,000 1,000,000 b National Power Corp., 7.625%,                    980,000    980,000
                                        11/15/00
GB                  333,000  333,000    National Power PLC, 6.25%,                       601,458    601,458
                                        09/23/08
US                  400,000  400,000    New York State Electric & Gas,                   462,736    462,736
                                        9.875%, 05/01/20
US                  500,000  500,000    Pennsylvania Power & Light Co.,                  541,945    541,945
                                        9.25%, 10/01/19
US                  500,000  500,000    RGS I&M Funding Corp., 9.81%,                    631,775    631,775
                                        12/07/22
US                  500,000  500,000    San Diego Gas & Electric Co.,                    595,100    595,100
                                        9.625%,04/15/20
IT             725,000,000 725,000,00 b Softe, SA, 4.25%, conv., 07/30/98                526,780    526,780

BR                  500,000  500,000    Telebras - Telecomunicacoes                      506,875    506,875
                                        Brasileiras, 10.00%, 06/16/97
US                1,000,0001,000,000    U.S. West Communications,                        936,350    936,350
                                         6.875%, 09/15/33
DD                  330,000  330,000    Veba International, 6.00%,                       589,050    589,050
                                        04/06/00
US                  600,000  600,000    Virginia Electric Power, 7.00%,                  584,538    584,538
                                        01/01/24
                                                                           --------------------------------
                                        Total Bonds                            -      10,440,418 10,440,418
                                        (Cost $9,682,258)
                                                                           --------------------------------

                                        Total Long Term Investments     113,584,753  41,695,518  155,280,271
                                        (Cost $145,046,748)



                                        Short Term Obligations   1.3%
US                                      Federal Farm Credit Banks,                     1,457,941 1,457,941
                  1,460,000 1,460,000   5.60%, 11/10/95
US                   25,000   25,000    Federal Home Loan Mortgage                        24,981    24,981
                                        Corp., 5.65%, 11/06/95
US                   25,000   25,000    Federal National Mortgage Assn.,                  24,897    24,897
                                        5.55%, 11/27/95
US                  620,000  620,000    U.S. Treasury Bills, 5.10% -
                                        5.20%, with maturities
                                          to 11/24/95                                    619,272   619,272
                                                                           --------------------------------
                                             Total Short Term                  -       2,127,091 2,127,091
                                        Obligations  (Cost $2,126,716)
                                                                           --------------------------------

                                      c Receivables from Repurchase
                                        Agreements    3.5%
US      5,707,700           5,707,700   Joint Repurchase Agreement,
                                        5.887%, 11/01/95   (Cost
                                        $5,798,095)
                                          Daiwa Securities America,
                                        Inc., (Maturity Value $1,275,790)
                                            Collateral:  U.S. Treasury
                                        Bills, 04/25/96
                                                             U.S.
                                        Treasury Notes, 6.125%, 09/30/00
                                          Donaldson, Lufkin & Jenrette,
                                        (Maturity Value $1,507,751)
                                            Collateral:  U.S.  Treasury
                                        Notes, 5.125% - 8.25%, 07/31/96
                                        - 03/31/00
                                          Swiss Bank Corp., (Maturity
                                        Value $1,507,751)
                                            Collateral:  U.S.  Treasury
                                        Notes, 6.875%, 03/31/00
                                          UBS Securities, Inc.,
                                        (Maturity Value $1,507,751)
                                            Collateral:  U.S.  Treasury
                                        Notes, 5.125% - 8.50%,
                                               11/15/95 - 01/31/00          5,798,095     -      5,798,095
                                                                           --------------------------------
                                                 Total Investments (Cost  119,382,848 43,822,609 163,205,4
                                        $152,971,559)  98.7%
                                                 Other Assets and           3,364,637 -1,185,792 2,178,845
                                                                           --------------------------------
                                        Liabilities, Net  1.3%
                                                 Net Assets  100.0%       122,747,485 $42,636,817$165,384,302
                                                                           --------------------------------


        Argentina
        Australia
        Belgium
        Bolivia
        Brazil
        Canada
        Switzerland
        China
        Germany
        Denmark
        Spain
        France
        United Kingdom
        Hong Kong
        Italy
        South Korea
        Mexico
        New Zealand
        Pakistan
        United States of America
        Venezuela

Securities traded in currency of country indicated.

Non-income producing.
Rule 144A securities.
Face amount for repurchase agreements is for the underlying collateral.



                        At October 31, 1995, the net
                        unrealized appreciation based
                        on the cost of
                         investments for income tax
                        purposes of $152,971,559 was as
                        follows:
                          Aggregate gross unrealized
                        appreciation for all
                        investments in
                           which there was an excess of                    $         0
                        value over tax cost
                          Aggregate gross unrealized
                        depreciation for all
                        investments in
                           which there was an excess of                              0
                        tax cost over value
                          Net unrealized appreciation                                0


                                            STATEMENT OF ASSETS AND LIABILITIES
                                                   AS OF OCTOBER 31, 1995
                                                        (UNAUDITED)




                                                         FSS                Templeton
                                                   Franklin Global           Global            Pro Forma          Pro Forma
 ASSETS:                                           Utilities Fund          Utilities,         Adjustments          Combined
                                                                              Inc.
 Investments in securities:
   At identified cost                          $        109,638,643   $       37,534,821   $             -   $      147,173,464
   At value                                             113,584,753           43,822,609                 -          157,407,362
 Rec.from repurch.agreemts., at value  and cost           5,798,095                    -                 -            5,798,095
 Cash                                                             -               27,181                 -               27,181
 Receivables:
    Capital shares sold                                     104,190                    -                 -              104,190
    Interest and dividends                                  321,769              349,762                 -              671,531
    Investment securities sold                            3,391,238                    -                 -            3,391,238
 Unamortized organizational expense                           5,284                    -                 -                5,284
 Total assets                                           123,205,329           44,199,552                 -          167,404,881

 LIABILITIES:
 Payables:
    Investment securities purchased                         189,750               25,270                 -              215,020
    Capital shares repurchased                               90,865                    -                 -               90,865
    Dividends to shareholders                                     -            1,403,380                 -            1,403,380
    Management and administrative fees                       61,851               28,051                 -               89,902
    Distribution/12b-1 fees                                  75,825                    -                 -               75,825
   Payables to manager for organization                       5,284                    -                 -                5,284
costs
 Accounts payable and accrued expenses                       34,269              106,034                 -              140,303
 Total liabilities                                          457,844            1,562,735                 -            2,020,579
                                                                                                                              0
 Net assets - Fund Level                       $        122,747,485   $       42,636,817   $             -   $      165,384,302


NET ASSETS:
Undistributed net investment income            $          1,423,871   $          207,202   $       (143,942)** $      1,487,131
Unrealized appreciation on investments and
transalation of assets and liabilities denom. in
foreign curr.                                             3,941,683            6,287,788                 -           10,229,471
Accumulated net realized gain from investments
and foreign curr. tran.                                   1,737,539              944,879                 -            2,682,418
Class I capital shares                                       91,949                                   32,203*           124,152
Class II capital shares                                         737                                      -                  737
Additional paid in capital                              115,551,706           35,196,948             111,739*       150,860,393

Net Assets, at value                            $       122,747,485    $      42,636,817    $              0    $   165,384,302

 Net Assets - Class I                          $        121,774,956   $       42,636,817                     $      164,411,773
 Shares outstanding - Class I                             9,194,912            3,153,664           66,639   *        12,415,215

 Net Assets - Class II                         $            972,529   $              N/A                     $          972,529
 Shares outstanding - Class II                               73,657                  N/A                                 73,657


 NAV per share - Class I                       $              13.24   $            13.52                     $            13.24

 NAV per share - Class II                      $              13.20   $              N/A                     $            13.20


*Reflects adjustment for new shares issued-See Notes 1 and 3
**Reflects adjustment to operating expenses due to the combination of two entities-See Note 4.



See Notes Accompanying Financial
Statements
                                                  STATEMENT OF OPERATIONS
                                          FOR THE 12 MONTHS ENDED OCTOBER 31, 1995
                                                        (UNAUDITED)



                                                    FSS
                                              Franklin Global        Templeton         Pro Forma       Pro Forma
                                              Utilities Fund     Global Utilities,    Adjustments      Combined
                                                                       Inc.
 Investment income:
    Dividends                                       $ 4,855,328           $ 966,294              $-     $ 5,821,622
    Interest                                            508,758           1,247,801               -       1,756,559
       Total investment income                        5,364,086           2,214,095               -       7,578,181

 Expenses:
    Management fees                                     728,979             250,227        (35,385)         943,821
    Administrative fees                                       -              62,559        (62,559)               -
    Distribution/12b-1 fees-class I                     274,810                   -         108,098         382,908
    Distribution/12b-1 fees-class II                      2,664                   -               -           2,664
    Shareholder servicing costs                         113,688              43,651        (34,078)         123,261
    Custodian fees                                       28,621              12,812         (1,770)          39,663
    Reports to shareholders                              96,831              84,226        (76,073)         104,984
    Professional fees                                    17,623              21,629        (19,504)          19,748
    Directors fees and expenses                               -              12,808        (12,808)               -
    Amortization of organization costs                    3,168               4,914         (4,914)           3,168
    Registration and filing fees                         84,138               8,172               -          92,310
    Other                                                 8,567               4,949         (4,949)           8,567
       Total expenses                                 1,359,089             505,947       (143,942)       1,721,094
 Net investment income                                4,004,997           1,708,148         143,942       5,857,087

 Realized and unrealized gain (loss) on
investments:
    Net realized gain from investments                3,017,831           2,484,496               -       5,502,327
    Net realized loss from foreign curr.               (38,290)             (3,547)               -        (41,837)
trans.
   Realized gain from investments &                   2,979,541           2,480,949               -       5,460,490
foreign curr. tran.
    Net unrealized appreciation
(depreciation)
    on investments during the period                  6,759,473         (1,026,354)               -       5,733,119
    Net unrealized depreciation on trans-
    lation of assets & liabilities                      (6,987)                   -               -         (6,987)
denominated in foreign curr.
   Net unrealized appr(depr) on
investments & translation
   of assets and liabilities denominated              6,752,486         (1,026,354)               -       5,726,132
in foreign curr.

 Net realized & unrealized gain from
investments
 and foreign curr. trans.                             9,732,027           1,454,595               -      11,186,622

 Net increase in net assets from                     13,737,024           3,162,743         143,942      17,043,709
operations









See Notes Accompanying Financial
Statements


            FRANKLIN STRATEGIC SERIES, FRANKLIN GLOBAL UTILITIES FUND
                        PROPOSED MERGER WITH
                  TEMPLETON GLOBAL UTILITIES FUND, INC.
                        OCTOBER 31, 1995 (UNAUDITED)

NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS

1.    GENERAL

      Subject to approval of the proposed Agreement and Plan of Reorganization (the "Agreement and Plan") by the shareholders of the Templeton Global Utilities Fund, Inc. (the "Templeton Utilities"), the Franklin Strategic Series, Franklin Global Utilities Fund (the "Franklin Utilities") will acquire substantially all of the assets of the Templeton Utilities in exchange for shares of the Franklin Utilities. The merger will be accounted for by the method of accounting for tax free business combinations of investment companies. The pro forma combining Statement of Assets and Liabilities reflects the financial position of the Franklin Utilities and the Templeton Utilities at October 31, 1995 as though the merger occurred as of that date. The pro forma combining Statement of Operations reflects the results of operations of the Franklin Utilities and the Templeton Utilities for the twelve months ended October 31, 1995 as though the merger occurred at the beginning of the period presented. Both the Statement of Assets and Liabilities and the Statement of Operations are presented for the information of the reader, and may not necessarily be representative of what the combined statements would have been had the acquisition occurred on October 31, 1995.

      The accompanying pro forma financial statements should be read in conjunction with the financial statements and Statement of Investments and Net Assets of the Franklin Utilities semi-annual report dated October 31, 1995 and the Templeton Utilities annual report dated August 31, 1995.

      The following notes refer to the accompanying pro forma financial statements as if the above merger of the Templeton Utilities and Franklin Utilities had taken place as of November 1, 1994.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Franklin Strategic Series (the Trust) is an open-end, management investment company (mutual fund), registered under the Investment Company Act of 1940, as amended. The Trust currently consists of eight separate series (the Funds). One of the Funds is the Franklin Utilities which is a separate, non-diversified fund. Each of the Funds issues a separate series of shares and maintains a totally separate investment portfolio.

      The Franklin Utilities offers two classes of shares, Class I and II. Class I shares are sold with a higher front-end sales charge than Class II shares. Each class of shares may be subject to a contingent deferred sales charge and has the same rights, except with respect to the effect of the respective sales charges, the distribution fees borne by each class, voting rights on matters affecting a single class and the exchange privilege of each class. The offering of Class II shares for the Franklin Utilities began on May 1, 1995.

      The following is a summary of significant accounting policies consistently followed by the Trust in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles for investment companies.



            FRANKLIN STRATEGIC SERIES, FRANKLIN GLOBAL UTILITIES FUND
                        PROPOSED MERGER WITH
                  TEMPLETON GLOBAL UTILITIES FUND, INC.
                        OCTOBER 31, 1995

NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS, CONT.

2.    SIGNIFICANT ACCOUNTING POLICIES, (CONT.)

     (a) Portfolio securities listed on a securities exchange or on the NASDAQ National Market System for which market quotations are readily available are valued at the last quoted sale price of the day or, if there is no such reported sale, within the range of the most recent quoted bid and asked prices. Other securities for which market quotations are readily available are valued at the current market values, obtained from pricing services, which are based on a variety of factors. Securities for which market quotations are not available, if any, are valued in accordance with procedures established by the Board of Trustees. The value of a foreign security is determined as of the close of trading on the foreign exchange on which it is traded or as of the close of trading on the New York Stock Exchange, if that is earlier, and that value is then converted into its U.S. dollar equivalent at the foreign exchange rate in effect at noon (EST). The fair values of securities restricted as to resale, if any, are determined following procedures established by the Board of Trustees.

      (b) the Franklin Utilities intends to continue to qualify for the tax treatment applicable to regulated investment companies under the Internal Revenue Code and to make the requisite distributions to its shareholders which will be sufficient to relieve it from income and excise taxes. Therefore, no income provision is required.

      (c) Security transactions are accounted for on the date the securities are purchase or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and income tax purposes.

      (d) Dividend income and distributions to shareholders are recorded on ex-dividend date. Estimated expenses are accrued daily.

      (e) Common expenses incurred by the Franklin Utilities is allocated based on the ratio of net assets of the fund to the combined net assets. In all other respects, expenses are charged to the Franklin Utilities as incurred on a specific identification basis.

     (f) The accounting records of the Franklin Utilities are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rate of exchange of such currencies against U.S. dollars on the date of the valuation. Purchases and sales of securities, income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. Differences between income and expense amounts recorded and collected or paid are recognized when reported by the custodian bank.

         The Franklin Utilities does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.



            FRANKLIN STRATEGIC SERIES, FRANKLIN GLOBAL UTILITIES FUND
                        PROPOSED MERGER WITH
                  TEMPLETON GLOBAL UTILITIES FUND, INC.
                        OCTOBER 31, 1995 (UNAUDITED)

NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS,CONT.

2.    SIGNIFICANT ACCOUNTING POLICIES, (CONT.)

         Reported net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized between the trade date and settlement dates on securities transactions, the difference between the amounts of dividends and interest, and foreign withholding taxes recorded on the Franklin Utilities' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized appreciation/depreciation on translation of assets and liabilities denominated in foreign currencies arise from changes in the value of assets and liabilities other than investments in securities at fiscal year end, resulting from changes in exchange rates.

      (g) The Franklin Utilities may enter into a Joint Repurchase Agreement where by its uninvested cash balance is deposited into a joint cash account to be used to invest in one or more repurchase agreements with government securities dealers recognized by the Federal Reserve Board and/or member banks of the Federal Reserve System. The value and face amount of the Joint Repurchase Agreements are allocated to the Franklin Utilities based on its pro-rata interest. In a repurchase agreement, the Franklin Utilities purchases a U.S. government security from a dealer or bank subject to an agreement to resell it at a mutually agreed upon price and date. Such a transaction is accounted for as a loan by the Franklin Utilities to the seller, collaterized by the underlying security. The transaction requires the initial collateralization of the seller's obligation by U.S. government securities with market value, including accrued interest, of at least 102% of the dollar amount invested by the Franklin Utilities, with the value of the underlying security marked to market daily to maintain coverage of at least 100%. The collateral is delivered to the Franklin Utilities' custodian bank and held until resold to the dealer or bank. At October 31, 1995, all outstanding repurchase agreements held by the Franklin Utilities had been entered into on that date.


3.    CAPITAL SHARES

      The number of shares issued was calculated by dividing the net assets of the Templeton Utilities at October 31, 1995 by $ 13.24, the net asset value per share for Class I of the Franklin Utilities at October 31, 1995. The pro forma combined number of Class I shares outstanding of 12,415,215 consists of the 3,220,303 shares issuable to the Templeton Utilities in the merger and 9,194,912 shares of the Franklin Utilities outstanding at October 31, 1995.

4.    PRO FORMA COMBINING OPERATING EXPENSES

      Certain expenses have been adjusted in the pro forma Statement of Operations to reflect the expenses of the combined entity more closely.

      Pro forma operating expenses include the actual expenses of the Templeton Utilities and the Franklin Utilities adjusted as follows:

      (a) Additional management fees due to the combined net assets of the two entities. Fees are computed monthly based on the net assets of the Franklin Utilities, at an annualized rate of .625 of 1% of the average daily net assets up to $100 million; .50 of 1% of the average daily net assets over $100 million up to and including $250 million. The rate of fee for the Franklin Utilities is reduced further on net assets over $250 million.



            FRANKLIN STRATEGIC SERIES, FRANKLIN GLOBAL UTILITIES FUND
                        PROPOSED MERGER WITH
                  TEMPLETON GLOBAL UTILITIES FUND, INC.
                        OCTOBER 31, 1995 (UNAUDITED)

NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS, CONT.

4.    PRO FORMA COMBINING OPERATING EXPENSES, (CONT.)

      (b) Additional Class I distribution fees due to the combined net assets of the two entities.

      (c) Additional shareholder servicing costs due to the increase in shareholder accounts from the combination of the two entities.

      (d) Additional custodian fees due to the combined portfolios of the two entities.

      (e) Additional legal, auditing, printing and mailing expenses due to an increase in the percentage asset allocation within the Franklin Strategic Series.

      (f) The Franklin Strategic Series Board of Trustees has not authorized charging Trustee fees for the Trust.

      (g) No additional miscellaneous expenses are included in the pro forma Statement of Operations as they are considered to be deminimus.

      Non-recurring expenses related to the Agreement and Plan have not been included in the pro forma Combining Statement of Operations. Such expenses, if any, shall be borne as follows: Franklin Advisers, Inc., Templeton, Galbraith & Hansberger Ltd., Templeton Utilities and Franklin Utilities shall each pay one fourth of the total expenses incurred in connection with the proposed merger.

5.    DISTRIBUTIONS AND CAPITAL GAINS

      At April 30 , 1995, for tax purposes, the Franklin Utilities had accumulated undistributed net realized gains of $1,315,465.

      For tax purposes, the aggregate cost of securities is higher (and unrealized appreciation is lower) than for financial reporting purposes at October 31, 1995 by $1,818 in the Franklin Utilities.



                                     PART C

                               OTHER INFORMATION


Item 15.             INDEMNIFICATION

                     The information required by this item is incorporated by reference to the Registrant's Bylaws, filed as Exhibit (2) to Registrant's Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 (File No. 33-39088).

Item 16.             EXHIBITS

                     (1)       Trust Instrument.1

                     (2)       By-laws.1/

                     (3)       Not applicable.

                     (4)       Agreement and Plan of Reorganization.2

                     (5) Specimen copy of share certificate for Registrant's Shares of common stock.1/

                     (6) Form of Investment Advisory Agreement between Franklin Advisers, Inc. and the Registrant.1/

                     (7) Form of Underwriting Agreement between Franklin/Templeton Distributors, Inc. and the Registrant.1/

                     (8)       Not applicable.

                     (9) Custodian Agreement between the Registrant and Bank of America NT&SA.1/

                    (10)       Not applicable.


--------
           1 Previously filed with Registration Statement No. 33-39088 and incorporated by reference herein.
           2          Filed herewith as Exhibit "A" to the Proxy
                      Statement/Prospectus.



                                                        = Part C-1 =

               (11) Opinion of Stradley, Ronon, Stevens & Young as to legality of the securities being offered (including consent of such firm).3

               (12) Opinion of Dechert Price & Rhoads as to tax consequences (including consent of such firm).

               (13)            Not applicable.

               (14)            (a) Consent of Coopers & Lybrand, LLP.

                               (b) Consent of McGladrey & Pullen, LLP.

               (15)            Not applicable.

               (16)            Power of Attorney.

               (17)            (a) Copy of Declaration pursuant to Rule 24f-2
                                   under the Investment Company Act of 1940 of the Registrant.

                               (b) Form of Proxy.

Item 17.             UNDERTAKINGS

                     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment
--------
                      3 Previously filed in connection with Registrant's Rule 24f-2 Notice for the fiscal year ended April 30, 1995 and incorporated by reference herein.



                                      = Part C-2 =
                               shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.




                                      = Part C-3 =

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of San Mateo, and the State of California, on the 14th day of December, 1995.

                                           FRANKLIN STRATEGIC SERIES
                                                 (Registrant)


                                            By:
                                               Rupert H. Johnson, Jr.*
                                               President


         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


         SIGNATURE                                             TITLE                               DATE


                                                              Trustee and                        December 14, 1995
Rupert H. Johnson, Jr.*                                       President (Chief
                                                             Executive Officer)

                                                              Trustee                            December 14, 1995
Frank H. Abbott, III*


                                                              Trustee                            December 14, 1995
Harris J. Ashton*


                                                              Trustee                            December 14, 1995
Harmon E. Burns*


                                                              Trustee                            December 14, 1995
S. Joseph Fortunato*


                                                              Trustee                           December 14, 1995
David W. Garbellano*


                                                              Trustee                            December 14, 1995
Charles B. Johnson*


                                                              Trustee                            December 14, 1995
Frank W.T. LaHaye*






                                                              Trustee                             December 14, 1995
Gordon S. Macklin*


                                                              Chief Financial                     December 14, 1995
Martin L. Flanagan*                                           Officer


                                                              Treasurer and                       December 14, 1995
Diomedes Loo-Tam*                                             Chief Accounting
                                                              Officer




*  By: /S/ LARRY L. GREENE
           Larry L. Greene
           Attorney-in-fact



*        Pursuant to Powers of Attorney filed herewith.








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